As filed with the Securities and Exchange Commission on March 22, 2011

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Express, Inc.

(Exact name of registrant as specified in its charter)

Delaware	5600	26-2828128
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1 Express Drive

Columbus, Ohio 43230

(614) 474-4001

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Matthew C. Moellering

Executive Vice President, Chief Administrative Officer, Chief Financial Officer, Treasurer and Secretary

Express, Inc.

1 Express Drive

Columbus, Ohio 43230

(614) 474-4001

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Robert M. Hayward, P.C. William R. Burke Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654 (312) 862-2000	Marc D. Jaffe Latham & Watkins LLP 885 Third Avenue Suite 1000 New York, New York 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(1)
Common Stock, $0.01 par value per share	18,975,000	$17.86	$338,893,500	$39,346

(1)	Includes shares of common stock that the underwriters may purchase from the selling stockholders pursuant to the option to purchase additional shares.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, on the basis of the average high and low prices of the Registrant’s common stock on March 15, 2011, as reported by the New York Stock Exchange.
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer and sale is not permitted.

Subject to Completion.

Preliminary Prospectus dated March 22, 2011.

PROSPECTUS

16,500,000 Shares

Express, Inc.

Common Stock

The selling stockholders identified in this prospectus are offering 16,500,000 shares of our common stock. We will not receive any proceeds from the sale of shares offered by the selling stockholders.

Our common stock is traded on the New York Stock Exchange under the symbol “EXPR.” The last reported sale price of our common stock on the New York Stock Exchange on March 21, 2011 was $17.40 per share.

Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 11 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters have the option to purchase up to 2,475,000 additional shares from certain selling stockholders at the public offering price less the underwriting discount for 30 days after the date of this prospectus to cover any overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2011.

BofA Merrill Lynch	Piper Jaffray	Morgan Stanley

UBS Investment Bank

Stifel Nicolaus Weisel	Stephens Inc.

The date of this prospectus is                     , 2011.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

i

BASIS OF PRESENTATION

Unless otherwise indicated, all of the financial data presented in this prospectus is presented on a consolidated basis for Express, Inc. and its subsidiaries.

We use a 52-53 week fiscal year ending on the Saturday closest to January 31. Fiscal years are identified in this prospectus according to the calendar year prior to the calendar year in which they end. For example, references to “2010,” “fiscal 2010,” “fiscal year 2010” or similar references refer to the fiscal year ending January 29, 2011 and references to “2009,” “fiscal 2009,” “fiscal year 2009” or similar references refer to the fiscal year ended January 30, 2010.

On May 12, 2010, in connection with our initial public offering of common stock (the “IPO”), we converted from a Delaware limited liability company into a Delaware corporation and changed our name from Express Parent LLC (“Express Parent”) to Express, Inc. See “Certain Relationships and Related Party Transactions—Reorganization as a Corporation.” In connection with this conversion, all of our equity interests, which consisted of Class L, Class A and Class C units, were converted into shares of our common stock at a ratio of 0.702, 0.649, and 0.442, respectively. All share and per share information in the accompanying Consolidated Financial Statements and the related notes has been retrospectively recast to reflect this conversion. Throughout this prospectus, the term “Express Parent” refers, prior to the Reorganization, to Express Parent LLC and, after the Reorganization, to Express, Inc. The term “Express Topco” refers to Express Topco LLC and “Express Holding” refers to Express Holding, LLC (each of which is one of our wholly-owned subsidiaries) and in each case not to any of their subsidiaries.

Prior to our registration statement on Form S-1 (File No. 333-164906) for the IPO being declared effective on May 12, 2010, (i) Express Investment Corp. (“EIC”), the holding company that held 67.3% of our equity interests on behalf of certain investment funds managed by Golden Gate Private Equity, Inc. (“Golden Gate”), and (ii) the holding companies that directly or indirectly held 6.1% of our equity interests on behalf of certain members of management (the “Management Holding Companies”) merged with and into us. EIC did not have any independent operations or any significant assets or liabilities and did not comprise a business. This legal merger represented in substance a reorganization and transfer of EIC’s income tax payables or receivables between entities under common control. Accordingly, for financial reporting purposes, the transaction was reflected as a contribution of certain of EIC’s income tax payables or receivables to us, in exchange for a net receivable or payable of equal amount with an affiliate of Golden Gate. In this prospectus, we refer to all of these events that occurred in connection with the IPO as the “Reorganization.” See “Certain Relationships and Related Party Transactions—Reorganization as a Corporation.”

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data throughout this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the definitions of our market and industry are appropriate, neither such research nor these definitions have been verified by any independent source.

TRADEMARKS AND TRADE NAMES

This prospectus includes our trademarks such as “Express,” which are protected under applicable intellectual property laws and are the property of Express, Inc. or its subsidiaries. This prospectus also contains trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider in making your investment decision. You should read the following summary together with the entire prospectus, including the more detailed information regarding our company, the common stock being sold in this offering and our Consolidated Financial Statements and the related notes included elsewhere in this prospectus. You should carefully consider, among other things, our Consolidated Financial Statements and the related notes included elsewhere in this prospectus and the matters discussed in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus before deciding to invest in our common stock. Some of the statements in this prospectus constitute forward-looking statements. See “Forward-Looking Statements.”

Except where the context otherwise requires or where otherwise indicated, the terms “Express,” “we,” “us,” “our,” “our company” and “our business” refer to Express, Inc. together with its predecessors and its consolidated subsidiaries as a combined entity.

Company Overview

Express is a nationally recognized specialty apparel and accessory retailer offering both women’s and men’s merchandise. With over 30 years of experience offering a distinct combination of style and quality at an attractive value, we believe we are a core shopping destination for our customers and that we have developed strong brand awareness and credibility with them. We target an attractive and growing demographic of women and men between 20 and 30 years old. We offer our customers an edited assortment of fashionable apparel and accessories to address fashion needs across multiple aspects of their lifestyles, including work, casual, jeanswear and going-out occasions. Since we became a stand-alone company in 2007, we have completed numerous initiatives to strengthen our business, including consolidating separate women’s and men’s stores into combined dual-gender stores, re-designing our go-to-market strategy, and launching our e-commerce platform, each of which we believe has improved our operating profits and positioned us well for future growth and profitability.

As of January 29, 2011, we operated 591 stores. Our stores are located primarily in high-traffic shopping malls, lifestyle centers, and street locations across the United States and in Puerto Rico and average approximately 8,700 gross square feet. We also sell our products through our e-commerce website, express.com. Our stores and website are designed to create an exciting shopping environment that reflects the sexy, sophisticated, and social brand image that we seek to project. Our 2010 net sales were comprised of approximately 65% women’s merchandise and approximately 35% men’s merchandise. Our product assortment is a mix of core styles balanced with the latest fashions, a combination we believe our customers look for and value in our brand. For 2010, we generated net sales, net income and Adjusted EBITDA of $1,905.8 million, $127.4 million and $309.3 million, respectively. Our Adjusted EBITDA increased approximately 125% from $137.2 million in 2009 to $309.3 million in 2010. See “—Summary Historical Consolidated Financial and Operating Data” for a discussion of Adjusted EBITDA, an accompanying presentation of the most directly comparable United States generally accepted accounting principles (“GAAP”) financial measure and a reconciliation of the differences between Adjusted EBITDA and the most directly comparable GAAP financial measure, net income.

Company History and Recent Accomplishments

We opened our first store in 1980, in Chicago, Illinois as a division of Limited Brands, Inc. (“Limited Brands”), and launched our men’s apparel line in 1987, which was rebranded under the name Structure in 1989. In the mid 1990s, we experienced a period of rapid expansion, resulting in the operation of over 1,000 stores by 2000, including a women’s and men’s store in the same shopping center in many cases. In 2001, we began to consolidate our separate women’s and men’s stores into combined dual-gender stores under the Express brand. In 2007, Golden Gate acquired 75% of the equity interests in our business from an affiliate of Limited Brands (the “Golden Gate Acquisition”), and we began to operate as a standalone company. Since the Golden Gate Acquisition, we have implemented and completed numerous initiatives to strengthen our business, including:

•

Transitioned to Stand-alone Company. As a standalone company, we have made a number of changes to improve our organization, reinvest in our business and align incentives with our performance. Among these, we rehired Michael Weiss as our President and Chief Executive Officer in July 2007. We have also worked to build depth in our organization, including strengthening our merchandising and design teams and improving the processes by which we make product decisions.

•

Completed Dual-Gender Store Conversion. During the last ten years, we have significantly improved the efficiency of our store base by consolidating separate women’s and men’s stores that were located in the same shopping center into combined dual-gender stores. This conversion was largely completed at the end of 2010. Over this time period, this conversion has allowed us to reduce our total gross square footage by approximately 30%. We believe our converted store model has resulted in higher store productivity and lower store expenses, leading to increased profitability.

•

Redesigned Go-To-Market Strategy. Since 2007, we have revised the process by which we design, source and merchandise our product assortment. We now design a greater number of styles, colors and fits of key items for each season and test approximately three-quarters of our product early in each season at a select group of stores before ordering for our broader store base. We believe the results of these changes are higher product margins from reduced markdowns, lower inventory risk and a more relevant product offering for our customers.

•

Reinvested in Our Business to Support Growth. Over the past four years, we have expanded several of our key functional departments and shifted our marketing focus to better position our company for long-term growth. In addition, we have placed increased focus on long-term brand-building initiatives.

•

Launched Express.com. We launched our e-commerce website, express.com, in July 2008, offering our customers a new channel to access our products. We believe our e-commerce platform has improved the efficiency of our business by allowing us to monitor real-time customer feedback, enhancing our product testing capabilities, expanding our advertising reach and providing us with a merchandise clearance channel.

Competitive Strengths

We believe that our primary competitive strengths are as follows:

Established Lifestyle Brand. With over 30 years of brand heritage, we have developed a distinct and widely recognized brand that we believe fosters loyalty and credibility among our customers who look to us to provide the latest fashions and quality at an attractive value.

Attractive Market and Customer Demographic. According to The NPD Group (“NPD Group”), in the twelve months ended January 31, 2011, our brand represented approximately 6% of the $19 billion specialty apparel market for 18 to 30 year old women and men in the United States. Our customer demographic is a growing segment of the United States population, and we believe that the Express brand appeals to a particularly attractive subset of this group.

Sophisticated Design, Sourcing and Merchandising Model. We believe that we have an efficient, diversified and flexible supply chain that allows us to quickly identify and respond to trends and bring a tested assortment of products to our stores. We believe our model allows us to better meet customer needs and enables us to reduce inventory risk and improve product margins from reduced markdowns. Our product testing processes allow us to test approximately three-quarters of our merchandise in select stores before placing orders for our broader store base. In addition, we assess sales data and new product development on a weekly basis in order to make in-season inventory adjustments where possible, which allows us to respond to the latest trends.

Optimized Real Estate Portfolio. Our stores are located in high-traffic shopping malls, lifestyle centers, and street locations in 47 states across the United States, as well as in the District of Columbia and Puerto Rico, and are diversified across all regions. In the last ten years, we have largely completed the conversion of our store base into dual gender stores from separate men’s and women’s stores, reducing our square footage by approximately 30%. We have over 30 years of experience identifying and opening new stores. As a result of our strong brand and established retail presence, we have been able to acquire high-traffic locations in most retail centers in which we operate. Substantially all of our stores were profitable in 2010.

Proven and Experienced Team. Michael Weiss, our President and Chief Executive Officer, has more than 40 years of experience in the fashion industry and has served as our President for over 20 years. In addition, our senior management team has an average of 25 years of experience across a broad range of disciplines in the specialty retail industry, including design, sourcing, merchandising and real estate. Experience and tenure with Express extends deep into our organization. For example, our district managers and store managers have been with Express for an average of ten years and seven years, respectively.

Growth Strategy

Key elements of our business and growth strategies include the following:

Improve Productivity of Our Retail Stores. We believe that the efforts we have taken over the last several years to optimize our store base through conversion to dual-gender stores and to improve our go-to-market strategy have positioned us well for future growth. We seek to grow our comparable sales and operating margins by executing the following initiatives:

•

Continue to Refine Our Go-to-Market Strategy. As we increase testing and refine our go-to-market strategy, we believe our in-store product assortment will be more appealing to our customers and will help us decrease markdowns and increase sales and product margins;

•

Recapture Market Share in Our Core Product Categories. Approximately six years ago we shifted our product mix, which included a high percentage of tops, casual bottoms, and denim, to increase our focus on a more premium wear-to-work assortment. Based on our historical peak sales levels across product categories, we believe there is opportunity for us to recapture sales as our customers re-discover Express in certain product categories, specifically casual and party tops, dresses, and denim; and

•

Improve Profit Margins. We believe we have the opportunity to continue to improve margins through further efficiencies in sourcing and continued refinement of our merchandising strategy. We plan to leverage our infrastructure, corporate overhead, and fixed costs through our converted dual-gender store format.

Expand Our Store Base. While there has been significant growth in retail shopping centers during the last decade, we have focused on converting our existing store base to a dual-gender format and have opened few new stores over this time period. As a result, we believe there are numerous attractive, high-traffic locations that present opportunities for us to expand our store base. We currently plan to open an average of 30 stores across the United States and Canada over each of the next five years, which represents annual store growth of approximately 3-5%, with slightly less than 30 stores in the earlier years and slightly more than 30 stores in the later years.

Expand Our e-Commerce Platform. In July 2008, we launched our e-commerce platform at express.com, providing us with a direct-to-consumer sales channel. We believe that our target customer regularly shops online, and we see continued opportunity to grow our e-commerce business by providing our customers with a seamless retailing experience. In addition, we believe our multi-channel platform will allow us to continue to improve overall profit margins as our e-commerce business becomes an increased percentage of our sales. In the third quarter of 2010, we added a mobile application to allow customers to scan merchandise bar codes from their mobile devices, to view product reviews and information in store, and to make purchases.

Expand Internationally with Development Partners. We believe Express has the potential to be a successful global brand. As of January 29, 2011, there were seven Express stores in the Middle East, which were constructed through a development agreement (the “Development Agreement”) with Alshaya Trading Co. (“Alshaya”). Over the next five years, we believe there are additional opportunities to expand the Express brand internationally through agreements with local partners across the globe.

Summary Risk Factors

We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or may materially and adversely affect our business, financial condition, results of operations, cash flows and prospects. You should carefully consider these risks, including the risks discussed in the section entitled “Risk Factors,” before investing in our common stock. Risks related to our business include, among others:

•	our business is sensitive to consumer spending and general economic conditions, and a continued or further economic slowdown could adversely affect our financial performance;

•	our business is highly dependent upon our ability to identify and respond to new and changing fashion trends, customer preferences and other related factors;

•

our sales and results of operations fluctuate on a seasonal basis and are affected by a variety of factors, including fashion trends, changes in our merchandise mix, the effectiveness of our inventory management, actions of competitors or mall anchor tenants, holiday or seasonal periods, changes in general economic conditions and consumer spending patterns, the timing of promotional events and weather conditions;

•

the clothing retail market in the United States is highly competitive, and we face substantial competition from numerous retailers, including major specialty retailers, department stores, regional retail chains, web-based retail stores and other direct retailers;

•	our ability to attract customers to our stores that are located in malls or other shopping centers depends heavily on the success of these malls and shopping centers;

•	we depend upon third parties to manufacture all of the products that we sell, the transportation of these products to and from all of our stores and the operation of our distribution facilities;

•	the raw materials that we use to manufacture our products and our distribution and labor costs are subject to availability constraints and price volatility;

•

we may not be able to carry out our growth strategy in a manner that is profitable, and the expansion of our business will place increased demands on our financial, operational, managerial and administrative resources; and

•

as of January 29, 2011, we had $367.4 million of outstanding indebtedness and minimum annual rental obligations under long-term leases of $164.4 million and $139.3 million for fiscal 2011 and 2012, respectively, and this substantial indebtedness and these lease obligations have significant effects on our business.

Our Equity Sponsor

Golden Gate Private Equity, Inc. is a San Francisco-based private equity investment firm with approximately $8 billion of assets under management. Golden Gate is dedicated to partnering with world class management teams and targets investments in situations where there is a demonstrable opportunity to significantly enhance a company’s value. The principals of Golden Gate have a long history of investing with management partners across a wide range of industries and transaction types, including leveraged buyouts and recapitalizations, corporate divestitures and spin-offs, build-ups and venture stage investing. Over the last five years, Golden Gate has invested in numerous brands in the specialty retail and apparel sectors, including Eddie Bauer, J. Jill and Orchard Brands, a multi-brand direct marketer which owns brands such as Appleseed’s, Blair, Draper’s and Damon’s, Haband and Norm Thompson.

Investment funds managed by Golden Gate acquired a 75% interest in our business from an affiliate of Limited Brands on July 6, 2007 for aggregate cash payments of $484.9 million. On the closing of the Golden Gate Acquisition, we distributed to an affiliate of Limited Brands $117.0 million in loan proceeds (which amount includes an expense reimbursement paid to Limited Brands) from a $125.0 million term loan facility that was entered into in connection with the Golden Gate Acquisition. See “Certain Relationships and Related Party Transactions—Golden Gate Acquisition—Purchase Agreement.” As a result of our Reorganization, the IPO and its sale of shares in connection with both the IPO and a secondary public offering of common stock, which was consummated on December 15, 2010 (the “2010 secondary offering”), Golden Gate beneficially owned approximately 42.9% of our common stock as of March 11, 2011.

Corporate Information

We are a Delaware corporation. Our corporate headquarters is located at 1 Express Drive, Columbus, Ohio 43230. Our telephone number is (614) 474-4001. Our website address is express.com. The information on our website is not deemed to be part of this prospectus.

Corporate Structure

The following chart summarizes our corporate structure and principal indebtedness on a pro forma basis as of the completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares.

(1)	We reorganized our corporate structure prior to the IPO such that the issuer of our common stock became a Delaware corporation named Express, Inc., and certain entities through which our equity holders held their equity in our business were merged with and into this holding company so that those equity holders directly held their equity interests immediately prior to the IPO. See “Basis of Presentation.”
(2)	Express Topco and Express Holding are holding companies. Express Holding is a guarantor of the $200.0 million secured Asset-Based Loan Credit Agreement entered into by Express Holding and Express, LLC with Wells Fargo Retail Finance, LLC, as administrative agent, and certain other lenders (the “Opco revolving credit facility”) and the $125.0 million secured term loan entered into by Express Holding and Express, LLC on July 6, 2007 (the “Opco term loan”).
(3)	As of January 29, 2011 Express, LLC had $163.6 million available for borrowing under the Opco revolving credit facility and no borrowings were then outstanding.
(4)	As of January 29, 2011 there was $120.6 million outstanding under the Opco term loan.
(5)

Express Finance Corp. is a guarantor of our credit facilities and a co-issuer, together with Express, LLC, of $250.0 million of 8 3/4% senior notes due 2018 (the “Senior Notes”). See “Description of Certain Indebtedness—Senior Notes.” Express Finance Corp. conducts no other business operations.

(6)	Includes Express GC, LLC, a guarantor of the Senior Notes, and Express Fashion Apparel Canada Inc., which is a non-U.S. subsidiary.

The Offering

Common stock offered by the selling stockholders	16,500,000 shares

Selling stockholders	The selling stockholders in this transaction are Golden Gate, Limited Brands, certain members of management and related trusts. See “Principal and Selling Stockholders.”

Common stock outstanding	88,695,471 shares

Option to purchase additional shares	The underwriters have the option to purchase up to 2,475,000 additional shares from certain selling stockholders. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds	We will not receive any proceeds from this offering. See “Use of Proceeds.”

Dividend policy	We have paid special dividends in the past, and we may pay dividends in the future. Any determination to pay dividends in the future will be at the discretion of our board of directors. In addition, because we are a holding company, our ability to pay dividends on our common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness. See “Dividend Policy” and “Description of Certain Indebtedness.”

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 11 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

New York Stock Exchange symbol	“EXPR”

Unless otherwise indicated, all information in this prospectus excludes:

•	2,633,000 shares of our common stock issuable upon the exercise of currently outstanding options;

•	656,696 shares of common stock subject to currently outstanding restricted stock units; and

•	13,484,213 shares of our common stock reserved for future issuance under our 2010 Incentive Compensation Plan.

Unless otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their option to purchase additional shares.

Summary Historical Consolidated Financial and Operating Data

The following tables summarize our consolidated financial and operating data as of the dates and for the periods indicated. We have derived the summary consolidated financial and operating data as of January 29, 2011 and for the fiscal years ended January 31, 2009, January 30, 2010 and January 29, 2011 from our Consolidated Financial Statements as of and for such fiscal years, which were audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. Our audited Consolidated Financial Statements as of January 30, 2010 and January 29, 2011 and for the fiscal years ended January 31, 2009, January 30, 2010 and January 29, 2011 are included elsewhere in this prospectus.

On May 12, 2010, in connection with the IPO, we converted from a Delaware limited liability company into a Delaware corporation and changed our name to Express, Inc. See “Certain Relationships and Related Party Transactions—Reorganization as a Corporation.” In connection with this conversion, all of our equity interests, which consisted of Class L, Class A, and Class C units, were converted into shares of our common stock at a ratio of 0.702, 0.649 and 0.442, respectively. All share and per share information in the accompanying Consolidated Financial Statements and the related notes have been retrospectively recast to reflect this conversion.

The summary historical consolidated data presented below should be read in conjunction with the sections entitled “Risk Factors,” “Selected Historical Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Consolidated Financial Statements and the related notes and other financial data included elsewhere in this prospectus.

	Year Ended
	January 31, 2009	January 30, 2010	January 29, 2011
	(dollars in thousands, excluding net sales per gross square foot data)
Statement of Operations Data:
Net sales	$1,737,010	$1,721,066	$1,905,814
Cost of goods sold, buying and occupancy costs	1,280,018	1,175,088	1,227,490

Gross profit	456,992	545,978	678,324
Selling, general and administrative expenses	447,071	409,198	461,073
Other operating expense, net	6,007	9,943	18,000

Operating income	3,914	126,837	199,251
Interest expense	36,531	53,222	59,493
Interest income	(3,527)	(484)	(16)
Other income, net	(300)	(2,444)	(1,968)

Income (loss) before income taxes	(28,790)	76,543	141,742
Income tax expense	246	1,236	14,354

Net income (loss)	$(29,036)	$75,307	$127,388

Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$35,234	$200,721	$219,958
Investing activities	(51,801)	(26,873)	(54,843)
Financing activities	(127,347)	(115,559)	(211,757)
Other Financial and Operating Data:
Comparable sales change(1)	(3)%	(4)%	10%
Net sales per gross square foot(2)	$337	$321	$346
Total gross square feet (in thousands) (average)	5,060	5,033	5,029
Number of stores (at period end)	581	573	591
Capital expenditures	$50,551	$26,853	$54,843
EBITDA(3)	83,514	198,949	266,281
Adjusted EBITDA(3)	137,198	229,750	309,298

January 29, 2011
Balance Sheet Data (at end of period):
Cash and cash equivalents	$187,762
Working capital (excluding cash and cash equivalents)(4)	(56,054)
Total assets	862,749
Total debt (including current portion)	367,407
Total stockholders’ equity	130,162

(1)	Comparable sales have been calculated based upon stores that were open at least thirteen full fiscal months as of the end of the reporting period. For 2009 and 2010, comparable sales include e-commerce merchandise sales. Excluding these sales, comparable sales were (6)% and 7% for 2009 and 2010, respectively.
(2)	Net sales per gross square foot is calculated by dividing net sales for the applicable period by the average gross square footage during such period. For the purpose of calculating net sales per gross square foot, e-commerce sales and other revenues are excluded from net sales.
(3)	EBITDA and Adjusted EBITDA have been presented in this prospectus and are supplemental measures of financial performance that are not required by, or presented in accordance with, GAAP. EBITDA is defined as consolidated net income before depreciation and amortization, interest expense (net), including amortization of debt issuance costs or debt discounts and losses on debt extinguishment, and income taxes. Adjusted EBITDA is calculated in accordance with our existing credit agreements, and is defined as EBITDA adjusted to exclude the items set forth in the table below.

EBITDA is included in this prospectus because it is a key metric used by management to assess our operating performance. Adjusted EBITDA is included in this prospectus because it is a measure by which our lenders evaluate our covenant compliance. The Opco term loan contains a leverage ratio covenant and the Opco revolving credit facility contains a fixed charge coverage ratio covenant that we must meet if we do not meet the excess availability requirement under the Opco revolving credit facility, and are calculated based on Adjusted EBITDA, without the adjustment for management bonuses paid in connection with our distribution to equity holders in 2008. See “Certain Relationships and Related Party Transactions—2008 Corporate Reorganization.” Non-compliance with the financial ratio covenants contained in the Opco term loan and the Opco revolving credit facility could result in the acceleration of our obligations to repay all amounts outstanding under those agreements. The applicable interest rates on the Opco term loan and the Opco revolving credit facility are also based in part on our leverage ratio and excess availability, respectively. In addition, the Opco term loan, the Opco revolving credit facility and the indenture governing the Senior Notes contain covenants that restrict, subject to certain exceptions, our ability to incur additional indebtedness or make restricted payments, such as dividends, based, in some cases, on our ability to meet leverage ratios or fixed charge coverage ratios. Adjusted EBITDA is a material component of these ratios.

EBITDA and Adjusted EBITDA are not measures of our financial performance or liquidity under GAAP and should not be considered as alternatives to net income as a measure of operating performance, cash flows from operating activities as a measure of liquidity, or any other performance measure derived in accordance with GAAP. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow for management’s discretionary use, as they do not consider certain cash requirements such as interest payments, tax payments and debt service requirements. EBITDA and Adjusted EBITDA contain certain other limitations, including the failure to reflect our cash expenditures, cash requirements for working capital needs and cash costs to replace assets being depreciated and amortized, and exclude certain non-recurring charges that may occur in the future. Management compensates for these limitations by relying primarily on our GAAP results and by using EBITDA and Adjusted EBITDA only supplementally.

Our measures of EBITDA and Adjusted EBITDA are not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the methods of calculation.

The following table sets forth a reconciliation of net income (loss), the most directly comparable GAAP financial measure, to EBITDA and Adjusted EBITDA.

	Year Ended
	January 31, 2009	January 30, 2010	January 29, 2011
	(dollars in thousands)
Net (loss) income	$(29,036)	$75,307	$127,388
Depreciation and amortization	79,105	69,668	65,062
Interest expense, net(a)	33,199	52,738	59,477
Income tax expense	246	1,236	14,354

EBITDA	83,514	198,949	266,281
Non-cash deductions, losses, charges(b)	21,112	12,128	14,579
Non-recurring expenses(c)	18,660	5,908	2,090
Transaction expenses(d)	3,596	1,656	2,628
Permitted Advisory Agreement fees and expenses(e)	4,238	7,153	12,752
Non-cash expense related to equity incentives	2,069	2,052	5,296
Other adjustments allowable under our existing credit agreements(f)	4,009	1,904	5,672

Adjusted EBITDA	$137,198	$229,750	$309,298

(a)	Includes interest income and also includes amortization of debt issuance costs, amortization of debt discount, and loss on extinguishment of debt.
(b)	Adjustments made to reflect the net impact of non-cash expense items such as non-cash rent and expense associated with the change in fair value of our interest rate swap.
(c)	Primarily includes expenses related to the development of stand-alone information technology systems in connection with the termination of certain transition services that were provided to us by Limited Brands under a transition services agreement entered into in connection with the Golden Gate Acquisition (the “Transition Services Agreement”). See “Certain Relationships and Related Party Transactions—Golden Gate Acquisition—Limited Brands Transition Services Agreements.”
(d)	Represents costs incurred related to items such as the issuance of stock, recapitalizations and the incurrence of permitted indebtedness.
(e)	Prior to the IPO, Golden Gate provided us with consulting and management services pursuant to the advisory agreement entered into in connection with the Golden Gate Acquisition (“Advisory Agreement”). The Advisory Agreement was terminated in connection with the IPO. See “Certain Relationships and Related Party Transactions—Golden Gate Acquisition—Golden Gate Advisory Agreement.”
(f)	Reflects adjustments permitted under our existing credit agreements, including advisory fees paid to Limited Brands pursuant to the Express Parent Limited Liability Company Agreement (the “LLC Agreement”). The LLC Agreement, including the advisory arrangement with Limited Brands, was terminated in connection with the IPO.

(4)	Working capital is defined as current assets, less cash and cash equivalents, less current liabilities excluding the current portion of long-term debt.

RISK FACTORS

This offering and an investment in our common stock involve a high degree of risk. You should carefully consider the risks described below, together with the financial and other information contained in this prospectus, before you decide to purchase shares of our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. As a result, the trading price of our common stock could decline and you could lose all or part of your investment in our common stock.

Risks Related to Our Business

Our business is sensitive to consumer spending and general economic conditions, and a continued or further economic slowdown could adversely affect our financial performance.

Consumer purchases of discretionary retail items, including our products, generally decline during recessionary periods and other periods where disposable income is adversely affected. Our performance is subject to factors that affect domestic and worldwide economic conditions, including employment, consumer debt, reductions in net worth, residential real estate and mortgage markets, taxation, fuel and energy prices, interest rates, consumer confidence, value of the United States dollar versus foreign currencies and other macroeconomic factors. A deterioration in economic conditions or increasing unemployment levels may reduce the level of consumer spending and inhibit consumers’ use of credit, which may adversely affect our revenues and profits. In recessionary periods, we may have to increase the number of promotional sales or otherwise dispose of inventory for which we have previously paid to manufacture, which could adversely affect our profitability. Our financial performance is particularly susceptible to economic and other conditions in regions or states where we have a significant number of stores. A deterioration of economic conditions or slowdown in the economy could adversely affect shopping center traffic and new shopping center development and could materially adversely affect us.

In addition, recessionary periods may exacerbate some of the risks noted below, including consumer demand, strain on available resources, store growth, interruption of the flow of merchandise from key vendors and foreign exchange rate fluctuations. The risks could be exacerbated individually or collectively.

Our business is highly dependent upon our ability to identify and respond to new and changing fashion trends, customer preferences and other related factors, and our inability to identify and respond to these new trends may lead to inventory markdowns and write-offs, which could adversely affect us and our brand image.

Our focus on fashion-conscious young women and men means that we have a target market of customers whose preferences cannot be predicted with certainty and are subject to change. Our success depends in large part upon our ability to effectively identify and respond to changing fashion trends and consumer demands, and to translate market trends into appropriate, saleable product offerings. Our failure to identify and react appropriately to new and changing fashion trends or tastes or to accurately forecast demand for certain product offerings could lead to, among other things, excess inventories, markdowns and write-offs, which could materially adversely affect our business and our brand image. Because our success depends significantly on our brand image, damage to our brand image as a result of our failure to respond to changing fashion trends could have a negative impact on us.

We often enter into agreements for the manufacture and purchase of merchandise well ahead of the season in which that merchandise will be sold. Therefore, we are vulnerable to changes in consumer preference and demand between the time we design and order our merchandise and the season in which this merchandise will be sold. There can be no assurance that our new product offerings will have the same level of acceptance as our product offerings in the past or that we will be able to adequately and timely respond to the preferences of our customers. The failure of any new product offerings to appeal to our customers could have a material adverse effect on our business, results of operations and financial condition.

Our sales and profitability fluctuate on a seasonal basis and are affected by a variety of other factors.

Our sales and results of operations are affected by a variety of factors, including fashion trends, changes in our merchandise mix, the effectiveness of our inventory management, actions of competitors or mall anchor tenants, holiday or seasonal periods, changes in general economic conditions and consumer spending patterns, the timing of promotional events and weather conditions. As a result, our results of operations fluctuate on a quarterly basis and relative to corresponding periods in prior years, and any of these factors could adversely affect our business and could cause our results of operations to decline. For example, our third and fourth quarter net sales are impacted by early Fall shopping trends and the holiday season. Likewise, we typically experience lower net sales in the first and second quarter relative to other quarters. Any significant decrease in net sales during the early Fall selling period or the holiday season would have a material adverse effect on us. In addition, in order to prepare for these seasons, we must order and keep in stock significantly more merchandise than we carry during other parts of the year. This inventory build-up may require us to expend cash faster than we generate it by our operations during this period. Any unanticipated decrease in demand for our products during these peak shopping seasons could require us to sell excess inventory at a substantial markdown, which could have a material adverse effect on our business, profitability, ability to repay indebtedness and our brand image with customers.

We could face increased competition from other retailers that could adversely affect our ability to generate higher net sales and our ability to obtain favorable store locations.

We face substantial competition in the specialty retail apparel and accessory industry. We compete on the basis of a combination of factors, including, among others, price, breadth, quality and style of merchandise offered, in-store experience, level of customer service, ability to identify and offer new and emerging fashion trends and brand image. We compete with a wide variety of large and small retailers for customers, vendors, suitable store locations and personnel. We face competition from major specialty retailers that offer their own private label assortment, department stores, regional retail chains, web-based retail stores and other direct retailers that engage in the retail sale of apparel, accessories, footwear and similar merchandise to fashion-conscious young women and men.

Some of our competitors have greater financial, marketing and other resources available. In many cases, our competitors sell their products in stores that are located in the same shopping malls or lifestyle centers as our stores. In addition to competing for sales, we compete for favorable site locations and lease terms in shopping malls and lifestyle centers and our competitors may be able to secure more favorable locations than us as a result of their relationships with, or appeal to, landlords. Our competitors may also sell substantially similar products at reduced prices through the Internet or through outlet centers or discount stores, increasing the competitive pricing pressure for those products. We cannot assure you that we will continue to be able to compete successfully against existing or future competitors. Our expansion into markets served by our competitors and entry of new competitors or expansion of existing competitors into our markets could have a material adverse effect on us.

Our ability to attract customers to our stores that are located in malls or other shopping centers depends heavily on the success of these malls and shopping centers, and any decrease in customer traffic in these malls or shopping centers could cause our net sales to be less than expected.

A significant number of our stores are located in malls and other shopping centers. Sales at these stores are dependent, to a significant degree, upon the volume of traffic in those shopping centers and the surrounding area. Our stores benefit from the ability of a shopping center’s other tenants, particularly anchor stores, such as department stores, to generate consumer traffic in the vicinity of our stores and the continuing popularity of the shopping center as a shopping destination. Our sales volume and traffic generally may be adversely affected by, among other things, a decrease in popularity of malls or other shopping centers in which our stores are located, the closing of anchor stores important to our business, a decline in popularity of other stores in the malls or other shopping centers in which our stores are located or a deterioration in the financial condition of shopping center operators or developers which could, for example, limit their ability to finance tenant improvements for us and other retailers. A reduction in consumer traffic as a result of these or any other factors, or our inability to obtain or maintain favorable store locations within malls or other shopping centers, could have a material adverse effect on us.

We do not own or operate any manufacturing facilities and therefore depend upon independent third parties for the manufacture of all of our merchandise, and any inability of a manufacturer to ship goods to our specifications or to operate in compliance with applicable laws could negatively impact our business.

We do not own or operate any manufacturing facilities. As a result, we are dependent upon our timely receipt of quality merchandise from third-party manufacturers. A manufacturer’s inability to ship orders to us in a timely manner or meet our quality standards could cause delays in responding to consumer demands and negatively affect consumer confidence in the quality and value of our brand or negatively impact our competitive position, all of which could have a material adverse effect on our financial condition or results of operations. Furthermore, we are susceptible to increases in sourcing costs, which we may not be able to pass on to customers, and changes in payment terms from manufacturers, which could adversely affect our financial condition or results of operations.

Failure by our manufacturers to comply with our guidelines also exposes us to various risks, including with respect to use of acceptable labor practices and compliance with applicable laws. We do not independently investigate whether our vendors and manufacturers use acceptable labor practices and comply with applicable laws, such as child labor and other labor laws, and instead rely on audits performed by several third-party auditors. Our business may be negatively impacted should any of our manufacturers experience an interruption in operations, including due to labor disputes and failure to comply with laws, and our business may suffer from negative publicity for using manufacturers that do not engage in acceptable labor practices and comply with applicable laws. Any of these results could harm our brand image and have a material adverse effect on our business and growth.

The raw materials used to manufacture our products and our distribution and labor costs are subject to availability constraints and price volatility, which could result in increased costs.

The raw materials used to manufacture our merchandise are subject to availability constraints and price volatility caused by high demand for cotton, high demand for petroleum-based synthetic and other fabrics, weather conditions, supply conditions, government regulations, economic climate and other unpredictable factors.

In addition, our transportation and labor costs are subject to price volatility caused by the price of oil, supply of labor, governmental regulations, economic climate and other unpredictable factors. Increases in the demand for, or the price of, raw materials used to manufacture our merchandise and increases in transportation and labor costs could each have a material adverse effect on our cost of sales or our ability to meet our customers’ needs. We may not be able to pass all or a material portion of such higher raw material costs on to our customers, which could negatively impact our profitability. Any material costs that are passed on to customers may result in a reduction in our net sales.

The interruption of the flow of merchandise from international manufacturers could disrupt our supply chain.

We purchase the majority of our merchandise outside of the United States through arrangements with approximately 90 vendors, utilizing approximately 325 foreign manufacturing facilities located throughout the world, primarily in Asia and Central and South America. Political, social or economic instability in Asia, Central or South America, or in other regions in which our manufacturers are located, could cause disruptions in trade, including exports to the United States. Other events that could also cause disruptions to exports to the United States include:

•	the imposition of additional trade law provisions or regulations;

•	the imposition of additional duties, tariffs and other charges on imports and exports;

•	quotas imposed by bilateral textile agreements;

•	foreign currency fluctuations;

•	natural disasters;

•	restrictions on the transfer of funds;

•	the financial instability or bankruptcy of manufacturers; and

•	significant labor disputes, such as dock strikes.

We cannot predict whether the countries in which our merchandise is manufactured, or may be manufactured in the future, will be subject to new or additional trade restrictions imposed by the United States or other foreign governments, including the likelihood, type or effect of any such restrictions. Trade restrictions, including new or increased tariffs or quotas, embargos, safeguards and customs restrictions against apparel items, as well as United States or foreign labor strikes and work stoppages or boycotts, could increase the cost or reduce the supply of apparel available to us and adversely affect our business, financial condition or results of operations.

If we encounter difficulties associated with distribution facilities or if they were to shut down for any reason, we could face shortages of inventory, delayed shipments to our online customers and harm to our reputation. Any of these issues could have a material adverse effect on our business operations.

Our distribution facilities are operated by third parties. Our Columbus, Ohio facility operates as our central distribution facility and supports our entire domestic business, as all of our merchandise is shipped to the central distribution facility from our vendors, and is then packaged and shipped to our stores or the e-commerce distribution facility in Groveport, Ohio for further distribution to our online customers. The success of our stores and the satisfaction of our online customers depend on their timely receipt of merchandise. The efficient flow of our merchandise requires that the third parties who operate the distribution facilities have adequate capacity in both distribution facilities to support our current level of operations, and any anticipated increased levels that may follow from the growth of our business. If we encounter difficulties with the distribution facilities or in our relationships with the third parties who operate the facilities or if either facility were to shut down for any reason, including as a result of fire or other natural disaster, we could face shortages of inventory, resulting in “out of stock” conditions in our stores, incur significantly higher costs and longer lead times associated with distributing our products to both our stores and online customers and experience dissatisfaction from our customers. Any of these issues could have a material adverse effect on our business and harm our reputation.

We rely upon independent third-party transportation providers for substantially all of our product shipments and are subject to increased shipping costs as well as the potential inability of our third-party transportation providers to deliver on a timely basis.

We currently rely upon independent third-party transportation providers for substantially all of our product shipments, including shipments to and from all of our stores. Our utilization of these delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact a shipping company’s ability to provide delivery services that adequately meet our shipping needs. If we change the shipping companies we use, we could face logistical difficulties that could adversely affect deliveries and we would incur costs and expend resources in connection with such change. Moreover, we may not be able to obtain terms as favorable as those received from our current independent third-party transportation providers which in turn would increase our costs.

We depend on key executive management and may not be able to retain or replace these individuals or recruit additional personnel, which could harm our business.

We depend on the leadership and experience of our key executive management. The loss of the services of any of our executive management members could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace such personnel on a timely basis or without incurring increased costs, or at all. We believe that our future success will depend greatly on our continued ability to attract and retain highly skilled and qualified personnel. There is a high level of competition for experienced, successful personnel in the retail industry. Our inability to meet our staffing requirements in the future could impair our growth and harm our business.

Our growth strategy, including our international expansion plan, is dependent on a number of factors, any of which could strain our resources or delay or prevent the successful penetration into new markets.

Our growth strategy is partially dependent on opening new stores across North America, remodeling existing stores in a timely manner and operating them profitably. Additional factors required for the successful implementation of our growth strategy include, but are not limited to, obtaining desirable store locations, negotiating acceptable leases, completing projects on budget, supplying proper levels of merchandise and successfully hiring and training store managers and sales associates. In order to optimize profitability for new stores, we must secure desirable retail lease space when opening stores in new and existing markets. We must choose store sites, execute favorable real estate transactions on terms that are acceptable to us, hire competent personnel and effectively open and operate these new stores. We historically have received landlord allowances for store build outs, which offset certain capital expenditures we must make to open a new store. If landlord allowances cease to be available to us in the future or are decreased, opening new stores would require more capital outlay, which could adversely affect our ability to continue opening new stores.

To the extent we open new stores in markets where we have existing stores, our existing stores in those markets may experience reduced net sales. Our planned growth will also require additional infrastructure for the development, maintenance and monitoring of those stores. In addition, if our current management systems and information systems are insufficient to support this expansion, our ability to open new stores and to manage our existing stores would be adversely affected. If we fail to continue to improve our infrastructure, we may be unable to implement our growth strategy or maintain current levels of operating performance in our existing stores.

Additionally, we plan to expand outside of North America through development agreements with third parties and these plans could be negatively impacted by a variety of factors. We may be unable to find acceptable partners with whom we can enter into joint development agreements, negotiate acceptable terms for franchise and development agreements and gain acceptance from consumers outside of North America. Our planned usage of development agreements outside of North America also creates the inherent risk as to whether such third parties are able to both effectively operate the businesses and appropriately project our brand image in their respective markets. Ineffective or inappropriate operation of our partners’ businesses or projection of our brand image could create difficulties in the execution of our international expansion plan.

Our domestic growth and international expansion plans will place increased demands on our financial, operational, managerial and administrative resources. These increased demands may cause us to operate our business less efficiently, which in turn could cause deterioration in the performance of our existing stores. Furthermore, relating to our international expansion, our ability to conduct business in international markets may be affected by legal, regulatory, political and economic risks, including our unfamiliarity with local business and legal environments in other areas of the world. Our international expansion strategy and success could also be adversely impacted by the global economy, as well as by fluctuations in the value of the dollar against foreign currencies.

Our business depends in part on a strong brand image, and if we are not able to maintain and enhance our brand, particularly in new markets where we have limited brand recognition, we may be unable to attract sufficient numbers of customers to our stores or sell sufficient quantities of our products.

Our ability to maintain our reputation is critical to our brand image. Our reputation could be jeopardized if we fail to maintain high standards for merchandise quality and integrity. Any negative publicity about these types of concerns may reduce demand for our merchandise. Failure to maintain high ethical, social and environmental standards for all of our operations and activities or adverse publicity regarding our responses to these concerns could also jeopardize our reputation. Failure to comply with local laws and regulations, to maintain an effective system of internal controls or to provide accurate and timely financial statement information could also hurt our reputation. Damage to our reputation or loss of consumer confidence for any of these reasons could have a material adverse effect on our business, financial condition and results of operations, as well as require additional resources to rebuild our reputation.

We are subject to risks associated with leasing substantial amounts of space, including future increases in occupancy costs.

We lease all of our store locations, our corporate headquarters and our central distribution facility. We typically occupy our stores under operating leases with terms of ten years, with options to renew for additional multi-year periods thereafter. In the future, we may not be able to negotiate favorable lease terms. Our inability to do so may cause our occupancy costs to be higher in future years or may force us to close stores in desirable locations.

Some of our leases have early cancellation clauses, which permit the lease to be terminated by us or the landlord if certain sales levels are not met in specific periods or if the center does not meet specified occupancy standards. In addition to future minimum lease payments, some of our store leases provide for additional rental payments based on a percentage of net sales, or “percentage rent,” if sales at the respective stores exceed specified levels, as well as the payment of common area maintenance charges, real property insurance and real estate taxes. Many of our lease agreements have defined escalating rent provisions over the initial term and any extensions. As we expand our store base, our lease expense and our cash outlays for rent under the lease terms will increase.

We depend on cash flow from operations to pay our lease expenses. If our business does not generate sufficient cash flow from operating activities to fund these expenses, we may not be able to service our lease expenses, which could materially harm our business.

If an existing or future store is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. Moreover, even if a lease has an early cancellation clause, we may not satisfy the contractual requirements for early cancellation under that lease. Our inability to enter into new leases or renew existing leases on terms acceptable to us or be released from our obligations under leases for stores that we close could materially adversely affect us.

Our failure to find store employees who can effectively operate our stores could adversely affect our business.

Our success depends in part upon our ability to attract, motivate and retain a sufficient number of store employees, including store managers, who understand and appreciate our corporate culture and customers, and are able to adequately and effectively represent this culture and establish credibility with our customers. The store employee turnover rate in the retail industry is generally high. Excessive store employee turnover will result in higher employee costs associated with finding, hiring and training new store employees. If we are unable to hire and retain store personnel capable of consistently providing a high level of customer service, as demonstrated by their enthusiasm for our culture, understanding of our customers and knowledge of the merchandise we offer, our ability to open new stores may be impaired, the performance of our existing and new stores could be materially adversely affected and our brand image may be negatively impacted. Competition for such qualified individuals could require us to pay higher wages to attract a sufficient number of employees. Additionally, our labor costs are subject to many external factors, including unemployment levels, prevailing wage rates, minimum wage laws, potential collective bargaining arrangements, health insurance costs and other insurance costs and changes in employment and labor legislation or other workplace regulation (including changes in entitlement programs such as health insurance and paid leave programs). Any increase in labor costs may adversely impact our profitability, or, if we fail to pay such higher wages, we could suffer increased employee turnover.

We are also dependent upon temporary personnel to adequately staff our stores and distribution facilities, with heightened dependence during busy periods such as the holiday season and when multiple new stores are opening. There can be no assurance that we will receive adequate assistance from our temporary personnel, or that there will be sufficient sources of suitable temporary personnel to meet our demand. Any such failure to meet our staffing needs or any material increases in employee turnover rates could have a material adverse effect on our business or results of operations.

We work with Limited Brands to provide us with certain key services for our business. If Limited Brands fails to perform its obligations to us or if we do not find appropriate replacement services, we may be unable to provide these services or implement substitute arrangements on a timely and cost-effective basis on terms favorable to us.

Limited Brands, our former parent and a current equity holder, provides certain services to us under various agreements and arrangements. Mast Global Logistics, an affiliate of Limited Brands (“Mast”), currently provides us with certain support services relating to our product production and sourcing. Under a logistics services agreement with Limited Brands that was entered into on October 5, 2009 and took effect in February 2010, Mast also provides certain inbound and outbound transportation and delivery services, distribution services, customs and brokerage services and rental of warehouse/distribution space. The logistics services agreement ends on April 30, 2016. The agreement will continue thereafter unless it is terminated by either party on no less than 24 months’ prior notice. Notwithstanding the foregoing, we have the right to terminate the agreement on 24 months’ prior notice. In no event may the termination of the agreement occur between October 1 of any calendar year and the last day of February of the next calendar year. If Limited Brands or Mast fails to perform its obligations under either the logistics services agreement or other agreements we may be unable to obtain substitute arrangements in a timely and cost-effective manner. In addition, we may be unable to obtain replacement services for these arrangements, or may be required to incur additional costs and may experience delays or business interruptions as a result of our transition to other service providers, which could have a material adverse effect on our business. See “Certain Relationships and Related Party Transactions.”

We rely significantly on information systems and any failure, inadequacy, interruption or security failure of those systems could harm our ability to effectively operate our business, harm our net sales, increase our expenses and harm our reputation.

Our ability to effectively manage and maintain our inventory, and to ship products to our stores and our customers on a timely basis, depends significantly on our information systems. To manage the growth of our operations, personnel and real estate portfolio, we will need to continue to improve and expand our operational and financial systems, real estate management systems, transaction processing, internal controls and business processes; in doing so, we could encounter implementation issues and incur substantial additional expenses. The failure of our information systems to operate effectively, problems with transitioning to upgraded or replacement systems or expanding them into new stores, or a breach in security of these systems could adversely impact the promptness and accuracy of our merchandise distribution, transaction processing, financial accounting and reporting, the efficiency of our operations and our ability to properly forecast earnings and cash requirements. We could be required to make significant additional expenditures to remediate any such failure, problem or breach. Such events may have a material adverse effect on us.

We sell merchandise over the Internet through our website, express.com. Our Internet operations may be affected by our reliance on third-party hardware and software providers, technology changes, risks related to the failure of computer systems that operate the Internet business, telecommunications failures, electronic break-ins and similar disruptions. Furthermore, our ability to conduct business on the Internet may be affected by liability for online content, patent infringement and state and federal privacy laws.

In addition, we may now and in the future implement new systems to increase efficiencies and profitability. To manage growth of our operations and personnel, we will need to continue to improve and expand our operational and financial systems, transaction processing, internal controls and business processes. When implementing new or changing existing processes, we may encounter transitional issues and incur substantial additional expenses.

Experienced computer programmers and hackers, or even internal users, may be able to penetrate our network security and misappropriate our confidential information or that of third parties, including our customers, create system disruptions or cause shutdowns. In addition, employee error, malfeasance or other errors in the storage, use or transmission of any such information could result in a disclosure to third parties outside of our network. As a result, we could incur significant expenses addressing problems created by any such inadvertent disclosure or any security breaches of our network. This risk is heightened because we collect and store customer information, including credit card information, and use certain customer information for marketing purposes. Any compromise of customer information could subject us to customer or government litigation and harm our reputation, which could adversely affect our business and growth.

There are claims made against us from time to time that can result in litigation or regulatory proceedings which could distract management from our business activities and result in significant liability.

We face the risk of litigation and other claims against us. Litigation and other claims arise in the ordinary course of our business and include commercial disputes, intellectual property issues, consumer protection and privacy matters, product-oriented allegations and slip and fall claims. In addition, we could face a wide variety of employee claims against us, including general discrimination, privacy, labor and employment, ERISA and disability claims. For example, Express, LLC is named as a defendant in a purported class action lawsuit alleging various California state labor law violations. See “Business—Legal Proceedings.” Any claims could result in litigation against us and could also result in regulatory proceedings being brought against us by various federal and state agencies that regulate our business, including the United States Equal Employment Opportunity Commission. Often these cases raise complex factual and legal issues, which are subject to risks and uncertainties and which could require significant management time. Litigation and other claims and regulatory proceedings against us could result in unexpected expenses and liability, and could also materially adversely affect our operations and our reputation.

In addition, we may be subject to liability if we infringe the trademarks or other intellectual property rights of third parties. If we were to be found liable for any such infringement, we could be required to pay substantial damages and could be subject to injunctions preventing further infringement. Such infringement claims could subject us to boycotts by our customers and harm to our brand image. In addition, any payments we are required to make and any injunctions we are required to comply with as a result of such infringement actions could adversely affect our financial results.

Changes in laws, including employment laws and laws related to our merchandise, could make conducting our business more expensive or otherwise change the way we do business.

We are subject to numerous regulations, including labor and employment, customs, truth-in-advertising, consumer protection, privacy and zoning and occupancy laws and ordinances that regulate retailers generally and/or govern the importation, promotion and sale of merchandise and the operation of stores and warehouse facilities. If these regulations were to change or were violated by our management, employees, vendors, buying agents or trading companies, the costs of certain goods could increase, or we could experience delays in shipments of our goods, be subject to fines or penalties, or suffer reputational harm, which could reduce demand for our merchandise and hurt our business and results of operations.

In addition to increased regulatory compliance requirements, changes in laws could make ordinary conduct of our business more expensive or require us to change the way we do business. For example, changes in federal and state minimum wage laws could raise the wage requirements for certain of our employees. Other laws related to employee benefits and treatment of employees, including laws related to limitations on employee hours, supervisory status, leaves of absence, mandated health benefits or overtime pay, could also negatively impact us, such as by increasing compensation and benefits costs for overtime and medical expenses.

Moreover, changes in product safety or other consumer protection laws could lead to increased costs to us for certain merchandise, or additional costs associated with readying merchandise for sale. It is often difficult for us to plan and prepare for potential changes to applicable laws and future actions or payments related to such changes could be material to us.

We may be unable to protect our trademarks or other intellectual property rights, which could harm our business.

We rely on certain trademark registrations and common law trademark rights to protect the distinctiveness of our brand. However, there can be no assurance that the actions we have taken to establish and protect our trademarks will be adequate to prevent imitation of our trademarks by others or to prevent others from claiming that sales of our products infringe, dilute or otherwise violate third-party trademarks or other proprietary rights in order to block sales of our products.

The laws of certain foreign countries may not protect the use of unregistered trademarks to the same extent as do the laws of the United States. As a result, international protection of our brand image may be limited and our right to use our trademarks outside the United States could be impaired. Other persons or entities may have rights to trademarks that contain portions of our marks or may have registered similar or competing marks for apparel and/or accessories in foreign countries in which our vendors source our merchandise. There may also be other prior registrations of trademarks identical or similar to our trademarks in other foreign countries. Accordingly, it may be possible for others to prevent the manufacture of our branded goods in certain foreign countries, the sale of our branded goods into foreign countries or the exportation of our branded goods from certain foreign countries to the United States. Our inability to register our trademarks or purchase or license the right to use the relevant trademarks or logos in these jurisdictions could limit our ability to obtain supplies from such markets or penetrate new markets in jurisdictions outside the United States.

Litigation may be necessary to protect our trademarks and other intellectual property rights, to enforce these rights or to defend against claims by third parties alleging that we infringe, dilute or otherwise violate third-party trademark or other intellectual property rights. Any litigation or claims brought by or against us, whether with or without merit, or whether successful or not, could result in substantial costs and diversion of our resources, which could have a material adverse effect on our business, financial condition, results of operations or cash flows. Any intellectual property litigation or claims against us could result in the loss or compromise of our intellectual property rights, could subject us to significant liabilities, require us to seek licenses on unfavorable terms, if available at all, prevent us from manufacturing or selling certain products and/or require us to redesign or re-label our products or rename our brand, any of which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Our substantial indebtedness and lease obligations could adversely affect our financial flexibility and our competitive position.

We have, and we will continue to have, a significant amount of indebtedness. As of January 29, 2011, we had $367.4 million of outstanding indebtedness (net of unamortized original issue discounts of $3.2 million). As of January 29, 2011, we had no borrowings outstanding and $163.6 million available under our Opco revolving credit facility. Our substantial level of indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. We also have, and will continue to have, significant lease obligations. As of January 29, 2011, our minimum annual rental obligations under long-term operating leases for 2011 and 2012 were $164.4 million and $139.3 million, respectively. Our substantial indebtedness and lease obligations could have other important consequences to you and significant effects on our business. For example, they could:

•	increase our vulnerability to adverse changes in general economic, industry and competitive conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to make payments on our indebtedness and leases, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	restrict us from exploiting business opportunities;

•	make it more difficult to satisfy our financial obligations, including payments on our indebtedness;

•	place us at a disadvantage compared to our competitors that have less debt and lease obligations; and

•	limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other general corporate purposes.

In addition, our existing credit agreements and the indenture governing the Senior Notes contain, and the agreements evidencing or governing other future indebtedness may contain, restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness.

Our indebtedness may restrict our current and future operations, which could adversely affect our ability to respond to changes in our business and to manage our operations.

Our existing credit agreements and the indenture governing the Senior Notes contain financial restrictions on us and our restricted subsidiaries, including restrictions on our or our restricted subsidiaries’ ability to, among other things:

•	place liens on our or our restricted subsidiaries’ assets;

•	make investments other than permitted investments;

•	incur additional indebtedness;

•	prepay or redeem certain indebtedness;

•	merge, consolidate or dissolve;

•	sell assets;

•	engage in transactions with affiliates;

•	change the nature of our business;

•	change our or our subsidiaries’ fiscal year or organizational documents; and

•	make restricted payments (including certain equity issuances).

In addition, we are required to maintain compliance with various financial ratios in the agreements governing our Opco credit facilities, including:

•	pursuant to our Opco revolving credit facility, a fixed charge coverage ratio of 1.00 to 1.00, if excess availability plus eligible cash collateral is less than $30.0 million; and

•	pursuant to our Opco term loan, a leverage ratio of not more than 1.75 to 1.00.

A failure by us or our subsidiaries to comply with the covenants or to maintain the required financial ratios contained in the agreements governing our indebtedness could result in an event of default under such indebtedness, which could adversely affect our ability to respond to changes in our business and manage our operations. Additionally, a default by us under one agreement covering our indebtedness may trigger cross-defaults under other agreements covering our indebtedness. Upon the occurrence of an event of default or cross-default under any of the agreements governing our indebtedness, the lenders could elect to declare all amounts outstanding to be due and payable and exercise other remedies as set forth in the agreements. If any of our indebtedness were to be accelerated, there can be no assurance that our assets would be sufficient to repay this indebtedness in full, which could have a material adverse effect on our ability to continue to operate as a going concern. See “Description of Certain Indebtedness.”

Our results may be adversely affected by fluctuations in energy costs.

Energy costs have fluctuated dramatically in the past. These fluctuations may result in an increase in our transportation costs for distribution, utility costs for our retail stores and costs to purchase product from our manufacturers. A rise in energy costs could adversely affect consumer spending and demand for our products and increase our operating costs, both of which could have a material adverse effect on our financial condition and results of operations.

Changes in taxation requirements or the results of tax audits could adversely affect our financial results.

In connection with the Reorganization, we elected to be treated as a corporation under Subchapter C of Chapter 1 of the Internal Revenue Code of 1986, as amended (the “Code”), effective May 2, 2010 which subjects us to additional taxes and risks, including tax on our income. As a result of the Reorganization, we recorded a net deferred tax asset and a one-time non-cash tax benefit of $31.8 million in the second quarter of 2010. In addition, we may be subject to periodic audits by the Internal Revenue Service and other taxing authorities. These audits may challenge certain of our tax positions, such as the timing and amount of deductions and allocations of taxable income to the various jurisdictions. These additional taxes and the results of any tax audits could adversely affect our financial results.

In addition, we are subject to income tax in numerous jurisdictions, and in the future as a result of our expansion we may be subject to income tax in additional jurisdictions, including international and domestic locations. Our products are subject to import and excise duties and/or sales or value-added taxes in many jurisdictions. Fluctuations in tax rates and duties could have a material adverse effect on our financial condition, results of operations or cash flows.

We may recognize impairment on long-lived assets.

Our long-lived assets, primarily stores and intangible assets, are subject to periodic testing for impairment. Store assets are reviewed using factors including, but not limited to, our future operating plans and projected future cash flows. Failure to achieve our future operating plans or generate sufficient levels of cash flow at our stores could result in impairment charges on long-lived assets, which could have a material adverse effect on our financial condition or results of operations.

If we fail to establish and maintain adequate internal controls over financial reporting, we may not be able to report our financial results in a timely and reliable manner, which could harm our business and impact the value of our securities.

We depend on our ability to produce accurate and timely financial statements in order to run our business. If we fail to do so, our business could be negatively affected and our independent registered public accounting firm may be unable to attest to the accuracy of our financial statements and effectiveness of our internal controls.

We restated our financial statements for the July 7, 2007 to February 2, 2008 period and 2008 after certain accounting errors were identified that we determined to be material. Management identified the following material weaknesses in its internal controls: (1) we did not have the appropriate resources and controls to properly account for our deferred taxes and (2) we did not have adequate oversight and controls related to the accounting for complex agreements arising from transactions unrelated to our core business operations, which resulted in accounting errors.

While we believe that the material weaknesses have been remediated, if we fail to maintain effective internal controls in the future, it could result in a material misstatement of our financial statements that would not be prevented or detected on a timely basis, which could cause investors to lose confidence in our financial information or cause our stock price to decline.

Risks Related to Ownership of Our Common Stock

A large percentage of our voting stock is controlled by one stockholder, and this stockholder entered into a Stockholders Agreement with another holder of a large percentage of our stock in connection with the IPO. The interests of these stockholders may conflict with those of our other stockholders.

Golden Gate, our largest stockholder, beneficially owned approximately 43% of our common stock as of March 11, 2011, and upon completion of this offering, Golden Gate will beneficially own approximately % of our common stock. As a result of this ownership, Golden Gate will continue to have a substantial influence on our affairs and its voting power will constitute a large percentage of any quorum of our stockholders voting on any matter requiring the approval of our stockholders. Such matters include the election of directors, the adoption of amendments to our certificate of incorporation and bylaws and approval of mergers or sales of substantially all of our assets. This concentration of ownership may also have the effect of delaying or preventing a change in control of our company or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. In addition, one of our five directors is a Managing Director of Golden Gate. Golden Gate may cause corporate actions to be taken even if the interests of Golden Gate conflict with the interests of our other stockholders. See “Principal and Selling Stockholders.”

In connection with the IPO, Golden Gate entered into a Stockholders Agreement with Limited Brands, pursuant to which Golden Gate has the right to nominate (1) three directors to our board of directors, so long as Golden Gate holds at least 50% of the number of shares of our common stock held by Golden Gate immediately prior to the completion of the IPO, and (2) two directors, so long as Golden Gate holds at least 25% of the number of shares of our common stock held by Golden Gate immediately prior to the IPO. Limited Brands has the right to nominate (1) two directors to our board of directors, so long as Limited Brands holds at least 50% of the number of shares of our common stock held by Limited Brands immediately prior to the IPO, and (2) one director, so long as Limited Brands holds at least 25% of the number of shares of our common stock held by Limited Brands immediately prior to the IPO. The Stockholders Agreement requires Golden Gate and Limited

Brands to vote their shares of common stock in favor of those persons nominated pursuant to rights under the Stockholders Agreement.

Upon completion of this offering, Golden Gate will beneficially own approximately              million shares, or     %, of our common stock and     % of the number of shares that Golden Gate owned immediately prior to the completion of the IPO, and will have the right to nominate              directors to our board of directors. Upon completion of this offering, Limited Brands will own approximately              shares, or     %, of our common stock and     % of the number of shares that Limited Brands owned immediately prior to the completion of the IPO, and will have the right to nominate              directors to our board of directors. As a result, Golden Gate and Limited Brands together will be able to nominate and elect     % of the members of our board of directors. The directors so elected will have the authority, subject to the terms of our indebtedness and the rules and regulations of the New York Stock Exchange (“NYSE”), to issue additional stock, implement stock repurchase programs, declare dividends and make other decisions, including determining what matters are submitted to a vote of our stockholders.

Following this offering, we will no longer be a “controlled company” under the New York Stock Exchange Listed Company Manual and, as a result, will no longer qualify for exemptions from certain corporate governance requirements.

We are listed on the NYSE and are therefore subject to the NYSE’s corporate governance rules. As a result of this offering, we will no longer be a “controlled company” within the meaning of Section 303A of the NYSE’s Listed Company Manual. Pursuant to the requirements of Section 303A, within one year after the completion of this offering, our Compensation and Governance Committee must be composed entirely of “independent directors” (as defined in Section 303A), and a majority of the directors on our board must be independent. Our board of directors currently consists of five directors, three of whom are independent. During the phase-in period granted in the NYSE’s Listed Company Manual, our stockholders will not have the same protections afforded to stockholders of companies that are subject to all NYSE corporate governance rules. If, within one year of the completion of this offering, we are not able to recruit an additional independent director for our Compensation and Governance Committee, we will not be in compliance with the NYSE corporate governance rules and may be subject to enforcement actions by the NYSE. In addition, this change in our board of directors and committee membership may result in a change in corporate strategy and operating philosophies, and may result in deviations from our current growth strategy, and our board of directors’ limited history of working together may inhibit its ability to function at current levels of efficiency.

Our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the offering price.

The market price for our common stock is likely to be volatile, in part because our shares have a short history of being traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, many of which we cannot control, including:

•	quarterly variations in our operating results compared to market expectations;

•	changes in preferences of our customers;

•	announcements of new products or significant price reductions by us or our competitors;

•	size of the public float;

•	stock price performance of our competitors;

•	fluctuations in stock market prices and volumes;

•	default on our indebtedness or foreclosure of our properties;

•	actions by competitors or other shopping center tenants;

•	changes in senior management or key personnel;

•	changes in financial estimates by securities analysts;

•	negative earnings or other announcements by us or other retail apparel companies;

•	downgrades in our credit ratings or the credit ratings of our competitors;

•	issuances of capital stock;

•	global economic, legal and regulatory factors unrelated to our performance; and

•	failure to publish research or the publishing of inaccurate or unfavorable research by analysts.

Numerous factors affect our business and cause variations in our operating results and affect our net sales and comparable sales, including consumer preferences, buying trends and overall economic trends; our ability to identify and respond effectively to fashion trends and customer preferences; actions by competitors and other shopping center tenants; changes in our merchandise mix; pricing; the timing of our releases of new merchandise and promotional events; the level of customer service that we provide in our stores; changes in sales mix among sales channels; our ability to source and distribute products effectively; inventory shrinkage; weather conditions, particularly during the holiday season; and the number of stores we open, close and convert in any period.

The offering price of our common stock will be determined by the price at which our stock is selling on the NYSE. Volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above the offering price. As a result, you may suffer a loss on your investment.

In addition, stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many retail companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to be involved in securities litigation, we would incur substantial costs and our resources and the attention of management would be diverted from our business.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares. As of March 11, 2011, we had 88,695,471 shares of common stock outstanding. The shares of common stock offered in this offering will be, and the shares sold in our IPO and 2010 secondary offering are, freely tradable without restriction under the Securities Act of 1933, as amended (the “Securities Act”), except for any shares of our common stock held by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

We, each of our officers and directors and the selling stockholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of the shares of common stock or securities convertible into or exchangeable for, or that represent the right to receive, shares of common stock during the period from the date of this prospectus continuing through the date that is 90 days after the date of this prospectus, subject to extension in certain circumstances, except with the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Pursuant to the Registration Agreement entered into in connection with the IPO (the “Registration Rights Agreement”), Golden Gate and Limited Brands have the right to request three long-form demand registrations and an unlimited number of demand registrations on Form S-3 subject to the terms and conditions set forth in the

Registration Rights Agreement and the lock-up agreements. In addition, Golden Gate, Limited Brands and certain management stockholders have piggyback registration rights in connection with offerings initiated by us, Golden Gate or Limited Brands. Also, subject to compliance with the federal securities laws, all of our outstanding shares may be sold on the open market following the expiration of the lock-up period. By exercising their registration rights or otherwise selling a large number of shares on the open market, these holders could cause the price of our common stock to decline. See “Principal and Selling Stockholders,” “Shares Eligible for Future Sale” and “Underwriting.”

In addition, in the future, we may issue additional securities if we need to raise capital in connection with an acquisition or another capital raise. The amount of shares of our common stock issued in connection with a capital raise or acquisition could constitute a material portion of our then-outstanding shares of common stock and thus materially dilute our stockholders.

Antitakeover provisions in our charter documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our certificate of incorporation and bylaws contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors. These provisions:

•	establish a classified board of directors so that not all members of our board of directors are elected at one time;

•

authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders; and

•	establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Our certificate of incorporation also contains a provision that provides us with protections similar to Section 203 of the Delaware General Corporate Law, that will prevent us from engaging in a business combination with a person who acquires at least 15% of our common stock for a period of three years from the date such person acquired such common stock, except for Golden Gate and, in certain instances, persons who purchase common stock from Golden Gate unless board or stockholder approval is obtained prior to the acquisition. These antitakeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

Our ability to pay dividends is subject to restrictions in our existing credit arrangements, results of operations and capital requirements.

Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Our ability to pay dividends on our common stock is limited by our existing credit agreements, and may be further restricted by the terms of any of our future debt or preferred securities. Additionally, because we are a holding company, our ability to pay dividends on our common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness.

We incur substantial costs as a result of being a public company.

As a public company, we incur significant legal, accounting, insurance and other expenses, including costs associated with public company reporting requirements. We incur costs associated with complying with the requirements of the Sarbanes-Oxley Act of 2002 and related rules implemented by the Securities and Exchange Commission (“SEC”) and the NYSE. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these laws and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Compliance with Section 404 of the Sarbanes-Oxley Act of 2002 will require significant expenditures and effort by management, and if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls, our stock price could be adversely affected.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and related rules and regulations and beginning with our Annual Report on Form 10-K for the year ending January 28, 2012, our management will be required to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting. We may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal control over financial reporting. In addition, in connection with the attestation process by our independent registered public accounting firm, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation. If we cannot favorably assess the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls, investors could lose confidence in our financial information and our stock price could decline.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are based on current expectations, estimates, forecasts and projections about us, our future performance, our liquidity, the apparel industry, our beliefs and management’s assumptions. Words such as “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “plan,” “seek,” “project,” “target,” “goal” and variations of such words and similar expressions are intended to identify such forward-looking statements. All statements in this prospectus regarding our business strategy, future operations, financial position, cost savings, prospects, plans and objectives, as well as information concerning industry trends and expected actions of third parties, are forward-looking statements. All forward-looking statements speak only as of the date on which they are made. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions concerning future events that are difficult to predict. Therefore, actual future events or results may differ materially from these statements. We believe that the factors that could cause our actual results to differ materially include the factors that we describe in “Risk Factors.” These factors, risks and uncertainties include, but are not limited to, the following:

•	changes in consumer spending and general economic conditions;

•	our ability to identify and respond to new and changing fashion trends, customer preferences and other related factors;

•	fluctuations in our sales and results of operations on a seasonal basis and due to store events, promotions and a variety of other factors;

•	increased competition from other retailers;

•	the success of the malls and shopping centers in which our stores are located;

•	our dependence upon independent third parties to manufacture all of our merchandise;

•	the availability and price volatility of raw materials, distribution and labor used to manufacture and distribute our products;

•	interruptions of the flow of our merchandise from international manufacturers causing disruptions in our supply chain;

•	shortages of inventory, delayed shipments to our online customers and harm to our reputation due to difficulties or shut-downs at our distribution facilities;

•	our reliance upon independent third-party transportation providers for substantially all of our product shipments;

•	our dependence upon key executive management;

•	our growth strategy, including our international expansion plan;

•	our dependence on a strong brand image;

•	our leasing substantial amounts of space;

•	the failure to find store employees who can effectively operate our stores;

•	our reliance on Limited Brands to provide us with certain key services for our business;

•	our reliance on information systems and system security risk issues that could disrupt our internal operations or information technology services;

•	claims made against us resulting in litigation;

•	changes in laws and regulations applicable to our business;

•	our inability to protect our trademarks or other intellectual property rights;

•	our substantial indebtedness and lease obligations;

•	restrictions imposed by our indebtedness on our current and future operations;

•	fluctuations in energy costs;

•	changes in taxation requirements or the results of tax audits;

•	impairment charges on long-lived assets;

•	our failure to maintain adequate internal controls;

•	potential conflicts of interest with our principal stockholder; and

•	substantial costs as a result of being a public company.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements included in this prospectus. These risks and uncertainties, as well as other risks of which we are not aware or which we currently do not believe to be material, may cause our actual future results to be materially different than those expressed in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements. We do not undertake any obligation to make any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events, except as required by law, including the securities laws of the United States and rules and regulations of the SEC.

USE OF PROCEEDS

All shares of our common stock offered by this prospectus will be sold by the selling stockholders. We will not receive any proceeds from this offering.

We will pay transaction expenses of in connection with this offering estimated at $0.8 million.

MARKET PRICE OF OUR COMMON STOCK

Our common stock began trading on the NYSE on May 13, 2010 under the symbol “EXPR” in connection with the IPO. Prior to that date, there was no public market for our common stock. As of March 11, 2011, there were approximately 70 holders of record of our common stock. The number of holders of record is based upon the actual number of holders registered at such date and does not include holders of shares in “street names” or persons, partnerships, associates, corporations, or other entities identified in security position listings maintained by depositories.

The table below sets forth for the periods indicated the high and low sales prices per share of our common stock reported on the NYSE since the IPO.

	Common Stock Price Range
	High	Low
Fiscal Year 2010
Second Quarter (beginning May 13, 2010)	$19.10	$12.89
Third Quarter	$18.00	$12.90
Fourth Quarter	$19.00	$13.65
Fiscal Year 2011
First Quarter (through March 21, 2011)	$19.18	$16.83

The last reported sale price of our common stock on March 21, 2011 was $17.40 per share.

DIVIDEND POLICY

We have paid special dividends in the past, and we may pay dividends in the future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, capital requirements, contractual restrictions, compliance with current and future agreements governing our indebtedness, restrictions imposed by applicable law and other factors our board of directors deems relevant. Because we are a holding company, our ability to pay dividends on our common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness. See “Description of Certain Indebtedness.”

Prior to the Reorganization, pursuant to our LLC Agreement, we paid cash distributions to our equity holders to fund their tax obligations in respect of their equity interests on December 22, 2009, January 26, 2010 and May 4, 2010 in aggregate amounts of $15.0 million, $18.0 million and $31.0 million, respectively. See “Certain Relationships and Related Party Transactions—Golden Gate Acquisition—LLC Agreement.” In addition, in March 2010, in connection with the issuance of the Senior Notes, we made a distribution to our equity holders in an aggregate amount of approximately $230.0 million. See “Description of Certain Indebtedness—Senior Notes.” As of May 4, 2010, Golden Gate had been paid an aggregate of $577.8 million in connection with these distributions, including distributions for taxes. On December 23, 2010, we paid a special dividend of $0.56 per share of our common stock, for a total special dividend of $49.5 million, of which Golden Gate was paid its pro rata share.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of January 29, 2011. You should read the following table in conjunction with the sections entitled “Selected Historical Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited Consolidated Financial Statements and the related notes included elsewhere in this prospectus.

As of January 29, 2011
(dollars in thousands)
Cash and cash equivalents	$187,762

Debt, including current portion:
Opco long-term liabilities:
Opco revolving credit facility	$—
Opco term loan	120,625
8 3/4% Senior Notes due 2018(1)	246,782

Total long-term debt, including current portion	367,407
Total stockholders’ equity	130,162

Total capitalization	$497,569

(1)	As of January 29, 2011, the principal balance of the Senior Notes reflected $3.2 million of unamortized original issue discount. An affiliate of Golden Gate holds $50.0 million in principal amount of the Senior Notes. See “Certain Relationships and Related Party Transactions.”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following tables set forth our selected historical consolidated financial and operating data as of the dates and for the periods indicated. We have derived the selected historical consolidated financial and operating data as of and for the fiscal year ended February 3, 2007, for the period ended July 6, 2007 and as of and for the period ended February 2, 2008 from our Consolidated Financial Statements as of and for such periods, which are not included in this prospectus. We have derived the selected historical consolidated financial and operating data as of and for the fiscal years ended January 31, 2009, January 30, 2010 and January 29, 2011 from our Consolidated Financial Statements as of and for such fiscal years, which were audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. Our audited Consolidated Financial Statements as of January 30, 2010 and January 29, 2011 and for the fiscal years ended January 31, 2009, January 30, 2010 and January 29, 2011 are included elsewhere in this prospectus.

On July 6, 2007, investment funds managed by Golden Gate acquired 75% of the equity interests in our business from Limited Brands. As a result of the Golden Gate Acquisition, a new basis of accounting was created beginning July 7, 2007 for the Successor periods ending after such date. Prior to the Golden Gate Acquisition, our Consolidated Financial Statements were prepared on a carve-out basis from Limited Brands. The carve-out Consolidated Financial Statements include allocations of certain costs of Limited Brands. In the Successor periods we no longer incur these charges, but do incur certain expenses as a standalone company for similar functions, including for certain support services provided by Limited Brands, which are discussed further in the section entitled “Certain Relationships and Related Party Transactions.” These allocated costs were based upon various assumptions and estimates and actual results may differ from these allocated costs, assumptions and estimates. Accordingly, the carve-out Consolidated Financial Statements may not provide a comparable presentation of our financial position or results of operations as if we had operated as a standalone entity during the Predecessor periods.

On May 12, 2010, in connection with the IPO, we converted from a Delaware limited liability company into a Delaware corporation and changed our name to Express, Inc. See “Certain Relationships and Related Party Transactions—Reorganization as a Corporation.” In connection with this conversion, all of our equity interests, which consisted of Class L, Class A and Class C units, were converted into shares of our common stock at a ratio of 0.702, 0.649 and 0.442, respectively. All share and per share information in the accompanying Consolidated Financial Statements and the related notes has been retrospectively recast to reflect this conversion.

The selected historical consolidated data presented below should be read in conjunction with the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our Consolidated Financial Statements and the related notes and other financial data included elsewhere in this prospectus.

		Predecessor	Successor
	Year Ended	February 4, 2007 through July 6, 2007	July 7, 2007 through February 2, 2008	Year Ended
	February 3, 2007			January 31, 2009	January 30, 2010	January 29, 2011
Statement of Operations Data:
Net sales	$1,748,873	$659,019	$1,137,327	$1,737,010	$1,721,066	$1,905,814
Cost of goods sold, buying and occupancy costs	1,254,762	451,514	890,063	1,280,018	1,175,088	1,227,490

Gross profit	494,111	207,505	247,264	456,992	545,978	678,324
Selling, general and administrative expenses	470,117	170,100	275,150	447,071	409,198	461,073
Other operating expense, net	—	302	5,526	6,007	9,943	18,000

Operating income (loss)	23,994	37,103	(33,412)	3,914	126,837	199,251
Interest expense	—	—	6,978	36,531	53,222	59,493
Interest income	—	—	(5,190)	(3,527)	(484)	(16)
Other (income) expense, net	—	—	4,712	(300)	(2,444)	(1,968)

Income (loss) before income taxes	23,994	37,103	(39,912)	(28,790)	76,543	141,742
Income tax expense(1)	6,525	7,161	487	246	1,236	14,354

Net income (loss)	$17,469	$29,942	$(40,399)	$(29,036)	$75,307	$127,388

Dividends declared per share	$—	$—	$—	$—	$—	$0.56
(Loss) earnings per share(2):
Basic			$(0.57)	$(0.40)	$1.01	$1.49
Diluted			$(0.57)	$(0.40)	$1.00	$1.48
Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$84,913	$45,912	$282,192	$35,234	$200,721	$219,958
Investing activities	(53,867)	(22,888)	(15,258)	(51,801)	(26,873)	(54,843)
Financing activities	(24,130)	(29,939)	39,361	(127,347)	(115,559)	(211,757)
Other Financial and Operating Data:
Comparable sales change(3)	(1)%	6%	12%	(3)%	(4)%	10%
Net sales per gross square foot(4)	$282	$118	$213	$337	$321	$346
Total gross square feet (in thousands) (average)	6,195	5,604	5,348	5,060	5,033	5,029
Number of stores (at period end)	658	622	587	581	573	591
Capital expenditures	$53,867	$22,888	$15,258	$50,551	$26,853	$54,843
Balance Sheet Data (at period end):
Cash and cash equivalents	$20,649		$320,029	$176,115	$234,404	$187,762
Working capital (excluding cash and cash equivalents)(5)	60,455		(63,308)	(28,317)	(65,794)	(56,054)
Total assets	479,184		1,025,817	860,413	869,554	862,749
Total debt (including current portion)	—		124,375	498,478	416,763	367,407
Total stockholders’ equity	265,849		615,290	97,099	141,453	130,162

(1)	Prior to the Reorganization, we were treated as a partnership for federal income tax purposes, and therefore had not been subject to federal and state income tax, with the exception of a limited number of state and local jurisdictions. In connection with the Reorganization we became taxable as a corporation and recorded a $31.8 million tax benefit related to this conversion.
(2)	On May 12, 2010, in connection with the IPO, we converted from a Delaware limited liability company into a Delaware corporation and changed our name to Express, Inc. See Note 1 to our Consolidated Financial Statements. In connection with this conversion, all of our equity interests, which consisted of Class L, Class A, and Class C units, were converted into shares of our common stock at a ratio of 0.702, 0.649, and 0.442, respectively. All share and per share information in the accompanying Consolidated Financial Statements and the related Notes has been retrospectively recast to reflect this conversion.
(3)	Comparable sales have been calculated based upon stores that were open at least thirteen full fiscal months as of the end of the reporting period. For the year ended February 3, 2007, which was a fifty-three week year, sales from the fifty-third week were excluded from the calculation to present comparable periods. For 2009 and 2010, comparable sales include e-commerce merchandise sales. Excluding e-commerce sales, comparable sales (decreased) increased (6)% and 7% for 2009 and 2010, respectively.
(4)	Net sales per gross square foot is calculated by dividing net sales for the applicable period by the average gross square footage during such period. For the purpose of calculating net sales per gross square foot, e-commerce sales and other revenues are excluded from net sales.
(5)	Working capital is defined as current assets, less cash and cash equivalents, less current liabilities excluding the current portion of long-term debt.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of our company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in the section entitled “Risk Factors.”

Overview

Express is a nationally recognized specialty apparel and accessory retailer offering both women’s and men’s merchandise. With over 30 years of experience offering a distinct combination of style and quality at an attractive value, we believe we are a core shopping destination for our customers and that we have developed strong brand awareness and credibility with them. We target an attractive and growing demographic of women and men between 20 and 30 years old. We offer our customers an edited assortment of fashionable apparel and accessories to address fashion needs across multiple aspects of their lifestyles, including work, casual, jeanswear and going-out occasions. We entered 2010 with considerable uncertainty regarding our results due to the volatile retail environment. Our continued focus on our growth strategy and expense management enabled us to increase our net income in 2010 to $127.4 million compared to $75.3 million in 2009. In addition, we increased our diluted earnings per share to $1.48 in 2010 from $1.00 in 2009. We plan to continue in 2011 to focus on the growth strategies that aided our improvements in financial performance in 2010. Our growth strategies and a summary of our execution of these strategies is presented below:

Improve Productivity of Our Retail Stores. Our comparable sales increased 10%, including e-commerce sales (7% excluding e-commerce sales) in 2010 compared to 2009, and was driven by an increase in transactions and growth in average dollar sales. We attribute our sustained positive comparable sales in existing stores along with improved product margins in the current challenging economy to our consistent application of our go-to-market strategy whereby we aggressively chase into winning trends through data-driven decision making. We believe we are in good position to continue this trend given the multiple merchandise categories presented in our stores that include wear-to-work, casual, jeanswear, and going out. We are also able to emphasize categories and optimize our performance based on seasonal needs and, importantly, as trends dictate. Also in 2010, we invested additional dollars in marketing to increase our brand recognition. Our increased marketing investment resulted in a significant increase in impressions during this year versus last year. To broaden our awareness and gain new loyal customers, we have focused our marketing campaigns on brand-building initiatives, including national print advertising and continued testing of local advertising in key markets such as New York, Chicago, and Los Angeles. Over time, we expect this increased marketing investment to result in higher traffic and transactions at our stores and online.

Expand Our Store Base. In 2010, we opened 23 new stores operated by us and closed five stores. As of January 29, 2011, we operated 591 locations, 547, or 93%, of which are in our dual-gender format. In 2011 we expect to open an additional 25 to 27 stores and close nine stores. Our projected store openings include five to seven stores in Canada. Our projected store closures are related to dual gender store conversions for the few locations where we still operate both women’s and men’s stand alone stores, along with exiting underperforming stores as their respective leases expire.

Expand Our e-Commerce Platform. In 2010, our e-commerce sales increased 60% over 2009. The growth in e-commerce sales was driven by increased sales volume across our assortment, the addition of new categories online, including shoes and swimwear, and the introduction in the third quarter of m.express.com, Express’s first mobile commerce site. E-commerce sales represented 8% of our total net sales in 2010. Sales growth to last year was relatively consistent by quarter in 2010 and we expect to see this channel grow to 10% to 15% of net sales in the longer term.

Expand Internationally with Development Partners. Our international expansion continued in 2010 with the opening of three new Express stores by Alshaya operating under the Express name. In addition, we continue to earn royalties from the Express stores that were previously opened in the Middle East and are operated by Alshaya through the Development Agreement. We continue to be pleased with the performance of our international stores and are increasingly optimistic about our strategy to grow internationally.

Factors Affecting Our Operating Results

Various factors affect our operating results during each period, including:

Overall Economic Trends. Consumer purchases of clothing generally remain constant or may increase during stable economic periods and decline during recessionary periods and other periods when disposable income is adversely affected. As a result, our results of operations during any given period are often impacted by the overall economic conditions in the markets in which we operate.

Consumer Preferences and Fashion Trends. Our ability to maintain our appeal to our existing customers and to attract new customers depends on our ability to anticipate fashion trends. Periods in which we have successfully anticipated fashion trends generally have had more favorable results. If we misjudge the market for our products, we may be faced with significant excess inventories for some products and be required to mark down those products in order to sell them or we may be required to discard those products, either of which would impact our gross profit. In recent periods we have redesigned our go-to-market strategy by focusing on early season testing and managing timing on purchases and production to reduce our exposure to changes in specific styles and trends, which we believe has led to higher product margins from reduced markdowns and lower inventory risk.

Competition. The retail industry is highly competitive, and retailers compete based on a variety of factors, including design, quality, price, and customer service. Levels of competition and the ability of our competitors to more accurately predict fashion trends and otherwise attract customers through competitive pricing or other factors impact our results of operations.

Pricing and Changes in Our Merchandise Mix. Our fashion offerings change from period to period, so the prices at which goods are sold and the margins we are able to earn from those goods also change. For example, if an item with a high price and/or a high margin is popular with our customers, then our results will be positively impacted. In 2009, for instance, our margins were positively impacted by increases in sales in items within our accessories assortment, all of which have high margins. The levels at which we are able to price our merchandise are influenced by a variety of factors, including quality of the product, production costs for those products, prices at which our competitors are selling similar items, and willingness of our customers to pay for higher priced items. During certain periods, we reduce prices or implement sales promotions if we determine that we need to do so in order to sell inventory before fashion seasons change. For instance, during the third and fourth quarters of 2008, we had disproportionately higher markdowns on excess inventory due to the global economic recession, which resulted in a decrease in our product margins for 2008. In some cases, we have increased prices for specific items if it was supported by customer demand.

The Timing of Our Releases of New Merchandise and Promotional Events. We incur expenditures relating to planning and production when we release new merchandise. If a release is successful, this new merchandise will have a positive impact on our sales until consumer preferences change or until those items are replaced in our stores by new items. Promotional events are intended to generate increased consumer awareness of our products and to increase sales in later periods. These may result in increased expenses in the periods in which the promotions are taking place, with the intent of increasing sales in later periods.

Seasonality. Our business is seasonal. As a result, our net sales fluctuate from quarter to quarter, which often affects the comparability of our results between periods. Net sales are historically higher in the third and fourth quarters due primarily to early Fall selling patterns and the impact of the holiday season. Generally, the annual sales split is approximately 45% for the Spring season (first and second quarter) and 55% for the Fall season (third and fourth quarter). Cash requirements are typically higher in the first and third quarters due to inventory-related working capital requirements for early Fall and holiday selling periods. Our business is also subject, at certain times, to calendar shifts, which may occur during key selling periods close to holidays such as Easter, Thanksgiving, and Christmas and regional fluctuations for events such as sales tax holidays.

Changes in Sales Mix Among Sales Channels. Our results of operations may vary according to the amount of products we sell in our stores versus the amount of products we sell through e-commerce. Most of our store operating costs are fixed in the short term, with the exceptions of incentive compensation for our employees and discretionary spending, while our e-commerce operating model has a larger variable cost component and depends in large part on the amount of goods sold. Our sales from e-commerce increased 60% from 2009 to 2010 and comprised 8% of our net sales in 2010. Sales from e-commerce increased by 231% from 2008 (which reflects sales after we launched our website in July 2008) to 2009, and comprised 5% of our net sales in 2009 and 2% of our net sales in 2008. As sales from e-commerce continue to increase, we expect our gross margins to be positively affected.

Our Ability to Source and Distribute Products Effectively. Our costs of sales are impacted by our ability to find third parties who can manufacture our products at favorable costs while maintaining the levels of quality that we desire to deliver to our customers. Our costs of distribution are affected by a number of items, such as the cost of fuel and the amount of product being transported though similar distribution networks in the markets in which we operate (which affects our ability to obtain more favorable pricing with our providers).

The Number of Stores We Open, Close and Convert to a Dual-Gender Format in Any Period. During any period in which we are constructing additional stores, we will incur capital expenditures as a result of that expansion. In the past, when we converted stores to a dual-gender format, we incurred capital expenditures. Because our dual-gender store conversion efforts are largely complete, store conversions are not expected to have a significant impact on our results going forward. The number of stores that we operate in any period will impact our results for that period.

How We Assess the Performance of Our Business

In assessing the performance of our business, we consider a variety of performance and financial measures. These key measures include net sales, comparable sales and other individual store performance factors, gross profit and selling, general, and administrative expenses. We also review other metrics such as EBITDA and Adjusted EBITDA.

Net Sales. Net sales reflects revenues from the sale of our merchandise, less returns and discounts, as well as shipping and handling revenue related to e-commerce, gift card breakage, and royalties earned from the Development Agreement with Alshaya.

Comparable Sales and Other Individual Store Performance Factors. Comparable sales are calculated based upon stores that were open at least thirteen full months as of the end of the reporting period. In the fourth quarter of 2010, we began including e-commerce sales in our comparable sales results and adjusted comparable sales figures retroactively back to the second quarter of 2009. A store is not considered a part of the comparable sales base if the square footage of the store changed by more than 20% due to remodel or relocation activities. As we continue to increase our store count, we expect that non-comparable sales will begin to contribute more to our total net sales than they currently do. We also review sales per gross square foot, average unit retail price, units per transaction, dollars per transaction, traffic, and conversion, among other things, to evaluate the performance of individual stores. We also review sales per gross square foot on a company-wide basis.

Gross Profit. Gross profit is equal to net sales minus cost of goods sold, buying and occupancy costs. Gross margin measures gross profit as a percentage of net sales. Cost of goods sold, buying and occupancy costs includes the direct cost of purchased merchandise, inventory shrinkage, inventory adjustments, inbound freight to our distribution center, outbound freight to get merchandise from our distribution center to stores, merchandising, design, planning and allocation and manufacturing/production costs, occupancy costs related to store operations (such as rent and common area maintenance, utilities and depreciation on assets), and all logistics costs associated with our e-commerce business.

Our cost of goods sold, buying and occupancy costs increase in higher volume quarters because the direct cost of purchased merchandise is tied to sales. Buying and occupancy costs are largely fixed and do not necessarily increase as volume increases. Changes in the mix of our products, such as changes in the proportion of accessories, which are higher margin, may also impact our overall cost of goods sold, buying and occupancy costs. We review our inventory levels on an on-going basis in order to identify slow-moving merchandise and generally use markdowns to clear such merchandise. The timing and level of markdowns are driven primarily by seasonality and customer acceptance of our merchandise. We use third-party vendors to dispose of marked-out-of-stock merchandise which, in turn, is sold to third-party discounters. The primary drivers of the costs of individual goods are raw materials, labor in the countries where our merchandise is sourced, and logistics costs associated with transporting our merchandise.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses include all operating costs not included in cost of goods sold, buying and occupancy costs, with the exception of costs such as advisory fees incurred prior to our IPO, proceeds received from insurance claims, and gain/loss on disposal of assets, which are included in other operating expense, net. These costs include payroll and other expenses related to operations at our corporate home office, store expenses other than occupancy, and marketing expenses, which primarily include production, mailing, and print advertising costs. With the exception of store payroll and marketing, these expenses generally do not vary proportionally with net sales. As a result, selling, general, and administrative expenses as a percentage of net sales is usually higher in lower volume quarters and lower in higher volume quarters.

Other Operating Expense, Net. Other operating expense, net includes proceeds received from insurance claims and gain/loss on disposal of assets. Other operating expense, net also includes advisory fees paid under the terms of the Advisory Agreement and the LLC Agreement, respectively, for the periods in which these fees were incurred. See Note 6 to our Consolidated Financial Statements. In connection with the IPO and Reorganization, the Advisory Agreement and the LLC Agreement were terminated effective May 12, 2010, and, therefore, we no longer incur costs related to these agreements.

Other Factors Affecting Our Results

Certain important factors impacted the results presented in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” including (1) our transition from a division of Limited Brands to a stand-alone private company and then to a public company as a result of the IPO, (2) our change in tax status as a result of the Reorganization, and (3) the prepayment of the 13.5% Topco Term B Loan (“Term B Loan”) and 14.5% Topco Term C Loan (“Term C Loan”), collectively referred to as the “Topco credit facility” in connection with the IPO and the Senior Notes offering.

Stand-alone Private and Public Company Costs. During our transition from a division of Limited Brands, a public company, to a stand-alone private company, we incurred one-time costs related to the establishment of infrastructure associated with information technology, tax, risk management, internal audit, treasury, real estate, and benefits administration. As a result of the IPO, we incur additional legal, accounting, and other expenses that we did not incur as a private company, including costs associated with public company reporting and corporate governance requirements. These requirements include compliance with the Sarbanes-Oxley Act of 2002 as well as other rules implemented by the SEC and applicable stock exchange rules.

Tax Structure. After the Golden Gate Acquisition and prior to May 2, 2010, we were treated as a partnership for tax purposes and, therefore, were not generally subject to federal and state income tax (subject to exceptions in a limited number of state and local jurisdictions). Instead, our equity holders were subject to income tax on their distributive share of our earnings. As a partnership, we made distributions to our equity holders to fund their individual tax obligations related to their investment in us.

On May 12, 2010, we converted from a Delaware limited liability company to a Delaware corporation. See “Basis of Presentation.” In connection with the Reorganization, we elected to be treated as a corporation under Subchapter C of Chapter 1 of the Code effective May 2, 2010 and are subject to federal and state income tax expense. The Reorganization, for tax purposes, was deemed a contribution by Express Parent of its assets and liabilities to Express, Inc., followed by the liquidation of Express Parent. As a result, we recorded a net deferred tax asset and one-time, non-cash tax benefit of $31.8 million.

Senior Notes Offering and Prepayment of Term C Loan. On March 5, 2010, we issued, in a private placement, $250.0 million of 8  3/4% Senior Notes due 2018 at an offering price of 98.599% of the face value of the Senior Notes. A portion of the proceeds from the Senior Notes offering was used to prepay all of the Term C Loan outstanding under the Topco credit facility, plus accrued and unpaid interest and prepayment penalties, in an aggregate amount equal to approximately $154.9 million.

Initial Public Offering and Prepayment of Term B Loan. On May 18, 2010, we issued 10.5 million shares of our common stock during our IPO. The proceeds from the issuance of our common stock, together with cash on hand, were used as follows: (1) $164.9 for the prepayment of the Term B Loan, including accrued and unpaid interest of $5.9 million and a prepayment penalty of $9.0 million, (2) $10.0 million payment to Golden Gate to terminate the Advisory Agreement and $3.3 million to Limited Brands to terminate its advisory relationship under the LLC Agreement, and (3) approximately $5.0 million to pay related fees and expenses.

Results of Operations

The table below sets forth the various line items in the Consolidated Statements of Income as a percentage of net sales for the last three years.

	2008	2009	2010
Net sales	100%	100%	100%
Cost of goods sold, buying and occupancy costs	74%	68%	64%
Gross profit	26%	32%	36%
Selling, general, and administrative expenses	26%	24%	24%
Other operating expense, net	0%	1%	1%
Operating income	0%	7%	10%
Interest expense	2%	3%	3%
Interest income	0%	0%	0%
Other income, net	0%	0%	0%
Income (loss) before income taxes	(2)%	4%	7%
Income tax expense	0%	0%	1%
Net income (loss)	(2)%	4%	7%

Fiscal Year Comparisons

Net Sales

	Year Ended
	2008	2009	2010
Net sales (in thousands)	$1,737,010	$1,721,066	1,905,814
Comparable sales percentage increase / (decrease)	(3)%	(4)%	10%
Net sales per average gross square foot(a)	$337	$321	$346
Total store square footage at end of period (in thousands)(a)	5,032	4,995	5,128
Number of:
Stores open at beginning of period	587	581	573
New stores	9	7	23
Closed stores	(15)	(15)	(5)

Stores open at end of period	581	573	591

(a)	Net sales per average gross square foot is determined by dividing net sales (excluding e-commerce sales, shipping and handling revenue related to e-commerce, gift card breakage, and royalties) for the period by average gross square feet during the period. Unless otherwise indicated, references herein to square feet are to gross square feet, rather than net selling space.

Net sales increased from $1.721 billion in 2009 to $1.906 billion in 2010, an 11% increase. Comparable sales, including e-commerce sales, increased by $165.3 million, or 10%, in 2010 compared to 2009. The comparable stores sales growth was driven by an increase in transactions and growth in average dollar sales during the period as well as the continued growth in e-commerce sales. E-commerce sales for 2010 increased by $55.3 million or 60% to $147.5 million. During 2010 we opened 18 new stores (net of store closures), which also increased our sales in the current year but are not reflected in our comparable sales. Other revenue was $17.5 million in 2010, an increase of $5.3 million, compared to other revenue of $12.2 million in 2009, primarily as a result of more shipping and handling revenue related to e-commerce sales growth.

Net sales decreased from $1.737 billion in 2008 to $1.721 billion in 2009, a 1% decrease. We had 573 and 581 stores open at the end of 2009 and 2008, respectively. During 2009, we closed 8 stores (net of store openings). Net sales per gross square foot were $321 in 2009 compared to $337 in 2008. Comparable sales, including e-commerce sales (beginning in the second quarter of 2009) declined 4%, or $63.4 million, in 2009 as a result of a decrease in transactions, due primarily to the decline in general economic conditions. This was partially offset by an increase in the average dollars spent per transaction. Comparable sales performance improved from each quarter to the next during 2009 in comparison to the same quarter in 2008, with the first quarter down 16%, or $67.3 million, second quarter down 11%, or $41.4 million, third quarter up 2%, or $7.9 million, and fourth quarter up 8%, or $37.5 million. Our first full year of e-commerce sales was during 2009, which generated net sales of $92.2 million, an increase of $64.4 million compared to 2008, primarily as a result of increases in traffic to our website since its launch in July 2008 and the fact that the website was operational for only half of 2008. Other revenue was $12.2 million in 2009, an increase of $7.4 million, compared to other revenue of $4.8 million in 2008 primarily as a result of shipping and handling revenue related to the increase in e-commerce sales.

Gross Profit

The following table shows cost of sales and gross profit in dollars for the stated periods:

	Year Ended
	2008	2009	2010
	(in thousands)
Cost of goods sold, buying and occupancy costs	$1,280,018	$1,175,088	$1,227,490
Gross profit	$456,992	$545,978	$678,324

The 390 basis point improvement in gross margin, or gross profit as a percentage of net sales, in 2010 compared to the 2009 period primarily reflected increased full-priced merchandise sales and less markdown activity. We believe this is driven by our evolving go-to-market strategy, which is designed to reduce markdowns and inventory risk through increased product testing, more informed inventory buys, and chasing into proven styles.

From 2008 to 2009 we had a 540 basis point improvement in gross margin. The improvement in gross profit was due primarily to a $76.5 million increase resulting from our redesigned go-to-market strategy, which we believe reduces markdowns and lowers inventory risk through increased product testing. This increase was also due to increased full-priced merchandise sales and less markdown activity related to our evolving go-to-market strategy, a reduction in distressed carry-over inventory at the end of 2009 and lower product cancellation expense. The remaining increase in gross margin was driven primarily by a $5.3 million reduction in freight. Gross profit was also impacted by purchase accounting related to the Golden Gate Acquisition in 2007. This had the effect of increasing the carrying amount of property and equipment by $38.5 million which is being depreciated over the remaining useful life of each asset and recording an intangible asset of $19.8 million related to net favorable lease obligations that is being amortized over the remaining life of each lease. The impact of purchase accounting associated with the incremental depreciation and amortization had the effect of reducing gross profit by $11.8 million and $19.5 million for 2009 and 2008, respectively.

Selling, General and Administrative Expenses

The following table shows selling, general and administrative expenses in dollars for the stated periods:

	Year Ended
	2008	2009	2010
	(in thousands)
Selling, general, and administrative expenses	$447,071	$409,198	$461,073

The $51.9 million increase in selling, general, and administrative expenses in 2010 compared to 2009 was driven by a $19.4 million increase in marketing expense as a result of additional investments in brand development, including testing of local advertising in key markets such as New York, Chicago, and Los Angeles and increased e-commerce and print advertising to heighten awareness and maximize the strength of our brand, a $10.3 million increase in professional fees, supplies, and other direct expenses, including credit card and bank fees, a $7.3 million increase in payroll costs primarily associated with additional information technology and e-commerce headcount, stock compensation expense due to accelerated vesting, and a higher tax and fringe rate due to the reinstatement of the company contributions for the 401(K) and retirement plans, a $7.2 million increase primarily related to new public company costs, and $2.7 million in costs related to the Senior Notes offering completed on March 5, 2010 and the IPO completed on May 18, 2010.

Selling, general, and administrative expenses decreased $37.9 million in 2009 compared to 2008. The decline in selling, general, and administrative expenses was due primarily to a $35.3 million reduction in store operating expenses resulting from efforts to optimize payroll and increase operational efficiencies, and a $2.2 million savings in benefits and payroll administration related to our transition to a stand-alone business. These reductions were partially offset by a $1.7 million investment in home office headcount to support our e-commerce growth strategy.

Other Operating Expense, Net

The following table shows other operating expense, net in dollars for the stated periods:

	Year Ended
	2008	2009	2010
	(in thousands)
Other operating expense, net	$6,007	$9,943	$18,000

The $8.1 million increase in other operating expense, net in 2010 compared to 2009 was driven by the $10.0 million fee paid to Golden Gate and $3.3 million fee paid to Limited Brands to terminate the Advisory Agreement and the LLC Agreement, respectively, upon completion of our IPO on May 18, 2010. This increase was partially offset by the elimination of the advisory fees in the third and fourth quarter of 2010, which were previously incurred under the Advisory Agreement and the LLC Agreement. Fees under both the Advisory Agreement and the LLC Agreement were incurred during all of 2009.

The $3.9 million increase in other operating expense, net in 2009 compared to 2008 relates primarily to changes in advisory fees to both Golden Gate and Limited Brands which were calculated as a percentage of Adjusted EBITDA.

Interest Expense

The following table shows interest expense in dollars for the stated periods:

	Year Ended
	2008	2009	2010
	(in thousands)
Interest expense	$36,531	$53,222	$59,493

The $6.3 million increase in interest expense in 2010 compared to 2009 resulted primarily from the $20.8 million loss on extinguishment of debt associated with the early repayments of the Term C Loan and Term B Loan in the first quarter of 2010 and second quarter of 2010, respectively, partially offset by $14.3 million lower interest expense on the Senior Notes at an interest rate of 8 3/4% versus the Term C and Term B Loans at an interest rate of 14.5% and 13.5%, respectively.

The $16.7 million increase in interest expense in 2009 compared to 2008 resulted primarily from entering into the $300.0 million Topco credit facility on June 26, 2008, and therefore interest expense for 2008 only reflects thirty-one weeks of interest relating to this facility. This was offset by lower interest expense of $3.0 million related to our Opco term loan, which had a lower interest rate during 2009 and accrued interest on a lower outstanding principal balance.

Interest Income

The following table shows interest income in dollars for the stated periods:

	Year Ended
	2008	2009	2010
	(in thousands)
Interest income	$(3,527)	$(484)	$(16)

The $3.0 million decrease in interest income in 2009 compared to 2008 resulted primarily from a reduction in interest rates on investments in overnight treasury securities.

Other Income, Net

The following table shows other income, net in dollars for the stated periods:

	Year Ended
	2008	2009	2010
	(in thousands)
Other income, net	$(300)	$(2,444)	$(1,968)

Other income, net for all years presented primarily includes the change in the fair market value of our interest rate swap, which was entered into in July 6, 2007 and expired on August 6, 2010.

Income Tax Expense

Income tax expense was $14.4 million in 2010, an increase of $13.1 million compared to 2009, primarily driven by our change in tax status. The effective tax rate for 2010 was 10.1% compared to 1.6% for 2009. The higher rate was primarily due to our becoming subject to taxation as a corporation on May 2, 2010 in connection with our conversion to a corporation. We were previously treated as a partnership for tax purposes through May 1, 2010 and therefore, generally were not subject to federal and state income taxes. A one-time non-cash tax benefit of $31.8 million was recorded in conjunction with our conversion to a corporation. Income tax expense was $1.2 million in 2009, an increase of $1.0 million compared to $0.2 million in 2008.

We anticipate our effective tax rate will be approximately 40.3% in 2011.

Adjusted Net Income and Adjusted Earnings Per Diluted Share

We supplement the reporting of our financial information determined under GAAP with certain non-GAAP financial measures: adjusted net income and adjusted earnings per diluted share. We believe that these non-GAAP measures provide meaningful information to assist stockholders in understanding our financial results and assessing our prospects for future performance. Management believes adjusted net income and adjusted earnings per diluted share are important indicators of our operations because it excludes items that may not be indicative of, or are unrelated to, our core operating results, and provide a baseline for analyzing trends in our underlying business. Other companies with similar measures may calculate these measures differently, and as a result, it may not be possible to compare these financial measures with other companies’ non-GAAP financial measures having the same or similar names. These adjusted financial measures should not be considered in isolation or as a substitute for reported net income and earnings per diluted share. These non-GAAP financial measures reflect an additional way of viewing an aspect of our operations that, when viewed with our GAAP results and the below reconciliations to the corresponding GAAP financial measures, provide a more complete understanding of our business. We strongly encourage investors and stockholders to review our financial statements and publicly-filed reports in their entirety and not rely on any single financial measure.

The tables below reconcile the non-GAAP financial measures, adjusted net income and adjusted earnings per diluted share, with the most directly comparable GAAP financial measures, net income and earnings per diluted share.

	2010
(in thousands, except per share amounts)	Net Income	Earnings per Diluted Share	Weighted Average Diluted Shares Outstanding
Reported GAAP Measure	$127,388	$1.48	86,050
Transaction Costs(a)*	2,718	0.03
Advisory/LLC Fees(b) *	8,121	0.10
Interest Expense(c) *	15,370	0.18
Non-Cash Tax Benefit(d)	(31,807)	(0.37)

Adjusted Non-GAAP Measure	$121,790	$1.42

(a)	Includes transaction costs related to the Senior Notes offering, IPO, and 2010 secondary offering.
(b)	Includes one-time fees paid to Golden Gate and Limited Brands for terminating advisory arrangements.
(c)	Includes prepayment penalty and accelerated amortization of debt financing costs and debt discount related to the early repayment of the Term B Loan and Term C Loan.
(d)	Represents one-time, non-cash tax benefit in connection with the conversion to a corporation.

*	Items were tax affected at 1.2% for the thirteen weeks ended May 1, 2010 and at our statutory rate of 39.1% for the remainder of the year.

Quarterly Results and Seasonality

The following table sets forth our historical unaudited quarterly consolidated statements of income for each of the last eight quarters ended January 29, 2011. This unaudited quarterly information has been prepared on the same basis as our annual consolidated audited financial statements appearing elsewhere in this prospectus, and includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary to present fairly the financial information for the quarters presented.

Our business is seasonal and, historically, we have realized a higher portion of our net sales and net income in the third and fourth quarters due primarily to early Fall selling patterns as well as the impact of the holiday season. Generally, the annual seasonal sales split is approximately 45% for the Spring season (first and second quarter) and 55% for the Fall season (third and fourth quarter). Working capital requirements are typically higher in the second and fourth quarters due to inventory-related working capital requirements for holiday and early Fall selling periods. Our business is also subject, at certain times, to calendar shifts, which may occur during key selling periods close to holidays such as Easter, Thanksgiving and Christmas and regional fluctuations for events such as sales tax holidays. As such, results of a period shorter than a full year may not be indicative of results expected for the entire year. Furthermore, the seasonal nature of our business may affect comparisons between periods.

The quarterly data should be read in conjunction with our Consolidated Financial Statements and the related notes included in this prospectus.

Quarterly Results of Operations

	Fiscal 2009				Fiscal 2010
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$374,358	$373,823	$426,046	$546,839	$426,462	$407,277	$450,577	$621,498
Cost of goods sold, buying and occupancy costs	262,274	271,024	280,700	361,090	269,256	277,260	286,254	394,720

Gross profit	112,084	102,799	145,346	185,749	157,206	130,017	164,323	226,778
Selling, general and administrative expenses	89,524	94,716	101,019	123,939	102,910	110,936	111,309	135,918
Other operating expense, net	1,617	1,827	3,070	3,429	3,014	14,031	799	156

Operating income	20,943	6,256	41,257	58,381	51,282	5,050	52,215	90,704
Interest expense	13,649	13,198	13,357	13,018	20,780	23,349	7,570	7,794
Interest income	(76)	(98)	(229)	(81)	(10)	(1)	(1)	(4)
Other income, net	(443)	(467)	(668)	(866)	(432)	(1,474)	(62)	—

Income (loss) before income taxes	7,813	(6,377)	28,797	46,310	30,944	(16,824)	44,708	82,914
Income tax expense	214	379	330	313	383	(38,938)	18,407	34,502

Net income (loss)	$7,599	$(6,756)	$28,467	$45,997	$30,561	$22,114	$26,301	$48,412

Adjusted EBITDA	$45,150	$33,564	$66,415	$84,621	$76,312	$45,874	$74,593	$112,519
Comparable sales (including e-commerce)(1)	(16)%	(11)%	2%	8%	14%	8%	5%	12%
Comparable sales (excluding e-commerce)(1)	(16)%	(12)%	(1)%	4%	12%	6%	2%	8%

(1)	Comparable sales have been calculated based upon stores that were open at least thirteen full fiscal months as of the end of the reporting period.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA to net income (loss), the most directly comparable GAAP financial measure, for the periods indicated. See note 3 to the table included in “Prospectus Summary—Summary Historical Consolidated Financial and Operating Data” for a discussion of the limitations of EBITDA and Adjusted EBITDA.

	Fiscal 2009				Fiscal 2010
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net income (loss)	$7,599	$(6,756)	$28,467	$45,997	$30,561	$22,114	$26,301	$48,412
Depreciation and amortization	18,796	18,356	16,318	16,198	16,111	16,557	16,192	16,202
Interest expense, net	13,573	13,099	13,127	12,939	20,780	23,348	7,559	7,790
Provision for income taxes	214	379	330	313	383	(38,938)	18,407	34,502

EBITDA	40,182	25,078	58,242	75,447	67,835	23,081	68,459	106,906
Non-cash deductions, losses, charges	922	3,647	4,225	3,334	2,707	3,047	4,824	4,001
Non-recurring expenses	1,100	1,580	1,127	2,101	794	1,296	—	—
Transaction expenses	674	533	236	213	239	2,389	—	—
Permitted Advisory Agreement fees and expenses	1,193	1,253	2,279	2,428	2,275	10,477	—	—
Non-cash expense related to equity incentives	503	501	506	542	1,563	2,007	841	885
Other adjustments allowable under our existing credit agreements	576	972	(200)	556	899	3,577	469	727

Adjusted EBITDA	$45,150	$33,564	$66,415	$84,621	$76,312	$45,874	$74,593	$112,519

Liquidity and Capital Resources

General

Our business relies on cash flows from operations as our primary source of liquidity. We do, however, have access to additional liquidity, if needed, through borrowings under our Opco revolving credit facility. Our primary cash needs are for merchandise inventories, payroll, store rent, capital expenditures associated with opening new stores and updating existing stores, and information technology. The most significant components of our working capital are merchandise inventories, accounts payable, and other current liabilities. Our liquidity position benefits from the fact that we generally collect cash from sales to customers the same day or, in the case of credit or debit card transactions, within a few days of the related sale and have up to 75 days to pay certain merchandise vendors and 45 days to pay the majority of our non-merchandise vendors.

In 2010, we had the following significant cash transactions outside the normal course of business:

•

March 2010—Used net proceeds of $246.5 million (net of original issue discount) from the $250.0 million Senior Notes offering, together with cash on hand of $153.8 million, to prepay the Term C Loan, including the related prepayment penalty and accrued interest and to make a $230.0 million distribution to our equity holders.

•

May 2010—Net proceeds of $166.9 million (excluding underwriting discount) from our IPO, together with cash on hand of approximately $16.5 million, were used as follows: (1) $164.9 for the prepayment of the Term B Loan, including accrued and unpaid interest of $5.9 million and a prepayment penalty of $9.0 million, (2) $10.0 million payment to Golden Gate to terminate the Advisory Agreement and $3.3 million to Limited Brands to terminate its advisory relationship under the LLC Agreement, and (3) approximately $5.0 million to pay related fees and expenses.

•	December 2010—Paid a special dividend of $49.5 million from cash on hand to stockholders of record as of the close of business on December 16, 2010.

Following these transactions, as of January 29, 2011, we had cash and cash equivalents of approximately $187.8 million and $163.6 million of availability under the Opco revolving credit facility. We currently anticipate reducing debt by $25.0 million in the first quarter of 2011 using cash on hand, as was previously announced in our third quarter 2010 earnings release.

Our cash position is seasonal as a result of building up inventory for the next selling season and, as a result, our cash and cash equivalents during the spring are usually lower when compared to the rest of the year. Our cash balances generally increase during the summer selling season and then increase further during the Fall and holiday seasons. We believe that cash generated from operations and the availability of borrowings under our Opco revolving credit facility or other financing arrangements will be sufficient to meet working capital requirements, anticipated capital expenditures, and scheduled debt payments for at least the next twelve months.

Cash Flow Analysis

A summary of operating, investing and financing activities are shown in the following table:

	Year Ended
	2008	2009	2010
	(in thousands)
Provided by operating activities	$35,234	$200,721	$219,958
Used in investing activities	(51,801)	(26,873)	(54,843)
Used in financing activities	(127,347)	(115,559)	(211,757)
Increase (decrease) in cash and cash equivalents	(143,914)	58,289	(46,642)
Cash and cash equivalents at end of period	$176,115	$234,404	$187,762

Net Cash Provided by Operating Activities

Operating activities consist primarily of net income adjusted for non-cash items, including depreciation and amortization, and the effect of working capital changes.

Net cash provided by operating activities was $220.0 million in 2010 compared to $200.7 million in 2009, an increase of $19.2 million. The increase in net income increased operating cash flow by $52.1 million in 2010 compared to 2009. We had the following significant operating outflows during 2010: (1) $13.3 million in one-time fees related to the termination of the Advisory Agreement and the LLC Agreement and (2) $12.0 million in prepayment penalties related to the prepayments of the Term B Loan and the Term C Loan. In addition we had cash outflows related to changes in working capital primarily related to an increase in inventories of $13.5 million to support our sales growth. Further, as a result of our conversion to a corporation, we recognized a non-cash deferred tax gain of $31.8 million, which was partially offset in the periods subsequent to the conversion by deferred tax expense related to book income. We also had an $8.8 million non-cash loss on extinguishment of debt related to the prepayments of the Term B Loan and the Term C Loan.

Net cash provided by operating activities was $200.7 million in 2009 compared to $35.2 million in 2008. The $165.5 million increase in cash provided by operating activities was due primarily to a $104.3 million increase in net income, a $44.1 million source of cash related to the change in accounts payable and accrued expenses-related parties, and a $21.6 million source of cash related to the change in accounts payable, deferred revenue, and accrued expenses.

Net Cash Used in Investing Activities

Investing activities consist primarily of capital expenditures for growth (new store openings), store maintenance (remodels, conversions to a dual-gender format, visual, fixtures, heating, ventilation and air conditioning improvements, and gates), and non-store maintenance (information technology and expenses associated with operations at our corporate home office).

Net cash used in investing activities was $54.8 million in 2010 compared to $26.9 million in 2009, an increase of $28.0 million. Capital expenditures, gross of landlord allowances, attributed to the opening of new stores, store remodels, and store conversions to a dual-gender format totaled $21.0 during 2010 compared to $14.4 million during 2009, an increase of $6.6 million. Capital expenditures related to investments in information technology primarily related to our transition to a stand-alone business were $14.3 million in 2010 compared to $10.2 million in 2009.

Net cash used in investing activities was $26.9 million in 2009 compared to $51.8 million in 2008, a decrease of $24.9 million. Capital expenditures, gross of landlord allowances, attributed to the opening of new stores, store remodels, and store conversions to a dual-gender format totaled $14.4 million during 2009 compared to $29.5 million during 2008, a decrease of $15.1 million. Capital expenditures related to investments in information technology primarily related to our transition to a stand-alone business were $10.2 million in 2009.

The remaining capital expenditures in each period relate primarily to investments in information technology, store fixtures, heating, ventilation and air conditioning improvements, gates, and investments in the operations at our corporate home office.

In 2011 we plan to open 25 to 27 new stores, including 20 in the United States and 5 to 7 in Canada. We expect capital expenditures for 2011 to be approximately $72.0 to $76.0 million, primarily driven by these new store openings. These capital expenditures do not include the impact of landlord allowances, which are expected to be approximately $18.0 to $22.0 million for 2011.

Net Cash Used in Financing Activities

Financing activities consist primarily of borrowings and repayments related to the Senior Notes, Topco credit facility, and Opco revolving credit facility, as well as distributions to our equity holders, dividends to our stockholders, and fees and expenses paid in connection with our credit facilities and the IPO.

Net cash used by financing activities was $211.8 million during 2010 as compared to $115.6 million in 2009, an increase of $96.2 million. This use of cash consisted of repayments of $300.0 million for borrowings under the Topco credit facility, $261.0 million in distributions to equity holders prior to our IPO, including a $31.0 million tax distribution in the second quarter of 2010, a special dividend of $49.5 million in December 2010, and $18.7 million in costs incurred in connection with the Senior Notes offering and IPO. These uses were offset by net proceeds of $246.5 million (net of original issue discount) received from the Senior Notes offering and $166.9 million (net of underwriting discount) received from the IPO.

Net cash used by financing activities was $115.6 million in 2009 as compared to $127.3 million in 2008, a decrease of $11.7 million. This use of cash was primarily related to the $75.0 million repayment for amounts borrowed under our Opco revolving credit facility in 2008, $7.1 million of repayments related primarily to the accrued paid-in-kind interest on our Term C Loan, and a $33.0 million distribution to equity holders.

Net cash used by financing activities was $127.3 million in 2008. This use of cash consisted of $491.2 million in distributions to equity holders, $3.9 million in expenses paid in connection with the Topco credit facility, and $1.3 million in repayments related to the Opco term loan, partially offset by cash received related to $294.0 million of borrowings under our Topco credit facility and $75.0 million in borrowings under our Opco revolving credit facility.

In 2011 we have $1.3 million of scheduled principal payments due on the Opco term loan. We also anticipate reducing our debt by $25.0 million in the first quarter of 2011 using cash on hand.

Credit Facilities

Opco Revolving Credit Facility

On July 6, 2007, we entered into the $200.0 million secured Asset-Based Loan Credit Facility. The Opco revolving credit facility is available to be used for working capital and other general corporate purposes and is scheduled to expire on July 6, 2012. The Opco revolving credit facility, as amended, allows for up to $30.0 million of swing line advances and up to $45.0 million to be available in the form of letters of credit.

On February 5, 2010, we entered into an amendment to the Opco revolving credit facility that became effective March 5, 2010 in connection with the Senior Notes offering. The amendment, among other things, (1) permitted the issuance of the Senior Notes and the guarantees thereof by Express Holding and Express, LLC’s subsidiaries, (2) increased the applicable interest rate margins and unused line fee, (3) permitted a distribution by Express, LLC to allow Express Topco to prepay the Term C Loan under the Topco credit facility in its entirety (plus any applicable prepayment penalties and accrued and unpaid interest thereon) and Express Parent to make a cash distribution to its equity holders in an aggregate amount equal to approximately $230.0 million, (4) permitted Express, LLC to pay distributions to allow Express Topco to make regularly scheduled interest payments on the Term B Loan under the Topco credit facility, and (5) permits Express Holding to own the equity interests of Express Finance Corp. (“Express Finance”), the co-issuer of the Senior Notes. We paid customary amendment fees to consenting lenders in connection with the amendment.

Borrowings under the Opco revolving credit facility bear interest at a rate equal to LIBOR plus an applicable margin rate or the higher of The Wall Street Journal’s prime lending rate and 0.50% per annum above the federal funds rate, plus an applicable margin rate. This applicable margin rate is determined based on excess availability as determined by reference to our borrowing base. As a result of the amendment described above, effective March 5, 2010, the applicable margin rate for LIBOR-based advances is 2.25% per annum, or 2.00% if excess availability is $100.0 million or greater, and for base rate-based advances is 1.25% per annum, or 1.00% if excess availability is $100.0 million or greater. The borrowing base components are 90% of credit card receivables plus 85% of the liquidation value of eligible inventory, less certain reserves. We had no borrowings outstanding and $163.6 million available under the Opco revolving credit facility as of January 29, 2011.

As a result of the amendment discussed above, effective March 5, 2010, the unused line fees payable under the Opco revolving credit facility are incurred at 0.50% of the average daily unused revolving commitment during each quarter payable quarterly in arrears.

Interest payments under the Opco revolving credit facility are due quarterly on the last calendar day of each April, July, October, and January for base rate-based advances and on the last day of the interest period for LIBOR-based advances for interest periods of one, two, three, and six months (or if available to all lenders, nine or twelve months), and additionally every three months after the first day of the interest period for LIBOR-based advances for interest periods of greater than three months.

The Opco revolving credit facility contains customary covenants and restrictions on Express Holding and its subsidiaries’ activities, including, but not limited to, limitations on the incurrence of additional indebtedness; liens, negative pledges, guarantees, investments, loans, asset sales, mergers, acquisitions, and prepayment of other debt; distributions, dividends, and the repurchase of capital stock; transactions with affiliates; the ability to change the nature of our business or our fiscal year; the ability to amend the terms of the Opco term loan; and permitted activities of Express Holding. All obligations under the Opco revolving credit facility are guaranteed by Express Holding and its subsidiaries and secured by a lien on substantially all of the assets of Express Holding and its subsidiaries; provided that the liens on certain assets of Express Holding and its subsidiaries shall be junior in priority to the liens securing the Opco term loan.

The Opco revolving credit facility requires Express Holding and its subsidiaries to maintain a fixed charge coverage ratio of 1.00 to 1.00 if excess availability plus eligible cash collateral is less than $30.0 million. Our excess availability was $163.6 million as of January 29, 2011. We were not subject to this covenant as of January 29, 2011 because excess availability plus eligible cash collateral was greater than $30.0 million.

Opco Term Loan

On July 6, 2007, we entered into a $125.0 million secured term loan. The proceeds of these borrowings were used to finance, in part, the Golden Gate Acquisition and to pay transaction fees and expenses related to the Golden Gate Acquisition. Borrowings under the Opco term loan bear interest at a rate equal to LIBOR plus an applicable margin rate or the higher of The Wall Street Journal’s prime lending rate and 0.50% per annum above the federal funds rate, plus an applicable margin rate.

On February 5, 2010, we entered into an amendment to the Opco term loan that became effective March 5, 2010 in connection with the Senior Notes offering. The amendment, among other things, (1) permitted the issuance of the Senior Notes and the guarantees thereof by Express Holding and its subsidiaries, (2) increased the applicable interest rate margins (subject to a further increase in the event Express, LLC’s corporate family rating is not B2 or better by Moody’s Investors Service, Inc. (“Moody’s”) and Express, LLC’s corporate credit rating is not B or better by Standard & Poor’s Rating Services (“S&P”), (3) permitted a distribution by Express, LLC to allow Express Topco to prepay the Term C Loan under the Topco credit facility in its entirety (plus any applicable prepayment penalties and accrued and unpaid interest thereon), and Express Parent to make a cash distribution to its equity holders in an aggregate amount equal to approximately $230.0 million, (4) permitted Express, LLC to pay distributions to allow Express Topco to make regularly scheduled interest payments on the Term B Loan under the Topco credit facility, and (5) permits Express Holding to own the equity interests of Express Finance, the co-issuer of the Senior Notes. We paid customary amendment fees to consenting lenders in connection with the amendment.

The applicable margin rate is determined by Express Holding’s leverage ratio of consolidated debt for borrowed money (net of cash and cash equivalents provided that no more than $75.0 million of cash and cash equivalents may be netted against consolidated debt for borrowed money for this purpose), including amounts drawn under letters of credit and any synthetic debt, to Adjusted EBITDA (“Leverage Ratio”), in effect on the first day of each interest period with respect to LIBOR-based advances and by the Leverage Ratio in effect from time to time with respect to base rate-based advances. As a result of the amendment described above, effective March 5, 2010, the applicable margin rate for LIBOR-based advances is 4.25% per annum, or 4.00% if the Leverage Ratio is less than 1.00 to 1.00, and for base rate-based advances is 3.25% per annum, or 3.00% if the Leverage Ratio is less than 1.00 to 1.00. Additionally, these rates may be further increased by 50 basis points per annum in the event that Express, LLC fails to maintain, at the time of determination, a corporate family rating of B2 or better by Moody’s and a corporate credit rating of B or better by S&P. As of January 29, 2011, the interest rate under the Opco term loan was 4.54%.

Interest payments under the Opco term loan are due quarterly on the last calendar day of each April, July, October, and January for base rate-based advances and on the last day of the applicable interest period for LIBOR-based advances for interest periods of one, two, three, and six months (or if available to all lenders, nine or twelve months), and additionally every three months after the first day of the interest period for LIBOR-based advances for interest periods of greater than three months. Principal payments under the Opco term loan are due quarterly on the last business day of each April, July, October, and January through July 6, 2013, in equal installments of 0.25% of the initial principal balance with the balance of principal due on July 6, 2014.

The agreement governing the Opco term loan requires that annual prepayments of principal be made within five business days after the 120th calendar day following the end of each fiscal year in the amount by which an applicable percentage of “excess cash flow” (as defined in the agreement) that corresponds to Express Holding’s Leverage Ratio, exceeds any voluntary prepayments of the Opco term loan over the fiscal year. We do not expect to be required to make a pre-payment in 2011.

The Opco term loan contains customary covenants and restrictions on Express Holding and its subsidiaries’ activities, including, but not limited to, limitations on the incurrence of additional indebtedness; liens, negative pledges, guarantees, investments, loans, asset sales, mergers, acquisitions, and prepayment of other debt; distributions, dividends, and the repurchase of capital stock; transactions with affiliates; the ability to change the nature of our business or our fiscal year; the ability to amend the terms of the Opco revolving credit facility; and permitted activities of Express Holding. All obligations under the Opco term loan are guaranteed by Express Holding and Express, LLC’s subsidiaries and secured by a lien on substantially all of the assets of Express Holding and its subsidiaries; provided that the liens on certain assets of Express Holding and its subsidiaries shall be junior in priority to the liens securing the Opco revolving credit facility.

The Opco term loan also requires that Express Holding maintain a Leverage Ratio for the most recently completed reporting period (last 4 consecutive quarters as of the end of each quarter) of not more than 1.75 to 1.00. Express Holding was in compliance with the covenant requirement as of January 29, 2011.

Effective July 6, 2007, Express, LLC entered into a receive variable/pay fixed interest rate swap agreement to mitigate exposure to interest rate fluctuations on a notional principal amount of $75.0 million of the $125.0 million variable-rate Opco term loan. The interest rate swap agreement terminated on August 6, 2010.

Senior Notes

On March 5, 2010, Express, LLC and Express Finance, as co-issuers, issued, in a private placement, $250.0 million of 8  3/4% Senior Notes due 2018 at an offering price of 98.599% of the face value of the Senior Notes. An affiliate of Golden Gate purchased $50.0 million of Senior Notes in the offering. Interest on the Senior Notes is payable on March 1 and September 1 of each year. A portion of the proceeds from the Senior Notes offering was used to prepay all of the $150.0 million Term C Loan outstanding under the Topco credit facility, plus prepayment penalties of $3.0 million and accrued and unpaid interest thereon of $1.9 million. The remaining proceeds, together with cash on hand, were used to make a cash distribution of approximately $230.0 million to our equity holders and pay related fees and expenses, including discounts and commissions to the initial purchasers of the Senior Notes, totaling $15.4 million. In connection with the Senior Notes offering, $10.8 million of costs were capitalized as debt issuance costs within other assets on the Consolidated Balance Sheets and will be amortized over the 8 year term of the Senior Notes using the effective interest method.

Prior to March 1, 2013, a portion of the Senior Notes may be redeemed at 108.75% of the principal amount plus accrued and unpaid interest with the net proceeds of certain equity offerings. At any time prior to March 1, 2014, the Senior Notes may be redeemed in part or in full at a redemption price equal to 100% of the principal amount plus a make-whole premium, calculated in accordance with the indenture governing the Senior Notes, and accrued and unpaid interest. On or after March 1, 2014, the Senior Notes may be redeemed in part or in full at the following percentages of the outstanding principal amount prepaid: 104.375% prior to March 1, 2015; 102.188% on or after March 1, 2015, but prior to March 1, 2016; and 100% on or after March 1, 2016.

The indenture governing the Senior Notes contains customary covenants and restrictions on the activities of Express, LLC, Express Finance and Express, LLC’s restricted subsidiaries, including, but not limited to, the incurrence of additional indebtedness; payment of dividends or distributions in respect of capital stock or certain other restricted payments or investments; entering into agreements that restrict distributions from restricted subsidiaries; the sale or disposal of assets, including capital stock of restricted subsidiaries; transactions with affiliates; the incurrence of liens; and mergers, consolidations or the sale of substantially all of Express, LLC’s assets. Certain of these covenants will be suspended if the Senior Notes are assigned an investment grade rating by both S&P and Moody’s and no default has occurred or is continuing. If either rating on the Senior Notes should subsequently decline to below investment grade, the suspended covenants will be reinstated.

Topco Credit Facility

On June 26, 2008, Express Topco, as borrower, entered into a $300.0 million secured term loan facility. The Topco credit facility was scheduled to mature on June 26, 2015 and was comprised of a $150.0 million Term B Loan and a $150.0 million Term C Loan. On March 5, 2010, in connection with the Senior Notes offering, all of the Term C Loan was prepaid, plus prepayment penalties and accrued interest thereon. On May 18, 2010, in connection with the IPO, all of the Term B Loan was prepaid, plus prepayment penalties and accrued and unpaid interest thereon.

Contractual Obligations

We enter into long-term contractual obligations and commitments in the normal course of business, primarily debt obligations and non-cancelable operating leases and debt obligations. As of January 29, 2011, our contractual cash obligations over the next several periods are set forth below.

	Payments Due by Period
Contractual Obligations:	Total	<1 Year	2-3 Years	4-5 Years	Thereafter
	(in thousands)
Existing Debt Facilities(1)	$370,625	$1,250	$2,500	$116,875	$250,000
Interest Costs(2)	183,700	27,391	54,671	46,980	54,658
Other Long-Term Obligations(3)	44,311	9,328	16,338	16,639	2,006
Operating Leases(4)	760,426	164,442	264,060	170,057	161,867
Purchase Obligations(5)	293,366	293,366	—	—	—

Total	$1,652,428	$495,777	$337,569	$350,551	$468,531

(1)	As of January 29, 2011, we had the following amounts outstanding under our existing credit facilities: no amounts outstanding under the Opco revolving credit facility; $120.6 million under the Opco term loan and $250.0 million in Senior Notes outstanding. The Opco revolving credit facility matures on July 6, 2012, the Opco term loan matures on July 6, 2014, and the Senior Notes are due in March 2018. See “—Liquidity and Capital Resources—Credit Facilities.”

(2)	Includes interest under existing debt facilities. Interest costs for the Opco term loan have been estimated based on interest rates in effect for such indebtedness as of January 29, 2011.
(3)	Other long-term obligations consist of severance agreements and obligations under our Mast agreements.
(4)	We enter into operating leases in the normal course of business. Most lease arrangements provide us with the option to renew the leases at defined terms. The future operating lease obligations would change if we were to exercise these options, or if we were to enter into additional new operating leases. Common area maintenance, real estate tax, and other customary charges included in our operating lease agreements and are not included above. Estimated annual expense incurred for such charges are approximately $88.0 million.
(5)	Purchase obligations are made up of merchandise purchase orders and unreserved fabric commitments.

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of our assets, liabilities, revenues, and expenses, as well as the related disclosure of contingent assets and liabilities at the date of the financial statements. Management evaluates its accounting policies, estimates, and judgments on an on-going basis. Management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

Management evaluated the development and selection of its critical accounting policies and estimates and believes that the following involve a higher degree of judgment or complexity and are most significant to reporting its results of operations and financial position and are, therefore, discussed as critical. The following critical accounting policies reflect the significant estimates and judgments used in the preparation of our Consolidated Financial Statements. More information on all of our significant accounting policies can be found in Note 2 to our Consolidated Financial Statements.

Description of Policy	Judgments and Uncertainties	Effect if Actual Results Differ from Assumptions

Sales Returns and Gift Card Breakage
We reserve for projected merchandise returns based on historical experience and various other assumptions that we believe to be reasonable.	Our accounting methodology for calculating merchandise returns contains uncertainties because it requires management to make assumptions that future returns will follow the pattern of previous returns and return rates will be similar to those of historical periods. Our estimates for these items are based primarily on historical transaction experience.

We have not made any material changes in the accounting methodology used to determine the sales return reserve or gift card breakage over the past 3 years.

We have no reason to believe that there will be a material change in the future estimates or assumptions we use to measure sales returns or gift card breakage. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material.

A 100 basis point change in our sales return rate as of January 29, 2011 would have impacted pre-tax income by approximately $0.3 million.

A 100 basis point change in our gift card breakage rate as of January 29, 2011 would have affected pre-tax income by approximately $0.6 million.

We sell gift cards in our retail stores and through our e-commerce website and third parties, which do not expire or lose value over periods of inactivity. We account for gift cards by recognizing a liability at the time a gift card is sold. We recognize income from gift cards when they are redeemed by the customer. In addition, income on unredeemed gift cards is recognized when it can be determined that the likelihood of the gift card being redeemed is remote and there is no legal obligation to remit the unredeemed gift cards to relevant jurisdictions (gift card breakage). The gift card breakage rate is based on historical redemption patterns.	Our accounting methodology for calculating gift card breakage contains uncertainties because it requires management to make assumptions that future gift card redemptions will follow the pattern of previous redemptions. Our estimates for these items are based primarily on historical transaction experience.

Description of Policy	Judgments and Uncertainties	Effect if Actual Results Differ from Assumptions

Inventories

Inventories are principally valued at the lower of cost or market on a weighted-average cost basis. We record a lower of cost or market reserve for our inventories if the cost of specific inventory items on hand exceeds the amount we expect to realize from the ultimate sale or disposal of the inventory.

We also record an inventory shrinkage reserve calculated as a percentage of cost of sales for estimated merchandise losses for the period between the last physical inventory count and the balance sheet date. These estimates are based on historical results and can be affected by changes in merchandise mix and/or changes in shrinkage trends.

Our accounting methodology for determining the lower of cost or market reserve contains uncertainties because it requires management to make assumptions and estimates that are based on factors such as merchandise seasonality, historical trends, and estimated inventory levels, including sell-through of remaining units.

Our accounting methodology for estimating the inventory shrinkage reserve contains uncertainty as it requires management to make the assumption that future shrink results will follow the pattern of previous physical inventory losses.

We have not made any material changes in the accounting methodology used to determine the lower of cost or market or shrinkage reserve over the past 3 years.

We have no reason to believe that there will be a material change in the future estimates or assumptions we use to measure the lower of cost or market or shrinkage reserve. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material.

A 10% increase or decrease in the lower of cost or market reserve would impact the inventory balance and pre-tax income by $0.7 million as of and for the year ended January 29, 2011.

A 10% increase or decrease in the inventory shrink reserve balance would impact the reserve balance and pre-tax income by $1.5 million as of and for the year ended January 29, 2011.

Intangible Assets
Intangible assets with indefinite lives, primarily trade names, are reviewed for impairment annually in the fourth quarter and may be reviewed more frequently if indicators of impairment are present. The impairment review is performed by comparing the carrying value of the asset to the estimated fair value of the respective asset as determined using the relief from royalty method.	Our analysis of indefinite lived intangible assets for impairment requires judgments surrounding discount rate, expected sales, and royalty rate. These assumptions are subjective and subject to change.

We have not made any material changes in the accounting methodology used to evaluate our indefinite lived intangible assets over the past 3 years.

We have no reason to believe that there will be a material change in the future estimates or assumptions we use in this evaluation. However, if actual results are not consistent with our estimates or assumptions used to calculate the estimated fair value of the asset, we may be exposed to impairment losses that could be material.

A 100 basis point change in the royalty rate used and discount rate would not result in an impairment in the current year.

Description of Policy	Judgments and Uncertainties	Effect if Actual Results Differ from Assumptions

Leasehold Improvements
Leasehold improvements are reviewed for impairment if indicators of impairment are present. The impairment review is performed at the store level by comparing the carrying value of the asset to the undiscounted cash flows derived from the asset. If the undiscounted cash flows of the asset are less than the carrying value of the respective asset, then the carrying value is compared to the estimated fair value as determined using the discounted store cash flows, and a loss is recognized for the difference.	Our analysis of leasehold improvements for impairment requires judgment surrounding what the appropriate triggering events should be. This judgment can be affected by factors such as future store results, real estate demand, and economic conditions that can be difficult to predict.

We have not made any material changes in the triggering events used to evaluate our leasehold improvements for impairment over the past 3 years.

We have no reason to believe that there will be a material change in the future estimates or assumptions we use in this evaluation. However, if we become aware of other triggering events or if triggering events that we are not currently using are added, there is potential that additional stores could be required to be tested for impairment and could be impaired.

Claims and Contingencies

We are subject to various claims and contingencies related to legal, regulatory, and other matters arising out of the normal course of business. Our determination of the treatment of claims and contingencies in our Consolidated Financial Statements is based on management’s view of the expected outcome of the applicable claim or contingency. Management may also use outside legal advice on matters related to litigation to assist in the estimating process.

We accrue a liability if the likelihood of an adverse outcome is probable and the amount is reasonably estimable. We re-evaluate these assessments on a quarterly basis or as new material information becomes available to determine whether a liability should be established or if any existing liability should be adjusted.

Our liability for claims and contingencies contain uncertainties because the eventual outcome will result from future events. Additionally, the determination of current accruals requires estimates and judgments related to future changes in facts and circumstances, differing interpretations of the law, assessments of the amount of damages, and the effectiveness of strategies or other factors beyond our control.

We have not made any material changes in the accounting methodology used to establish our liability for claims and contingencies over the past 3 years.

We have no reason to believe that there will be a material change in our accrual or the assumptions we use to establish the accrual for claims and contingencies. However, if actual results are not consistent with our estimates or expectations of the eventual outcomes of cases, we may be exposed to gains or losses that could be material and our cash flow could be materially impacted.

Description of Policy	Judgments and Uncertainties	Effect if Actual Results Differ from Assumptions

Income Taxes

We account for income taxes using the asset and liability method. Under this method, the amount of taxes currently payable or refundable is accrued and deferred tax assets and liabilities are recognized for the estimated future tax consequences of temporary differences that currently exist between the tax basis and the financial reporting basis of our assets and liabilities.

Deferred tax assets and liabilities are measured using the enacted tax rates in effect in the years when those temporary differences are expected to reverse. The effect on deferred taxes from a change in tax rate is recognized in earnings in the period that includes the enactment date of the change.

Our accounting methodology for calculating our tax liabilities contains uncertainties because our judgments may change as a result of evaluation of new information not previously available.

Our deferred tax asset and liability balances contain uncertainty because changes in tax laws and rates may differ from the estimates and judgments made by management.

We may be subject to periodic audits by the Internal Revenue Service and other taxing authorities. These audits may challenge certain of our tax positions, such as the timing and amount of deductions and allocation of taxable income to the various jurisdictions.

We have no reason to believe there is a likelihood that there will be a material change in our tax related balances. However, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate of our tax liabilities.

We have no reason to believe that our results of operations will differ materially from our current expectations. However, if actual results are not consistent with our estimates, to the extent we do not feel we will realize the full amount of our deferred tax assets, we may need to record a valuation allowance in the future.

To the extent that we prevail in matters for which unrecognized tax benefit liabilities have been established or are required to pay amounts in excess of recorded unrecognized tax benefit liabilities, our effective tax rate in a given financial statement period could be materially affected. An unfavorable tax settlement would require use of our cash and result in an increase in our effective tax rate in the period of resolution. A favorable tax settlement would be recognized as a reduction in our effective tax rate in the period of resolution.

Share-based Payments
Our share-based payments related to stock options are estimated using the Black-Scholes-Merton option-pricing model to determine the fair value of the stock option grants, which require us to estimate the expected term and the expected stock price volatility over the expected term.

Our accounting methodology for calculating share-based payments contains uncertainties because it requires management to make assumptions and judgments to determine the fair value of our awards. The primary assumptions used in the valuation of the stock options are the expected term of the option and the future volatility of our stock price.

As we have limited history as a public company, we have elected to utilize the SEC’s simplified method for calculation of our expected term, which takes a significant amount of judgment out of this assumption. Our volatility was estimated using comparable companies’ volatility over a similar expected term.

We have no reason to believe that the future volatility of our stock will be materially different from the estimate used in valuing our awards.

A 10% increase in volatility would yield an approximate 7% increase in the Black-Scholes-Merton valuation for stock options.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We are subject to interest rate risk in connection with borrowings under our Opco term loan, which bears interest at a variable rate. Borrowings under our Senior Notes bear interest at fixed rates. For fixed rate debt, interest rate changes affect the fair market value of such debt, but do not impact earnings or cash flow. See “—Liquidity and Capital Resources—Credit Facilities” for further information on the calculation of the rate.

As of January 29, 2011, the rate on the outstanding balance of our Opco term loan was 4.54%. For 2010, a 100 basis point change in interest rates would have increased or decreased interest expense by approximately $1.2 million. We did not borrow any amounts under the Opco revolving credit facility during 2010.

Impact of Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross profit and selling, general and administrative expenses as a percentage of net sales if the selling prices of our products do not increase with these increased costs.

BUSINESS

Our Company

Express is a nationally recognized specialty apparel and accessory retailer offering both women’s and men’s merchandise. With over 30 years of experience offering a distinct combination of style and quality at an attractive value, we believe we are a core shopping destination for our customers and that we have developed strong brand awareness and credibility with them. We target an attractive and growing demographic of women and men between 20 and 30 years old. We offer our customers an edited assortment of fashionable apparel and accessories to address fashion needs across multiple aspects of their lifestyles, including work, casual, jeanswear and going-out occasions. Since we became a stand-alone company in 2007, we have completed numerous initiatives to strengthen our business, including consolidating separate women’s and men’s stores into combined dual-gender stores, re-designing our go-to-market strategy, and launching our e-commerce platform, each of which we believe has improved our operating profits and positioned us well for future growth and profitability.

As of January 29, 2011, we operated 591 stores. Our stores are located primarily in high-traffic shopping malls, lifestyle centers, and street locations across the United States and in Puerto Rico and average approximately 8,700 gross square feet. We also sell our products through our e-commerce website, express.com. Our stores and website are designed to create an exciting shopping environment that reflects the sexy, sophisticated, and social brand image that we seek to project. Our 2010 net sales were comprised of approximately 65% women’s merchandise and approximately 35% men’s merchandise. Our product assortment is a mix of core styles balanced with the latest fashions, a combination we believe our customers look for and value in our brand. For 2010, we generated net sales, net income and Adjusted EBITDA of $1,905.8 million, $127.4 million and $309.3 million, respectively. Our Adjusted EBITDA increased approximately 125% from $137.2 million in 2009 to $309.3 million in 2010. See “Prospectus Summary—Summary Historical Consolidated Financial and Operating Data” for a discussion of Adjusted EBITDA, an accompanying presentation of the most directly comparable GAAP financial measure and a reconciliation of the differences between Adjusted EBITDA and the most directly comparable GAAP financial measure, net income.

History and Recent Accomplishments

We opened our first store in 1980, in Chicago, Illinois as a division of Limited Brands, Inc., and launched our men’s apparel line in 1987, which was rebranded under the name Structure in 1989. In the mid 1990s, we experienced a period of rapid expansion, resulting in the operation of over 1,000 stores by 2000, including a women’s and men’s store in the same shopping center in many cases. In 2001, we began to consolidate our separate women’s and men’s stores into combined dual-gender stores under the Express brand. In 2007, Golden Gate acquired 75% of the equity interests in our business from an affiliate of Limited Brands, and we began to operate as a standalone company. Since the Golden Gate Acquisition, we have implemented and completed numerous initiatives to strengthen our business, including:

•

Transitioned to Stand-alone Company. As a standalone company, we have made a number of changes to improve our organization, reinvest in our business and align incentives with our performance. Among these, we rehired Michael Weiss as our President and Chief Executive Officer in July 2007. Mr. Weiss has been President of Express for over 20 years and has more than 40 years of experience in our industry. We have also worked to build depth in our organization, including by strengthening our merchandising and design teams and improving the processes by which we make product decisions. In addition, we have transitioned our corporate structure and team to be more entrepreneurial and focus decisions on profitability and return on investment instead of sales volume maximization.

•

Completed Dual-Gender Store Conversion. During the last ten years, we have significantly improved the efficiency of our store base by consolidating separate women’s and men’s stores that were located in the same shopping center into combined dual-gender stores. This conversion was largely completed at the end of 2010. Over this time period, this conversion has allowed us to reduce our total gross square footage by approximately 30%. In shopping centers where conversions took place, we reduced our square footage per center from approximately 13,500 square feet to approximately 8,700 square feet. We believe our converted store model has resulted in higher store productivity and lower store expenses, leading to increased profitability.

•

Redesigned Go-To-Market Strategy. Since 2007, we have revised the process by which we design, source and merchandise our product assortment. We now design a greater number of styles, colors and fits of key items for each season and test approximately three-quarters of our product early in each season at a select group of stores before ordering for our broader store base. Based on the data gathered from product testing, our merchants are able to refine and narrow the items ordered for each season. We have also worked with our vendors to reduce our lead times, allowing us to make buying decisions closer to each selling season. We believe the results of these changes are higher product margins from reduced markdowns, lower inventory risk and a more relevant product offering for our customers.

•

Reinvested in Our Business to Support Growth. Over the past four years, we have expanded several of our key functional departments and shifted our marketing focus to better position our company for long-term growth. For example, we have increased the number of merchants by 50%, allowing our merchandising organization to focus on specific sub-categories and lines to ensure we have consistent quality and design offered across our broad range of fashion products. In addition, we have placed increased focus on long-term brand-building initiatives.

•

Launched Express.com. We launched our e-commerce website, express.com, in July 2008, offering our customers a new channel to access our products. We believe our e-commerce platform has improved the efficiency of our business by allowing us to monitor real-time customer feedback, enhancing our product testing capabilities, expanding our advertising reach and providing us with a merchandise clearance channel. In fiscal 2009, our e-commerce sales increased 231% relative to fiscal 2008, but still only represented approximately 5% of our net sales in 2009. In fiscal 2010, our e-commerce sales increased 60% relative to fiscal 2009 but still only represented approximately 8% of our net sales.

Competitive Strengths

We believe that our primary competitive strengths are as follows:

Established Lifestyle Brand. With over 30 years of brand heritage, we have developed a distinct and widely recognized brand that we believe fosters loyalty and credibility among our customers who look to us to provide the latest fashions and quality at an attractive value.

Attractive Market and Customer Demographic. According to the NPD Group, in the twelve months ended January 31, 2011, our brand represented approximately 6% of the $19 billion specialty apparel market for 18 to 30 year old women and men in the United States. During that period, this specialty apparel market accounted for 43% of the $43 billion total apparel market for 18 to 30 year old women and men in the United States. Our customer demographic is a growing segment of the United States population, and we believe that the Express brand appeals to a particularly attractive subset of this group who we believe spend a higher percentage of their budget on fashion compared to the broader population.

Sophisticated Design, Sourcing and Merchandising Model. We believe that we have an efficient, diversified and flexible supply chain that allows us to quickly identify and respond to trends and bring a tested assortment of products to our stores. We believe our model allows us to better meet customer needs and enables us to reduce inventory risk and improve product margins from reduced markdowns. We design our entire product assortment in our New York City design studio based on an extensive review of fashion trends, styles, fabrics, colors and fits for the upcoming season. Our product testing processes allow us to test approximately three-quarters of our merchandise in select stores before placing orders for our broader store base. In addition, we assess sales data and new product development on a weekly basis in order to make in-season inventory adjustments where possible, which allows us to respond to the latest trends. We utilize a diversified network of third-party manufacturers located throughout the world that we believe allows us to source the high quality products that our customers demand at competitive prices.

Optimized Real Estate Portfolio. Our stores are located in high-traffic shopping malls, lifestyle centers, and street locations in 47 states across the United States, as well as in the District of Columbia and Puerto Rico, and are diversified across all regions. In the last ten years, we have largely completed the conversion of our store base into dual gender stores from separate men’s and women’s stores, reducing our square footage by approximately 30%. We have over 30 years of experience identifying and opening new stores. As a result of our strong brand and established retail presence, we have been able to acquire high-traffic locations in most retail centers in which we operate. Substantially all of our stores were profitable in 2010.

Proven and Experienced Team. Michael Weiss, our President and Chief Executive Officer, has more than 40 years of experience in the fashion industry and has served as our President for over 20 years. In addition, our senior management team has an average of 25 years of experience across a broad range of disciplines in the specialty retail industry, including design, sourcing, merchandising and real estate. Experience and tenure with Express extends deep into our organization. For example, our district managers and store managers have been with Express for an average of ten years and seven years, respectively.

Growth Strategy

Key elements of our business and growth strategies include the following:

Improve Productivity of Our Retail Stores. We believe that the efforts we have taken over the last several years to optimize our store base through conversion to dual-gender stores and to improve our go-to-market strategy have positioned us well for future growth. We seek to grow our comparable sales and operating margins by executing the following initiatives:

•

Continue to Refine Our Go-to-Market Strategy. As we increase testing and refine our go-to-market strategy, we believe our in-store product assortment will be more appealing to our customers and will help us decrease markdowns and increase sales and product margins;

•

Recapture Market Share in Our Core Product Categories. Approximately six years ago we shifted our product mix, which included a high percentage of tops, casual bottoms and denim, to increase our focus on a more premium wear-to-work assortment. In the last several years we have re-focused on a broader lifestyle clothing mix consistent with our brand heritage. Based on our historical peak sales levels across product categories, we believe there is opportunity for us to recapture sales as our customers re-discover Express in certain product categories, specifically casual and party tops, dresses and denim. We believe our efforts to deliver a clear and consistent brand message provides us with additional opportunities to increase sales in core categories that will allow us to return to historical volumes; and

•

Improve Profit Margins. We believe we have the opportunity to continue to improve margins through further efficiencies in sourcing and continued refinement of our merchandising strategy. We plan to leverage our infrastructure, corporate overhead and fixed costs through our converted dual-gender store format.

Expand Our Store Base. While there has been significant growth in retail shopping centers during the last decade, we have focused on converting our existing store base to a dual-gender format and have opened few new stores over this time period. As a result, we believe there are numerous attractive, high-traffic locations that present opportunities for us to expand our store base. We currently plan to open an average of 30 stores across the United States and Canada over each of the next five years, which represents annual store growth of approximately 3-5%, with slightly less than 30 stores in the earlier years and slightly more than 30 stores in the later years.

Expand Our e-Commerce Platform. In July 2008, we launched our e-commerce platform at express.com, providing us with a direct-to-consumer sales channel. We believe that our target customer regularly shops online, and we see continued opportunity to grow our e-commerce business by providing our customers with a seamless retailing experience. In addition, we believe our multi-channel platform will allow us to continue to improve overall profit margins as our e-commerce business becomes an increased percentage of our sales. In the third quarter of 2010 we added a mobile application to allow customers to scan merchandise bar codes from their mobile devices, to view product reviews and information in store, and to make purchases.

Expand Internationally with Development Partners. We believe Express has the potential to be a successful global brand. We recently began to bolster our brand image and awareness outside of the United States. As of January 29, 2011, there were seven Express stores in the Middle East, which were constructed through the Development Agreement with Alshaya. Through our Development Agreement, we earn royalties from the sales in these stores with no capital investment or inventory risk. The agreement allows us to control our brand image, store design, and product assortment offered in these stores. Over the next five years, we believe there are additional opportunities to expand the Express brand internationally through additional agreements with local partners across the globe.

Our Industry

According to the NPD Group, a leading provider of global market information, retail sales of domestic apparel totaled $192 billion in the United States in the twelve months ended January 31, 2011. We operate primarily in the specialty retail distribution channel of this market, which represented 32.2% of the total industry, or $61.9 billion in retail sales, in the twelve months ended January 31, 2011.

Our Products

As noted previously, we offer our customers an edited assortment of fashionable merchandise to address multiple aspects of their lifestyle, including work, casual, jeanswear, and going-out occasions. Our products are created by our in-house design team and range from core styles to the latest fashions. With over 30 years of brand heritage, we have developed a distinct and widely recognized brand that we believe fosters loyalty and credibility among our customers who look to us to provide the latest fashions and quality at an attractive value. We believe we have developed a portfolio of products that have significant brand value, including the Editor pant, Essential and 1MX shirts, and our Stella, Zelda and Eva lines of denim. We believe our products offer our customer an attractive value. We focus on providing our customers with items made from high-quality materials that are designed to last for several seasons, and we believe our customers have come to expect durability from our brand.

We design our products and display them in our stores in a coordinated manner to encourage our customers to purchase multi-item outfits as opposed to individual items. We believe this allows us to better meet our customers’ shopping objectives while differentiating our product line from competitors. On average, our customers purchase two to three items per transaction. In season, we monitor cross-selling trends in order to optimize our in-store and online product assortment and collection recommendations.

Design and Merchandising

Our internal design and merchandising team designs high-quality products that reinforce our brand image. Our products are designed to reflect the latest fashions and colors, and we seek to incorporate high-quality fabrics and construction as well as consistent fits and detailing. We have strategically located our design studio on 5th Avenue in New York City to ensure that our staff of over 50 designers are immersed in the heart of New York City’s fashion community and have easy access to inspiration from other high-fashion markets in Europe and abroad. We believe our dual offices in New York City, New York and Columbus, Ohio provide us a balanced design and merchandising perspective.

We develop four seasonal collections per year and then subdivide them so that we have monthly product introductions in our stores. The seasonal design process begins approximately 45 weeks in advance of store delivery with a collaborative planning effort among design, merchandising, and finance departments. Each season is carefully planned based on a number of inputs, including the sales from the previous year, recent fashion trends, and customer feedback. Over the course of the design process, the seasonal assortment is refined based on in-store tests and continual review of fashion trends. We engage in early season testing across all product categories and test approximately three-quarters of our merchandise in select stores before placing orders for our company-wide store base. In addition, our designers establish contingency plans in the event that a particular product performs differently than anticipated. We assess sales data on a weekly basis in order to make in-season inventory adjustments where possible, which allows us to respond to the latest trends. We utilize a broad base of manufacturers located throughout the world that we believe produce goods at the levels of quality that our customers demand and can supply products to us on a timely basis at competitive prices relative to our other providers. We conduct extensive post-season reviews of our products to identify areas in which our merchandising process can be improved. We believe that each of the components of our merchandising model helps us to maximize our sales and margins and reduce our inventory risk.

Sourcing

Our Sourcing Strategy

Our sourcing approach is focused on optimizing quality, speed of production, and cost of our merchandise and is a key element of our success. To accomplish this, we have established collaborative relationships with our third-party vendors and agents. We believe our sourcing strategy maximizes our speed to market and allows us to respond quickly to customers’ preferences. We have weekly calls with many of our vendors to optimize the use of fabric and supplies to meet the needs of our customers. We have the ability in our supply chain to place and receive orders within eight to twelve weeks. Additionally, we have the ability to track popular items, place refill orders, and re-stock merchandise at our distribution center within five to eight weeks.

Our Sourcing Methods

We do not own or operate any manufacturing facilities and, as a result, contract with third-party vendors for production of our merchandise. We purchase both apparel and accessories from importers, including through intermediaries and directly from manufacturers. Our relationships with our direct manufacturers are sometimes supported by intermediaries, who help coordinate our purchasing requirements with the factories. In exchange for a commission, these buying agents identify suitable vendors and coordinate our purchasing requirements with vendors by placing orders for merchandise on our behalf, ensuring the timely delivery of goods to us, obtaining samples of merchandise produced in factories, inspecting finished merchandise, and carrying out administrative communications on our behalf. One of the buying agents we work with is Mast. Our relationship with Mast is discussed in the section entitled “Certain Relationships and Related Party Transactions.”

We purchase the majority of our merchandise outside of the United States through arrangements with approximately 90 vendors utilizing approximately 325 foreign manufacturing facilities located throughout the world, primarily in Asia and Central and South America. Our top ten manufacturers, based on cost, supplied approximately 33% of our merchandise in 2010. Mast assisted us with the purchase of $430.0 million, $480.7 million, and $616.3 million of our goods in 2010, 2009, and 2008, respectively, representing 58%, 68%, and 76% of total goods purchased during those periods. Approximately 92% to 96% of the amounts paid to Mast consist of pass through costs for products sourced from manufacturers with whom we have a direct relationship. The remainder of the amounts paid to Mast relate to fees charged to us in their capacity as a buying agent. Our unit volumes, long-established vendor relationships, and knowledge of fabric and production costs, combined with a flexible, diversified sourcing base, enable us to buy high-quality, low cost goods. We source from approximately 25 countries and are not subject to long-term production contracts with any of our vendors, manufacturers or buying agents.

Quality Assurance and Compliance Monitoring

Regardless of the sourcing method used, each factory, subcontractor, supplier, and agent that manufactures our merchandise is required to adhere to our Code of Vendor Conduct, contained within our Master Sourcing Agreement. This is designed to ensure that each of our suppliers’ operations are conducted in a legal, ethical, and responsible manner. Our Code of Vendor Conduct requires that each of our suppliers operates in compliance with applicable wage, benefit, working hours, and other local laws. It also forbids the use of practices such as child labor or forced labor. We monitor compliance through the use of third parties who conduct regular factory audits.

Distribution

We centrally distribute finished products from third-party distribution centers in Columbus and Groveport, Ohio. The Columbus facility is approximately 381,000 square feet and is operated under a long-term logistics services agreement with Mast. This agreement is discussed in the section entitled “Certain Relationships and Related Party Transactions.” Virtually all of our merchandise is received, processed, warehoused, and distributed through the Columbus distribution facility. Merchandise is typically shipped to our stores and to the Groveport distribution facility via third-party delivery services multiple times per week, providing them with a steady flow of new inventory.

The third-party distribution facility in Groveport is used to fulfill all orders placed through our website. This facility is owned and operated by an affiliate of Golden Gate. Merchandise at this facility is received from our Columbus distribution facility and sent directly to customers via third-party delivery services. In the Fall of 2010, we transitioned our fulfillment operations to the facility in Groveport from a facility in Warren, Pennsylvania, which was also owned and operated by an affiliate of Golden Gate. We believe that this transition will provide several benefits, including faster replenishment of out-of-stock inventory, more efficient trucking lanes to our customers, reduced delivery costs, and ease of oversight and management of our third party provider due to its proximity to our home office in Columbus.

We believe our customer call center, order fulfillment, and distribution operations are designed to handle customer orders and distribute merchandise to stores in a customer-friendly, efficient, and cost-effective manner. We believe that these facilities are sufficient to accommodate our expected growth over the next several years.

For additional information on our third-party distribution relationships, see “Certain Relationships and Related Party Transactions.”

Our Stores

As of January 29, 2011, we operated 591 stores in 47 states throughout the United States, as well as in the District of Columbia and Puerto Rico, including 547 dual-gender stores, 25 women’s stores, and 19 men’s stores. Our retail stores are located in high-traffic shopping malls, lifestyle centers, and street locations. Over the last several years, we have actively consolidated our presence in most shopping centers into one dual-gender store from separate women’s and men’s stores. We believe this consolidation allows us to compete more effectively with other dual-gender specialty retailers and has significantly improved our productivity, contributing to an increase in net sales per gross square foot from $260 in 2001 to $346 in 2010.

Our average retail store is approximately 8,700 gross square feet and generates approximately $2.9 million per year in sales. The first table below indicates certain historical information regarding the number of stores by type of location, total gross square footage (which includes retail selling, storage, and back-office space) of all stores, and average gross square footage of our stores as of the end of the fiscal year indicated. The second table below indicates certain historical information regarding the number of women’s stores, men’s stores, and dual-gender stores as of the end of the period indicated.

	2006	2007	2008	2009	2010
Mall	551	490	480	473	485
Lifestyle Center	69	68	74	75	76
Street/Other *	38	29	27	25	30

Total	658	587	581	573	591

Total gross square footage (in thousands)	5,777	5,142	5,032	4,995	5,128

Average gross square footage per store	8,780	8,760	8,661	8,716	8,677

Women’s stores	195	67	42	29	25
Men’s stores	69	34	26	19	19
Dual-gender stores	394	486	513	525	547

Total stores	658	587	581	573	591

Percentage of total stores that are dual-gender stores	60%	83%	88%	92%	93%

*	Other includes downtown and outlet stores.

Store Locations

The following store list shows the number of stores we operated as of January 29, 2011 in the United States and Puerto Rico:

Location	Count
Alabama	9
Arizona	8
Arkansas	2
California	71
Colorado	11
Connecticut	9
Delaware	3
District of Columbia	2
Florida	43
Georgia	18
Hawaii	1
Idaho	1
Illinois	32
Indiana	11
Iowa	8
Kansas	4
Kentucky	5

Location	Count
Louisiana	7
Maine	2
Maryland	9
Massachusetts	19
Michigan	20
Minnesota	14
Mississippi	2
Missouri	11
Nebraska	3
Nevada	7
New Hampshire	4
New Jersey	21
New Mexico	3
New York	41
North Carolina	15
North Dakota	1
Ohio	20

Location	Count
Oklahoma	5
Oregon	4
Pennsylvania	26
Puerto Rico	2
Rhode Island	3
South Carolina	9
South Dakota	1
Tennessee	11
Texas	52
Utah	5
Vermont	1
Virginia	19
Washington	7
West Virginia	1
Wisconsin	8

Total	591

Store Design and Environment

We design our stores to create a distinctive and engaging shopping environment that we believe resonates with our customers. Our stores feature a vibrant and youthful look, bright signage, and popular music. Our stores are constructed and finished to allow us to efficiently shift merchandise displays throughout the year as seasons dictate. We plan to introduce a new store design consistent with our design philosophy in two new stores scheduled to open in July 2011. To further enhance our customers’ experience, we seek to attract enthusiastic store associates who are knowledgeable about our products and able to offer superior customer service and expertise. We believe that our store atmosphere enhances our brand as a provider of the latest fashions.

North American Store Growth

Now that we have largely completed our transition to a dual-gender store base, we plan to open an average of 30 new stores per year in the United States and Canada in each of the next five years. Our new store strategy is to open stores of the similar size, location type, and productivity as in our current fleet. Our average net investment to open a new store during the last three years was approximately $0.6 million.

We intend to focus on opening stores in high-traffic malls, lifestyle centers, and street locations. We plan to utilize our in-house real estate team to identify attractive locations, negotiate leases, and manage the construction costs for our new stores. In selecting shopping centers in which to locate a new store, we target locations with demographics that resemble those of our current locations, including a large 18 to 30 year old customer base, and favorable lease terms. We generally seek to locate our stores in malls in which similar fashion retailers have performed well. Within the shopping centers in which we seek to locate stores, we target locations in high-traffic areas of the shopping center and near other popular retailers that cater to our customers. We also focus on evaluating the market and mall-specific competitive environment for potential new store locations. We seek to diversify our store locations regionally and by caliber of mall. We have currently identified approximately 300 potential sites for new stores with appropriate market characteristics.

International Stores

In 2009, we entered into the Development Agreement in the Middle East with Alshaya under which Alshaya constructs and operates Express stores, and we charge a royalty percentage based on monthly sales volume. As of January 29, 2011, Alshaya operated seven Express stores located in Saudi Arabia, Kuwait, and the United Arab Emirates under this Development Agreement. Beyond North America, we intend to continue to pursue development agreements to expand our global presence in the Middle East and other select regions internationally. We believe that partnering with companies and individuals who have significant experience and proven success in the target country is to our advantage because it allows us to leverage our partners’ knowledge of local markets to improve our probability of success and reduce capital investment and risk.

Properties

We do not own any real property. Our 197,000 square foot principal executive office and 381,000 square foot distribution facility are located in Columbus, Ohio and are leased from Limited Brands. Our Columbus, Ohio distribution facility is also operated by Limited Brands. Our lease for both facilities expires in 2016. See “Certain Relationships and Related Party Transactions—Golden Gate Acquisition—Logistics Services Agreement.” We also lease office space for our design and merchandising functions in New York City at 111 Fifth Avenue under a lease agreement that expires in July 2014.

All of our stores are leased from third parties, including three subleases from Limited Brands, and the leases typically have terms of ten years with options to renew for additional multi-year periods thereafter. Some of our leases have early cancellation clauses, which permit the lease to be terminated by us or the landlord if certain sales levels are not met in specific periods or if a shopping center does not meet specified occupancy standards. In addition to future minimum lease payments, most of our store leases provide for additional rental payments based on a percentage of net sales if sales at the respective stores exceed specified levels, as well as the payment of common area maintenance charges, real property insurance and real estate taxes. Many of our lease agreements have defined escalating rent provisions over the initial term and any extensions.

We may from time to time lease new facilities or vacate existing facilities as our operations require, including in connection with opening new stores.

Internet Website

Since July 2008, customers have been able to purchase our merchandise over the Internet at our website, express.com. In 2010, our e-commerce sales increased 60% relative to 2009, but still only represented approximately 8% of our net sales in 2010. In 2009, our e-commerce sales increased 231% relative to 2008, but still only represented approximately 5% of our net sales in 2009. We design and operate our website using an in-house technical staff. Our website emphasizes simplicity and ease of customer use while integrating the Express brand’s fashion-oriented imagery used in our stores. We update our website periodically throughout the day to accurately reflect product availability and to determine where on the website a particular product generates the best sales. In addition to selling regular merchandise on our website, we also use our website as a means to sell marked-down merchandise as well as sizes not available in stores.

Store Management and Training

We believe that our store managers and associates are key to our success. Each of our retail stores is led by a store manager and, depending on the volume of the store, one or two co-managers as well as part-time management associates. We believe that our managers and associates are committed to our customers and are passionate about our brand. On average, our store managers have been with Express for seven years. The number of store associates we employ generally increases during the early Fall and holiday seasons, and will increase to the extent that we open new stores.

We empower our managers and associates to deliver a superior shopping experience through training, fostering a culture of accountability, and providing them with sales data that helps them to optimize their own store. While general guidelines for our merchandise assortments, store layouts, and in-store visuals are provided by our home office, we give our store managers and district managers substantial discretion to tailor their stores to the individual market and empower them to make store-level business decisions. Our comprehensive training programs are offered at the store, regional, and national levels. Our programs allow managers from all geographic locations to interact with each other and exchange ideas to better operate stores. Our regional, district, and store managers are compensated, in part, based on the sales volume of the store or stores they manage. Through our training, evaluation, and incentive programs, we seek to enhance the productivity of our store associates. Our store associates receive extensive training from their managers to improve their product expertise and selling skills. We evaluate our store associates on measures such as sales per associate hour, items per transaction, and dollars per transaction to ensure consistent productivity, to reward top performers, and to identify potential training opportunities. We bring our top managers to a conference each year in order to reward them for their performance and provide them with additional management training.

Marketing and Brand Building

We use a variety of marketing vehicles to increase customer traffic and build brand loyalty. These include direct mail offers, e-mail communications, magazine and in-store promotions, web-based banner and search advertising, and social networking sites, such as Facebook and Twitter. We use our proprietary database to tailor our marketing efforts to our customers. In 2010, we began testing new media channels, including television and national print advertising campaigns to increase our exposure to customers in order to increase our brand recognition and value.

The success of our products also results in frequent placement and promotion of our products and brand in the mainstream media, including editorial print and television credits. We have an in-house public relations team that actively works to expose our products by encouraging celebrities to wear our fashions and regularly receive press coverage of our products as a result of celebrities who wear Express clothing. In 2010, Express was referenced in a number of editorial and television credits through outlets such as Lucky, Cosmopolitan, Glamour, Elle, Marie Claire, InStyle, GQ, and Vogue. We believe such references reinforce our brand image.

We offer a private-label credit card through an agreement with World Financial Network National Bank (“WFNNB”) under which WFNNB owns the credit card accounts and Alliance Data Systems Corporation provides services to our private-label credit card customers. All of our proprietary credit cards carry the Express logo. We believe that our credit card rewards program encourages frequent store and website visits and promotes multiple-item purchases, thereby cultivating customer loyalty to the Express brand, which results in increased sales.

Management Information Systems

Our management information systems provide a full range of business process support and information to our store, merchandising, financial, and real estate business teams. We believe the combination of our business processes and systems provides us with improved operational efficiencies, scalability, increased management control, and timely reporting that allow us to identify and respond to trends in our business. We utilize a combination of customized and industry standard software systems to provide various functions related to:

•	point-of-sale;

•	inventory management;

•	design;

•	planning and allocation; and

•	financial reporting.

We believe our management information systems benefit us through enhanced customer service, more efficient operations, and increased control over our business.

Over the last few years, we have been transitioning to stand-alone information technology platforms from sharing many parts of our information systems and hardware with our former parent, Limited Brands. We completed our transition in the second quarter of 2010.

Competition

The specialty apparel retail market is highly competitive. We compete primarily with other specialty retailers, higher-end department stores, and Internet businesses that engage in the retail sale of women’s and men’s apparel, accessories, and similar merchandise targeting 18 to 30 year old customers. We believe the principal bases upon which we compete are design, quality, price, and customer service. We believe that our primary competitive advantages are consumer recognition of the Express brand name, strong real estate locations and a passionate employee sales force that creates a customer focused shopping experience. We believe that we also differentiate ourselves from competitors on the basis of our consistent look by our in-house product design team, our ability to offer a balanced assortment of core styles and the latest fashions, our focus on the quality of our product offerings and the attractive value we offer to our customers.

Our success also depends in substantial part on our ability to originate and define product and fashion trends so that we can anticipate, gauge, and react to changing consumer demands on a timely basis. While we do not believe that any retailer directly competes with us on all of these attributes, the sale of apparel and accessories through retail stores and e-commerce channels is a highly competitive business with numerous competitors that may sell similar products, including individual and chain stores, department stores, and discount retailers. Further, we may face new competitors and increased competition from existing competitors as we expand into new markets and increase our presence in existing markets.

Intellectual Property

The Express trademark and certain variations thereon, such as Express Fashion, are registered or are subject to pending trademark applications with the United States Patent and Trademark Office and/or with the registries of many foreign countries. In addition, we own domain names, including express.com, for our primary trademarks. We believe our material trademarks have significant value, and we vigorously protect them against infringement.

Regulation and Legislation

We are subject to labor and employment laws, including minimum wage requirements, laws governing advertising and promotions, privacy laws, safety regulations, and other laws, such as consumer protection regulations that govern product standards and regulations with respect to the operation of our stores and warehouse facilities. We monitor changes in these laws and believe that we are in material compliance with applicable laws.

A substantial portion of our products are manufactured outside the United States. These products are imported and are subject to United States customs laws, which impose tariffs as well as import quota restrictions for textiles and apparel. Some of our imported products are eligible for duty-advantaged programs. While importation of goods from foreign countries from which we buy our products may be subject to embargo by United States customs authorities if shipments exceed quota limits, we closely monitor import quotas and believe we have a diversified sourcing network to allow us to efficiently shift production to factories located in countries with a similar manufacturing base if necessary.

Employees

We currently have over 16,000 employees of which approximately 600 employees are based at our corporate headquarters in either Columbus or New York City, approximately 100 are employed as regional or district managers in the field, approximately 1,500 serve as store managers or co-managers, and approximately 13,000 are sales associates located in our stores. None of our employees are represented by a union, and we have had no labor-related work stoppages. We believe our relations with our employees are good.

Seasonality

Our business is seasonal and, historically, we have realized a higher portion of our net sales and net income in the third and fourth quarters due primarily to early Fall selling patterns as well as the impact of the holiday season. In 2010, approximately 56% of our net sales were generated in the Fall season (third and fourth quarters), while approximately 44% were generated in the Spring season (first and second quarters). Cash needs are typically higher in the first and third quarters due to inventory-related working capital requirements for early Fall and holiday selling periods. Our business is also subject, at certain times, to calendar shifts, which may occur during key selling periods close to holidays such as Easter, Thanksgiving, and Christmas and regional fluctuations for events such as sales tax holidays.

Legal Proceedings

In addition to the matter described below, we are subject to various other legal claims and proceedings which arise in the ordinary course of our business, including employment related claims, involving routine claims incidental to our business. Although the outcome of these routine claims cannot be predicted with certainty, we do not believe that the ultimate resolution of these claims will have a material adverse effect on our results of operations, financial condition or cash flows.

In February 2009, Express, LLC was named as a defendant in a purported class action lawsuit in a complaint filed in the Superior Court of California in the County of Santa Clara. The complaint alleges claims concerning the failure by Express, LLC to provide meal and rest periods to its employees and various related claims. To avoid the expense and uncertainty of further litigation with respect to this matter, on January 11, 2011, we reached a settlement in principle to resolve all claims of plaintiff and other similarly situated class members that were asserted or could have been asserted based on the factual allegations in the final amended complaint for this case. The parties are currently negotiating the terms of the settlement agreement which will be subject to court approval. Under the terms of the proposed settlement, we will make up to a total of $4.0 million available to pay (i) current California employees who worked during the period commencing January 1, 2007 and ending on the date the court gives preliminary approval for the settlement, or May 15, 2011, whichever is earlier, (ii) former California employees who worked during the class period and submit valid claims, and (iii) certain legal fees and expenses on behalf of the plaintiff and the class. After deducting legal fees and expenses from the $4.0 settlement amount, the proposed settlement will require us to pay at least 55% of the remaining amount to class members, irrespective of how many valid claims are submitted. Our Consolidated Balance Sheet as of January 29, 2011 includes a reserve for our best estimate of the amount we will be required to pay under the terms of the proposed settlement. If the parties cannot agree on the terms of the settlement agreement, the settlement is not approved by the court, we elect to revoke the settlement due to 5% or more of the class electing to opt-out of the settlement, or the number of former employees submitting valid claims differs from our expectations, then the amount of the reserve may increase or decrease. The amount of any such change may be material to our results of operations or financial condition.

MANAGEMENT

Below is a list of the names and ages, as of March 11, 2011, of our directors and executive officers and a brief account of the business experience of each of them.

Name	Age	Position
Michael A. Weiss	69	President and Chief Executive Officer, Director
Matthew C. Moellering	44	Executive Vice President—Chief Administrative Officer, Chief Financial Officer, Treasurer and Secretary
Colin Campbell	51	Executive Vice President—Sourcing and Production
Lisa A. Gavales	47	Executive Vice President—Chief Marketing Officer
Fran Horowitz-Bonadies	47	Executive Vice President—Women’s Merchandising and Design
David G. Kornberg	43	Executive Vice President—Men’s Merchandising and Design
John J. (“Jack”) Rafferty	58	Executive Vice President—Planning and Allocation
Jeanne L. St. Pierre	51	Executive Vice President—Stores
Douglas H. Tilson	53	Executive Vice President—Real Estate
Elliott R. Tobias	50	Executive Vice President—Human Resources
Michael F. Devine, III	52	Director
David C. Dominik	54	Director
Stefan L. Kaluzny	44	Chairman of the Board
Mylle H. Mangum	62	Director

Executive Officers

Michael A. Weiss has served as our President and Chief Executive Officer and a member of our board of directors since returning to our company in July 2007. From 2004 to July 2007 he was retired, but returned to our company in connection with the Golden Gate Acquisition. He previously served as our President and Chief Executive Officer from 1997 to 2004. Prior to that, he served as the Vice Chairman of Limited Brands from 1993 to 1997. He served as our President from 1982 to 1993 and prior to that served with Express when it was founded, starting as a merchandise manager for what was then an eight store experimental division of Limited Brands. In addition to his prior service as a director at Borders Group, Inc., Chico’s FAS, Inc. and Pacific Sunwear of California Inc., Mr. Weiss currently serves as a director at Collective Brands, Inc., a position he has held since 2005, and is a member of its Compensation, Nominating and Governance Committee. As a result of these and other professional experiences, Mr. Weiss possesses particular knowledge and experience in retail and merchandising; branded apparel and consumer goods; and leadership of complex organizations that strengthen the board’s collective qualifications, skills and experience.

Matthew C. Moellering has served as our Executive Vice President, Chief Administrative Officer, Chief Financial Officer, Treasurer and Secretary since October 2009. Prior to that, he served as our Senior Vice President, Chief Financial Officer, Treasurer and Secretary from July 2007 to October 2009 and our Vice President of Finance from September 2006 to July 2007. Prior to that, he served in various roles with Limited Brands from February 2003 to September 2006, most recently as Vice President of Financial Planning. He started with Limited Brands as a Finance Director from 2003 until 2004. Prior to that, Mr. Moellering served in various roles with Procter and Gamble where he was employed from July 1995 until February 2003 and prior to that as an officer in the United States Army.

Colin Campbell has served as our Executive Vice President of Sourcing and Production since June 2005. Prior to that, from March 1997 to June 2005, Mr. Campbell held a number of leadership positions for various divisions of Limited Brands including Cacique and Limited Stores and was an Executive Vice President of Western Hemisphere Operations at Mast from 2003 to 2005. Prior to that, from 1985 to 1997, Mr. Campbell was Vice President of Operations for the dress division of Liz Claiborne. He has also worked in production leadership positions with Bentwood Brothers LTD in England and Daks-Simpson LTD in Scotland.

Lisa A. Gavales has served as our Executive Vice President and Chief Marketing Officer since January 2008. Prior to that, she worked with Bloomingdale’s for 13 years in a number of merchandising and marketing roles, most recently as Senior Vice President of Marketing from 2000 to 2007. Ms. Gavales has also worked as a management consultant for Pricewaterhouse and Habberstad International. She began her career in the training program at R. H. Macy’s & Co.

Fran Horowitz-Bonadies has served as our Executive Vice President of Women’s Merchandising and Design since December 2007. Prior to that, she served as our Senior Vice President and General Merchandise Manager from December 2005 to December 2007. Prior to that, she served as our Vice President and Merchandise Manager from March 2005 to December 2005. Prior to that, she worked at Bloomingdale’s for 13 years in various merchandising roles. Ms. Horowitz-Bonadies also worked early in her career in buying positions at Bergdorf Goodman, Bonwit Teller and Saks Fifth Avenue.

David G. Kornberg has served as our Executive Vice President of Men’s Merchandising and Design since December 2007. He served as our Senior Vice President and General Merchandise Manager from 2005 to December 2007. Prior to that, he was a Vice President of Business Development with Disney Stores. Mr. Kornberg spent the first ten years of his career with Marks & Spencer PLC in the United Kingdom.

John J. (“Jack”) Rafferty has served as our Executive Vice President of Planning and Allocation since 1999 after joining Express as Vice President of Planning and Allocation in 1998. Prior to Express, Mr. Rafferty held a number of planning and allocation leadership roles with Limited Brands. These roles include Vice President of Planning and Allocation for Lerner from 1990 to 1998, Vice President of Lane Bryant from 1988 until 1990 and Director of Planning and Allocation for Sizes Unlimited from 1984 to 1986. Mr. Rafferty started his career in various planning and allocation roles with Korvettes, Casual Corner and Brooks Fashion.

Jeanne L. St. Pierre has served as our Executive Vice President of Stores since March 2004. Prior to that, she was the Zone Vice President for Bath & Body Works from November 1998 until March 2004. Prior to that, she served as both a Regional Vice President and a District Manager with Ann Taylor. Ms. St. Pierre was also a District Manager for Abercrombie & Fitch, a Training Store Manager for Talbots and an Allocator for Express earlier in her career.

Douglas H. Tilson has served as our Executive Vice President of Real Estate since October 2009. Prior to that, he served as our Senior Vice President of Real Estate from October 2007 to October 2009. Prior to that, he was with Steiner & Associates as Senior Vice President of Leasing from April 2005 until October 2007. Prior to that, Mr. Tilson was Senior Vice President of Real Estate for Tween Brands from July 1999 until April 2005 and served in a number of senior Real Estate positions with Limited Brands from January 1987 until July 1999. Prior to that he was a labor attorney with the Columbus, Ohio-based law firm Porter, Wright, Morris & Arthur LLP from June 1984 until January 1987.

Elliott R. Tobias has served as our Executive Vice President of Human Resources since October 2009. He joined Express as our head of Human Resources in March 2006 and was promoted to Senior Vice President in March 2007. Prior to that, Mr. Tobias held numerous human resources leadership roles with Limited Brands from October 2001 to March 2006 and with Macy’s Department Stores from November 1986 to October 2001. Prior to that, Mr. Tobias started his career in human resources in various roles with Modell’s Sporting Goods and Fortunoff’s.

Directors

As a nationally recognized specialty retail apparel brand in the United States, we believe our board of directors should be composed of individuals with sophistication and experience in many substantive areas that impact our business. We believe experience, qualifications, or skills in the following areas are most important: retail merchandising; marketing and advertising; apparel and consumer goods; manufacturing, sales and distribution; accounting, finance, and capital structure; strategic planning and leadership of complex organizations; legal/regulatory and government affairs; people management; and board practices of other major corporations. We believe that all our current board members possess the professional and personal qualifications necessary for board service, and have highlighted particularly noteworthy attributes for each board member in the individual biographies below, or above in the case of Mr. Weiss.

Michael F. Devine, III has served as a member of our board of directors since May 2010. Mr. Devine was appointed Senior Vice President and Chief Financial Officer of Coach in December 2001 and Executive Vice President in August 2007. Mr. Devine will retire from Coach in August 2011. Prior to joining Coach, Mr. Devine served as Chief Financial Officer and Vice President—Finance of Mothers Work, Inc. (now known as Destination Maternity Corporation) from February 2000 until November 2001. From 1997 to 2000, Mr. Devine was Chief Financial Officer of Strategic Distribution, Inc. Prior to that, Mr. Devine was Chief Financial Officer at Industrial System Associates, Inc. from 1995 to 1997, and for the prior six years he was the Director of Finance and Distribution for McMaster-Carr Supply Co. He also serves as a member of the Board of Directors of NutriSystem, Inc. and Deckers, Inc. Mr. Devine holds a B.S. in Finance and Marketing from Boston College and an M.B.A. in Finance from the Wharton School of the University of Pennsylvania. As a result of these and other professional experiences, Mr. Devine possesses particular knowledge and experience in retail merchandising; accounting, finance, and capital structure; strategic planning and leadership of complex organizations; and board practices of other major corporations that strengthen the board’s collective qualifications, skills and experience.

David C. Dominik has served as a member of our board of directors since July 2007. Mr. Dominik has been a Managing Director of Golden Gate Capital since 2000, when he co-founded the firm. Mr. Dominik previously spent ten years as a Managing Director at Bain Capital. Mr. Dominik managed Information Partners, a specialized fund within Bain Capital, that focused on opportunities in the information services and software markets and also served on the investment committee of Brookside, Bain Capital’s public equity hedge fund. Mr. Dominik has a J.D. from Harvard Law School and an A.B. from Harvard College. Mr. Dominik is also a member of the board of directors of Infor Global Solutions, Aspect Communications, Lantiq, Escalate Retail and Orchard Brands. As a result of these and other professional experiences, Mr. Dominik possesses particular knowledge and experience in accounting, finance, and capital structure; strategic planning and leadership of complex organizations; and board practices of other major corporations that strengthen the board’s collective qualifications, skills and experience.

Stefan L. Kaluzny has served as a member of our board of directors since July 2007, and is currently Chairman of the Board. Mr. Kaluzny is co-founder and Managing Director of Sycamore Partners, a New York based private equity firm. Prior to founding Sycamore Partners, Mr. Kaluzny was a Managing Director of Golden Gate Capital. He was with Golden Gate Capital since its inception in 2000 until January 2011. Prior to Golden Gate Capital, Mr. Kaluzny was co-founder and CEO of Delray Farms, a Hispanic specialty food company. Mr. Kaluzny has also held positions at consulting firms Bain & Company and LEK. He has an M.B.A. from Harvard Business School (Baker Scholar) and a B.A. from Yale University. Mr. Kaluzny serves on the Yale University Investment Committee. In addition to his prior service as a director of Apogee Retail, Eddie Bauer, Herbalife, J. Jill, Lexicon Marketing, On The Border Mexican Grill & Cantina, and Romano’s Macaroni Grill, Mr. Kaluzny currently serves as a director at each of Orchard Brands and Zale Corporation. As a result of these and other professional experiences, Mr. Kaluzny possesses particular knowledge and experience in retail merchandising; accounting, finance, and capital structure; strategic planning and leadership of complex organizations; and board practices of other major corporations that strengthen the board’s collective qualifications, skills and experience.

Mylle H. Mangum has served as a member of our board of directors since August 2010. Ms. Mangum has served as Chief Executive Officer of IBT Enterprises, LLC (formerly International Banking Technologies) since October 2003 and has also served as Chairman and CEO of IBT Holdings since July 2007. Prior to this, Ms. Mangum served as Chief Executive Officer of True Marketing Services, LLC since July 2002. She served as Chief Executive Officer of MMS Incentives, Inc. from 1999 to 2002. From 1997 to 1999 she served as President-Global Payment Systems and Senior Vice President-Expense Management and Strategic Planning for Carlson Wagonlit Travel, Inc. From 1992 to 1997 she served as Executive Vice President-Strategic Management for

Holiday Inn Worldwide. Ms. Mangum was previously employed with BellSouth Corporation as Director-Corporate Planning and Development from 1986 to 1992, and President of BellSouth International from 1985 to 1986. Prior to that she was with General Electric. Ms. Mangum served as a Director of Emageon, Inc. from June 2004 to April 2009, Scientific-Atlanta, Inc. from November 1993 to February 2006 and Respironics, Inc. from May 2004 to March 2008. She is currently a Director of Barnes Group Inc. since December 2002, Haverty Furniture Companies, Inc. since May 1999, Decatur First Bank, a privately-held company, since May 2007, and Collective Brands, Inc. since 1997. As a result of these and other professional experiences, Ms. Mangum possesses particular knowledge and experience in retail, merchandising, marketing, strategy, technology, supply chain, logistics, international business, accounting, finance, compliance with internal controls and multi-division general management experience that strengthen the board’s collective qualifications, skills and experience.

Family Relationships

There are no family relationships between any of our executive officers or directors.

Corporate Governance

Board Composition

Our certificate of incorporation provides that, subject to any rights applicable to any then outstanding preferred stock, our board of directors shall consist of such number of directors as determined from time to time by resolution adopted by a majority of the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships. Our board of directors currently consists of five seats. Subject to any rights applicable to any then outstanding preferred stock, any additional directorships resulting from an increase in the number of directors may only be filled by the directors then in office unless otherwise required by law or by a resolution passed by the board of directors. The term of office for each director will be until his or her successor is elected at our annual meeting or his or her death, resignation or removal, whichever is earliest to occur. Stockholders will elect directors each year at our annual meeting.

Our board of directors is divided into three classes, with each director serving a three-year term, and one class being elected at each year’s annual meeting of stockholders. Mr. Dominik is a Class I director with an initial term expiring in 2011. Mr. Devine and Ms. Mangum are Class II directors with an initial term expiring in 2012. Mr. Kaluzny and Mr. Weiss are Class III directors with an initial term expiring in 2013. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. Our board of directors has affirmatively determined that Mr. Devine, Mr. Kaluzny and Ms. Mangum are “independent directors,” as defined under the rules of the NYSE.

In connection with the Reorganization, our company, Golden Gate and Limited Brands entered into a new Stockholders Agreement that provides, among other things, for board nomination rights. Pursuant to the Stockholders Agreement, Golden Gate has the right to nominate (1) three directors to our board of directors, so long as Golden Gate holds at least 50% of the number of shares of our common stock held by Golden Gate immediately prior to the completion of the IPO, and (2) two directors, so long as Golden Gate holds at least 25% of the number of shares of our common stock held by Golden Gate immediately prior to the completion of the IPO. Limited Brands has the right to nominate (1) two directors to our board of directors, so long as Limited Brands holds at least 50% of the number of shares of our common stock held by Limited Brands immediately prior to the completion of the IPO, and (2) one director, so long as Limited Brands holds at least 25% of the number of shares of our common stock held by Limited Brands immediately prior to the completion of the IPO. The Stockholders Agreement requires Golden Gate and Limited Brands to vote their shares of common stock in favor of those persons nominated pursuant to rights under the Stockholders Agreement. Prior to the completion of this offering, Golden Gate and Limited Brands, acting together, are able to control the election of a majority of our directors.

As a result, we are a “controlled company” under the NYSE corporate governance standards prior to the completion of this offering. As a controlled company, exemptions under the standards free us from the obligation to comply with certain corporate governance requirements, including the requirements:

•	that we have a compensation committee or nominating and corporate governance committee;

•	that a majority of our board of directors consists of “independent directors,” as defined under the rules of the NYSE;

•

that any compensation committee or nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	for an annual performance evaluation of our committees.

Following the consummation of this offering, we will no longer qualify as a “controlled company” under the NYSE corporate governance standards. As a result, we will be required to comply with the NYSE corporate governance standards as follows:

•	we must have a majority of independent directors within one year of the consummation of this offering;

•	we must post the charter of our Compensation and Governance Committee on our website by the date on which this offering is consummated; and

•

we must have at least one independent director on our Compensation and Governance Committee by the date on which this offering closes, at least a majority of independent members on such committee within 90 days of the consummation of this offering and such committee must be entirely composed of independent directors within one year of the consummation of this offering.

We currently comply with the first and second of these requirements, and our Compensation and Governance Committee is currently composed of a majority of independent directors. We intend for such committee to be composed entirely of independent directors within the required time frame.

Board Leadership Structure

Our board of directors currently consists of five directors, including our President and Chief Executive Officer. Our board has two standing committees—Audit Committee and Compensation and Governance Committee—each with a director serving as committee chair. Each of these committees reports to the board of directors as they deem appropriate, and as the board of directors may request.

With respect to the roles of Chairman of the Board and Chief Executive Officer, our Corporate Governance Guidelines provide that the roles may be separated or combined, and the board of directors exercises its discretion in combining or separating these positions as it deems appropriate in light of prevailing circumstances. Our board of directors believes that the combination or separation of these positions should continue to be considered as part of the succession planning process. Currently the roles are separated, with Mr. Kaluzny serving as Chairman. Our Corporate Governance Guidelines provide the flexibility for our board to modify our leadership structure in the future as appropriate. We believe that Express, like many U.S. companies, is well-served by this flexible leadership structure.

Board Committees

Our board of directors currently has an Audit Committee and a Compensation and Governance Committee. The composition, duties and responsibilities of these committees are as set forth below. In the future, our board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Board Member	Audit Committee	Compensation and Governance Committee
Michael F. Devine, III	X (Chair)	—
David C. Dominik	—	X
Stefan L. Kaluzny	X	X (Chair)
Mylle H. Mangum	X	X
Michael A. Weiss	—	—

Audit Committee

The Audit Committee is responsible for, among other matters: (1) appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm; (2) discussing with our independent registered public accounting firm their independence from management; (3) reviewing with our independent registered public accounting firm the scope and results of their audit; (4) approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm; (5) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (6) reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; (7) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; (8) reviewing and approving related person transactions; and (9) overseeing our enterprise risk management program.

Our Audit Committee consists of Mr. Devine, Mr. Kaluzny and Ms. Mangum. Our board of directors has affirmatively determined that Mr. Devine, Mr. Kaluzny and Ms. Mangum meet the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and the NYSE rules. In addition, our board of directors has determined that Mr. Devine qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. The Audit Committee charter is available on our corporate website at express.com. Our website is not part of this prospectus.

Compensation and Governance Committee

The Compensation and Governance Committee is responsible for, among other matters: (1) reviewing key employee compensation goals, policies, plans and programs; (2) reviewing and approving the compensation of our directors, chief executive officer and other executive officers; (3) reviewing and approving employment agreements and other similar arrangements between us and our executive officers; (4) administration of stock plans and other incentive compensation plans; (5) identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; (6) overseeing the organization of our board of directors to discharge the board’s duties and responsibilities properly and efficiently; (7) identifying best practices and recommending corporate governance principles; and (8) developing and recommending to our board of directors a set of corporate governance guidelines and principles applicable to us.

Our Compensation and Governance Committee consists of Mr. Dominik, Mr. Kaluzny and Ms. Mangum. Prior to the closing of this offering, we have relied on the controlled company exemption under the rules of the NYSE and are exempted from the requirement that our Compensation and Governance Committee be composed entirely of independent directors. Our board of directors has affirmatively determined that Mr. Kaluzny and Ms. Mangum meet the definition of “independent director” for purposes of serving on the Compensation and Governance Committee under the NYSE rules, and we intend to have an entirely independent Compensation and

Governance Committee within the required time period. The Compensation and Governance Committee charter is available on our corporate website at express.com. Our website is not part of this prospectus.

Risk Oversight

Our board of directors, with the assistance of the Audit Committee and other board committees, reviews and oversees our enterprise risk management (“ERM”) program, which is an enterprise-wide program designed to enable effective and efficient identification and management of critical enterprise risks and to facilitate the incorporation of risk considerations into decision making. The ERM program was established to clearly define risk management roles and responsibilities, bring together senior management to discuss risk, promote visibility and constructive dialogue around risk at the senior management and board of directors levels, and facilitate and drive appropriate risk response strategies. Under the ERM program, management develops a holistic portfolio of enterprise risks. Management then develops risk response plans for risks categorized as needing management focus and response and monitors other identified risk focus areas. Management provides regular reports on the risk portfolio and risk response and monitoring efforts to senior management and to the Audit Committee.

The Audit Committee oversees management’s implementation of the ERM program, including reviewing our enterprise risk portfolio and evaluating management’s approach to addressing identified risks. While the Audit Committee has primary oversight responsibility for the risk assessment and management process, various other committees of the board of directors also have responsibility for oversight of risk management. For example, the Compensation and Governance Committee considers the risks associated with our compensation policies and practices and governance structure and processes. The board of directors is kept informed of its committees’ risk oversight and related activities primarily through reports of the committee chairs to the full board of directors. In addition, the Audit Committee escalates issues relating to risk oversight to the board of directors as appropriate so that the board of directors is appropriately informed of developments that could affect our risk profile or other aspects of our business. Our board of directors also considers specific risk topics in connection with strategic planning and other matters.

Compensation Committee Interlocks and Insider Participation

Our current Compensation and Governance Committee consists of Mr. Dominik, Mr. Kaluzny and Ms. Mangum. During fiscal 2010, Mr. Dominik, Mr. Kaluzny, Ms. Mangum and Timothy J. Faber were members of either the Compensation and Governance Committee or its predecessor, the Compensation Committee of the board of managers of Express Parent. Neither Mr. Dominik, Mr. Kaluzny, Ms. Mangum nor Mr. Faber is an officer or employee, or former officer or employee, of us or any of our subsidiaries. Mr. Dominik is currently a Managing Director of Golden Gate and Mr. Kaluzny was a Managing Director of Golden Gate until he resigned in January 2011. Mr. Faber is Senior Vice President, Treasury, for Limited Brands and resigned as a director of Express on August 2, 2010. See “Certain Relationships and Related Party Transactions” for information on our arrangements with Golden Gate and Limited Brands.

No interlocking relationships exist between the members of our board of directors or compensation committee and the board of directors or compensation committee of any other company. However, Ms. Mangum and Mr. Weiss serve together on the Board of Directors of Collective Brands, Inc. as well as its Compensation, Nominating and Governance Committee.

Director Compensation

Non-employee directors who are not affiliated with Golden Gate or Limited Brands receive compensation for serving on our board of directors, which is designed to fairly compensate them for their board of directors responsibilities and align their interests with the long-term interests of our stockholders. Employee directors receive no additional compensation for serving on our board of directors. The form and amount of director compensation is determined by the Compensation and Governance Committee based upon recommendations from management. Management regularly reviews and compares our board of directors compensation to director compensation at peer companies that are also benchmarks for our executive compensation program.

Eligible non-employee directors are paid an annual retainer of $100,000. An additional $10,000 is paid annually for each committee on which a non-employee director serves and an additional $10,000 is paid annually for serving as the chairman of a committee other than the Audit Committee. The chairman of the Audit Committee is paid an additional $15,000 annually for serving in that capacity. All retainer fees are payable quarterly, as of the first business day of January, April, July and October. We do not pay additional fees for attending board or committee meetings.

Eligible non-employee directors also receive equity grants on an annual basis. In 2010, eligible non-employee directors received an initial 10,000 stock options at the time of their appointment. They also received 239 restricted stock units in December 2010 to equitably compensate them for the diminution in value of their stock options as a result of the Company’s special dividend paid in December 2010. The stock options have a ten year term and have a strike price equal to the closing stock price on the day prior to the grant date. The stock options and restricted stock units vest ratably on each of the first four anniversaries following the applicable stock option grant date. In February 2011, eligible non-employee directors were granted 5,500 restricted stock units which vest ratably on each of the first three anniversaries following the applicable date of grant. All directors receive reimbursement for reasonable out-of-pocket expenses incurred in connection with meetings of the board.

Fiscal Year 2010 Summary Compensation Table for Non-Employee Directors

Director(1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)(2)(3)	Option Awards ($)(2)(3)	All Other Compensation ($)	Total ($)
Michael F. Devine, III	$125,000	$4,402	$92,232	—	$221,634
Mylle H. Mangum	$90,000	$4,402	$92,012	—	$186,414

(1)	Mr. Devine and Ms. Mangum were the only directors on our board of directors in 2010 who received compensation.

(2)	Reflects the aggregate grant date fair value of restricted stock units and option awards, respectively. These values have been determined based on the assumptions and methodologies set forth Note 10 of our financial statements included elsewhere in this prospectus. These amounts do not represent the actual amounts paid to or received by the named director during 2010.

(3)	The aggregate outstanding restricted stock unit and option awards (whether or not exercisable in case of options) outstanding at January 29, 2011 are as follows:

	Restricted Stock Units	Options
Michael F. Devine, III	239	10,000
Mylle H. Mangum	239	10,000

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis (“CD&A”) describes the compensation arrangements we have with our Named Executive Officers (“NEOs”) as required under the rules of the SEC. The SEC rules require disclosure for our principal executive officer and our principal financial officer, regardless of compensation level, and our three most highly compensated executive officers in our last completed fiscal year, other than our principal executive officer and principal financial officer.

Our NEOs are:

Name	Position

Michael A. Weiss	President and Chief Executive Officer, Director

Matthew C. Moellering	Executive Vice President—Chief Administrative Officer, Chief Financial Officer, Treasurer and Secretary

Fran Horowitz-Bonadies	Executive Vice President—Women’s Merchandising and Design

John J. (“Jack”) Rafferty	Executive Vice President—Planning and Allocation

David G. Kornberg	Executive Vice President—Men’s Merchandising and Design

Executive Summary

Core Principles. We operate in a competitive and challenging industry. We believe that our executive compensation program should be designed to (1) attract, motivate, reward and retain superior executive officers with the skills necessary to successfully lead and manage our business, (2) achieve accountability for performance by linking annual cash incentive compensation to the achievement of measurable performance objectives and (3) align the interests of the executive officers and our stockholders through short- and long-term incentive compensation programs. Accordingly, the core principles that underlie our executive compensation program include pay for performance, pay competitively and pay equitably. A detailed description of these principles, which we seek to apply consistently for all executive officers, is included in this CD&A, and the following is a brief overview of each principle.

•

Pay for Performance. Our compensation program is designed to have a meaningful portion of a NEO’s actual pay linked to the company’s actual performance. We accomplish this utilizing “performance-based” pay programs like our seasonal cash incentive plan that is tied to key financial metrics of Express. In addition, a significant portion of total compensation is delivered in the form of equity-based award opportunities to directly link compensation with stockholder value.

•

Pay Competitively. We are committed to providing a total compensation program designed to retain our high-caliber performers and attract superior leaders to our company. To achieve this goal, we annually compare our pay practices and overall pay levels with our peer group when establishing our pay guidelines.

•

Pay Equitably. We believe that it is important to apply generally consistent guidelines for all executive officer compensation programs. In order to deliver equitable pay levels, the Compensation and Governance Committee (the “Committee”) considers the depth and scope of accountability, complexity of responsibility, qualifications and executive performance, both individually and collectively as a team.

Compensation Approach. The Committee’s approach to our compensation program involves (a) independent decision-making, (b) utilizing peer group data to appropriately target compensation levels, and (c) following a consistent, rigorous target setting process. This approach is a key feature in ensuring that actual compensation and plan design are consistent with our core principles.

2010 Compensation in Review and Other Highlights of our Compensation Program.

•

2010 Pay for Performance. Express achieved strong financial results in 2010 and increased net sales by 11% to $1.9 billion, increased comparable sales by 10%, increased operating income by 57% to $199.3 million and paid a special dividend to stockholders of $0.56 per share in December. Express exceeded its targeted Adjusted EBITDA in Spring and Fall 2010 by $37 million and $18 million, respectively, resulting in maximum payouts for each NEO under our seasonal cash incentive plan. We believe that these results are driven primarily by our highly talented group of executives and employees and that our compensation program for the NEOs, based on the core principle of pay for performance, was instrumental in helping Express achieve these strong financial results.

•

Strengthened Alignment of Compensation Program with Core Compensation Principles. In addition to having a year of strong financial performance, as a result of our IPO, we felt it was necessary to re-evaluate our executive compensation program to ensure consistency with our core principles. Accordingly, we made several changes to the compensation of Michael Weiss, President & Chief Executive Officer (“CEO”), and Matthew Moellering, Executive Vice President, Chief Administrative Officer, Chief Financial Officer, Treasurer and Secretary (“CAO” or “CFO”), as discussed below, including increasing the percentage of total compensation that is performance-based.

•

Adopted Stock Ownership Guidelines. The Committee adopted mandatory stock ownership requirements to establish commonality of interest between management and stockholders. We believe these requirements, combined with certain elements of our overall compensation program, provide executive officers with appropriate incentives to create long-term value for stockholders while taking thoughtful and prudent risks to grow the value of Express.

•

Adopted a Longer Term Focus with Equity. After reviewing the prevailing equity granting practices within our peer group and the financial impact of granting a mixture of equity-based awards, the Committee approved utilizing a mixture of restricted stock units and non-qualified options for the annual equity grant in February 2011. This approach enhances the company’s ability to attract critical talent, establishes meaningful long-term incentives linking pay with performance and strengthens the company’s ability to retain talent by creating a significant barrier to exit the company using unvested equity.

•

NEOs Continue to have No Change in Control Benefits and No Excessive Post-Employment Benefits. Our NEOs are not entitled to enhanced benefits or additional compensation upon a change in control, and our equity plan and awards currently do not have automatic vesting provisions upon a change in control. In addition, our NEOs do not currently participate in or have account balances in any qualified or nonqualified defined benefit plans sponsored by Express.

•

Formalized a Compensation Peer Group. The Committee formalized a compensation peer group following our IPO in order to consistently benchmark ourselves against comparable companies to ensure that our NEO compensation is competitive in the marketplace.

Compensation and Governance Committee Review of Compensation

The Committee reviews compensation elements and amounts for NEOs on an annual basis, at the time of a promotion or other change in level of responsibilities, as well as when competitive circumstances or business needs may require. Although we do not currently use a third-party consultant to assist the Committee in its review of executive compensation, management worked closely with Hay Group in 2010 and sought their general advice and observations regarding our methodology, findings and recommendations, as well as general market trends.

Each year our Executive Vice President of Human Resources provides compensation data compiled from independent third-party executive compensation surveys, as well as other publicly available data from our peer group companies for executive compensation analysis purposes. The Committee reviews the compensation programs of these companies, including salary, bonus, short-term incentives and long-term incentives. Our “peer group” was formalized in 2010 following our IPO and is comprised of the following branded consumer retail companies:

Abercrombie & Fitch	Children’s Place Retail Stores	Liz Claiborne
Aeropostale	Coach	New York & Company
American Eagle Outfitters	Gap	Polo Ralph Lauren
Ann Taylor Stores	Guess?	Talbots
Charming Shoppes	Limited Brands	Urban Outfitters
Chico’s FAS

We believe this peer group is representative of the market in which we compete for talent. The size of the group has been established so as to provide sufficient benchmarking data across the range of senior positions in Express. Our peer group companies were chosen based on such factors as business focus, competition for executive talent, geographic proximity of corporate locations, and size of business. The Committee expects to evaluate whether companies should be added to or removed from our peer group companies on an annual basis.

Each season, the Committee considers input from our CEO and CFO when setting financial objectives for our incentive plans. Each year, in determining compensation, the Committee considers input from our CEO and other considerations mentioned in this CD&A, with the assistance of our Executive Vice President of Human Resources (for officers other than for themselves), regarding benchmarking and recommendations for base salary, annual incentive targets and other compensation awards.

The Committee gives significant weight to our CEO’s judgment when assessing each of the other officers’ performance and determining appropriate compensation levels and incentive awards. The Committee meets in executive session, without the CEO, to determine the compensation of the CEO.

The Committee recommends a compensation package that is consistent with our compensation philosophy strategically positioned above the median of the peer group. The Committee then discusses these recommendations with the CEO and the Executive Vice President of Human Resources and makes a recommendation to the board, which the board will consider and approve, if appropriate.

Pay-for-Performance Philosophy

A meaningful portion of the compensation of the NEOs consists of equity compensation and cash incentive compensation contingent upon the achievement of financial performance metrics. These two elements of executive compensation are aligned with the interests of our stockholders because the amount of compensation ultimately received will vary with the company’s financial performance. Equity compensation derives its value from our equity value, which is likely to fluctuate based on our financial performance. Payment of cash incentives is dependent on our achievement of pre-determined financial objectives.

Individuals in leadership roles are compensated based on a combination of total company and individual performance factors. Total company performance is evaluated primarily based on the degree to which pre-established financial objectives are met. Individual performance is evaluated based upon several individualized leadership factors, including:

•	attaining specific financial objectives;

•	building and developing individual skills and a strong leadership team; and

•	developing an effective infrastructure to support business growth and profitability.

A significant portion of total compensation is delivered in the form of equity-based award opportunities to directly link compensation with stockholder value.

The charts below highlight each NEO’s percentage contribution of each element of their 2010 target compensation. The charts demonstrate how base salary (fixed component) contributes less for the CEO from a percentage standpoint than the other NEOs. One result of this structure is that the difference between actual total compensation for the CEO as compared to that of the other NEOs will be greater the better Express performs.

2010 Target Compensation

As a result of our IPO, we felt it was necessary to re-evaluate our executive compensation program to ensure consistency with our objectives. In February 2011, the Committee evaluated our CEO’s compensation, which was benchmarked to our peer group using information publicly reported by those companies. The most recent figures were used for base salary and bonus targets, and a three-year average was used for determining annual stock award grant levels. In order to reduce the potential impact of skewed data, we benchmarked against percentiles rather than averages and peer company outliers (those with the two highest and two lowest total direct compensation figures) were excluded from the percentile calculations.

The Committee took several key factors into consideration including: our CEO’s compensation, the company’s performance, the CEO’s individual performance, our peer group’s pay levels for their CEOs, competitor and industry performance, additional responsibilities for the CEO of a public company, our compensation objectives and philosophy, and our business plans. Based on this review and these considerations, the Committee determined that Mr. Weiss’ pay level should provide him with an opportunity to earn at approximately the 75th percentile for CEOs within our peer group (based on the percentile calculations described above). The Committee believed that the most significant portion of this earnings opportunity should reside in the performance-based components of our CEO’s compensation.

Prior to this compensation change, 77% of Mr. Weiss’ target Total Direct Compensation was performance-based (variable compensation). Based on his new compensation, 89% is performance-based as shown in the table below.

Elements of Total Direct Compensation		2010			2011
Fixed:	Base Salary(1)	$1,000,000		23%	$1,500,000		11%
Performance-Based:	Cash Incentive Target	100%		77%	150%		89%
	Equity Incentives	$2,416,000	(2)		$10,466,000	(3)

(1)	The change in base salary is effective April 3, 2011.

(2)	Represents the grant date fair value of 250,000 stock options and 5,972 restricted stock units, rounded to nearest $1,000. See “—Compensation Tables–Grants of Plan-Based Awards” for more information.
(3)	Represents the 2/18/11 grant date fair value of 532,500 stock options and 285,000 restricted stock units, rounded to nearest $1,000. These equity incentive awards have a 3-year vesting requirement with one-third vesting on each grant date anniversary.

Along with the CEO pay changes described above, the Committee evaluated Mr. Moellering’s compensation level and his expanded Chief Administrative Officer responsibilities in connection with Express becoming a public company as well as our continuing growth. Based on similar factors and considerations as described for the CEO above, the Committee determined that Mr. Moellering’s pay level should provide him with an overall compensation opportunity targeted above the median for CAOs within our peer group. As a result, the Committee approved increasing Mr. Moellering’s base salary from $500,000 to $650,000, effective April 3, 2011 and increasing his performance-based cash incentive opportunity from 60% to 75% of his base salary effective for the Spring 2011 season. These changes to our CAO’s compensation opportunity increase his performance-based compensation from 64% in 2010 to 69% in 2011.

The Committee feels these pay changes for the CEO and CAO, along with the other compensation changes shown within this CD&A for other executive officers, further align pay with performance by putting a more significant portion of our senior executive’s compensation at-risk and by linking the most significant amount of their compensation opportunity to our stockholder value and stock price.

Elements of Compensation

As discussed throughout this CD&A, the compensation policies applicable to our NEOs are reflective of our pay for performance philosophy, whereby a significant portion of both cash and equity compensation is contingent upon achievement of measurable financial objectives and enhanced equity value, as opposed to current cash compensation and perquisites not directly linked to objective financial performance. This compensation mix is intended to drive executive officers to enhance stockholder value over the long term.

The elements of our compensation program are:

•	base salary;

•	performance-based cash incentives;

•	equity incentives; and

•	certain additional executive benefits and perquisites.

Base salary, performance-based cash incentives and long-term equity-based incentives are the most significant elements of our executive compensation program and, on an aggregate basis, are intended to substantially satisfy our program’s overall objectives. The Committee reviews and sets each of these elements of compensation at the same time to enable the Committee to simultaneously consider all of the significant elements and their impact on total compensation. We strive to achieve an appropriate mix between the various elements of our compensation program to meet our compensation objectives and philosophy; however, we do not apply any rigid allocation formula in setting our executive compensation, and we may make adjustments to this approach for various positions after giving due consideration to prevailing circumstances. For example, the Committee provided Mr. Kornberg in February 2011 with a cash incentive opportunity that will pay him $500,000 in March 2013, contingent upon his continued active employment with Express through February 2013.

In addition to short- and long-term compensation, we have found it important to provide our executive officers with competitive post-employment compensation. Post-employment compensation consists of two main types—qualified and nonqualified defined contribution retirement plan benefits and termination benefits. We believe that retirement plan benefits and termination benefits are important components in a well-structured executive officer compensation package, and have sought to ensure that the combined package is competitive at the time the package is negotiated with the executive officer.

Base Salary

We provide a base salary to our executive officers to compensate them for their services during the year and to provide them with a stable source of income. The base salaries for our NEOs were established by our board of directors and reflect the Company’s operating philosophy, culture and business direction, with each salary determined by an annual assessment of a number of factors, including:

•	the individual’s performance, results, qualifications and tenure;

•	the job’s responsibilities, pay mix (base salary, annual cash incentives, equity incentives, perquisites and other executive benefits) and compensation practices in our markets; and

•	our ability to replace the individual.

The annual base salaries in effect for each of our NEOs as of January 29, 2011 are as follows:

Name	Annual Salary
Michael A. Weiss	$1,000,000
Matthew C. Moellering	$500,000
Fran Horowitz-Bonadies	$520,000
John J. (“Jack”) Rafferty	$455,000
David G. Kornberg	$475,000

In February 2011, the Committee reviewed competitive market practices, internal pay equity for senior executives, and individual performance. The Committee considered that base salaries had previously been de-emphasized in lieu of the significant equity stake executives had when Express was private. Since that pre-IPO equity has vested and in light of the additional complexities and scope of responsibilities for certain positions resulting from becoming a public company, the Committee approved pay increases for the following NEOs effective April 3, 2011: (a) Mr. Weiss’ annual base salary increased from $1,000,000 to $1,500,000; (b) Mr. Moellering’s annual base salary increased from $500,000 to $650,000; (c) Ms. Horowitz-Bonadies’ annual base salary increased from $520,000 to $550,000; (d) Mr. Rafferty’s annual base salary increased from $455,000 to $480,000; and (e) Mr. Kornberg’s annual base salary increased from $475,000 to $525,000. This effective date is consistent with merit-based pay increases provided to other executives and employees at our corporate offices.

Performance-Based Cash Incentives

We pay performance-based cash incentives in order to align the compensation of our NEOs with our short-term operational and performance goals and to provide near-term rewards for our NEOs to meet these goals. Our short-term, performance-based cash incentive plan provides our NEOs with incentive payment opportunities for each six-month operating season. These incentive payment opportunities are based on the attainment of pre-established objective financial goals and are intended to motivate executives to work effectively to achieve financial performance objectives and reward them when objectives are met and results are certified by the Committee. Using short-term incentives tied to the traditional retail selling seasons of Spring (February through July) and Fall (August through January) allows us to establish appropriately aggressive performance expectations that align business performance expectations with the prevailing market and economic conditions.

The pre-established objective financial incentive target goal under this plan for 2010 was based on Adjusted EBITDA (operating income plus depreciation, amortization and advisory and related fees and expenses). Adjusted EBITDA is a non-GAAP measure specific to this plan and may not be comparable to other similarly titled measures of other companies. We use Adjusted EBITDA because it measures performance over the periods in which executives can have significant impact, is directly linked to our long-term growth plan, and is a key metric used by management and the board to assess our operating performance. Our board of directors sets the performance goals at the beginning of each six-month season based on an analysis of (1) historical performance; (2) income, expense and margin expectations; (3) financial results of other comparable businesses; (4) economic conditions and (5) progress toward achieving our strategic plan.

The target cash incentive compensation opportunity for each eligible executive is set at a percentage of base salary. For fiscal 2010, the amount of performance-based cash incentive opportunity for participating executives ranged from zero to double their incentive target (see table below), based upon the extent to which the pre-established performance goals were achieved or exceeded. The threshold, target and maximum short-term performance-based cash incentive payout opportunities of our NEOs for fiscal 2010 are set forth in the “Grants of Plan-Based Awards” table below.

The following tables show each NEO’s performance-based cash incentive targets and actual payouts as a percentage of base salary and Adjusted EBITDA goals used to determine the incentive payment for fiscal 2010.

	Spring 2010
	Percentage of Base Salary (February 2010 thru July 2010)
Name	Threshold Payout	Target Payout	Maximum Payout	Actual Payout
Michael A. Weiss	8.0%	40.0%	80.0%	80.0%
Matthew C. Moellering	4.8%	24.0%	48.0%	48.0%
Fran Horowitz-Bonadies	4.4%	22.0%	44.0%	44.0%
John J. (“Jack”) Rafferty	4.8%	24.0%	48.0%	48.0%
David G. Kornberg	4.4%	22.0%	44.0%	44.0%

Performance Goal	Goal for Threshold Payout	Goal for Target Payout	Goal for Maximum Payout	Actual Achieved
Adjusted EBITDA (in millions)(1)	$78	$85	$93	$122

	Fall 2010
	Percentage of Base Salary (August 2010 thru January 2011)
Name	Threshold Payout	Target Payout	Maximum Payout	Actual Payout
Michael A. Weiss	12.0%	60.0%	120.0%	120.0%
Matthew C. Moellering	7.2%	36.0%	72.0%	72.0%
Fran Horowitz-Bonadies	6.6%	33.0%	66.0%	66.0%
John J. (“Jack”) Rafferty	7.2%	36.0%	72.0%	72.0%
David G. Kornberg	6.6%	33.0%	66.0%	66.0%

Performance Goal	Goal for Threshold Payout	Goal for Target Payout	Goal for Maximum Payout	Actual Achieved
Adjusted EBITDA (in millions)(1)	$151	$169	$186	$187

(1)	This is a non-GAAP measure specific to our incentive plan and is defined above.

The following table shows each NEO’s performance-based cash incentive targets as a percentage of base salary for 2011. We do not believe that disclosure of our 2011 Adjusted EBITDA goals are relevant to an understanding of compensation for 2010. In addition, because the components of Adjusted EBITDA for 2011 contain highly sensitive data such as targeted net income, we do not disclose specific future measures and targets because we believe that such disclosure would result in serious competitive harm and be detrimental to our operating performance. Our 2011 Adjusted EBITDA goals are intended to be realistic and reasonable, but challenging, in order to drive performance on an individual basis.

	Spring 2011			Fall 2011
	Percentage of Base Salary (February 2011 through July 2011)			Percentage of Base Salary (August 2011 through January 2012)
Name	Threshold Payout	Target Payout	Maximum Payout	Threshold Payout	Target Payout	Maximum Payout
Michael A. Weiss	12.0%	60.0%	120.0%	18.0%	90.0%	180.0%
Matthew C. Moellering	6.0%	30.0%	60.0%	9.0%	45.0%	90.0%
Fran Horowitz-Bonadies	4.8%	24.0%	48.0%	7.2%	36.0%	72.0%
John J. (“Jack”) Rafferty	4.8%	24.0%	48.0%	7.2%	36.0%	72.0%
David G. Kornberg	4.8%	24.0%	48.0%	7.2%	36.0%	72.0%

Although Adjusted EBITDA was used as the financial measure for 2010, in the future the Committee may use other objective financial performance indicators for the plan, including, without limitation, the price of our common stock, stockholder return, return on equity, return on investment, return on capital, sales productivity, comparable store sales growth, economic profit, economic value added, net income, operating income, gross margin, sales, free cash flow, earnings per share, operating company contribution, EBITDA (or any derivative thereof) or market share.

Equity Incentives

Our long-term equity incentive awards are generally intended to accomplish the following main objectives: create a direct correlation between our financial and equity value performance and compensation paid to the NEOs, long-term retention of the NEOs, assist in building equity ownership of the NEOs to increase alignment with long-term stockholder interests, attract and motivate key employees, reward participants for performance in relation to the creation of stockholder value and deliver competitive levels of compensation consistent with our compensation philosophy. Stock-based awards for our NEOs are determined on a position-by-position basis using survey data for corresponding positions in our peer group. Individual awards may vary from target levels based on the individual’s performance, ability to impact financial performance and future potential. The exercise price for stock options is set at the closing trading price on the last open market date prior to the grant date, options vest over multiple years, and options are exercisable for ten years after grant, which further drives stockholder alignment by encouraging a focus on long-term growth and stock performance.

In connection with the IPO, we granted stock options to our NEOs in light of their pre-IPO equity having fully vested. In addition, in order to equitably compensate current option holders as a result of the special dividend paid to all stockholders on December 23, 2010, we granted restricted stock units to option holders, including our NEOs. See “–Compensation Tables.”

Stock Ownership Guidelines

In January 2011, we developed stock ownership requirements to establish commonality of interest between management and stockholders and to encourage executives to think and act like owners. By encouraging executives to accumulate and maintain a specific level of ownership, our compensation program ensures that pay remains at risk not only with regard to outstanding awards but also with regard to realized gains. Our current stock ownership guidelines (minimum requirements) are as follows:

Chief Executive Officer	5x annual base salary or 200,000 shares
Other Executive Officers	2x annual base salary or 40,000 shares

To avoid fluctuating ownership requirements, except upon a promotion, once our executives have achieved the ownership guidelines, they will be considered to be satisfying the requirements as long as the shares used to meet the underlying requirements are retained. Currently, all of our executive officers have satisfied and exceeded these ownership guidelines.

Additional Executive Benefits and Perquisites

We provide our executive officers with executive benefits and perquisites that the Committee believes are reasonable and in the best interests of the company and its stockholders. Consistent with our compensation philosophy, we provide benefits for our executive officers, including retirement plans, executive medical benefits, life insurance benefits, housing relocation benefits, paid vacation and other perquisites described below. The Committee, in its discretion, may revise, amend or add to an officer’s executive benefits if it deems it advisable. We believe these benefits are generally equivalent to benefits provided by comparable companies. We have no current plans to change the levels of benefits provided thereunder.

Retirement Plan Benefits

We do not sponsor a defined benefit retirement plan as we do not believe that such a plan best serves the needs of our employees or the business at this time. We sponsor a tax-qualified defined contribution retirement plan and a nonqualified defined contribution retirement plan. Participation in the qualified plan is available to employees who meet certain age and service requirements. Participation in the nonqualified plan is made available to employees who meet certain age, service and job level requirements. Our executive officers participate in these plans based on these requirements.

Qualified Retirement Plan. The qualified plan is available to all eligible employees, including executive officers, and allows them to elect to make contributions up to the maximum limits allowable under the Code. We match employees’ contributions according to a predetermined formula and contribute additional discretionary contribution amounts based on a percentage of the employees’ eligible annual compensation and years of service. Employees’ contributions and company matching contributions vest immediately. Additional company contributions and the related investment earnings are subject to vesting based on years of service.

Nonqualified Deferred Compensation Plan. The nonqualified deferred compensation plan is available to all director-level employees and above and certain employees who were participants in a prior supplemental retirement plan sponsored by us, and is an unfunded plan which provides benefits beyond the Code limits for qualified defined contribution plans. The plan permits participating employees to elect contributions up to a maximum percentage of eligible compensation. We match employees’ contributions according to a predetermined formula and credit additional amounts equal to a percentage of the employees’ eligible compensation beyond the compensation taken into account under the Code limits for qualified defined contribution plans based on years of service. The plan also permits employees to defer additional compensation up to a maximum amount which we do not match. Employees’ accounts are credited with interest using a rate determined annually based on related factors or indices, including, but not limited to, our cost of funds or cost of borrowing. The interest rate for the 2010 plan year was 7.65%. Employees’ contributions and the related interest vest immediately. Our contributions and credits and the related interest are subject to vesting based on years of service. Employees generally may elect in-service distributions for the unmatched deferred compensation component only. The remaining vested portion of employees’ accounts in the plan will be distributed upon termination of employment in either a lump sum or in equal annual installments over a specified period of up to ten years as elected by the participant.

Health and Welfare Benefits

Executive Medical. In addition to the group health plans eligible to all full-time employees, the Executive Medical Program provides benefits to reimburse executives for certain out-of-pocket healthcare-related expenses. This program reimburses 100% of eligible expenses up to a total of $10,000 per family per calendar year. All executive officers are eligible for the Executive Medical Program.

Executive Life Insurance. We provide all executives officers with executive life insurance that offers a benefit equal to two times their annual base salary up to a maximum of two million dollars.

Executive Disability Insurance. We also provide all executive officers with disability coverage that provides a benefit of 100% base salary continuation for up to 365 days and then 60% of the executive’s base salary plus the annual average of the last three years of incentive cash compensation, up to a maximum benefit of $25,000 per month.

Perquisites

Personal Use of Airplane. Pursuant to his employment agreement and for security and personal safety reasons, Mr. Weiss is eligible to use a private aircraft for business travel and for a maximum of 100 hours per year of personal travel. Use of the corporate aircraft for business and personal reasons also allows Mr. Weiss to be more productive and efficient when he is required to travel. We provide Mr. Weiss with a tax gross-up payment on the income associated with his use of such private aircraft for personal use. The aggregate compensation associated with personal aircraft usage was considered when establishing his overall compensation package relative to the target percentile as described above. Specifically, the newly approved compensation levels for base salary, performance-based cash incentives and equity incentives only equate to a compensation opportunity around the 75th percentile when the value of the airplane perquisite is included.

Housing Allowance. We provide Mr. Weiss with a reimbursement allowance for the business use of his private residence in the New York metropolitan area, which he uses when required to be at our New York design studio or otherwise required by us to be in the New York City area, along with a tax gross-up payment to his income associated therewith.

Accounting and Tax Considerations

In determining which elements of compensation are to be paid, and how they are weighted, we also take into account whether a particular form of compensation will be deductible under Section 162(m) of the Code. Section 162(m) generally limits the deductibility of compensation paid to our NEOs to $1 million during any fiscal year unless such compensation is “performance-based” under Section 162(m). However, under a Section 162(m) transition rule for compensation plans or agreements of corporations which are privately held and which become publicly held in an initial public offering, compensation paid under a plan or agreement that existed prior to the initial public offering will not be subject to Section 162(m) until the earliest of (1) the expiration of the plan or agreement, (2) a material modification of the plan or agreement, (3) the issuance of all employer stock and other compensation that has been allocated under the plan, or (4) the first meeting of stockholders at which directors are to be elected that occurs after the close of the third calendar year following the year of the initial public offering (the “Transition Date”). After the Transition Date, rights or awards granted under the plan, other than stock options and stock appreciation rights, will not qualify as “performance-based compensation” for purposes of Section 162(m) unless such rights or awards are granted or vest upon pre-established objective performance goals, the material terms of which are disclosed to and approved by our stockholders.

Our compensation program is intended to maximize the deductibility of the compensation paid to our NEOs to the extent that we determine it is in our best interests. Consequently, we may rely on the exemption from Section 162(m) afforded to us by the transition rule described above for compensation paid pursuant to our pre-existing plans.

Many other Code provisions, SEC regulations and accounting rules affect the payment of executive compensation and are generally taken into consideration as programs are developed. Our goal is to create and maintain plans that are efficient, effective and in full compliance with these requirements.

Incentive Plans

Equity Incentives—Summary of Our Pre-IPO Plan

In November 2007, we implemented our employee equity incentive program, which provided members of our management team (referred to as management participants) the opportunity to acquire units and participate in the equity appreciation of the company. We formed Express Management Investors LLC for the sole purpose of indirectly holding units (through another holding company named Express Management Investors Blocker, Inc.) on behalf of our employees other than Mr. Weiss. In lieu of issuing units directly to our employees, we issued Units to Express Management Investors Blocker, Inc., which in turn issued equity interests in Express Management Investors Blocker, Inc. to Express Management Investors LLC, which in turn issued equity interests in Express Management Investors LLC to our employees having substantially the same terms and economic value as the Units we issued to Express Management Investors Blocker, Inc. on their behalf. Prior to the mergers in connection with the Reorganization, 742,460 Class L Units of Express Management Investors LLC, 3,330,000 Class A Units of Express Management Investors LLC and 4,705,000 Class C Units of Express Management Investors LLC had been purchased by management participants. Our President and Chief Executive Officer, Mr. Weiss, had purchased units of Express Parent, the terms of which are summarized below.

The Class L Units of Express Management Investors LLC were purchased by management participants at a purchase price per unit of $6.47, which is the same purchase price per unit paid by Golden Gate for Class L Units of Express Parent in connection with the Golden Gate Acquisition. Management participants were allowed to purchase the Class L Units of Express Management Investors LLC with a promissory note in favor of Express Holding for 50% of the purchase price, with the remainder of the purchase price paid in cash. The promissory note provided for an annual cash interest payment of 4.39%, and was due in full on the seventh anniversary of the note, except that a mandatory prepayment was due if the management participant ceased to be employed by us, we liquidated, the management participant became bankrupt, such prepayment was required pursuant to applicable law (including pursuant to Section 402 of the Sarbanes-Oxley Act) or the management participant received cash in connection with his or her ownership of us. Each management participant that made a promissory note was required to pledge all of his or her units in Express Management Investors LLC (whether held currently or acquired in the future) as security to us to secure the repayment of his or her promissory note. Each of the aforementioned promissory notes (including for Mr. Weiss ($3,320,176.03), Mr. Moellering ($251,713.90), Ms. Horowitz-Bonadies ($251,713.90), Mr. Rafferty ($503,427.81), and Mr. Kornberg ($100,685.56)) was repaid by each management participant in full effective as of February 9, 2010. The Class A Units and Class C Units of Express Management Investors LLC were purchased by management participants with cash for a nominal price per unit of $0.01 and $0.0025, respectively. In general, the number of Class A Units and Class C Units issued to our NEOs was determined at the discretion of our board of directors. The board of directors considered the value the executive brought to us based on their expertise and leadership capabilities, the size of his or her total compensation package and his or her position with us. No formal benchmarking efforts were made by our board or Committee.

Class L Units of Express Management Investors LLC were fully vested. The Class A Units of Express Management Investors LLC and Class C Units of Express Management Investors LLC generally vested over four years on an anniversary date set forth in the management participant’s purchase agreement. The anniversary date was generally based on the employee’s start date or the unit grant date, provided, that units granted in November 2007 vested based upon the anniversary date of the Golden Gate Acquisition. On the first anniversary date, 25% of the Class A Units and 25% of the Class C Units purchased by a management participant vested, with quarterly vesting of the Class A Units and Class C Units thereafter. All unvested Class A and Class C Units held by our executive officers, including our NEOs, fully vested in connection with the IPO.

All classes of units of Express Management Investors LLC (including Class L Units) were subject to repurchase by us if an employee ceased to be employed by us on or prior to July 6, 2011. We could repurchase units at (1) the lower of original cost or fair market value with respect to units that were unvested or all units if the management participant was terminated for cause or participated in a competitive activity and (2) fair market value if the management participant was terminated for any other reason. No employee was permitted to transfer his or her units in Express Management Investors LLC without our prior written consent. The decision whether or not to make a repurchase was approved by the board of managers of Express Parent prior to Express Management Blocker Inc. exercising its right to repurchase a manager’s equity interests (through Express Management Investors LLC).

On July 24, 2007, our CEO, Mr. Weiss, purchased (1) 1,000,000 of our Class L Units at a purchase price per unit of $6.47, which is the same purchase price per unit paid by Golden Gate for our Class L Units in connection with the Golden Gate Acquisition and (2) 4,000,000 of our Class A Units for a nominal price per unit of $0.01. Mr. Weiss paid cash for such Class A Units, and purchased such Class L Units with a promissory note in favor of Express Holding for 50% of the purchase price, with the remainder of the purchase price paid in cash. The promissory note provided for an annual cash interest payment of 4.95% and was due in full on the seventh anniversary of the note, except that a mandatory prepayment was due if we liquidated, Mr. Weiss became bankrupt, such prepayment was required pursuant to applicable law (including pursuant to Section 402 of the Sarbanes-Oxley Act) or Mr. Weiss received cash in connection with his ownership of us. Mr. Weiss was required to pledge all of his units in us (whether held currently or acquired in the future) as security to us to secure the repayment of his promissory note. Mr. Weiss’ promissory note was repaid in full by him effective as of February 9, 2010 and, as a result, all such units were released from the aforementioned pledge. Effective March 13, 2008, Mr. Weiss transferred an aggregate of 333,338 of our Class L Units and an aggregate of 1,333,338 of our Class A Units to certain of Mr. Weiss’ family trusts and his spouse. All of the Units held by Mr. Weiss, his wife and Mr. Weiss’ family trusts are fully vested. In connection with the IPO, all unit awards outstanding under our prior plan were converted into restricted stock awards.

Equity and Cash Incentives—Express, Inc. 2010 Incentive Compensation Plan

Effective upon the completion of the IPO, we implemented the 2010 Plan. The 2010 Plan provides for grants of stock options, stock appreciation rights, restricted stock, performance awards and other stock-based and cash-based awards. Independent directors, officers and other employees of us and our affiliates, as well as others performing consulting or advisory services for us or our affiliates, are eligible for grants under the 2010 Plan. The purpose of the 2010 Plan is to provide incentives that will attract, retain and motivate high performing officers, directors, employees and consultants by providing them with appropriate incentives and rewards either through a proprietary interest in our long-term success or compensation based on their performance in fulfilling their personal responsibilities. The following is a summary of the material terms of the 2010 Plan, but does not include all of the provisions of the 2010 Plan. For further information about the 2010 Plan, we refer you to the complete copy of the 2010 Plan, which was filed as an exhibit to the registration statement of Express, Inc. on Form S-1 (File No. 333-164906) filed April 30, 2010.

Administration

The 2010 Plan is administered by the Committee designated by our board of directors. Among the Committee’s powers are to determine the form, amount and other terms and conditions of awards, clarify, construe or resolve any ambiguity in any provision of the 2010 Plan or any award agreement, amend the terms of outstanding awards and adopt such rules, forms, instruments and guidelines for administering the 2010 Plan as it deems necessary or proper. All actions, interpretations and determinations taken in good faith by the Committee or by our board of directors are final and binding.

The Committee has full authority to administer and interpret the 2010 Plan, to grant discretionary awards under the 2010 Plan, to determine the persons to whom awards will be granted, to determine the types of awards to be granted, to determine the terms and conditions of each award, to determine the number of shares of common stock to be covered by each award and to make all other determinations in connection with the 2010 Plan and the awards thereunder as the Committee, in its sole discretion, deems necessary or desirable.

Available Shares

The aggregate number of shares of common stock which may be issued or used for reference purposes under the 2010 Plan or with respect to which awards may be granted is 15.0 million shares, subject to automatic increase on the first day of each fiscal year beginning in 2011 and ending in 2019 by the lesser of (1) 2% of the shares of common stock outstanding on the last day of the immediately preceding fiscal year, or (2) such lesser number of shares as determined by the Committee. Following the automatic increase for 2011, the maximum number of shares available under the 2010 Plan increased to approximately 16.8 million shares. The shares may be either authorized and unissued shares of our common stock or shares of common stock held in or acquired for our treasury. In general, if awards under the 2010 Plan are for any reason cancelled, or expire or terminate unexercised, the shares covered by such awards will again be available for the grant of awards under the 2010 Plan.

Eligibility for Participation

Independent members of our board of directors, as well as employees of, and consultants to, us or any of our subsidiaries and affiliates, are eligible to receive awards under the 2010 Plan. The selection of participants is within the sole discretion of the Committee.

Award Agreement

Awards granted under the 2010 Plan are evidenced by award agreements, which need not be identical, that provide additional terms, conditions, restrictions and/or limitations covering the grant of the award, including, without limitation, additional terms providing for the acceleration of exercisability or vesting of awards in the event of a change in control or conditions regarding the participant’s employment, as determined by the Committee in its sole discretion.

Stock Options

The Committee may grant nonqualified stock options to purchase shares of our common stock to any eligible participant and incentive stock options to purchase shares of our common stock only to eligible employees. The Committee determines the number of shares of our common stock subject to each option, the term of each option, which may not exceed ten years, or five years in the case of an incentive stock option granted to a 10.0% stockholder, the exercise price, the vesting schedule, if any, and the other material terms of each option. No incentive stock option or nonqualified stock option may have an exercise price less than the fair market value of a share of our common stock at the time of grant or, in the case of an incentive stock option granted to a 10.0% stockholder, 110.0% of such share’s fair market value. Options are exercisable at such time or times and subject to such terms and conditions as determined by the Committee at grant and the exercisability of such options may be accelerated by the Committee in its sole discretion.

Stock Appreciation Rights

The Committee may grant stock appreciation rights (“SARs”) either with a stock option, which may be exercised only at such times and to the extent the related option is exercisable (a “Tandem SAR”) or independent of a stock option (a “Non-Tandem SAR”). A SAR is a right to receive a payment in shares of our common stock or cash, as determined by the Committee, equal in value to the excess of the fair market value of one share of our common stock on the date of exercise over the exercise price per share established in connection with the grant of the SAR. The term of each SAR may not exceed ten years. The exercise price per share covered by a SAR is the exercise price per share of the related option in the case of a Tandem SAR and is the fair market value of our common stock on the date of grant in the case of a Non-Tandem SAR. The Committee may also grant limited SARs, either as Tandem SARs or Non-Tandem SARs, which may become exercisable only upon the occurrence of a change in control, as defined in the 2010 Plan, or such other event as the Committee may, in its sole discretion, designate at the time of grant or thereafter.

Restricted Stock

The Committee may award shares of restricted stock. Except as otherwise provided by the Committee upon the award of restricted stock, the recipient generally has the rights of a stockholder with respect to the shares, including the right to receive dividends, the right to vote the shares of restricted stock and, conditioned upon full vesting of shares of restricted stock, the right to tender such shares, subject to the conditions and restrictions generally applicable to restricted stock or specifically set forth in the recipient’s restricted stock agreement. Except as otherwise provided in the applicable award agreement, and with respect to an award of restricted stock, a participant has no rights as a stockholder with respect to shares of our common stock covered by any award until the participant becomes the record holder of such shares. The Committee may determine at the time of award that the payment of dividends, if any, is deferred until the expiration of the applicable restriction period.

Recipients of restricted stock are required to enter into a restricted stock agreement with us that states the restrictions to which the shares are subject, which may include satisfaction of pre-established performance goals and the criteria or date or dates on which such restrictions will lapse.

If the grant of restricted stock or the lapse of the relevant restrictions is based on the attainment of performance goals, the Committee will establish for each recipient the applicable performance goals, formulae or standards and the applicable vesting percentages with reference to the attainment of such goals or satisfaction of such formulae or standards while the outcome of the performance goals is substantially uncertain. Such performance goals may incorporate provisions for disregarding, or adjusting for, changes in accounting methods, corporate transactions, including, without limitation, dispositions and acquisitions, and other similar events or circumstances. Section 162(m) of the Code requires that performance awards be based upon objective performance measures. The performance goals for performance-based restricted stock will be based on one or more of the objective criteria set forth on Exhibit A to the 2010 Plan and are discussed in general below.

Performance Awards

The Committee may grant a performance award to a participant payable upon the attainment of specific performance goals. The Committee may grant performance awards that are intended to qualify as performance-based compensation under Section 162(m) of the Code as well as performance awards that are not intended to qualify as performance-based compensation under Section 162(m) of the Code. Based on service, performance and/or such other factors or criteria, if any, as the Committee may determine, the Committee may, at or after grant, accelerate the vesting of all or any part of any performance award.

Other Stock-Based Awards

The Committee may, subject to limitations under applicable law, make a grant of such other stock-based awards, including, without limitation, performance units, dividend equivalent units, stock equivalent units, restricted stock units and deferred stock units under the 2010 Plan that are payable in cash or denominated or payable in or valued by shares of our common stock or factors that influence the value of such shares. The Committee determines the terms and conditions of any such other awards, which may include the achievement of certain minimum performance goals for purposes of compliance with Section 162(m) of the Code and/or a minimum vesting period. The performance goals for performance-based other stock-based awards will be based on one or more of the objective criteria set forth on Exhibit A to the 2010 Plan and discussed in general below.

Other Cash-Based Awards

The Committee may grant a cash-based award to a participant in such amount, on such terms and conditions, and for such consideration, including no consideration or such minimum consideration as may be required by applicable law, as the Committee may determine.

Performance Goals

The Committee may grant awards of restricted stock, performance awards, and other stock-based awards that are intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code. These awards may be granted, vest and be paid based on attainment of specified performance goals established by the Committee. These performance goals are based on the attainment of a certain target level of, or a specified increase or decrease in, one or more of the following measures selected by the Committee: (1) earnings per share; (2) operating income; (3) gross income; (4) net income (before or after taxes); (5) cash flow; (6) gross profit; (7) gross profit return on investment; (8) gross margin return on investment; (9) gross margin; (10) operating margin; (11) working capital; (12) earnings before interest and taxes; (13) earnings before interest, tax, depreciation and amortization; (14) return on equity; (15) return on assets; (16) return on capital; (17) return on invested capital; (18) net revenues; (19) gross revenues; (20) revenue growth; (21) annual recurring revenues; (22) recurring revenues; (23) license revenues; (24) sales or market share; (25) total stockholder return; (26) economic value added; (27) specified objectives with regard to limiting the level of increase in all or a portion of our bank debt or other long-term or short-term public or private debt or other similar financial obligations, which may be calculated net of cash balances and/or other offsets and adjustments as may be established by the Committee in its sole discretion; (28) the fair market value of a share of our common stock; (29) the growth in the value of an investment in the common stock assuming the reinvestment of dividends; or (30) reduction in operating expenses.

To the extent permitted by law, the Committee may also exclude the impact of an event or occurrence which it determines should be appropriately excluded, including: (1) restructurings, discontinued operations, extraordinary items or events and other unusual or non-recurring charges; (2) an event either not directly related to our operations or not within the reasonable control of management; or (3) a change in tax law or accounting standards required by generally accepted accounting principles.

Performance goals may also be based on an individual participant’s performance goals, as determined by the Committee, in its sole discretion. In addition, all performance goals may be based upon the attainment of specified levels of our performance, or the performance of a subsidiary, division or other operational unit, under one or more of the measures described above relative to the performance of other corporations. The Committee may designate additional business criteria on which the performance goals may be based or adjust, modify or amend those criteria.

Change in Control

In connection with a change in control, as defined in the 2010 Plan, the Committee may, in its sole discretion, accelerate vesting of or lapse of restrictions on outstanding awards under the 2010 Plan. In addition, such awards may be, in the discretion of the Committee, (1) assumed and continued or substituted in accordance with applicable law or (2) purchased by us or an affiliate for an amount equal to the excess of the price of a share of our common stock paid in a change in control over the exercise price of the award(s).

Amendment and Termination

Notwithstanding any other provision of the 2010 Plan, our board of directors may at any time amend any or all of the provisions of the 2010 Plan, or suspend or terminate it entirely, retroactively or otherwise; provided, however, that, unless otherwise required by law or specifically provided in the 2010 Plan, the rights of a participant with respect to awards granted prior to such amendment, suspension or termination may not be adversely affected without the consent of such participant.

Transferability

Awards granted under the 2010 Plan are generally nontransferable (other than by will or the laws of descent and distribution), except that the Committee may provide for the transferability of nonqualified stock options at the time of grant or thereafter to certain family members.

Effective Date

The 2010 Plan was adopted effective May 12, 2010 in connection with the IPO.

Compensation Tables

The purpose of the following tables is to provide information regarding the compensation earned by our NEOs during the fiscal years indicated.

Summary Compensation Table

The following table shows the compensation earned by our NEOs during the years ended January 29, 2011 and January 30, 2010, referred to as 2010 and 2009, respectively.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	Nonqualified Deferred Compensation Earnings ($)(6)	All Other Compensation ($)(7)	Total ($)
Michael A. Weiss
President and CEO	2010	1,000,000	—	110,004	2,305,800	2,000,000	—	566,899	5,982,703
	2009	750,000	209,768	—	—	2,250,000	—	510,317	3,720,085
Matthew C. Moellering
Executive Vice President—Chief Administrative Officer, CFO, Treasurer & Secretary	2010	500,000	50,000	26,396	553,392	600,000	7,119	120,122	1,857,029
	2009	432,692	25,295	138,000	—	520,000	4,809	68,678	1,189,474
Fran Horowitz-Bonadies
Executive Vice President—Women’s Merchandising & Design	2010	516,539	—	21,993	461,160	572,000	11,228	128,410	1,711,330
	2009	500,000	21,715	—	—	550,000	8,619	80,317	1,160,651
John J. (“Jack”) Rafferty
Executive Vice President—Planning & Allocation	2010	450,673	—	21,993	461,160	546,000	71,022	123,673	1,674,521
	2009	430,000	36,270	—	—	516,000	69,812	82,888	1,134,970
David G. Kornberg
Executive Vice President—Men’s Merchandising and Design	2010	466,346	—	21,993	461,160	522,500	11,679	110,066	1,593,744

(1)

In March 2010, the Committee reviewed competitive market practices, internal pay equity for senior executives, and individual performance and approved pay increases for the following named executive officers effective April 4, 2010: (a) Ms. Horowitz-Bonadies’ annual base salary increased from $500,000 to $520,000; (b) Mr. Rafferty’s annual base salary increased from $430,000 to $455,000; and (c) Mr. Kornberg’s annual base salary increased from $425,000 to $475,000.

(2)	For 2009, includes special discretionary bonuses paid to reimburse our NEOs for the interest payable on their promissory notes, which were repaid in full effective February 9, 2010. See “—Compensation Discussion and Analysis—Elements of Compensation—Equity Incentives—Summary of our Prior Plan” for information about the promissory notes. Also includes for each NEO, except Mr. Weiss, a special bonus equivalent to what their 2008 annual company contribution under the qualified retirement plan would have been had we made it in 2008. For Mr. Weiss, also includes payment to reimburse him for his expenses related to employer Medicare and Social Security taxes. For 2010, includes a special bonus paid to Mr. Moellering for his contributions in connection with our IPO.
(3)	Reflects the aggregate grant date fair value of awards granted in the applicable year. These values have been determined based on the assumptions and methodologies set forth in Note 10 of our financial statements included elsewhere in this prospectus.
(4)	Reflects the aggregate grant date fair value of awards granted in the applicable year. These values have been determined based on the assumptions and methodologies set forth in Note 10 of our financial statements included elsewhere in this prospectus.
(5)	Represents amounts paid under our performance-based cash incentive plan. See “—Compensation Discussion and Analysis—Elements of Compensation—Performance-Based Cash Incentives” for more details.
(6)	We do not sponsor any tax-qualified or nonqualified defined benefit retirement plans. For 2010, the amounts shown represent the amount by which earnings of 7.65% on each NEO’s nonqualified deferred compensation account balance exceeded 120% of the applicable federal long-term rate.
(7)	The following table details All Other Compensation paid to each NEO during fiscal year 2010:

							Qualified Retirement Plan(g)		Nonqualified Supplemental Retirement Plan(h)
Name	Tax Payments ($)(a)	Executive Health Benefits ($)(b)	Executive Life and Disability Insurance ($)(c)	Personal Aircraft Usage ($)(d)	Housing Allowance ($)(e)	Personal Financial Services ($)(f)	401(k) Company Match ($)	Annual Company Contribution ($)	Company Match ($)	Annual Company Contribution ($)
Michael A. Weiss	106,097	10,532	1,666	401,881	28,500	18,223	*	*	*	*
Matthew C. Moellering	3,042	13,367	1,349	—	—	—	9,800	15,328	61,759	15,477
Fran Horowitz-Bonadies	3,078	13,367	1,368	—	—	—	9,862	15,328	63,469	21,938
John J. (“Jack”) Rafferty	3,167	13,367	1,342	—	—	—	9,877	15,328	57,119	23,473
David G. Kornberg	2,449	13,367	1,368	—		—	9,954	15,328	51,892	15,708

*	Under his employment agreement, Mr. Weiss became eligible for company retirement plans in 2010 and opted not to participate.
(a)	For all NEOs, except for Mr. Weiss, this column represents tax gross-up amounts on Medicare and the city tax for company contributions into the nonqualified deferred compensation plan. For Mr. Weiss, this column includes tax gross-ups for: (1) personal aircraft usage in the amount of $82,423; (2) personal financial services in the amount of $9,550; and (3) a housing allowance in the amount of $14,124.
(b)	The following items are included in “Executive Health Benefits”: average company cost per employee for the Employee Medical Plan and Employee Dental Plan; and actual premiums paid by the company for the Executive Medical Program.
(c)	Amounts represent the annual premiums paid by the company for executive life insurance and executive disability insurance.
(d)	This represents the expense for use of purchased aircraft time for personal private aircraft usage for Mr. Weiss.
(e)	Amount includes payments to Mr. Weiss for nights stayed at his New York apartment while on business in New York at a nightly rate approximately equivalent to a nightly rate at a hotel.
(f)	Amount includes reimbursement for tax preparation expenses for tax periods prior to our IPO.
(g)	See “—Compensation Discussion and Analysis—Elements of Compensation—Additional Executive Benefits and Perquisites—Retirement Plan Benefits—Qualified Retirement Plan.”
(h)	See “—Compensation Discussion and Analysis—Elements of Compensation—Additional Executive Benefits and Perquisites —Retirement Plan Benefits—Nonqualified Deferred Compensation Plan.”

Grants of Plan-Based Awards

During fiscal year 2010, each of our NEOs participated in our performance-based cash incentive plan in which each officer was eligible for awards set forth under “Estimated Potential Payouts Under Non-Equity Incentive Plan Awards” below. The actual payout for the NEOs is set forth above under the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table. For a detailed discussion of our performance-based cash incentive plan, refer to “—Compensation Discussion and Analysis—Elements of Compensation—Performance-Based Cash Incentives.”

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)(1)	All Other Option Awards: Number of Securities Underlying Options(#)	Exercise or Base Price of Option Awards ($/Sh)(2)	Grant Date Fair Value of Stock and Option Awards($)(3)
		Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)
Michael A. Weiss	— 12/23/10 05/12/10	200,000 — —	1,000,000 — —	2,000,000 — —	— — —	— — —	— — —	— 5,972 —	— — 250,000	— — 17.00	— 110,004 2,305,800

Matthew C. Moellering	— 12/23/10 05/12/10	60,000 — —	300,000 — —	600,000 — —	— — —	— — —	— — —	— 1,433 —	— — 60,000	— — 17.00	— 26,396 553,392

Fran Horowitz-Bonadies	— 12/23/10 05/12/10	57,200 — —	286,000 — —	572,000 — —	— — —	— — —	— — —	— 1,194 —	— — 50,000	— — 17.00	— 21,993 461,160

John J. (“Jack”) Rafferty	— 12/23/10 05/12/10	54,600 — —	273,000 — —	546,000 — —	— — —	— — —	— — —	— 1,194 —	— — 50,000	— — 17.00	— 21,993 461,160

David G. Kornberg	— 12/23/10 05/12/10	52,250 — —	261,250 — —	522,500 — —	— — —	— — —	— — —	— 1,194 —	— — 50,000	— — 17.00	— 21,993 461,160

(1)	Includes restricted stock units granted to option holders on December 23, 2010 under the 2010 Plan to equitably compensate option holders for the diminution in value of their stock options as a result of the Company’s special dividend paid in December 2010. One quarter of these restricted stock units will vest on May 12, 2011 and one quarter will vest on that date in 2012, 2013 and 2014.
(2)	These options were granted under the 2010 Plan. One quarter of these restricted stock units will vest on May 12, 2011 and one quarter will vest on that date in 2012, 2013 and 2014.
(3)	Reflects the aggregate grant date fair value of stock awards and option awards, respectively. These values have been determined based on the assumptions and methodologies set forth in Note 10 of our financial statements included elsewhere in this prospectus.

Outstanding Equity Awards at Fiscal Year-End

The table below sets forth certain information regarding the outstanding equity awards held by our NEOs as of January 29, 2011.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options(#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (#)
Michael A. Weiss	—	250,000	—	17.00	05/12/2020	5,972	102,599	—	—
Matthew C. Moellering	—	60,000	—	17.00	05/12/2020	1,433	24,619	—	—
Fran Horowitz-Bonadies	—	50,000	—	17.00	05/12/2020	1,194	20,513	—	—
John J. (“Jack”) Rafferty	—	50,000	—	17.00	05/12/2020	1,194	20,513	—	—
David G. Kornberg	—	50,000	—	17.00	05/12/2020	1,194	20,513	—	—

(1)	Includes restricted stock units granted to option holders on December 23, 2010 under the 2010 Plan to equitably compensate option holders for the diminution in value of their stock options as a result of the Company’s special dividend paid in December 2010. One quarter of these restricted stock units will vest on May 12, 2011 and one quarter will vest on that date in 2012, 2013 and 2014.
(2)	Based on the January 28, 2011 closing stock price of $17.18 per share.

Option Exercises and Stock Vested

The following table provides information relating to the Stock Awards that vested during fiscal year 2010. There were no Option Awards exercised during 2010.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)(1)	Value Realized on Vesting ($)(2)
Michael A. Weiss	—	—	1,280,512	$19,975,987
Matthew C. Moellering	—	—	223,807	$3,491,389
Fran Horowitz-Bonadies	—	—	189,462	$2,955,607
John J. (“Jack”) Rafferty	—	—	189,462	$2,955,607
David G. Kornberg	—	—	223,807	$3,491,389

(1)	On May 12, 2010, in connection with our IPO, all of our Class A and Class C unit equity interests were converted into shares of our common stock at a ratio of 0.649 and 0.442, respectively. These shares were received in exchange for: (a) 2,000,000 Class A Units held by Michael Weiss; (b) 125,000 Class A Units and 325,000 Class C Units held by Mr. Moellering; (c) 175,000 Class A Units and 175,000 Class C Units held by Ms. Horowitz-Bonadies; (d) 175,000 Class A Units and 175,000 Class C Units held by Mr. Rafferty; and (e) 125,000 Class A Units and 325,000 Class C Units held by Mr. Kornberg.
(2)	Calculated based on the $15.60 per share closing price of our common stock on May 18, 2010, the date of the consummation of the IPO.

Pension Benefits

Our NEOs did not participate in or have account balances in any qualified or nonqualified defined benefit plans sponsored by us. Our board of directors or Compensation and Governance Committee may elect to adopt qualified or nonqualified benefit plans in the future if it determines that doing so is in our best interest.

Deferred Compensation

We provide a nonqualified deferred compensation plan for our executive officers. See “—Compensation Discussion and Analysis—Elements of Compensation—Additional Executive Benefits and Perquisites—Retirement Plan Benefits—Nonqualified Deferred Compensation Plan.” The following table provides the figures related to our Nonqualified Deferred Compensation Plan for fiscal year 2010.

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Company Contributions in Last Fiscal Year ($)(2)	Aggregate Earnings in Last Fiscal Year ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance At Last Fiscal Year ($)
Michael A. Weiss(1)	—	—	—	—	—
Matthew C. Moellering	30,880	77,236	21,358	—	330,028
Fran Horowitz-Bonadies	31,734	85,407	33,683	—	499,627
John J. (“Jack”) Rafferty	28,560	80,592	213,067	—	2,946,222
David G. Kornberg	25,946	67,600	35,036	—	513,276

(1)	Under his employment agreement, Mr. Weiss became eligible for company retirement plans in 2010 and opted to not participate.
(2)	These amounts were included in the All Other Compensation column of the Summary Compensation Table.
(3)	The above-market portion of these earnings was included in the Nonqualified Deferred Compensation Earnings column of the Summary Compensation Table.

Employment and Other Agreements

The Compensation and Governance Committee believes that our current severance arrangements protect stockholder interests by retaining management should periods of uncertainty arise. Because our severance arrangements are structured to serve the above purposes and because severance agreements represent a contractual obligation of our company, decisions relating to other elements of compensation have minimal effect on decisions relating to existing severance agreements.

These agreements generally provide that, if we fail to extend the executive’s agreement or terminate the executive’s employment without cause, or if the executive terminates the executive’s employment for good reason, the executive will continue to receive the executive’s base salary and medical and dental benefits for one year after the termination date. If the executive agrees to execute a general release of claims against our company, the executive will also be entitled to receive the amount of the incentive compensation that the executive would have otherwise received during the first year after termination.

Michael A. Weiss

We are party to an employment agreement with Mr. Weiss, our President and Chief Executive Officer. Under the terms of his employment agreement, effective February 1, 2010, Mr. Weiss is entitled to an annual base salary of $1,000,000, subject to annual review thereof by our Compensation and Governance Committee for potential increase. Mr. Weiss is also eligible to earn a short-term, performance-based cash incentive payment for each six-month operating season.

Mr. Weiss is also eligible to receive benefits in accordance with the standard benefit plans we provide to our other senior executives. In addition, we provide Mr. Weiss with the use of a private jet for his business-related travel (necessitated primarily by his frequent trips to our New York design studio) and for up to 100 hours of his personal travel, along with a tax gross-up payment to Mr. Weiss on the income associated therewith. Mr. Weiss is also entitled to up to four weeks of paid time off and reimbursement for all business travel, entertainment and other business expenses, including a reasonable daily reimbursement allowance for the business use of his private residence in New York, New York, which he uses when required to be at our New York design studio, along with a tax gross-up payment to Mr. Weiss on the income associated therewith, if any.

Mr. Weiss’ employment continues until the earlier of his resignation (with or without good reason), death or disability, or termination by us (with or without cause). If we terminate Mr. Weiss’ employment without cause or Mr. Weiss resigns for good reason, Mr. Weiss is entitled to receive severance equal to (1) twelve months of his then-current base salary payable within sixty days and continuation of his medical and dental benefits, (2) a guaranteed bonus payment equal to 100% of his then-current base salary, and (3) a short-term performance-based cash incentive payment for the season in which Mr. Weiss’ employment was terminated if Mr. Weiss would have otherwise been entitled to receive such bonus (prorated based on the number of days Mr. Weiss was employed during the season in which any such termination may occur). The foregoing amounts are payable at such times as Mr. Weiss would have otherwise been entitled to receive them had his employment not been terminated. Mr. Weiss’ receipt of severance is contingent upon execution of a general release of any and all claims arising out of or related to his employment with us and the termination of his employment.

Mr. Weiss has also agreed to customary restrictions with respect to the use of our confidential information and has agreed that all intellectual property developed or conceived by Mr. Weiss while he is employed by us which relates to our business is our property. During the term of Mr. Weiss’ employment with us and during the twelve-month period immediately thereafter, Mr. Weiss has agreed not to (1) solicit or hire any of our employees, (2) induce or attempt to induce any supplier, licensee, licensor or other material business relation of ours to cease doing business with us, or (3) participate (whether as an officer, director, employee or otherwise) in any competitive business (subject to Mr. Weiss’ ability to serve as a member of the board of directors of certain agreed-upon public companies). During any period in which Mr. Weiss has breached the above restrictions, we have no obligation to pay Mr. Weiss any severance described above.

If any payment by us to Mr. Weiss under his employment agreement or the lapse or termination of any vesting restriction would be subject to the excise tax imposed by Code Section 4999 by reason of being “contingent on a change in ownership or control” within the meaning Code Section 280G, then Mr. Weiss shall be entitled to receive a gross-up payment from us in an amount such that after payment by Mr. Weiss of all taxes (including any penalties or interest with respect thereto) and excise tax imposed on such gross-up payment, Mr. Weiss is entitled to retain an amount of such gross-up payment equal to the excise tax imposed on any such payment under his employment agreement or the lapse or termination of any vesting restriction with respect to the units held by Mr. Weiss, his family trusts or his spouse determined to be subject to the excise tax imposed by Code Section 4999.

We have agreed to indemnify and hold Mr. Weiss harmless in any and all actions resulting from the good faith performance of his duties and obligations with us.

All Other NEOs

We have entered into the below described employment agreements with all other NEOs. The term of each of these employment agreements is five years with automatic renewals thereafter on a year-to-year basis unless we or the applicable executive provides prior written notice of non-renewal. Notwithstanding the foregoing, the employment agreements may be terminated in the case of the applicable executive’s resignation, death or disability or termination by us.

Each such employment agreement provides for an annual base salary that is subject to annual review by us for potential increase, as well as short-term, performance-based cash incentive payment opportunities for each six-month operating season based on a percentage of the applicable executive’s base salary. See “—Compensation Discussion and Analysis—Elements of Compensation—Performance-Based Cash Incentives.”

In addition, each such employment agreement provides that the applicable executive is eligible for equity-based compensation awards that are commensurate with his or her performance and position. Each such executive is also entitled to participate in all employee benefit plans that we maintain and make available to our senior executives and is entitled to paid time off in accordance with our policies as in effect from time to time.

Each such employment agreement provides that, if we fail to extend the executive’s agreement or terminate the executive’s employment without cause, or if the executive terminates the executive’s employment for good reason, the executive will continue to receive one year of his or her then-current base salary and (subject to certain exceptions) medical and dental benefits during the one-year period following such termination. If the executive agrees to execute a general release of claims against our company, the executive will also be entitled to receive the amount of the cash incentive compensation that the executive would have otherwise received during the first year after termination.

Potential Payments Upon Termination and Change in Control

The information below describes and quantifies certain compensation that would become payable under employment agreements with the following NEOs if, as of January 29, 2011, his/her employment with us had been terminated. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different. Factors that could affect these amounts include the timing during the year of any such event. Further, the information below does not incorporate the terms of any agreement entered into after January 29, 2011.

Michael A. Weiss

Component	Voluntary Resignation ($)	Involuntary without Cause or Voluntary with Good Reason		Involuntary without Cause following Change in Control ($)	Disability ($)(3)	Retirement ($)
		Without Signed Release ($)	With Signed Release ($)
Base Salary	—	—	1,000,000	1,000,000	1,000,000	—
Bonus(1)	—	—	2,200,000	2,200,000	—	—

Total Cash Severance	—	—	3,200,000	3,200,000	1,000,000	—
Value of Accelerated Equity	—	—	—	—	—	—
Benefits and Perquisites(2)	—	—	10,532	10,532	9,149	—

Total Severance(4)	—	—	3,210,532	3,210,532	1,009,149	—

(1)	This amount includes a guaranteed bonus payment of $1.0 million and the Fall 2010 performance-based cash compensation plan payout of $1.2 million.
(2)	Estimates for benefits and perquisites include the continuation of medical and dental.
(3)	If Mr. Weiss became permanently and totally disabled on January 29, 2011, he would receive 12 months of salary continuation from us and 9 months of benefits continuation. Additional eligible disability compensation would be provided by a third-party insurance company and not paid by us.
(4)	Based on Mr. Weiss’ compensation history with Express and the fact that none of his outstanding equity awards automatically vest on a change in control or a termination of employment, amounts payable to Mr. Weiss in connection with such events would not exceed the limitations under Section 280G of the Code, and accordingly, no gross-up payment to indemnify Mr. Weiss for any excise tax imposed by reason of exceeding the limitations under Section 280G of the Code would be required under his employment agreement if such event occurred on January 29, 2011.

Matthew C. Moellering

Component	Voluntary Resignation ($)	Involuntary without Cause or Voluntary with Good Reason		Involuntary without Cause following Change in Control ($)	Disability ($)(2)	Retirement ($)
		Without Signed Release ($)	With Signed Release ($)
Base Salary	—	500,000	500,000	500,000	500,000	—
Bonus	—	—	300,000	300,000	—	—

Total Cash Severance	—	500,000	800,000	800,000	500,000	—
Value of Accelerated Equity	—	—	—	—	—	—
Benefits and Perquisites(1)	—	13,367	13,367	13,367	11,051	—

Total Severance	—	513,367	813,367	813,367	511,051	—

(1)	Estimates for benefits and perquisites include the continuation of medical and dental, as well as the value of unvested qualified and nonqualified retirement plan balances that would become vested.
(2)	If Mr. Moellering became permanently and totally disabled on January 29, 2011, he would receive 12 months of salary continuation from us and 9 months of benefits continuation. Additional eligible disability compensation would be provided by a third-party insurance company and not paid by us.

Fran Horowitz-Bonadies

Component	Voluntary Resignation ($)	Involuntary without Cause or Voluntary with Good Reason		Involuntary without Cause following Change in Control ($)	Disability ($)(2)	Retirement ($)
		Without Signed Release ($)	With Signed Release ($)
Base Salary	—	520,000	520,000	500,000	520,000	—
Bonus	—	—	286,000	286,000	—	—

Total Cash Severance	—	520,000	806,000	806,000	520,000	—
Value of Accelerated Equity	—	—	—	—	—	—
Benefits and Perquisites(1)	—	13,367	13,367	13,367	11,051	—

Total Severance	—	533,367	819,367	819,367	531,051	—

(1)	Estimates for benefits and perquisites include the continuation of medical and dental, as well as the value of unvested qualified and nonqualified retirement plan balances that would become vested.
(2)	If Ms. Horowitz-Bonadies became permanently and totally disabled on January 29, 2011, she would receive 12 months of salary continuation from us and 9 months of benefits continuation. Additional eligible disability compensation would be provided by a third-party insurance company and not paid by us.

John J. (“Jack”) Rafferty

Component	Voluntary Resignation ($)	Involuntary without Cause or Voluntary with Good Reason		Involuntary without Cause following Change in Control ($)	Disability ($)(2)	Retirement ($)
		Without Signed Release ($)	With Signed Release ($)
Base Salary	—	455,000	455,000	455,000	455,000	—
Bonus	—	—	273,000	273,000	—	—

Total Cash Severance	—	455,000	728,000	728,000	455,000	—
Value of Accelerated Equity	—	—	—	—	—	—
Benefits and Perquisites(1)	—	13,367	13,367	13,367	11,032	—

Total Severance	—	468,367	741,367	741,367	466,032	—

(1)	Estimates for benefits and perquisites include the continuation of medical and dental, as well as the value of unvested qualified and nonqualified retirement plan balances that would become vested.
(2)	If Mr. Rafferty became permanently and totally disabled on January 29, 2011, he would receive 12 months of salary continuation from us and 9 months of benefits continuation. Additional eligible disability compensation would be provided by a third-party insurance company and not paid by us.

David G. Kornberg

Component	Voluntary Resignation ($)	Involuntary without Cause or Voluntary with Good Reason		Involuntary without Cause following Change in Control ($)	Disability ($)(2)	Retirement ($)
		Without Signed Release ($)	With Signed Release ($)
Base Salary	—	475,000	475,000	475,000	475,000	—
Bonus	—	—	261,250	261,250	—	—

Total Cash Severance	—	475,000	736,250	736,250	475,000	—
Value of Accelerated Equity	—	—	—	—	—	—
Benefits and Perquisites(1)	—	13,367	13,367	13,367	11,051	—

Total Severance	—	488,367	749,617	749,617	486,051	—

(1)	Estimates for benefits and perquisites include the continuation of medical and dental, as well as the value of unvested qualified and nonqualified retirement plan balances that would become vested.
(2)	If Mr. Kornberg became permanently and totally disabled on January 29, 2011, he would receive 12 months of salary continuation from us and 9 months of benefits continuation. Additional eligible disability compensation would be provided by a third-party insurance company and not paid by us.

Director Compensation

See “Management—Corporate Governance—Director Compensation.”

Director and Officer Indemnification and Limitation of Liability

Our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware (“DGCL”). In addition, our certificate of incorporation provides that our directors are not liable for monetary damages for breach of fiduciary duty.

In addition, we are party to indemnification agreements with each of our executive officers and directors. The indemnification agreements provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL. We are also party to indemnification priority agreements with Golden Gate and Limited Brands to clarify the priority of advancement of expenses and indemnification obligations among us, our subsidiaries and any of our directors appointed by Golden Gate or its affiliates and Limited Brands or its affiliates and other related matters.

There is no pending litigation or proceeding naming any of our directors or officers in which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

PRINCIPAL AND SELLING STOCKHOLDERS

Unless otherwise noted, the following table sets forth the beneficial ownership of our common stock immediately prior to this offering and the anticipated beneficial ownership of our common stock following this offering by:

•	each person or group who is known by us to own beneficially more than 5% of our outstanding shares of common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each selling stockholder.

Certain selling stockholders have collectively granted the underwriters an option to purchase up to 2,475,000 additional shares of our common stock, which is also noted in the table below.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof, or has the right to acquire such powers within 60 days. Common stock subject to options that are currently exercisable or exercisable within 60 days of the date of this prospectus and restricted stock units that vest within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person holding the options and restricted stock units for the purposes of computing the percentage ownership of that person and any group of which that person is a member. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Percentage of beneficial ownership is based on 88,695,471 shares of common stock outstanding for stockholders other than our executive officers and directors. Percentage of beneficial ownership of our executive officers and directors is based on 88,695,471 shares of common stock outstanding plus options exercisable within 60 days and restricted stock units that vest within 60 days of the date of this prospectus by any executive officer or director included in the group for which percentage ownership has been calculated. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is c/o Express, Inc., 1 Express Drive, Columbus, Ohio 43230. For further information regarding material transactions between us and certain of our stockholders, see “Certain Relationships and Related Party Transactions.”

	Shares Beneficially Owned Prior to This Offering		Shares To Be Sold in This Offering Assuming No Exercise of the Option to Purchase Additional Shares	Shares To Be Sold in This Offering Assuming Full Exercise of the Option to Purchase Additional Shares	Shares Beneficially Owned After This Offering Assuming No Exercise of the Option to Purchase Additional Shares		Shares Beneficially Owned After This Offering Assuming Full Exercise of the Option to Purchase Additional Shares
Name	Number	Percent	Number	Number	Number	Percent	Number	Percent
5% Stockholders:
Funds managed by Golden Gate Private Equity, Inc.(1)	38,018,594	42.9%
Limited Brands, Inc.(2)	12,672,865	14.3%
FMR LLC(3)	4,545,610	5.1%
Executive Officers and Directors:
Michael A. Weiss(4)	2,078,254	3.5%
John J. Rafferty	464,187	*
Fran Horowitz-Bonadies	450,227	*
Jeanne L. St. Pierre	445,727	*
Matthew C. Moellering	398,341	*
David G. Kornberg	365,745	*
Elliott R. Tobias	323,776	*
Lisa A. Gavales	328,476	*
Colin Campbell	271,035	*
Douglas H. Tilson	249,275	*
David C. Dominik(1)	38,018,594	42.9%
Stefan L. Kaluzny	—	—
Michael F. Devine, III	2,559	*
Mylle H. Mangum	—	—
Executive officers and directors as a group (14 persons)	44,399,153	50%
Other Selling Stockholders:
Weiss Descendents 2008 Irrevocable Trust dated March 13, 2008(5)	431,627	*
Weiss Family 2008 Irrevocable Trust Alpha dated March 13, 2008(5)	287,751	*
Weiss Family 2008 Irrevocable Trust Beta dated March 13, 2008(5)	287,751	*

*	Represents beneficial ownership of less than one percent (1%) of our outstanding common stock.
(1)	Includes shares of common stock that are held directly by Multi-Channel Retail Holdings LLC—Series G, a Delaware limited liability company, and shares of common stock held indirectly (through their respective ownership in Multi-Channel Retail Holdings LLC) by (a) Golden Gate Capital Investment Fund II, L.P., (b) Golden Gate Capital Investment Fund II-A, L.P., (c) Golden Gate Capital Investment Annex Fund II, L.P., (d) Golden Gate Capital Investment Fund II (AI), L.P., (e) Golden Gate Capital Investment Fund II-A (AI), L.P., (f) Golden Gate Capital Investment Annex Fund II (AI), L.P., (g) Golden Gate Capital Associates II-QP, L.L.C., (h) Golden Gate Capital Associates II-AI, L.L.C., (i) CCG AV, L.L.C.—Series C, (j) CCG AV, L.L.C.—Series I and (k) CCG AV, L.L.C.—Series L (the entities listed in clauses (a) through (k) above, the “Golden Gate Entities”), each of which are funds managed by Golden Gate. Golden Gate may be deemed to be the beneficial owner of the shares owned by Multi-Channel Retail Holdings LLC and the Golden Gate Entities, but disclaims beneficial ownership pursuant to the rules under the Exchange Act. Mr. Dominik is a Managing Director of Golden Gate and may be deemed to be the beneficial owner of shares owned by Multi-Channel Retail Holdings LLC and the Golden Gate Entities. Mr. Dominik disclaims beneficial ownership of any securities owned by Multi-Channel Retail Holdings LLC or the Golden Gate Entities, except, in each case, to the extent of his pecuniary interest therein. The address for Golden Gate, Multi-Channel Retail Holdings LLC, the Golden Gate Entities and Mr. Dominik is c/o Golden Gate Private Equity, Inc., One Embarcadero Center, 39th Floor, San Francisco, California 94111.
(2)	Includes shares of common stock that are owned by American Apparel Investments, Inc., which is a wholly-owned indirect subsidiary of, and controlled by, Limited Brands, Inc. The address for American Apparel Investments, Inc. is c/o Limited Brands, Inc., Three Limited Parkway, Columbus, Ohio 43230.
(3)

Includes shares of common stock that are owned by wholly-owned subsidiaries of FMR LLC (“FMR”), including Fidelity Management & Research Company (“Fidelity”), Pyramis Global Advisors, LLC (“PGA”) and Pyramis Global Advisors Trust Company (“PGAT”). Fidelity and PGA, each wholly-owned subsidiaries of FMR, are each investment advisers registered under Section 203 of the Investment Advisers Act of 1940 as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Fidelity is the beneficial owner of 3,486,200 shares. Members of the family of Edward C. Johnson 3d, Chairman of FMR, are the predominant owners, directly or through trusts, of Series B voting shares of FMR, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B stockholders have entered into a stockholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the stockholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR and therefore may be deemed the beneficial owner of all shares owed indirectly by FMR. Neither FMR nor Mr. Johnson has the sole power to vote or direct the voting of the shares owned directly by the Fidelity funds, which power resides with the funds’ Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by such Boards of Trustees. PGA is the beneficial owner of 39,000 shares. PGAT is an indirect wholly-owned subsidiary of FMR and is a bank as defined in Section 3(a) of the Exchange Act, and is the beneficial owner of 1,019,420 shares as a result of its serving as investment manager of institutional accounts owning such shares. The address for FMR, Fidelity, PGA and PGAT is 82 Devonshire Street, Boston, Massachusetts 02109.

(4)	Represents 1,014,255 shares owned by the Declaration of Trust of Michael A. Weiss dated December 22, 1998, as amended, 1,000,000 shares owned by the Michael A. Weiss Trust Agreement Gamma #2 (the “Gamma Trust”) and 7 shares owned by the Declaration of Trust of Arlene Weiss dated December 22, 1998, as amended. The Gamma Trust is a grantor retained annuity trust for the benefit of Mr. Weiss.
(5)	The beneficiaries of the Weiss Descendants 2008 Irrevocable Trust dated March 13, 2008, the Weiss Family 2008 Irrevocable Trust Alpha dated March 13, 2008 and the Weiss Family 2008 Irrevocable Trust Beta dated March 13, 2008 are descendants of Mr. Weiss. Mr. Weiss is neither a beneficiary nor a trustee of these trusts. Accordingly, Mr. Weiss disclaims any beneficial ownership of any securities owned by these trusts. The address for these trusts are c/o J.P. Morgan Securities, LLC, 100 E. Broad Street, 9th Floor, Columbus, OH 43215.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In connection with the IPO, we adopted a written policy with respect to related party transactions. Under our Related Person Transaction policy, a “Related Person Transaction” is any transaction, arrangement or relationship between us or any of our subsidiaries and a Related Person not including any transactions involving $120,000 or less when aggregated with all similar transactions. A “Related Person” is any of our executive officers, directors or director nominees, any stockholder beneficially owning in excess of 5% of our stock or securities exchangeable for our stock, any immediate family member of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is an executive officer, a partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest in such entity.

Pursuant to our Related Person Transaction policy, any Related Person Transaction must be approved or ratified by a majority of the disinterested directors on the board of directors or a designated committee thereof consisting solely of disinterested directors. In approving any Related Person Transaction, the board of directors or the committee must determine that the transaction is on terms no less favorable in the aggregate than those generally available to an unaffiliated third-party under similar circumstances.

Transactions with Related Persons, though not classified as Related Person Transactions by our policy and thus not subject to its review and approval requirements, may still need to be disclosed if required by the applicable securities laws, rules and regulations.

Other than compensation agreements and other arrangements which are described under “Executive Compensation,” and the transactions described below, since February 4, 2007, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers, stockholders beneficially owning in excess of 5% of our stock or securities exchangeable for our stock or any member of the immediate family of the foregoing persons had or will have a direct or indirect material interest.

Golden Gate Acquisition

In connection with the Golden Gate Acquisition, we entered into the following agreements:

•	a Unit Purchase Agreement pursuant to which Golden Gate acquired a controlling interest in us for $484.9 million;

•

a transition services agreement pursuant to which Limited Brands agreed to provide us with support services in various operational and administrative areas, including product sourcing services through Mast. We incurred charges under this agreement of $772.7 million, $532.2 million and $492.7 million during 2008, 2009 and 2010, respectively, of which $584.5, $464.7 million and $434.6 million related to Mast, in its capacity as a buying agent;

•	a master sublease and store leases agreement pursuant to which we lease certain stores and our New York design center from Limited Brands;

•	an advisory agreement with Golden Gate, under which we incurred fees of $4.2 million, $7.2 million and $12.8 million in 2008, 2009 and 2010, respectively; and

•

a limited liability company agreement, which included an advisory fee arrangement for Limited Brands, pursuant to which we incurred fees of $1.3 million, $2.2 million and $4.2 million during 2008, 2009 and 2010, respectively.

We have amended, replaced or terminated certain of these agreements, and we currently are party to the following agreements or arrangements with Golden Gate and/or Limited Brands:

•	a product sourcing services arrangement with Mast;

•	the master sublease and the store leases agreement discussed above pursuant to which we lease certain stores and our New York design center from Limited Brands;

•

a logistics services agreement effective as of February 1, 2010 pursuant to which an affiliate of Limited Brands provides us with transportation and delivery and other related services, and pursuant to which we lease our distribution space in Columbus, Ohio;

•	an office space lease agreement effective as of February 1, 2010 pursuant to which we lease office space from Limited Brands;

•

certain other transactions with Golden Gate described in “—Other Golden Gate Transactions” below, pursuant to which we incurred charges of $8.4 million, $19.5 million and $19.1 million in 2008, 2009 and 2010, respectively;

•

a Conversion Agreement and a Merger Agreement entered into with our controlling equity holders to effect Express, Inc.’s conversion into a corporation and the mergers effected in connection with the conversion described in the section entitled “Basis of Presentation;”

•	a Registration Agreement with an affiliate of Golden Gate, Multi-Channel Retail Holdings, LLC—Series G (“MCRH”), Limited Brands and certain management stockholders; and

•	a Stockholders Agreement with MCRH and Limited Brands.

Each of these agreements and arrangements is described in further detail below.

Purchase Agreement

Pursuant to the Unit Purchase Agreement, dated May 15, 2007 (as amended, the “Purchase Agreement”), an affiliate of Limited Brands sold 75% of the equity interests in Express Holding, LLC to an entity that is wholly-owned by Golden Gate, Express Investment Corp., for a cash payment of $484.9 million, which amount included a $34.3 million net tangible asset adjustment paid by Express Investment Corp. to Express Holding. In addition, on the closing of the Golden Gate Acquisition, we distributed to an affiliate of Limited Brands $117.0 million in loan proceeds (which amount includes the expense reimbursement paid to Limited Brands described below) from a $125.0 million term loan facility entered into with Morgan Stanley Senior Funding, Inc., as administrative agent, and certain other lenders. See “Description of Certain Indebtedness—Opco Term Loan Facility.” The Purchase Agreement also required us to pay up to $14.0 million and $7.0 million, respectively, of the reasonable out-of-pocket costs and expenses incurred by Express Investment Corp. and Limited Brands, respectively, in connection with the Golden Gate Acquisition. The expense reimbursement to which Limited Brands was entitled under the Purchase Agreement was included in the aforementioned amounts paid to it at the closing of the Golden Gate Acquisition. The purchase price for the equity interests in Express Holding was also subject to a customary adjustment following the closing of the Golden Gate Acquisition based on the amount of our net tangible assets as of the closing. Limited Brands paid Express Holding $1.9 million in connection with this adjustment.

The Purchase Agreement contains negotiated representations and warranties and covenants of each of Express Investment Corp. and Limited Brands and provides for indemnification in the event of a breach of these covenants and certain of these representations and warranties. None of the representations and warranties survived the closing of the Golden Gate Acquisition, except for claims with respect to (1) a breach of certain fundamental representations (including those made by a party as to its corporate existence, authority to enter into the Purchase Agreement, and capitalization) (the time period to bring a claim for any such breach survives until the latest date permitted by law), and (2) a breach of representations regarding financial statements and sufficiency of assets (the time period to bring a claim for any such breach expired on July 6, 2008). Covenants of the parties continue in full force and effect indefinitely or for the shorter period specified in the Purchase Agreement. Neither party has brought an indemnification claim against the other party as of the date of this prospectus.

Limited Brands Transition Services Agreements

In connection with the Golden Gate Acquisition, we entered into a transition services agreement pursuant to which Limited Brands agreed to provide us support services in various operational areas including, among other things, human resources, real estate, tax, marketing, logistics, technology and product sourcing. We also used Limited Brands to process a portion of our normal course store operating lease payments so as to minimize the potential for disruption to our landlords during the transition. The product sourcing services are provided by Mast, an affiliate of Limited Brands, and are discussed separately below. See “—Mast Services Arrangements.” The length of time the various transition services were provided ranged in duration from 3 months to 36 months. The provision of these services under the transition services agreement expired in July 2010. We incurred $188.2 million, $67.5 million and $58.1 million in charges from Limited Brands for various transition services, excluding services provided by Mast, during fiscal 2008, fiscal 2009 and fiscal 2010, respectively.

The following table provides additional detail on these transition services charges from Limited Brands.

	2008	2009	2010
Store lease payments processed by Limited Brands	$70.2	$1.0	$0.9
Payroll and related expenses processed by Limited Brands	24.6	—	—
Logistics services	50.7	42.6	47.3
Information technology	20.6	17.0	4.2
Other general and administrative expenses	22.1	6.9	5.7

Total	$188.2	$67.5	$58.1

Our outstanding liability, included in accounts payable and accrued expenses—related parties, for transition services, excluding services provided by Mast, as of January 29, 2011 was $8.6 million. The amounts we paid for the services provided pursuant to the transition services agreement, excluding services provided by Mast, varied depending on the applicable service and, in some instances, included a specified overhead charge. We were generally invoiced by Limited Brands monthly for these amounts and were generally required to pay within 30 days of the invoice. Since the Golden Gate Acquisition, we have made investments in our business so that we can operate as a standalone business. Effective July 6, 2010, Limited Brands no longer provides services to us under the transition services agreement.

Mast Services Arrangements

An affiliate of Limited Brands, Mast, currently provides us with certain support services relating to our product production and sourcing. Mast is one of the largest contract manufacturers and importers of women’s and men’s apparel in the United States and has relationships with many other third-party retailers. These services include providing us support in connection with our product costing and specifications, assisting us with vendor certification, compliance and auditing, purchase order initiation and tracking, and product delivery services, including customs and other regulatory compliance and logistics services. This arrangement with Limited Brands requires Limited Brands and us to maintain as confidential all of the confidential information provided in connection with the performance of the services. In addition, this provision prohibits us and Limited Brands from using the other party’s confidential information for their own benefit. Because of these contractual confidentiality restrictions, we do not believe that sharing competitive information with Mast or Limited Brands in connection with these arrangements places us at a disadvantage relative to Limited Brands or any of our other competitors.

For the twelve-month period ended July 6, 2010, we were obligated to purchase a minimum of 60% of our requirements for certain of our products, and related services, through Mast under the transition services agreement. After July 6, 2010, we may obtain all of our products and related services on the open market as we do with the other 40% of products not sourced through Mast. Although the transition services agreement has expired and we are no longer required to purchase minimum amounts through Mast, we anticipate no change in our sourcing strategy. We incurred charges from Mast, in its capacity as buying agent, of $584.5 million, $464.7 million and $434.6 million in fiscal 2008, fiscal 2009 and fiscal 2010, respectively. These charges from Mast primarily consisted of payments in respect of the purchase price of sourced products, with an additional sourcing fee paid to Mast to compensate them for their services. Our outstanding liability, included in accounts payable and accrued expenses—related parties, for merchandise sourcing as of January 29, 2011 was $68.3 million. We pay Mast on terms comparable to our other large unrelated sourcing vendors.

Master Sublease and Store Leases Agreement

In connection with the Golden Gate Acquisition, on July 6, 2007 we entered into a Master Sublease, a Store Leases Agreement and certain related agreements with Limited Brands and certain of its affiliates. The Master Sublease provides for Limited Brands or one of its affiliates to sublease us the space for approximately nine of our retail stores, as well as our design center in New York, New York. Fees incurred under this agreement were paid under the transition services agreement and are included in the expenses referenced above for the transition services agreement. Limited Brands has guaranteed for the benefit of the applicable landlord our performance of our obligations under each of the prime leases for these sites, including the obligation to pay rent. Under the Master Sublease, Limited Brands has agreed to cooperate with us so that we have the right and power to control all decisions in connection with the exercise or election not to exercise any and all rights of the tenant under the applicable lease agreement.

The Store Leases Agreement provides for the sublease (with us as either the subtenant or sublandlord party) of certain retail space shared by Limited Brands or one of its affiliates and us, including the retail space for certain of our stores, as well as the retail space for certain stores operated by Limited Brands or one of its affiliates. Depending on whether we or an affiliate of Limited Brands is the tenant under the applicable lease agreement, either we or an affiliate of Limited Brands are primarily responsible for the obligations under the applicable lease.

In general, the subleases effectuated pursuant to the terms of the Master Sublease and the Store Leases Agreement commenced on July 6, 2007 and expire on the day immediately preceding the day of expiration of the current term of the underlying lease agreement for the applicable retail store. In addition, the other arrangements provided for in the Master Sublease and the Store Leases Agreement (including the payment of rent and monetary expenses) mirror the terms of the underlying lease agreement with the landlord for the applicable site.

Golden Gate Advisory Agreement

In connection with the Golden Gate Acquisition, we entered into an Advisory Agreement with Golden Gate that was to expire in July 2017, with automatic one-year extensions unless either we or Golden Gate provided a termination notice to the other at least 90 days prior to the expiration of the initial or any extension term. Under this agreement, Golden Gate provided us with consulting and advisory services, including general executive and management services, support and analysis with respect to financing alternatives and finance marketing and human resources services. Under the Advisory Agreement, we reimbursed Golden Gate for reasonable out-of-pocket expenses incurred in connection with providing us consulting and advisory services and also paid an annual advisory fee equal to the greater of (1) $2.0 million per fiscal year and (2) 3% of our Adjusted EBITDA. These advisory fees were payable quarterly in advance. We incurred advisory fees of $4.2 million, $7.2 million and $12.8 million in fiscal 2008, fiscal 2009 and fiscal 2010, respectively. These expenses were recorded as other operating expenses. Upon the consummation of each transaction that resulted in a change of control of Express Parent or its subsidiaries or an acquisition, divestiture or incremental financing (above and beyond the existing amount of funded debt being replaced, whether by debt or equity financing) by or involving Express Parent or its subsidiaries (including the issuance of the Senior Notes), we were also required to pay Golden Gate a transaction fee in an amount equal to 1% of the aggregate value of any such transaction. In addition, under the LLC Agreement described below, so long as Limited Brands owned any of Express Parent’s equity interests, we were obligated to make a cash payment to it equal to a portion of the periodic quarterly advisory fees paid to Golden Gate under the Advisory Agreement, which payment was determined based on the amount of Express Parent’s equity interests it held relative to that held by Golden Gate. In connection with the Refinancing Transactions, we paid Golden Gate $2.5 million in transaction advisory fees. In connection with the IPO, we paid Golden Gate $10.0 million in connection with terminating this agreement and Limited Brands $3.3 million to terminate their advisory fee arrangement under the LLC Agreement but did not pay a separate 1% transaction fee.

Logistics Services Agreement

On October 5, 2009, we negotiated a new logistics services agreement with an affiliate of Limited Brands to replace the logistics services provided to us by Limited Brands under the transition services agreement. The term of the agreement commenced on February 1, 2010 and ends on April 30, 2016 and will continue thereafter unless it is terminated by either party on no less than 24 months’ prior notice. Notwithstanding the foregoing, we have the right to terminate the agreement on 24 months’ prior notice, which may be given any time after February 1, 2011. In no event may the termination of the agreement occur between October 1 of any calendar year and the last day of February of the next calendar year.

Under the logistics services agreement, an affiliate of Limited Brands has agreed to provide us certain inbound and outbound transportation and delivery services, distribution services, and customs and brokerage services. This agreement also provides for the rental of approximately 418,000 square feet of warehouse/distribution space located in Columbus, Ohio commencing February 1, 2010, which lease replaced our current lease of 403,620 square feet in this warehouse/distribution space from an affiliate of Limited Brands. In addition, we have exercised the option to convert up to 30,000 square feet of the warehouse/distribution facility into office space. As a result, if we elect to renew our home office lease, our rent and operating expenses will be increased by an amount specified in the home office lease agreement.

The amounts we pay for the services provided pursuant to the logistics services agreement vary depending on the type of service but generally are based on the costs incurred by the Limited Brands affiliate to provide such service plus a mark-up. We pay monthly rent for the warehouse/distribution space of approximately $0.1 million (subject to a 10% increase every five years), plus operating expenses. We are generally invoiced by the Limited Brands affiliate for amounts due under the logistics services agreement monthly and are required to pay within 30 days of the invoice.

Lease Agreement for Office Space

On October 5, 2009, we and an affiliate of Limited Brands entered into an agreement for us to lease 160,519 square feet of office space located in Columbus, Ohio. This lease agreement replaces and supersedes a lease agreement we entered into at the closing of the Golden Gate Acquisition, which provided for the lease by us of the aforementioned office space. The lease agreement became effective on February 1, 2010 and has an initial term ending April 30, 2016. We also have the right to exercise a renewal option for five additional years. We are obligated to pay the Limited Brands affiliate monthly rent under the lease equal to approximately $0.1 million during the first five years of the lease with a slight increase during the remainder of the lease term and the optional renewal period, plus operating expenses.

LLC Agreement

On June 26, 2008, as part of the corporate reorganization described below, each member of Express Parent (including an affiliate of Limited Brands) entered into a limited liability company agreement with Express Parent. This agreement governed the management of Express Parent and the ownership and transfer of equity interests of Express Parent, which were referred to as “units.”

Under the LLC Agreement, each member was required to take all actions (including voting its units) to cause the membership of Express Parent’s board of managers to be composed of five managers. Limited Brands (through its affiliates) had the right to designate two managers as long as it owned at least 50% of the units it acquired in the Golden Gate Acquisition and one manager as long as it owned at least 25% of the units it acquired in the Golden Gate Acquisition. Golden Gate had the right to designate three managers as long as it owned at least 50% of the units it acquired in the Golden Gate Acquisition and two managers as long as its owned at least 25% of the units it acquired in the Golden Gate Acquisition. In the event our chief executive officer had not been designated as a manager by either Limited Brands or Golden Gate, he or she was to be an ex-officio, non-voting member of the board of managers.

The LLC Agreement provided that until the earlier of such time as (1) Express Parent or any of its subsidiaries had consummated an initial public offering of at least 15% of its outstanding equity interests after giving effect to the initial public offering which yielded gross proceeds of at least $200.0 million (a “Qualified IPO”) and (2) the first date when Limited Brands owned less than 20% of Express Parent’s outstanding equity interests, we could not take certain actions without Limited Brands’ prior written approval, including changing the size of the board of directors, the designation of any subcommittee of the board of directors, changing Express Parent’s or any of its subsidiaries’ organizational documents, the transfer of less than all of the equity interests of any subsidiary of Express Parent, changing our fiscal year, selecting or removing our principal auditors (unless certain named auditors were selected following such removal), certain issuances of securities, filing for insolvency or winding up or dissolving Express Parent or its subsidiaries, effecting an initial public offering that was not a Qualified IPO, certain mergers and similar transactions, certain sales of all or substantially all of Express Parent’s or any of its subsidiaries’ assets or equity, entering into certain transactions with Express Parent’s equity holders or their affiliates and changing our line of business.

Under the LLC Agreement, certain of our equity holders had registration rights. At any time following the earlier of (1) 180 days after the effective date of the registration statement for our proposed initial public offering and (2) the expiration of any lock-up period in connection with our proposed initial public offering, each of Golden Gate, Limited Brands and our President and Chief Executive Officer, Michael A. Weiss, Mr. Weiss’ spouse and certain of Mr. Weiss’ family trusts (collectively, the “Weiss Holders”) and other holders of our Class L Units could demand that we register under the Securities Act the shares of our common stock held by them. We were required to use our reasonable best efforts to effect and maintain the registration of the securities requested to be registered by Golden Gate, Limited Brands, the Weiss Holders and/or such other holders, as applicable, as well as any securities we elected to register. Each of Golden Gate, Limited Brands, the Weiss Holders and such other holders were entitled to no more than three long-form demand registrations and an unlimited number of short-form demand registrations. The aforementioned registration rights were subject to standard underwriter cutbacks and other customary limitations.

In addition, following the completion of an initial public offering, if we proposed to file a registration statement in connection with a public offering of our common stock, then, subject to certain limited exceptions, each of Golden Gate, Limited Brands, the Weiss Holders and other holders of our Class L Units had piggyback registration rights pursuant to which we were required to use our reasonable best efforts to register such number of securities as they requested. These registration rights were also subject to customary cutbacks and other limitations.

We were required to pay all fees and expenses incurred in connection with the aforementioned registrations, except that we were not required to pay any underwriting discounts or commissions or transfer taxes relating to the transfer of securities by any persons other than us. In addition, in connection with the aforementioned registrations, each of Golden Gate, Limited Brands, the Weiss Holders and other holders of our Class L Units had to consent and comply with any lock-up restrictions that were reasonably requested by the managing underwriters of such offering, regardless of whether such person’s securities were included in such registration. In connection with the grant of these registration rights, we, Golden Gate, Limited Brands, the Weiss Holders and other holders of our Class L Units entered into customary cross-indemnification and contribution agreements with respect to the registration of our common stock.

Furthermore, under the LLC Agreement, Limited Brands was entitled to receive a cash payment (at the same time payments were made under the Advisory Agreement with Golden Gate) equal to the product of (i) the amount of the advisory fees actually paid in cash by us and our subsidiaries under the Advisory Agreement and (ii) the quotient of the number of units held by Limited Brands over the number of units held by Golden Gate at the time of payment of such fees. In connection with the IPO, we paid Limited Brands $3.3 million in connection with terminating this agreement.

Other Golden Gate Transactions

From time to time we enter into various transactions with affiliates of Golden Gate. The LLC Agreement required that, prior to entering into transactions with affiliated parties, our board of directors determine that the terms of the transaction were substantially similar to those that would be obtained with an unaffiliated third-party. From December 26, 2007 until August 9, 2010, we were party to an agreement with Appleseeds Intermediate Holdings (“Appleseeds”), an affiliate of Golden Gate, under which Appleseeds provided us with services related to our e-commerce business, including warehouse and fulfillment services. On August 9, 2010 in connection with the transition of our e-commerce fulfillment operations to Groveport, Ohio from Warren, Pennsylvania in August 2010, Trilogy Fulfillment (formerly known as Groveport, LLC), another Golden Gate affiliate, assumed Appleseeds’ obligations under this agreement. During fiscal 2008, fiscal 2009 and fiscal 2010, we incurred charges in the amount of $7.8 million, $19.2 million and $18.7 million for services rendered under this agreement, respectively. On March 25, 2010, we elected to prepay Appleseeds $10.2 million for services from April 2010 through January 2011 in exchange for a 9% discount on the services Appleseeds provided to us. This prepayment has been exhausted through services rendered. In addition, during fiscal 2008, fiscal 2009 and fiscal 2010, we purchased software licenses and consulting and software maintenance services from affiliates of Golden Gate in the amount of $0.6 million, $0.3 million and $0.3 million, respectively. Our outstanding liability, included in accounts payable and accrued expenses—related parties, for services rendered by affiliates of Golden Gate as of January 29, 2011 was $3.0 million. In addition, we provide certain real estate services, including assistance with lease negotiations and site identification, to certain affiliates of Golden Gate. We have continued to operate in the ordinary course of business, including with respect to our transactions with affiliates of Golden Gate, after completing the IPO on May 18, 2010.

2008 Corporate Reorganization

On June 26, 2008, we completed a corporate reorganization. In connection with the 2008 reorganization, on June 26, 2008, Express Topco entered into the $300.0 million Topco credit facility, which was subsequently prepaid using proceeds of both the issuance of the Senior Notes and the IPO.

On June 26, 2008, Express Topco borrowed $200.0 million under the Topco credit facility. KKR SCF Loan Administration, LLC was the administrative agent, and originally held $100.0 million of the Term B Loan and $100.0 million of the Term C Loan under the Topco credit facility. The terms of this facility, including the interest rates of 13.5% per annum for the Term B Loan and 14.5% for the Term C Loan, were established through negotiations between us and KKR SCF Loan Administration, LLC, which is not affiliated with our company. In 2008, based upon our board of directors receiving various proposals from other third parties for financings similar to the Topco credit facility and our board of director’s understanding of the debt markets at that time, we determined that the terms of the Topco credit facility, including the interest rates, were comparable to terms available from other lenders at that time. The Topco credit facility provided for higher interest rates relative to the Opco credit facilities because, among other things, the Topco credit facility was effectively subordinated to the borrowings under the Opco credit facilities and the proceeds were used to pay a distribution to equity holders. On or about July 15, 2008, Express Topco borrowed an additional $100.0 million under the Topco credit facility. Total proceeds from these borrowings were $300.0 million, less an original issue discount of $6.0 million and fees and expenses of $4.5 million, resulting in net proceeds of $289.5 million. On or about July 15, 2008, Express Topco made a distribution to Express Parent of $289.5 million with the net proceeds of the foregoing borrowings. Immediately following its receipt of such proceeds, Express Parent made a distribution of $289.5 million to its equity holders in accordance with the provisions of the LLC Agreement. See “—Golden Gate Acquisition—LLC Agreement.” On March 5, 2010, the Term C Loan was prepaid in full in connection with the issuance of the Senior Notes. On May 18, 2010, the Term B Loan was prepaid in full in connection with the IPO.

An affiliate of Golden Gate, GGC Unlevered Credit Opportunities, LLC, was a lender under the Topco credit facility and was owed approximately $50.0 million in the original principal amount of the Term B Loan and $50.0 million in the original principal amount of the Term C Loan, which indebtedness had the same terms, including interest rates, as the loans held by the other lenders, including KKR SCF Loan Administration, LLC, under the Topco credit facility. A separate affiliate of Golden Gate purchased an additional $8.3 million of principal amount of Term B Loan on April 8, 2010. In 2008, Express Topco paid interest equal to $2.9 million in cash to GGC Unlevered Credit Opportunities, LLC pursuant to the terms of the Topco credit facility. In 2009, Express Topco paid interest equal to $14.4 million in cash to GGC Unlevered Credit Opportunities, LLC pursuant to the terms of the Topco credit facility, which included the payment in full of all payment-in-kind interest that we accrued in 2008 and 2009. In 2010, the amount of interest and prepayment fees paid to GGC Unlevered Credit Opportunities, LLC and the other Golden Gate affiliate was $10.1 million. The amount of interest and prepayment fees paid to GGC Unlevered Credit Opportunities, LLC and the other Golden Gate affiliate were equal to their pro rata shares of the total interest and fees paid by Express Topco pursuant to the terms of the Topco credit facility based on the amount loaned by GGC Unlevered Credit Opportunities, LLC and the other Golden Gate affiliate relative to the other lenders.

Employment Agreements

We have entered into employment agreements with Michael Weiss, our President and Chief Executive Officer, and other executives. See “Executive Compensation—Employment and Other Agreements.”

Equity Incentive Program

We have entered into equity purchase agreements with various members of our senior management, including with Michael Weiss, our President and Chief Executive Officer, in connection with our equity incentive program. In addition, members of our senior management executed promissory notes in favor of Express Holding to satisfy a portion of the purchase price for the equity, each of which was repaid in full by each member of management effective as of February 9, 2010. See “Executive Compensation—Compensation Discussion and Analysis—Elements of Compensation—Equity Incentives—Summary of Our Prior Plan.”

Senior Notes

On March 5, 2010, investment funds managed by affiliates of Golden Gate purchased $50.0 million of Senior Notes at a purchase price per note equal to 98.599% of the face value of the Senior Notes (the offering price) less the discount at which the initial purchasers purchased the Senior Notes.

Reorganization as a Corporation

On May 12, 2010, we converted from a Delaware limited liability company into a Delaware corporation and changed our name from Express Parent LLC to Express, Inc. As was required by the LLC Agreement, the conversion was approved by our board of managers. Once a reorganization to a corporate form was approved by our board of managers, the LLC Agreement allowed certain of our equity holders to specify the manner of our Reorganization as a corporation. As a result, we entered into a binding and enforceable conversion agreement with certain of our equity holders that documented their election to have the reorganization to a corporation take the form of a statutory conversion, and also provided that the conversion would occur immediately after the effectiveness of the registration statement for the IPO without any further action on the part of our board of managers or equity holders. Immediately after the conversion, all of our outstanding Class L Common Units, Class A Common Units and Class C Common Units were automatically converted into shares of our common stock based on their relative rights as set forth in the LLC Agreement. Any shares of common stock received in exchange for unvested Class A Common Units and Class C Common Units are subject to the same vesting restrictions that the Class A Common Units and Class C Common Units were subject to prior to the conversion. In addition, shares of common stock received in exchange for units that were subject to repurchase rights continue to be subject to the same repurchase rights that the units were subject to prior to the conversion.

Prior to our registration statement on Form S-1 (File No. 333-164906) for the IPO being declared effective on May 12, 2010, (1) EIC, the holding company that held 67.3% of our equity interests on behalf of certain investment funds managed by Golden Gate, and (2) the Management Holding Companies that directly or indirectly held 6.1% of our equity interests on behalf of certain members of management, merged with and into us. In connection with the conversion and these mergers, Golden Gate (indirectly through a limited liability company) and certain members of our management received, in exchange for their equity interests in the entities being merged into us, the number of shares of our common stock that they would have held had they held our equity interests directly.

In connection with the Reorganization, we entered into the following agreements:

Conversion Agreement and Merger Agreement

We entered into a Conversion Agreement and a Merger Agreement with our controlling equity holders to effect our conversion into a corporation and the mergers described above. Concurrently with the consummation of the conversion into a corporation, the LLC Agreement was terminated (other than the provisions thereof relating to certain pre-closing tax matters and liabilities for breaches of the LLC Agreement). Concurrently with the completion of the IPO, the Advisory Agreement was terminated. As noted above, in connection with the termination of the advisory arrangements with Golden Gate and Limited Brands, we paid Golden Gate an amount equal to $10.0 million and Limited Brands an amount equal to $3.3 million.

In the Merger Agreement, the companies that merged into us represented and warranted that they do not have any liabilities, operations or businesses other than activities related to holding our common stock and other than liabilities for (i) deferred income taxes that reflect only timing differences between the treatment of items for accounting and income tax purposes and (ii) income taxes with respect to pre-closing periods which are not yet due and payable and for which we are fully indemnified. The mergers were structured so that we did not acquire any assets (other than certain income tax receivables and an amount of cash that has been estimated in good faith to be sufficient to pay all pre-closing income taxes of the entities to be merged into us) or become responsible for any liabilities other than (i) deferred income taxes that reflect only timing differences between the treatment of items for accounting and income tax purposes and (ii) income taxes with respect to pre-closing periods which are not yet due and payable and for which we are fully indemnified. An affiliate of Golden Gate, MCRH, will indemnify us with respect to any liabilities (including tax liabilities related to pre-closing periods, other than with respect to deferred income tax liabilities that reflect only timing differences between the treatment of items for accounting and income tax purposes) of EIC that we acquired in the merger. Members of our management who hold equity in the Management Holding Companies will indemnify us with respect to any liabilities (including tax liabilities related to pre-closing periods, other than with respect to deferred income tax liabilities that reflect only timing differences between the treatment of items for accounting and income tax purposes) of the Management Holding Companies that we acquired in the merger. Any assets (other than certain income tax receivables and an amount of cash that has been estimated in good faith to be sufficient to pay all pre-closing income taxes of the entities to be merged into us) in the entities to be merged into us were distributed to the investors in those entities prior to the mergers.

Registration Rights Agreement

We entered into the Registration Rights Agreement that provides Golden Gate, Limited Brands and certain management stockholders, including each of our NEOs, with substantially equivalent registration rights as these holders had under the LLC Agreement that was terminated in connection with the Reorganization. Under the Registration Rights Agreement, Golden Gate, Limited Brands and certain management stockholders have agreed to comply with any lock-up restrictions reasonably requested by the managing underwriter of any underwritten offering of our securities, including a 90-day lock-up in connection with this offering that prohibits us from effecting any other public sale or distribution of our common stock for 90 days after the effective date of this registration statement. Subject to the terms and conditions set forth in the Registration Rights Agreement and the lock-up agreements, Golden Gate and Limited Brands will have the right to request three long-form demand registrations and an unlimited number of demand registrations on Form S-3. In addition, Golden Gate, Limited Brands and certain management stockholders, including each of our NEOs, have piggyback registration rights in connection with offerings initiated by us, Golden Gate or Limited Brands. The registration rights are subject to customary cutbacks and other limitations.

At any time after the date we are eligible to file a registration statement on Form S-3, Golden Gate or Limited Brands may request that we file a shelf-registration statement with respect to their common stock. We are required to pay all fees and expenses incurred in connection with the aforementioned registrations, except that we are not required to pay any underwriting discounts or commissions or transfer taxes relating to the transfer of securities by any persons other than us.

Under the Registration Rights Agreement, Golden Gate, Limited Brands and management stockholders will be required to comply with any lock-up restrictions that may be reasonably requested by the managing underwriters of an offering, regardless of whether such person’s securities are included in a registration, and will be subject to customary cross-indemnification and contribution arrangements with respect to the registration of our common stock.

Stockholders Agreement

We entered into a Stockholders Agreement with Golden Gate and Limited Brands. Under the Stockholders Agreement, Golden Gate has the right to nominate (1) three directors to our board of directors, so long as Golden Gate holds at least 50% of the number of shares of our common stock held by Golden Gate immediately prior to the completion of the IPO, or 26,321,259 shares, and (2) two directors, so long as Golden Gate holds at least 25% of the number of shares of our common stock held by Golden Gate immediately prior to the completion of the IPO, or 13,160,629 shares. Limited Brands has the right to nominate (1) two directors to our board of directors, so long as Limited Brands holds at least 50% of the number of shares of our common stock held by Limited Brands immediately prior to the completion of the IPO, or 8,773,753 shares, and (2) one director, so long as Limited Brands holds at least 25% of the number of shares of our common stock held by Limited Brands immediately prior to the completion of the IPO, or 4,386,876 shares. The Stockholders Agreement requires Golden Gate and Limited Brands to vote their shares of common stock in favor of those persons nominated pursuant to rights under the Stockholders Agreement. We are required to use commercially reasonable efforts to cause the nominees to be included in the Board of Directors’ slate of nominees and in our annual proxy statement, subject to certain exceptions.

The Stockholders Agreement restricts Golden Gate’s ability to make distributions of our common stock without consideration to the partners of investment funds managed by Golden Gate and restricts Limited Brands’ ability to make distributions of our common stock without consideration to its stockholders, in each case during the eighteen-month period following the completion of the IPO. The Stockholders Agreement does not otherwise restrict the ability of Golden Gate or Limited Brands to transfer our common stock. The Stockholders Agreement also requires Golden Gate and Limited Brands to maintain the confidence of our confidential information and use it only in connection with their investment in us and for purposes of our business. As a result, the terms of the Stockholders Agreement prohibit Golden Gate and Limited Brands from using our confidential information in the operation of their own businesses (other than for investment decisions made with respect to the equity they own in our company), including in a manner that would be detrimental to our business. The Stockholders Agreement gives Limited Brands rights to receive certain of our financial information until such time that Limited Brands ceases to account for its investment in us pursuant to the equity method of accounting and such financial information will be subject to the confidentiality obligations in the agreement. Limited Brands ceased to account for its investment in us pursuant to the equity method of accounting in July 2010. As such, Limited Brands no longer receives such financial information.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Opco Revolving Credit Facility

On July 6, 2007, Express Holding, as parent guarantor, and Express, LLC, as borrower, entered into a $200.0 million secured Asset-Based Loan Credit Agreement with Wells Fargo Retail Finance, LLC, as administrative agent, and certain other lenders. The Opco revolving credit facility is available to be used for working capital and other general corporate purposes and is scheduled to expire on July 6, 2012. The Opco revolving credit facility, as amended, allows for swing line advances of up to $30.0 million and up to $45.0 million to be available in the form of letters of credit. At any time that the foregoing conditions to borrowings are not met, or after the occurrence and during the continuance of an event of default, the administrative agent and collateral agent are authorized to make protective advances to us to (1) preserve or protect the value of the collateral securing the Opco revolving credit facility, (2) enhance the likelihood or maximize the amount of repayment under the Opco revolving credit facility or (3) pay certain amounts payable by us pursuant to the Opco revolving credit facility, provided that such protective advances shall not exceed at any time the lesser of $20.0 million and 10% of the borrowing base if made pursuant to clauses (1) and (2).

On February 5, 2010, Express Holding and Express, LLC entered into an amendment to the Opco revolving credit facility that became effective March 5, 2010 in connection with the issuance of the Senior Notes. The amendment, among other things, (1) permitted the issuance of the Senior Notes and the guarantees thereof by Express Holding and Express, LLC’s subsidiaries, (2) increased the applicable interest rate margins and unused line fee, (3) permitted a distribution by Express, LLC to allow Express Topco to prepay the Term C Loan under the Topco credit facility in its entirety (plus any applicable prepayment penalties and accrued and unpaid interest thereon) and Express Parent to make a cash distribution to its equity holders in an aggregate amount equal to approximately $230.0 million, (4) permitted Express, LLC to pay distributions to allow Express Topco to make regularly scheduled interest payments on the Term B Loan under the Topco credit facility and (5) permits Express Holding to own the equity interests of Express Finance Corp., the co-issuer of the Senior Notes. We paid customary amendment fees to consenting lenders in connection with the amendment.

Borrowings under the Opco revolving credit facility bear interest at a rate equal to LIBOR plus an applicable margin rate or the higher of The Wall Street Journal’s prime lending rate and 0.50% per annum above the federal funds rate, plus an applicable margin rate. The applicable margin rate is determined based on excess availability as determined with reference to our borrowing base. As a result of the amendment described above, effective March 5, 2010, the applicable margin rate for LIBOR-based advances is 2.25% per annum or 2.00% if excess availability is $100.0 million or greater, and for base rate-based advances is 1.25% per annum or 1.00% if excess availability is $100.0 million or greater. The borrowing base components are 90% of credit card receivables plus 85% of the liquidation value of eligible inventory, less certain reserves. At the end of fiscal 2008, we borrowed $75.0 million under the Opco revolving credit facility, which was reflected as a current liability on our balance sheet. This amount was paid in full during the first quarter of fiscal 2009. We had no borrowings outstanding and $163.6 million available under the Opco revolving credit facility as of January 29, 2011.

As a result of the amendment described above, effective March 5, 2010, unused line fees payable under the Opco revolving credit facility are incurred at 0.50% of the average daily unused revolving commitment during each quarter payable quarterly in arrears. Additionally, fees for outstanding letter of credit balances are at the applicable margin rate for LIBOR-based advances based on the average daily aggregate amount during the quarter of all letters of credit outstanding, payable quarterly in arrears. There is also a fronting fee payable quarterly in arrears of 0.125% based on the average daily aggregate available amount during the quarter of all letters of credit outstanding.

Interest payments under the Opco revolving credit facility are due quarterly on the last calendar day of each April, July, October and January for base rate-based advances and on the last day of the interest period for LIBOR-based advances for interest periods of one, two, three and six months (or if available to all lenders, nine or twelve months), and additionally every three months after the first day of the interest period for LIBOR-based advances for interest periods of greater than three months.

Voluntary prepayments are permitted in whole or in part, without premium or penalty, subject to certain minimum prepayment requirements and payment of costs and expenses incurred by the lenders in connection with prepayment of LIBOR-based borrowings prior to the end of the applicable interest period for such borrowings.

Express, LLC may terminate in whole or reduce in certain multiples the amount of commitments under the Opco revolving credit facility upon five business days’ notice to the lenders.

Borrowings under the Opco revolving credit facility are subject to the accuracy of representations and warranties in all material respects and the absence of any defaults.

The Opco revolving credit facility contains customary covenants and restrictions on Express Holding and its subsidiaries’ activities, including, but not limited to, limitations on the incurrence of additional indebtedness; liens, negative pledges, guarantees, investments, loans, asset sales, mergers, acquisitions and prepayment of other debt; distributions, dividends and the repurchase of capital stock; transactions with affiliates; the ability to change the nature of our business or our fiscal year; the ability to amend the terms of the Opco term loan; and permitted activities of Express Holding.

As a result of the amendment described above, effective March 5, 2010, the Opco revolving credit facility requires Express Holding to maintain a fixed charge coverage ratio of 1.00 to 1.00 if excess availability plus eligible cash collateral is less than $30.0 million.

Events of default under the Opco revolving credit facility include, but are not limited to, (1) Express, LLC’s failure to pay principal, interest, fees or other amounts under the Opco revolving credit facility when due, taking into account any applicable grace period; (2) any representation or warranty proving to have been incorrect in any material respect when made; (3) failure to perform or observe covenants or other terms of the Opco revolving credit facility subject to certain grace periods; (4) a cross-default or failure to pay certain other debt; (5) bankruptcy events; (6) unsatisfied final judgments over a threshold; (7) a change of control; (8) certain defaults under the Employee Retirement Income Security Act of 1974; and (9) the invalidity or impairment of any loan document or any security interest.

All obligations under the Opco revolving credit facility are guaranteed by Express Holding and Express, LLC’s subsidiaries and secured by a lien on substantially all of the assets of Express Holding and its subsidiaries, including owned real property; all fixtures and equipment; all intellectual property; all equity interests in Express, LLC and other subsidiaries of Express Holding; general intangibles; all of our intercompany indebtedness; all proceeds of insurance; all books and records; and all other proceeds. The lien of the Opco revolving credit facility lenders is first in priority with respect to the following: all accounts arising from the sale or other disposition of goods or services; all inventory; to the extent evidencing, governing, securing or otherwise related to the foregoing accounts and inventory, all general intangibles, chattel paper, instruments, documents, letter of credit rights and supporting obligations; all collection accounts, deposit accounts, commodity accounts, security accounts and any cash, cash equivalents or other assets in any such accounts (excluding any net cash proceeds from the sale or other disposition of any collateral as to which the Opco term loan lenders have first priority); all books, property and records related to the foregoing; and all products and proceeds of the foregoing.

Opco Term Loan Facility

On July 6, 2007, Express Holding, as parent guarantor, and Express, LLC, as borrower, entered into a $125.0 million secured term loan. The proceeds of these borrowings were used to finance, in part, the Golden Gate Acquisition and to pay transaction fees and expenses related to the Golden Gate Acquisition. Borrowings under the Opco term loan bear interest at a rate equal to LIBOR plus an applicable margin rate or the higher of The Wall Street Journal’s prime lending rate and 0.50% per annum above the federal funds rate, plus an applicable margin rate.

On February 5, 2010, Express Holding and Express, LLC entered into an amendment to the Opco term loan that became effective March 5, 2010 in connection with the issuance of the Senior Notes. The amendment, among other things, (1) permitted the issuance of the Senior Notes and the guarantees thereof by Express Holding and its subsidiaries, (2) increased the applicable interest rate margins (subject to a further increase in the event Express, LLC’s corporate family rating is not B2 or better by Moody’s and Express, LLC’s corporate credit rating is not B or better by S&P), (3) permitted a distribution by Express, LLC to allow Express Topco to prepay the Term C Loan under the Topco credit facility in their entirety (plus any applicable prepayment penalties and accrued and unpaid interest thereon) and Express Parent to make a cash distribution to its equity holders in an aggregate amount equal to approximately $230.0 million, (4) permitted Express, LLC to pay distributions to allow Express Topco to make regularly scheduled interest payments on the Term B Loan under the Topco credit facility and (5) permits Express Holding to own the equity interests of Express Finance Corp., the co-issuer of the Senior Notes. We paid customary amendment fees to consenting lenders in connection with the amendment.

The applicable margin rate is determined by Express Holding’s leverage ratio of consolidated debt for borrowed money (net of cash and cash equivalents, provided that after giving effect to the amendment described above, no more than $75.0 million of cash and cash equivalents may be netted against consolidated debt for borrowed money for this purpose), including amounts drawn under letters of credit and any synthetic debt, to Adjusted EBITDA, in effect on the first day of each interest period with respect to LIBOR-based advances and by the Leverage Ratio in effect from time to time with respect to base rate-based advances. As a result of the amendment described above, effective March 5, 2010, the applicable margin rate for LIBOR-based advances is 4.25% per annum or 4.00% if the Leverage Ratio is less than 1.00 to 1.00, and for base rate-based advances is 3.25% per annum or 3.00% if the Leverage Ratio is less than 1.00 to 1.00; additionally, these rates may be further increased by 50 basis points per annum in the event that Express, LLC fails to maintain, at the time of determination, a corporate family rating of B2 or better by Moody’s and a corporate credit rating of B or better by S&P. As of January 29, 2011, the interest rate under the Opco term loan was 4.54%.

Interest payments under the Opco term loan are due quarterly on the last calendar day of each April, July, October and January for base rate-based advances and on the last day of the applicable interest period for LIBOR-based advances for interest periods of one, two, three and six months (or if available to all lenders, nine or twelve months), and additionally every three months after the first day of the interest period for LIBOR-based advances for interest periods of greater than three months. Principal payments under the Opco term loan are due quarterly on the last business day of each April, July, October and January through July 6, 2013, in equal installments of 0.25% of the initial principal balance with the balance of principal due on July 6, 2014.

The agreement governing the Opco term loan requires that annual prepayments of principal be made within five business days after the 120th calendar day following the end of each fiscal year in the amount by which an applicable percentage of “excess cash flow” (as defined in the agreement) that corresponds to Express Holding’s Leverage Ratio, exceeds any voluntary prepayments of the Opco term loan over the fiscal year.

The Opco term loan also requires prepayments of principal with respect to (1) 100% of certain asset transfers in excess of $1.0 million per fiscal year, (2) 100% of certain debt issuances, and (3) 100% of certain other extraordinary receipts pertaining to casualty insurance and condemnation awards.

Voluntary prepayments are permitted in whole or in part, without premium or penalty, subject to certain minimum prepayment requirements and payment of costs and expenses incurred by the lenders in connection with prepayment of LIBOR-based borrowings prior to the end of the applicable interest period for such borrowings.

The Opco term loan contains customary covenants and restrictions on Express Holding and its subsidiaries’ activities, including, but not limited, to limitations on the incurrence of additional indebtedness; liens, negative pledges, guarantees, investments, loans, asset sales, mergers, acquisitions and prepayment of other debt; distributions, dividends and the repurchase of capital stock; transactions with affiliates; the ability to change the nature of our business or our fiscal year; the ability to amend the terms of the Opco revolving credit facility; and permitted activities of Express Holding. Express Holding is also required to use commercially reasonable efforts to maintain corporate family ratings and corporate credit ratings with Moody’s and S&P.

The Opco term loan also requires that Express Holding maintain a Leverage Ratio for the most recently completed reporting period (last four consecutive fiscal quarters as of the end of each quarter) of not more than 1.75 to 1.00. Express Holding was in compliance with the covenant requirement as of January 29, 2011.

Events of default under the Opco term loan include, but are not limited to, (1) Express, LLC’s failure to pay principal, interest, fees or other amounts under the Opco term loan when due, taking into account any applicable grace period; (2) any representation or warranty proving to have been incorrect in any material respect when made; (3) failure to perform or observe covenants or other terms of the Opco term loan subject to certain grace periods; (4) a cross-default or failure to pay certain other debt; (5) bankruptcy events; (6) unsatisfied final judgments over a threshold; (7) a change of control; (8) certain defaults under the Employee Retirement Income Security Act of 1974; and (9) the invalidity or impairment of any loan document or any security interest.

Effective July 6, 2007, Express, LLC entered into a receive variable/pay fixed interest rate swap agreement to mitigate exposure to interest rate fluctuations on a notional principal amount of $75.0 million of the $125.0 million variable-rate Opco term loan. The interest rate swap agreement terminated on August 6, 2010. The Opco term loan required that Express, LLC maintain interest rate hedge agreements on a notional amount of at least 50% of the term commitments of lenders under the Opco term loan for at least three years.

All obligations under the Opco term loan are guaranteed by Express Holding and Express, LLC’s subsidiaries and secured by a lien on substantially all of the assets of Express Holding and its subsidiaries, including owned real property; all fixtures and equipment; all intellectual property; all equity interests in Express, LLC and other subsidiaries of Express Holding; general intangibles; all of our intercompany indebtedness; all proceeds of insurance; all books and records; and all other proceeds. The lien of the Opco term loan lenders is first in priority with respect to the following: owned real property, fixtures and equipment; intellectual property; equity interests in Express, LLC and its subsidiaries; general intangibles, chattel paper, instruments and documents (other than any of those which are first lien collateral for the Opco revolving credit facility described above); payment intangibles that relate to real property, fixtures or equipment; intercompany debt; permits and licenses, and proceeds of insurance related to the foregoing; books and records related to the foregoing and not constituting first lien collateral for the Opco revolving credit facility described above; other collateral which is not first lien collateral for the Opco revolving credit facility described above; and all products and proceeds of the foregoing. As of January 29, 2011, there was $120.6 million outstanding under the Opco term loan.

Senior Notes

On March 5, 2010, Express, LLC and Express Finance Corp., as co-issuers, issued, in a private placement, $250.0 million of 8 3/4% Senior Notes due 2018 at an offering price of 98.599% of the face value of the Senior Notes. An affiliate of Golden Gate purchased $50.0 million of Senior Notes in the offering. Interest on the Senior Notes is payable on March 1 and September 1 of each year. A portion of the proceeds from the issuance of the Senior Notes was used to prepay all of the Term C Loan outstanding under the Topco credit facility of $150.0 million, plus prepayment penalties of $3.0 million and accrued and unpaid interest thereon of $1.9 million. The remaining proceeds, together with cash on hand, were used to make a cash distribution of approximately $230.0 million to our equity holders and pay related fees and expenses, including discounts and commissions to the initial purchasers of the Senior Notes, of $15.4 million.

Prior to March 1, 2013, a portion of the Senior Notes may be redeemed with the net proceeds of certain equity offerings at 108.75% of the principal amount plus accrued and unpaid interest with the net proceeds of certain equity offerings. At any time to March 1, 2014, the Senior Notes may be redeemed in part or in full at a redemption price equal to 100% of the principal amount plus a make-whole premium calculated in accordance with the indenture governing the Senior Notes (the “Senior Notes indenture”) and accrued and unpaid interest. On or after March 1, 2014, the Senior Notes may be redeemed in part or in full at the following percentages of the outstanding principal amount prepaid: 104.375% prior to March 1, 2015; 102.188% on or after March 1, 2015, but prior to March 1, 2016; and 100% on or after March 1, 2016.

In the event of a “Change of Control” (as defined in the Senior Notes indenture and described in the following sentence), we will be required to offer to repurchase the Senior Notes at a price equal to 101% of the principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. “Change in Control” under the Senior Notes indenture means the occurrence of any of the following: (1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Express, LLC and its subsidiaries, taken as a whole, other than to “Permitted Holders” or (2) Express, LLC becomes aware of the consummation of any transaction, the result of which is that any “Person” (as defined in the Senior Notes indenture) other than the Permitted Holders becomes the beneficial owner, directly or indirectly, of more than 50% of the voting power of Express, LLC. Both Golden Gate and Limited Brands, as well as certain of their affiliates and subsidiaries, are considered to be “Permitted Holders” under the Senior Notes indenture. In addition, we will be required to offer to repurchase the Senior Notes at a price equal to 100% of the principal amount, plus accrued and unpaid interest, if any, with “Excess Proceeds” from certain asset sales as defined under the Senior Notes indenture, if such proceeds have not otherwise been used in certain specified manners within 365 days of the date of the asset sale.

The Senior Notes indenture contains customary covenants and restrictions on the activities of Express, LLC, Express Finance Corp. and Express, LLC’s restricted subsidiaries, including, but not limited to, the incurrence of additional indebtedness; dividends or distributions in respect of capital stock or certain other restricted payments or investments; entering into agreements that restrict distributions from restricted subsidiaries; the sale or disposal of assets, including capital stock of restricted subsidiaries; transactions with affiliates; the incurrence of liens; and mergers, consolidations or the sale of substantially all of Express, LLC’s assets. The covenants in the Senior Notes indenture are subject to certain thresholds and exceptions described in the Senior Notes indenture, including exceptions that permit Express, LLC, Express Finance Corp. and Express, LLC’s restricted subsidiaries to enter into affiliate transactions with, and to make restricted payments to, Golden Gate and Limited Brands, under certain circumstances specified in the Senior Notes indenture. Certain of these covenants will be suspended if the Senior Notes are assigned an investment grade rating by both S&P and Moody’s and no default has occurred or is continuing. If either rating on the Senior Notes should subsequently decline to below investment grade, the suspended covenants will be reinstated.

Events of default under the Senior Notes indenture include, but are not limited to, (1) failure to pay principal or interest when due; (2) certain bankruptcy events; (3) failure to comply with the terms of the Senior Notes indenture after 60 days’ notice; (4) a default with respect to other indebtedness for failure to pay amounts due or which results in the acceleration of such indebtedness if the aggregate amount of such indebtedness is $20.0 million or greater; and (5) failure to pay final non-appealable judgments entered by a court aggregating in excess of $20.0 million within 60 days.

All obligations under the Senior Notes are unconditionally guaranteed by Express, Inc. and all of the domestic subsidiaries of Express, LLC, other than immaterial subsidiaries. The Senior Notes are general unsecured obligations of Express, LLC and Express Finance Corp. and rank equally in right of payment with all existing and future senior indebtedness of Express, LLC and Express Finance Corp.

In connection with the issuance of the Senior Notes, we entered into a registration rights agreement, which requires us to use commercially reasonable efforts to register notes having substantially identical terms as the Senior Notes with the SEC. On September 27, 2010, we completed an exchange of $200.0 million of the unregistered Senior Notes for registered Senior Notes having substantially identical terms as the unregistered Senior Notes. We intend to separately register the remaining $50.0 million of unregistered Senior Notes held by an affiliate of Golden Gate in accordance with the agreement.

DESCRIPTION OF CAPITAL STOCK

On May 12, 2010, we converted from a Delaware limited liability company into a Delaware corporation and changed our name from Express Parent LLC to Express, Inc. The following is a description of the material terms of our certificate of incorporation and bylaws as in effect upon completion of our conversion into a corporation. The following description may not contain all of the information that is important to you. To understand them fully, you should read our certificate of incorporation and bylaws, copies of which were filed with the SEC as exhibits to our registration statement on Form S-8, filed with the SEC on July 14, 2010 (File No. 333-168097).

Authorized Capitalization

Our authorized capital stock consists of 500.0 million shares of common stock, par value $0.01 per share, and 10.0 million shares of preferred stock, par value $0.01 per share. As of March 11, 2011, we had 88,735,895 shares of common stock issued and 88,695,471 shares of common stock outstanding. We had no shares of preferred stock issued or outstanding. In addition, an aggregate of 13,484,213 are reserved for issuance under the 2010 Incentive Plan.

As of March 11, 2011, there were options to purchase 2,633,000 shares of our common stock and 656,696 restricted stock units, each representing one share of our common stock, outstanding.

Common Stock

Voting Rights

Each share of common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Subject to any rights that may be applicable to any then outstanding preferred stock, our common stock votes as a single class on all matters relating to the election and removal of directors on our board of directors and as provided by law. Holders of our common stock will not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of common stock.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. Because we are a holding company, our ability to pay dividends on our common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness. See “Description of Certain Indebtedness.” See also “Dividend Policy.”

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other Rights

Our stockholders have no preemptive, conversion or other rights to subscribe for additional shares. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol “EXPR.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Preferred Stock

Our certificate of incorporation authorizes our board of directors to provide for the issuance of shares of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any preferred stock.

Corporate Opportunity

As permitted under the DGCL, in our certificate of incorporation, we renounce any interest or expectancy in, or any offer of an opportunity to participate in, specified business opportunities that are presented to us or one or more of our officers, directors or stockholders. In recognition that directors, officers and/or employees of Golden Gate and Limited Brands may serve as directors and/or officers of ours, and Golden Gate and its affiliates, not including us (the “Golden Gate Entities”), and Limited Brands and its affiliates, not including us (the “Limited Brands Entities”), may engage in similar activities or lines of business that we do, our certificate of incorporation provides for the allocation of certain corporate opportunities between us and the Golden Gate Entities and us and the Limited Brands Entities. Specifically, none of the Golden Gate Entities and none of the Limited Brands Entities have any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do. In the event that a director or officer of Golden Gate who is also a director or officer of ours or a director or officer of Limited Brands who is also a director or officer of ours acquires knowledge of a potential transaction or matter which may be a corporate opportunity for any of the Golden Gate Entities or Limited Brands Entities, as applicable, and us, we will not have any expectancy in such corporate opportunity, and the director or officer will not have any duty to present such corporate opportunity to us and may pursue or acquire such corporate opportunity for itself or direct such opportunity to another person. A corporate opportunity that an officer or director of ours who is also a director or officer of any of the Golden Gate Entities or Limited Brands Entities acquires knowledge of will not belong to us unless the corporate opportunity at issue is expressly offered in writing to such person solely in his or her capacity as a director or officer of ours. In addition, even if a business opportunity is presented to an officer or director of any of the Golden Gate Entities or Limited Brands Entities in his or her capacity as an officer or director of ours, the following corporate opportunities will not belong to us: (1) those we are not financially able, contractually permitted or legally able to undertake; (2) those not in our line of business; (3) those of no practical advantage to us; and (4) those in which we have no interest or reasonable expectancy. Except with respect to our directors and/or officers who are also directors and/or officers of any of the Golden Gate Entities or Limited Brands Entities, the corporate opportunity doctrine applies as construed pursuant to applicable Delaware laws, without limitation.

Antitakeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws also contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Classified Board of Directors

Our certificate of incorporation provides that our board of directors will be divided into three classes, with each class serving three-year staggered terms. In addition, our certificate of incorporation provides that directors may only be removed from the board of directors with cause and by an affirmative vote of 66 2/3% of our common stock. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our certificate of incorporation provides that special meetings of the stockholders may be called only by a resolution adopted by the affirmative vote of the majority of the directors then in office. Our bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. In addition, any stockholder who wishes to bring business before an annual meeting or nominate directors must comply with the requirements set forth in our bylaws. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock entitled to vote thereon were present and voted, unless the company’s certificate of incorporation provides otherwise. Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders may be effected at a duly called annual or special meeting of our stockholders and may not be effected by consent in writing by such stockholders.

Business Combinations with Interested Stockholders

We have elected in our certificate of incorporation not to be subject to Section 203 of the DGCL, an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are not subject to any antitakeover effects of Section 203. However, our certificate of incorporation contains provisions that have the same effect as Section 203, except that they provide that Golden Gate and any persons to whom Golden Gate sells their common stock will be deemed to have been approved by our board of directors, and thereby not subject to the restrictions set forth in Section 203.

Amendments

Any amendments to the foregoing provisions of our certificate of incorporation (except related to preferred stock) and any amendments to our bylaws require the affirmative vote of at least 66 2/3% of the voting power of all shares of our common stock then outstanding.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. The number of shares available for future sale in the public market is subject to legal and contractual restrictions, some of which are described below. The expiration of these restrictions will permit sales of substantial amounts of our common stock in the public market, or could create the perception that these sales may occur, which could adversely affect the prevailing market price of our common stock. These factors could also make it more difficult for us to raise funds through future offerings of common stock.

Sale of Restricted Shares

Upon completion of this offering, we will have 88,695,471 shares of common stock outstanding. Of these shares of common stock, the 16,500,000 shares of common stock being sold in this offering, the 14,375,000 shares sold in the 2010 secondary offering and the 16,000,000 shares sold in the IPO will be freely tradable without restriction under the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act (“Rule 144”), which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining shares of common stock that will be outstanding upon completion of this offering will be “restricted securities,” as that phrase is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 and 701 under the Securities Act, which rules are summarized below. These remaining shares of common stock that will be outstanding upon completion of this offering will be available for sale in the public market after the expiration of the lock-up agreements described in “Underwriting,” taking into account the provisions of Rules 144 and 701 under the Securities Act.

Rule 144

The shares of our common stock being sold in this offering will generally be freely tradable without restriction or further registration under the Securities Act, except that any shares of our common stock held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits our common stock that has been acquired by a person who is an affiliate of ours, or has been an affiliate of ours within the past three months, to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of shares of our common stock outstanding which will equal approximately 886,955 shares after this offering; or

•	the average weekly reported trading volume of our common stock on the NYSE for the four calendar weeks prior to the sale.

Such sales are also subject to specific manner-of-sale provisions, a six-month holding period requirement for restricted securities, notice requirements and the availability of current public information about us.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least one year beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of common stock under Rule 144 without regard to the public information requirements of Rule 144.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who acquired shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of the IPO are eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of the IPO. If such person is not an affiliate, the sale may be made subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Stock Plans

We have filed a registration statement on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under the 2010 Plan and may file additional registration statements on Form S-8 to register any additional shares that may be issuable under our 2010 Plan. Accordingly, shares registered under such registration statement are available for sale in the open market unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below.

Lock-Up Agreements

We, each of our officers and directors and the selling stockholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of the shares of common stock or securities convertible into or exchangeable for, or that represent the right to receive, shares of common stock during the period from the date this prospectus continuing through the date that is 90 days after the date of this prospectus, except with the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. See “Underwriting.”

Registration Rights

Under the Registration Rights Agreement, Golden Gate and Limited Brands each have the right to request three long-form demand registrations and an unlimited number of demand registrations on Form S-3 with respect to their shares. In addition, Golden Gate, Limited Brands and certain management stockholders have piggyback registration rights in connection with offerings initiated by us, Golden Gate or Limited Brands. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock to a non-U.S. holder that purchases shares of our common stock in this offering. For purposes of this summary, a “non-U.S. holder” means a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation (or entity treated as a foreign corporation for U.S. federal income tax purposes); or

•	a foreign estate or foreign trust.

In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner in a partnership holding our common stock, then you should consult your own tax advisor.

This summary is based upon the provisions of the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law, possibly with retroactive application, will not alter significantly the tax considerations that we describe in this summary. We have not sought and do not plan to seek any ruling from the U.S. Internal Revenue Service (the “IRS”), with respect to statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

This summary does not address all aspects of U.S. federal income taxes that may be relevant to non-U.S. holders in light of their personal circumstances, and does not deal with federal taxes other than the U.S. federal income tax or with non-U.S., state or local tax considerations. Special rules, not discussed here, may apply to certain non-U.S. holders, including:

•	U.S. expatriates;

•	controlled foreign corporations;

•	passive foreign investment companies; and

•	investors in pass-through entities that are subject to special treatment under the Code.

Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

This summary applies only to a non-U.S. holder that holds our common stock as a capital asset (within the meaning of Section 1221 of the Code).

If you are considering the purchase of our common stock, you should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income tax law or under the laws of any other taxing jurisdiction.

Dividends

In the event that we make a distribution of cash or property (other than certain stock distributions) with respect to our common stock (or certain redemptions that are treated as distributions with respect to common stock), any such distributions will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to you generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, are generally attributable to a United States permanent establishment, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements including delivery of a properly executed IRS Form W-8ECI must be satisfied for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If the amount of a distribution paid on our common stock exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of your adjusted tax basis in each such share, and thereafter as capital gain from a sale or other disposition of such share of common stock that is taxed to you as described below under the heading “Gain on Disposition of Common Stock.” Your adjusted tax basis is generally the purchase price of such shares, reduced by the amount of any such tax-free returns of capital.

If you wish to claim the benefit of an applicable treaty rate to avoid or reduce withholding of U.S. federal income tax for dividends, then you must (a) provide the withholding agent with a properly completed IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and are eligible for treaty benefits, or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that act as intermediaries (including partnerships).

If you are eligible for a reduced rate of U.S. federal income tax pursuant to an income tax treaty, then you may obtain a refund or credit of any excess amounts withheld by filing timely an appropriate claim with the IRS.

Gain on Disposition of Common Stock

You generally will not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of our common stock, unless:

•

the gain is effectively connected with a trade or business you conduct in the United States, and, in cases in which certain tax treaties apply, is attributable to a United States permanent establishment;

•

if you are an individual, you are present in the United States for 183 days or more in the taxable year of the sale or other taxable disposition, and you have a “tax home” (as defined in the Code) in the United States; or

•	we are or have been during a specified testing period a “U.S. real property holding corporation” for U.S. federal income tax purposes, and certain other conditions are met.

We believe that we have not been and are not, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes. If you are an individual described in the first bullet point above, you will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. If you are an individual described in the second bullet point above, you will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though you are not considered a resident of the United States) but may not be offset by any capital loss carryovers. If you are a foreign corporation described in the first bullet point above, you will be subject to tax on your gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of your effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

Information Reporting and Backup Withholding Tax

We must report annually to the IRS and to you the amount of dividends paid to you and the amount of tax, if any, withheld with respect to such dividends. The IRS may make this information available to the tax authorities in the country in which you are resident.

In addition, you may be subject to information reporting requirements and backup withholding tax with respect to dividends paid on, and the proceeds of disposition of, shares of our common stock, unless, generally, you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding tax with respect to payments of the proceeds from the disposition of shares of our common stock are as follows:

•

If the proceeds are paid to or through the U.S. office of a broker, the proceeds generally will be subject to backup withholding tax and information reporting, unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections (a “U.S.-related person”), information reporting and backup withholding tax generally will not apply.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S.-related person, the proceeds generally will be subject to information reporting (but not to backup withholding tax), unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

Any amounts withheld under the backup withholding tax rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the IRS.

Legislation Affecting Taxation of Common Stock Held By or Through Foreign Entities

Legislation enacted March 18, 2010 generally will impose a withholding tax of 30 percent on dividend income from our common stock and the gross proceeds of a disposition of our common stock paid to a foreign financial institution, unless such institution enters into an agreement with the United States government to collect and provide to the United States tax authorities substantial information regarding United States account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with United States owners). Absent any applicable exception, this legislation also generally will impose a withholding tax of 30 percent on dividend income from our common stock and the gross proceeds of a disposition of our common stock paid to a foreign entity that is not a foreign financial institution unless such entity provides the withholding agent with a certification identifying the substantial United States owners of the entity, which generally includes any United States person who directly or indirectly own more than 10 percent of the entity. Under certain circumstances, a non-United States holder of our common stock might be eligible for refunds or credits of such taxes, and a non-United States holder might be required to file a United States federal income tax return to claim such refunds or credits. This legislation generally is effective for payments made after December 31, 2012. Investors are encouraged to consult with their own tax advisors regarding the implications of this legislation on their investment in our common stock.

THE SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders and the underwriters, the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Piper Jaffray & Co.
Morgan Stanley & Co. Incorporated
UBS Securities LLC
Stifel, Nicolaus & Company, Incorporated
Stephens Inc.

Total	16,500,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the several underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representative has advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $ per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $ per share to other dealers. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The company estimates that its share of the total expenses of the offering will be approximately $0.8 million. In connection with the offering, the selling stockholders will only incur the underwriting discounts and commissions associated with the shares of common stock sold by the selling stockholders.

It is expected that delivery of the shares will be made against payment therefor on or about                     , 2011, which is the fourth business day following the date of pricing of the shares (this settlement cycle being referred to as “T+4”). Under Rule 15c6-1 of the U.S. Securities and Exchange Commission under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the shares on the date of pricing will be required, by virtue of the fact that the shares initially will settle in T+4, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the shares who wish to trade the shares on the date of pricing should consult their own advisor.

Overallotment Option

Certain selling stockholders have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 2,475,000 additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and the selling stockholders, our executive officers and directors have agreed, subject to certain exceptions, not to sell or transfer any common stock or securities convertible into or exchangeable or exercisable for, or that represent the right to receive, shares of common stock, for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	make any short sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	file, request or demand that we file a registration statement related to the common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock,

whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement has or later acquires the power of disposition. The 90-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the lock-up period referred to above, we issue an earnings release or announce material news or a material event or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 15-day period following the last day of the lock-up period, in which case the restrictions described above will be automatically extended until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event, as applicable, unless Merrill Lynch, Pierce, Fenner & Smith Incorporated waives, in writing, such extension.

New York Stock Exchange

The shares are listed on the NYSE under the symbol “EXPR.”

Price Stabilization, Short Positions

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representative may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ overallotment option described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, Merrill Lynch, Pierce, Fenner & Smith Incorporated may facilitate Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch, Pierce, Fenner & Smith Incorporated may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet web site maintained by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Other than the prospectus in electronic format, the information on the Merrill Lynch, Pierce, Fenner & Smith Incorporated web site is not part of this prospectus.

Other Relationships

The underwriters and their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. In particular, affiliates of Morgan Stanley & Co. Incorporated act as administrative agent and collateral agent under our Opco term loan facility, for which services we have paid, and will continue to pay, customary fees.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice To Prospective Investors In The European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), including each Relevant Member State that has implemented the 2010 PD Amending Directive with regard to persons to whom an offer of securities is addressed and the denomination per unit of the offer of securities (each, an “Early Implementing Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares will be made to the public in that Relevant Member State (other than offers (the “Permitted Public Offers”) where a prospectus will be published in relation to the shares that has been approved by the competent authority in a Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive), except that with effect from and including that Relevant Implementation Date, offers of shares may be made to the public in that Relevant Member State at any time:

A.	to “qualified investors” as defined in the Prospectus Directive, including:

(a)	(in the case of Relevant Member States other than Early Implementing Member States), legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities, or any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43.0 million and (iii) an annual turnover of more than €50.0 million as shown in its last annual or consolidated accounts; or

(b)	(in the case of Early Implementing Member States), persons or entities that are described in points (1) to (4) of Section I of Annex II to Directive 2004/39/EC, and those who are treated on request as professional clients in accordance with Annex II to Directive 2004/39/EC, or recognized as eligible counterparties in accordance with Article 24 of Directive 2004/39/EC unless they have requested that they be treated as non-professional clients; or

B.	to fewer than 100 (or, in the case of Early Implementing Member States, 150) natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive), as permitted in the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or of a supplement to a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor”, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (x) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the Subscribers has been given to the offer or resale, or (y) where shares have been acquired by it on behalf of persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer of any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71 EC (including the 2010 PD Amending Directive, in the case of Early Implementing Member States) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in Switzerland

The Shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the Shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Issuer, the Shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of Shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of Shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of Shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this document nor taken steps to verify the information set forth herein and has no responsibility for the document. The shares to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois. Certain partners of Kirkland & Ellis LLP are members of a limited partnership that is an investor in one or more investment funds affiliated with Golden Gate. Kirkland & Ellis LLP represents entities affiliated with Golden Gate in connection with legal matters. Certain legal matters will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The financial statements of Express, Inc. as of January 29, 2011 and January 30, 2010 and for the fiscal years ended January 29, 2011, January 30, 2010 and January 31, 2009 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits, contains additional relevant information about us and our common stock. The rules and regulations of the SEC allow us to omit from this document certain information included in the registration statement.

You may read and copy the reports and other information we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Room at prescribed rates. You may obtain information regarding the operation of the Public Reference Room by calling 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about companies like us, who file electronically with the SEC. The address of that website is http://www.sec.gov. This reference to the SEC’s website is an inactive textual reference only and is not a hyperlink.

We are subject to the reporting, proxy and information requirements of the Exchange Act, and are required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s Public Reference Room and the website of the SEC referred to above, as well as on our website, www.express.com. This reference to our website is an inactive textual reference only and is not a hyperlink. The contents of our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our common stock.

We will furnish our stockholders with annual reports containing audited financial statements and make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Express, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Express, Inc. and its subsidiaries at January 29, 2011 and January 30, 2010, and the results of their operations and their cash flows for each of the three years in the period ended January 29, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

March 21, 2010

Columbus, Ohio

EXPRESS, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in Thousands, Except Per Share Amounts)

	January 30, 2010	January 29, 2011
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$234,404	$187,762
Receivables, net	4,377	9,908
Inventories	171,704	185,209
Prepaid minimum rent	20,874	22,284
Other	5,289	22,130

Total current assets	436,648	427,293
PROPERTY AND EQUIPMENT	395,951	448,109
Less: accumulated depreciation	(180,714)	(236,790)

Property and equipment, net	215,237	211,319
TRADENAME/DOMAIN NAME	197,414	197,414
DEFERRED TAX ASSETS	—	5,513
OTHER ASSETS	20,255	21,210

Total assets	$869,554	$862,749

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$61,093	$85,843
Deferred revenue	22,247	25,067
Accrued bonus	22,541	14,268
Accrued expenses	73,576	91,792
Accounts payable and accrued expenses – related parties	89,831	79,865

Total current liabilities	269,288	296,835
LONG-TERM DEBT	415,513	366,157
OTHER LONG-TERM LIABILITIES	43,300	69,595

Total liabilities	728,101	732,587
COMMITMENTS AND CONTINGENCIES (Note 14)

STOCKHOLDERS’ EQUITY (Notes 1 and 11):
Preferred stock—$0.01 par value; 10,000 shares authorized; no shares issued or outstanding	—	—
Common stock—$0.01 par value; 500,000 shares authorized; 78,246 shares issued and outstanding at January 30, 2010 and 88,736 issued and 88,696 outstanding at January 29, 2011	782	887
Additional paid-in capital	140,432	77,318
Retained earnings	5,872	51,957
Treasury stock—at average cost; no shares at January 30, 2010 and 40 shares at January 29, 2011	—	—
Notes receivable	(5,633)	—

Total stockholders’ equity	141,453	130,162

Total liabilities and stockholders’ equity	$869,554	$862,749

See notes to consolidated financial statements.

EXPRESS, INC.

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in Thousands, Except Per Share Amounts)

	2008	2009	2010
NET SALES	$1,737,010	$1,721,066	$1,905,814
COST OF GOODS SOLD, BUYING AND OCCUPANCY COSTS	1,280,018	1,175,088	1,227,490

Gross profit	456,992	545,978	678,324
OPERATING EXPENSES:
Selling, general, and administrative expenses	447,071	409,198	461,073
Other operating expense, net	6,007	9,943	18,000

Total operating expenses	453,078	419,141	479,073

OPERATING INCOME	3,914	126,837	199,251
INTEREST EXPENSE	36,531	53,222	59,493
INTEREST INCOME	(3,527)	(484)	(16)
OTHER INCOME, NET	(300)	(2,444)	(1,968)

(LOSS) INCOME BEFORE INCOME TAXES	(28,790)	76,543	141,742
INCOME TAX EXPENSE	246	1,236	14,354

NET (LOSS) INCOME	$(29,036)	$75,307	$127,388

Pro forma (loss) income before income taxes (Note 12, unaudited)	(28,790)	76,543	$141,742
Pro forma income tax expense (benefit) (Note 12, unaudited)	(11,142)	29,622	58,434

Pro forma net (loss) income (Note 12, unaudited)	$(17,648)	$46,921	$83,308

(LOSS) EARNINGS PER SHARE:
Basic	$(0.40)	$1.01	$1.49
Diluted	$(0.40)	$1.00	$1.48

WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic	72,516	74,566	85,369
Diluted	72,516	75,604	86,050

PRO FORMA (LOSS) EARNINGS PER SHARE (Note 12, unaudited):
Basic	$(0.24)	$0.63	$0.98
Diluted	$(0.24)	$0.62	$0.97

PRO FORMA WEIGHTED AVERAGE SHARES OUTSTANDING (Note 12):
Basic	72,516	74,566	85,369
Diluted	72,516	75,604	86,050

See notes to consolidated financial statements.

EXPRESS, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

(Amounts in Thousands)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Treasury Stock		Notes Receivable	Total
	Shares Outstanding	Par Value			Shares	At Average Cost
BALANCE, February 2, 2008	78,212	$782	$660,550	$(40,399)	—	$—	$(5,643)	$615,290
Net loss	—	—	—	(29,036)	—	—	—	(29,036)
Distributions	—	—	(491,213)	—	—	—	—	(491,213)
Issuance of restricted shares	288	3	(3)	—	—	—	—	—
Repurchase of equity shares	(361)	(4)	(20)	—	—	—	—	(24)
Share-based compensation	—	—	2,072	—	—	—	—	2,072
Repayment of notes receivable	—	—	—	—	—	—	10	10

BALANCE, January 31, 2009	78,139	781	171,386	(69,435)	—	—	(5,633)	97,099

Net income	—	—	—	75,307	—	—	—	75,307
Distributions	—	—	(33,000)	—	—	—	—	(33,000)
Issuance of restricted shares	336	3	(1)	—	—	—	—	2
Repurchase of equity shares	(229)	(2)	(1)	—	—	—	—	(3)
Share-based compensation	—	—	2,048	—	—	—	—	2,048

BALANCE, January 30, 2010	78,246	782	140,432	5,872	—	—	(5,633)	141,453

Net income	—	—	—	127,388	—	—	—	127,388
Distributions	—	—	(141,995)	(119,005)	—	—	—	(261,000)
Dividends paid	—	—	—	(49,514)	—	—	—	(49,514)
Impact of Reorganization (Notes 1 and 11)	—	—	(86,393)	87,216	—	—	—	823
Issuance of common stock	10,500	105	159,978	—	—	—	—	160,083
Repurchase of equity shares	(10)	—	—	—	—	—	—	—
Share-based compensation	—	—	5,296	—	—	—	—	5,296
Purchase of treasury shares	(40)	—	—	—	40	—	—	—
Repayment of notes receivable	—	—	—	—	—	—	5,633	5,633

BALANCE, January 29, 2011	88,696	$887	$77,318	$51,957	40	$—	$—	$130,162

See notes to consolidated financial statements.

EXPRESS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Thousands)

	2008	2009	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(29,036)	$75,307	$127,388
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	81,410	72,434	68,557
Loss on disposal of property and equipment	1,732	545	1,996
Impairment charge	2,442	2,623	459
Bad debt expense	1,230	2,602	—
Non-cash interest expense	6,049	132	—
Change in fair value of interest rate swap	(300)	(2,444)	(1,968)
Share-based compensation	2,072	2,048	5,296
Non-cash loss on extinguishment of debt	—	—	8,781
Deferred taxes	(234)	(337)	(19,015)
Changes in operating assets and liabilities:
Receivables, net	3,195	4,167	(5,190)
Inventories	(5,553)	(1,502)	(13,505)
Accounts payable, deferred revenue, and accrued expenses	22,775	44,397	40,069
Accounts payable and accrued expenses—related parties	(54,302)	(10,181)	(9,966)
Other assets and liabilities	3,754	10,930	17,056

Net cash provided by operating activities	35,234	200,721	219,958
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(50,551)	(26,853)	(54,843)
Purchase of intangible assets	(1,250)	(20)	—

Net cash used in investing activities	(51,801)	(26,873)	(54,843)
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under short-term debt arrangements	75,000	—	—
Borrowings under Senior Notes	294,000	—	246,498
Net proceeds from equity offering	—	—	166,898
Repayments of short-term debt arrangements	—	(75,000)	—
Repayments of long-term debt arrangements	(1,250)	(7,118)	(301,563)
Costs incurred in connection with debt arrangements and Senior Notes	(3,870)	(123)	(12,211)
Costs incurred in connection with equity offering	—	(317)	(6,498)
Repurchase of equity shares	(24)	(3)	—
Repayment of notes receivable	10	—	5,633
Distributions	(491,213)	(33,000)	(261,000)
Dividends paid	—	—	(49,514)
Issuance of restricted shares	—	2	—

Net cash used in financing activities	(127,347)	(115,559)	(211,757)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(143,914)	58,289	(46,642)
CASH AND CASH EQUIVALENTS, Beginning of period	320,029	176,115	234,404

CASH AND CASH EQUIVALENTS, End of period	$176,115	$234,404	$187,762

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Description of Business and Basis of Presentation

Business Description

Express is a specialty apparel and accessories retailer of women’s and men’s merchandise, targeting the 20 to 30 year old customer. Express merchandise is sold through its retail stores and website. As of January 29, 2011, Express operated 591 primarily mall-based stores in the United States and in Puerto Rico. Additionally, the Company earns royalties from seven stores in the Middle East operated through the Development Agreement (“Development Agreement”) with Alshaya. Under the Development Agreement, Alshaya operates stores that sell Express-branded apparel and accessories purchased directly from the Company.

Fiscal Year

Our fiscal year ends on the Saturday closest to January 31. Fiscal years are referred to by the calendar year in which the fiscal year commences. All references herein to “2010”, “2009,” and “2008” represent the 52-week periods ended January 29, 2011, January 30, 2010, and January 31, 2009, respectively.

Basis of Presentation

On May 12, 2010, Express Parent LLC (“Express Parent”) converted into a Delaware corporation and changed its name from Express Parent LLC to Express, Inc. (the “Company” or “Express”). This conversion was effective May 2, 2010 for tax purposes. In connection with this conversion, all of the equity interests in Express Parent, which consisted of Class L, Class A, and Class C units, were converted into shares of common stock of the Company at a ratio of 0.702, 0.649, and 0.442, respectively. The accounting effects of the recapitalization are reflected retrospectively for all periods presented in the accompanying Consolidated Financial Statements and Notes hereto. The aforementioned events are referred to collectively as the Reorganization within these Consolidated Financial Statements.

Express Parent was formed on June 10, 2008 and acquired all of the outstanding equity interest in Express Topco LLC (“Express Topco”) which owns all of the outstanding equity interest in Express Holding LLC (“Express Holding”). Express Holding owns all of the outstanding equity interest in Express, LLC, which previously operated as a division of Limited Brands, Inc. (“Limited Brands”) prior to the acquisition by Golden Gate Private Equity, Inc. (“Golden Gate”) in 2007 (“Golden Gate Acquisition”), and Express Finance Corp. (“Express Finance”). Express Finance was formed on January 28, 2010 for the purpose of serving as co-issuer of the $250 million Senior Notes (“Senior Notes”) described in Note 8. Express, LLC is a wholly-owned subsidiary of Express Holding and conducts the operations of the Company.

On June 26, 2008, the Company entered into an exchange agreement with Express Holding, Express Topco, and other security holders, whereby the members of Express Holding contributed, transferred, assigned, and delivered all issued and outstanding equity interests of Express Holding to the Company in exchange for issuance by the Company to each Express Holding member an equivalent number of identical equity interests of the Company (the “Recapitalization”). Upon consummation of the exchange agreement, the Company and Express Topco entered into a contribution agreement, pursuant to which the Company contributed all of its equity interest in Express Holding to Express Topco as a contribution to Express Topco’s capital. Immediately following the consummation of these transactions, Express Topco entered into the Second Amended and Restated LLC Agreement of Express Holding in order to recapitalize the membership interests of Express Holding into a single class of membership units. Following the Recapitalization, the Company owned 100% of the membership interests of Express Topco, and Express Topco owned 100% of the membership interests of Express Holding. Because the Recapitalization represented a transfer of equity interests between entities under common control, the Company recognized the assets and liabilities transferred at their historical carrying amounts, similar to the pooling-of-interests method.

1. Description of Business and Basis of Presentation (continued)

Principles of Consolidation

The Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

2. Summary of Significant Accounting Policies

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period, as well as the related disclosure of contingent assets and liabilities as of the date of the Consolidated Financial Statements. Actual results may differ from those estimates. The Company revises its estimates and assumptions as new information becomes available.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits with financial institutions, and investments in U.S. treasury securities funds with an original maturity of three months or less. As of January 30, 2010 and January 29, 2011, cash, held in treasury securities, totaled $216.8 million and $168.9 million, respectively.

Payments due from banks for third-party credit card and debit card transactions for up to five days of sales, classified as cash and cash equivalents, totaled approximately $11.4 million and $11.9 million as of January 30, 2010 and January 29, 2011, respectively.

Outstanding checks not yet presented for payment amounted to $18.4 million and $31.5 million as of January 30, 2010 and January 29, 2011, respectively, and are included in accounts payable on the Consolidated Balance Sheets.

Fair Value of Financial Assets and Liabilities

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities measured at fair value are classified using the following hierarchy, which is based upon the transparency of inputs to the valuation as of the measurement date.

Level 1—Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Valuation is based upon quoted prices for similar assets and liabilities in active markets or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3—Valuation is based upon other unobservable inputs that are significant to the fair value measurement.

The Company incorporates credit valuation adjustments (“CVAs”) to appropriately reflect its non-performance risk and the respective counterparty’s non-performance risk in its fair value measurements. Although the Company has determined that the majority of the inputs used to value its derivatives, such as forward interest rates, and the Company’s and counterparty’s credit ratings, fall within Level 2 of the fair value hierarchy, the CVAs associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by itself and its counterparty. However, as of January 30, 2010, the

2. Summary of Significant Accounting Policies (continued)

Company assessed the significance of the impact of the CVAs on the overall valuation of its derivative positions and has determined that the CVAs are not significant to the overall valuation of its derivatives. As a result, the Company determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy as of January 30, 2010. There were no outstanding derivatives as of January 29, 2011.

The following table presents the Company’s assets measured at fair value on a recurring basis as of January 30, 2010 and January 29, 2011, aggregated by the level in the fair value hierarchy within which those measurements fall.

	January 30, 2010
	Level 1	Level 2	Level 3
	(in thousands)
U.S. treasury securities funds	$216,782	$—	$—
Interest rate swap	$—	$1,968	$—

	January 29, 2011
	Level 1	Level 2	Level 3
	(in thousands)
U.S. treasury securities funds	$168,929	$—	$—

The carrying amounts reflected on the Consolidated Balance Sheets for cash, cash equivalents, receivables, prepaid expenses, and payables as of January 30, 2010 and January 29, 2011 approximated their fair values.

Concentration of Credit Risk

The Company maintains cash and cash equivalents with various major financial institutions. The Company monitors the relative credit standing of these financial institutions and other entities and limits the amount of credit exposure with any one entity. The Company also monitors the creditworthiness of the entities to which it grants credit terms in the normal course of business.

Receivables, Net

Receivables consist primarily of tenant allowances from landlords and miscellaneous trade receivables, which are continuously reviewed for collectability. The Company maintains an allowance for doubtful accounts balance which totaled $3.8 million and $3.6 million as of January 30, 2010 and January 29, 2011, respectively.

Inventories

Inventories are principally valued at the lower of cost or market on a weighted-average cost basis. The Company records a lower of cost or market reserve on its inventories, which is reflected in cost of goods sold, buying and occupancy costs in the Consolidated Statements of Income, if the cost of specific inventory items on hand exceeds the amount it expects to realize from the ultimate sale or disposal of the inventory. These estimates are based on management’s judgment regarding future demand and market conditions and analysis of historical experience. The lower of cost or market adjustment to inventory as of January 30, 2010 and January 29, 2011 was $5.5 million and $6.8 million, respectively.

The Company also records an inventory shrink reserve calculated as a percentage of cost of sales for estimated merchandise inventory losses for the period between the last physical inventory count and the balance sheet date. This estimate is based on management’s analysis of historical results. The shrink reserve was $15.4 million and $15.0 million as of January 30, 2010 and January 29, 2011, respectively.

2. Summary of Significant Accounting Policies (continued)

Advertising

Advertising production costs are expensed at the time the promotion first appears in media, store, or on the website. Costs to publish or broadcast the promotion are expensed when incurred. Total advertising expense totaled $57.6 million, $53.7 million and $72.6 million in 2008, 2009, and 2010, respectively. Advertising costs are included in selling, general, and administrative expenses in the Consolidated Statements of Income.

Private Label Credit Card Rewards

The Company has a credit card agreement (the “Card Agreement”) with a third party to provide customers with private label credit cards. Each private label credit card bears the logo of the Express brand and can be used at any of the Company’s retail store locations or website. A third-party financing company is the sole owner of the accounts issued under the private credit card program and absorbs the losses associated with non-payment by the private label card holders and a portion of any fraudulent usage of the accounts. The Company receives reimbursement funds for expenses incurred from the third-party financing company in accordance with the Card Agreement based on usage of the private label credit cards. These reimbursement funds are used to fund marketing programs associated with the private label credit card. Income is recognized when the amounts are fixed or determinable and collectability is reasonably assured, which is generally at the time that the actual usage of the private label credit cards or specified transaction occurs. The income related to these private label credit cards is classified in selling, general, and administrative expenses in the Consolidated Statements of Income.

Card holders earn reward certificates that result in discounts on future purchases. Upon reaching the target-earned threshold, card holders receive reward certificates for these discounts that expire within three months of issuance, at which time the certificate is forfeited. The Company accrues the anticipated redemptions of the discount earned. To calculate this expense, the Company estimates margin rates and makes assumptions related to card holder redemption rates, which are both based on historical experience. The accrued liability as of January 30, 2010 and January 29, 2011 was $3.5 million and $4.4 million, respectively, and is included in accrued expenses on the Consolidated Balance Sheets.

Property and Equipment, Net

Property and equipment are stated at cost. Depreciation of property and equipment is computed on a straight-line basis, using the following useful lives:

Category	Depreciable Life
Software, including software developed for internal use	3 years
Store related assets and other property and equipment	3 – 10 years
Leasehold improvements	Shorter of lease term or 10 years

When a decision is made to dispose of property and equipment prior to the end of the previously estimated useful life, depreciation estimates are revised to reflect the use of the asset over the shortened estimated useful life. The cost of assets sold or retired and the related accumulated depreciation are removed from the accounts with any resulting gain or loss included in other operating expense, net, in the Consolidated Statements of Income. Maintenance and repairs are charged to expense as incurred. Major renewals and betterments that extend useful lives are capitalized.

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The reviews are conducted at the store asset level, the lowest identifiable level of cash flow. If the estimated undiscounted future cash flows related to the property and equipment are less than the carrying value, the Company recognizes a loss equal to the difference between the carrying value and the fair value, usually determined by the estimated discounted cash flow analysis of the

2. Summary of Significant Accounting Policies (continued)

asset. Factors used to assess the fair value of property and equipment include, but are not limited to, management’s plans for future operations, brand initiatives, recent operating results, and projected future cash flows. The Company recorded impairment charges related to store leasehold improvements of $2.4 million, $2.6 million, and $0.5 million in 2008, 2009, and 2010, respectively. Impairment charges are included in cost of goods sold, buying and occupancy costs in the Consolidated Statements of Income.

Intangible Assets

The Company has intangible assets, primarily its tradename resulting from the Golden Gate Acquisition in 2007, and internet domain name purchased during 2008 prior to the launch of its e-commerce website. Intangible assets with indefinite lives are reviewed for impairment annually in the fourth quarter, or more frequently if indicators of impairment are present, by comparing the carrying value to the estimated fair value, usually determined using a relief from royalty methodology. Factors used in the valuation of all intangible assets include, but are not limited to, management’s plans for future operations, brand initiatives, recent operating results, and projected future cash flows.

Intangible assets with finite lives are amortized on a basis reflecting when the economic benefits of the assets are consumed or otherwise used up over their respective estimated useful lives. Intangible assets with finite lives are reviewed for impairment when events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. If the estimated undiscounted future cash flows related to the asset are less than the carrying value, the Company recognizes a loss equal to the difference between the carrying value and the estimated fair value, usually determined by the estimated discounted future cash flows of the asset.

The Company did not incur any impairment charges on intangible assets in 2010, 2009, or 2008.

Leases and Leasehold Improvements

The Company has leases that contain pre-determined fixed escalations of minimum rentals and/or rent abatements subsequent to taking possession of the leased property. The related rent expense is recognized on a straight-line basis commencing upon possession date. The Company records the difference between the recognized rent expense and amounts payable under the leases as deferred lease credits. The obligations for pre-determined fixed escalations of minimum rent and/or rent abatements were $11.8 million and $15.4 million as of January 30, 2010 and January 29, 2011 , respectively, and are included in other long-term liabilities on the Consolidated Balance Sheets.

The Company receives allowances from landlords related to its retail stores. These allowances are generally comprised of cash amounts received from landlords as part of negotiated lease terms. The Company records a receivable and a landlord allowance upon execution of the corresponding lease. The landlord allowance is amortized on a straight-line basis as a reduction to rent expense over the term of the lease (including the pre-opening build-out period). The receivable is reduced as allowance amounts are received from landlords. The unamortized portion of landlord allowances totaled $14.0 million and $31.6 million as of January 30, 2010 and January 29, 2011, respectively, and is included in other long-term liabilities on the Consolidated Balance Sheets.

The Company also has leasehold improvements which are depreciated over the shorter of their estimated useful lives or the period from the date the assets are placed in service to the end of the initial lease term, including renewal periods, if reasonably assured.

Debt Issuance Costs and Discount

Fees and costs, or debt issuance costs, incurred in connection with the Company’s borrowings are capitalized and included in other assets on the Consolidated Balance Sheets. Debt discounts are reflected as a reduction of debt on the Consolidated Balance Sheets. Debt issuance costs and debt discounts are amortized to

2. Summary of Significant Accounting Policies (continued)

interest expense over the term of the respective loan agreements. As of January 30, 2010 and January 29, 2011, debt issuance costs totaled $10.1 million and $14.8 million, respectively. The Company recorded amortization expense related to debt issuance costs of $2.0 million, $2.2 million, and $3.1 million in 2008, 2009, and 2010, respectively. The Company recorded amortization expense for debt discounts of $0.3 million, $0.6 million, and $0.4 million in 2008, 2009, and 2010, respectively.

Derivative Financial Instruments

Effective July 6, 2007, the Company entered into a receive variable/pay fixed interest rate swap agreement to mitigate exposure to interest rate fluctuations on a notional amount of $75 million of its $125 million variable-rate term loan (“Opco term loan”). The Company did not seek cash flow hedge accounting and, therefore, recorded the impact of the change in fair market value of the swap in other income, net in the Consolidated Statements of Income. The effect of the derivative instrument on other income, net in the Consolidated Statements of Income was $0.3 million, $2.4 million, and $2.0 million in 2008, 2009, and 2010, respectively, all a reduction of expense. The interest rate swap agreement terminated on August 6, 2010, therefore the effect of the derivative instrument on other income, net in the Consolidated Statement of Income was for a partial year in 2010.

The Company recorded the interest rate swap at fair value as follows:

	January 30, 2010		January 29, 2011
Derivative Instrument	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
	(in thousands)
Interest rate swap agreement-short term	Accrued expenses	$1,968	Accrued expenses	$—

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, the amount of taxes currently payable or refundable are accrued, and deferred tax assets and liabilities are recognized for the estimated future tax consequences of temporary differences that currently exist between the tax basis and the financial reporting basis of the Company’s assets and liabilities. Valuation allowances are established against deferred tax assets when it is more likely than not that the realization of those deferred tax assets will not occur.

Deferred tax assets and liabilities are measured using the enacted tax rates in effect in the years when those temporary differences are expected to reverse. The effect on deferred taxes from a change in tax rate is recognized through continuing operations in the period that includes the enactment date of the change. Changes in tax laws and rates could affect recorded deferred tax assets and liabilities in the future.

A tax benefit from an uncertain tax position may be recognized when it is more-likely-than-not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold to be recognized.

The Company recognizes tax liabilities for uncertain tax positions and adjusts these liabilities when the Company’s judgment changes as a result of the evaluation of new information not previously available. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate of the tax liabilities. These differences will be reflected as increases or decreases to income tax expense and the effective tax rate in the period in which the new information becomes available.

2. Summary of Significant Accounting Policies (continued)

Interest and penalties related to unrecognized tax benefits are recognized within income tax expense in the Consolidated Statements of Operations. Accrued interest and penalties are included within accrued expenses on the Consolidated Balance Sheets.

The Company may be subject to periodic audits by the Internal Revenue Service (“IRS”) and other taxing authorities. These audits may challenge certain of our tax positions, such as the timing and amount of deductions and allocation of taxable income to the various jurisdictions.

Self Insurance

The Company is self-insured for medical, workers’ compensation, and general liability benefits up to certain stop-loss limits. Such costs are accrued based on known claims and an estimate of incurred but not reported (“IBNR”) claims. IBNR claims are estimated using historical claim information and actuarial estimates. The accrued liability for self insurance as of January 30, 2010 and January 29, 2011 was $3.8 million and $2.4 million, respectively, and is included in accrued expenses on the Consolidated Balance Sheets.

Revenue Recognition

The Company recognizes sales at the time the customer takes possession of the merchandise which, for e-commerce revenues, requires an estimate of shipments that have not yet been received by the customer. The estimate of these shipments is based on shipping terms and historical delivery times. Amounts related to shipping and handling revenues billed to customers in an e-commerce sale transaction are classified as net sales, and the related shipping and handling cost are classified as cost of goods sold, buying and occupancy costs in the Consolidated Statements of Income. The Company’s shipping and handling revenues were $2.7 million, $8.9 million, and $13.2 million in 2008, 2009, and 2010, respectively. Associate discounts are classified as a reduction of net sales. Net sales exclude sales tax collected from customers and remitted to governmental authorities.

The Company provides a reserve for projected merchandise returns based on prior experience. Merchandise returns are often resalable merchandise and are refunded by issuing the same payment tender of the original purchase. Merchandise exchanges of the same product and price, typically due to size or color preferences, are not considered merchandise returns. The sales returns reserve was $4.3 million and $4.9 million as of January 30, 2010 and January 29, 2011, respectively, and is included in accrued expenses on the Consolidated Balance Sheets.

The Company sells gift cards in its retail stores and through its e-commerce website and third parties, which do not expire or lose value over periods of inactivity. The Company accounts for gift cards by recognizing a liability at the time a gift card is sold. The gift card liability balance was $21.1 million and $22.9 million, as of January 30, 2010 and January 29, 2011, respectively, and is included in deferred revenue on the Consolidated Balance Sheets. The Company recognizes income from gift cards when they are redeemed by the customer. Income on unredeemed gift cards is recognized when it can be determined that the likelihood of the gift card being redeemed is remote and that there is no legal obligation to remit the unredeemed gift cards to relevant jurisdictions, referred to as “gift card breakage”. The gift card breakage rate is based on historical redemption patterns and totaled $2.4 million, $2.3 million, and $2.6 million in 2008, 2009, and 2010, respectively. Gift card breakage was recorded by the Company and is included in net sales in the Consolidated Statements of Income.

Share-Based Compensation

The Company records the fair value of share-based payments to employees in the financial statements as compensation expense, net of forfeitures, over the requisite service period on a straight-line basis.

2. Summary of Significant Accounting Policies (continued)

Cost of Goods Sold, Buying and Occupancy Costs

Cost of goods sold, buying and occupancy costs, includes merchandise costs, net of discounts and allowances, freight, inventory shrinkage, and other gross margin related expenses. Buying and occupancy expenses primarily include payroll, benefit costs, and other operating expenses for the buying departments (merchandising, design, manufacturing, and planning and allocation), distribution, fulfillment, rent, common area maintenance, real estate taxes, utilities, maintenance, and depreciation for stores.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses primarily include payroll, benefit costs, and other operating expenses for store selling and administrative departments and store marketing and advertising expenses.

Other Operating Expense, Net

Other operating expense, net consists of advisory fees from Golden Gate and Limited Brands, gain/loss on disposal of assets, and excess proceeds from the settlement of insurance claims.

Other Income, Net

Other income, net consists of the change in fair market value of the interest rate swap.

Segment Reporting

The Company defines an operating segment on the same basis that it uses to evaluate performance internally. The Company has determined that the Chief Executive Officer is its Chief Operating Decision Maker and that there is one operating segment. Therefore, the Company reports results as a single segment, which includes the operation of its Express brick and mortar retail stores and the express.com e-commerce website.

The following is information regarding the Company’s major product classes and sales channels:

	2008	2009	2010
	(in thousands)
Classes:
Apparel	$1,592,468	$1,564,060	$1,715,435
Accessories and other	139,703	144,806	172,918
Other revenue	4,839	12,200	17,461

Total net sales	$1,737,010	$1,721,066	$1,905,814

	2008	2009	2010
	(in thousands)
Channels:
Stores	$1,704,376	$1,616,642	$1,740,818
E-commerce	27,795	92,224	147,535
Other revenue	4,839	12,200	17,461

Total net sales	$1,737,010	$1,721,066	$1,905,814

Other revenue consists primarily of shipping and handling revenue related to e-commerce activity, gift card breakage, and royalties from the Development Agreement.

2. Summary of Significant Accounting Policies (continued)

Supplemental Cash Flow Information

Cash paid for interest was $16.3 million, $51.6 million, and $40.6 million in 2008, 2009, and 2010, respectively. The Golden Gate affiliate’s portion of cash paid for interest under the 13.5% Topco Term B Loan (“Term B Loan”) and 14.5% Topco Term C Loan (“Term C Loan”), collectively referred to as the “Topco credit facility” and the Senior Notes, was $2.9 million, $14.4 million, and $10.1 million in 2008, 2009, and 2010, respectively. Amounts paid directly to taxing authorities were $0.3 million, $0.3 million, and $20.5 million in 2008, 2009, and 2010, respectively.

3. Property and Equipment, Net

Property and equipment, net, consisted of:

	January 30, 2010	January 29, 2011
	(in thousands)
Building improvements	$2,816	$2,816
Furniture, fixtures and equipment, software	183,981	218,091
Leaseholds and improvements	198,425	224,914
Construction in process	10,729	2,288

Total	395,951	448,109
Less: accumulated depreciation	(180,714)	(236,790)

Property and equipment, net	$215,237	$211,319

Depreciation expense totaled $73.1 million, $64.7 million, and $61.4 million in 2008, 2009, and 2010, respectively.

4. Leased Facilities and Commitments

On October 5, 2009, the Company and Limited Brands entered into a lease agreement for the corporate home office and distribution center facility in Columbus, Ohio. The lease is for a 75 month period that commenced February 1, 2010 and expires on April 30, 2016 and requires annual minimum market rent payments of approximately $1.3 million for the first five years and $1.4 million thereafter. The lease contains a renewal option for one period of five years by written notice 365 days prior to the expiration of the lease term and a construction allowance of $8.0 million. As of January 29, 2011, approximately $5.7 million of costs have been incurred against the $8.0 million construction allowance. The construction allowance and related leasehold improvements have been recorded on the Consolidated Balance Sheets and are considered non-cash transactions for purposes of the Consolidated Statements of Cash Flows.

Annual store rent consists of a fixed minimum amount and/or contingent rent based on a percentage of sales exceeding a stipulated amount. The Company records a contingent rent liability in accrued expenses on the Consolidated Balance Sheets and the corresponding rent expense in cost of goods sold, buying and occupancy costs in the Consolidated Statements of Income when specified levels have been achieved or when management determines that achieving the specified levels during the fiscal year is probable.

4. Leased Facilities and Commitments (continued)

Rent expense is summarized as follows:

	2008	2009	2010
	(in thousands)
Store rent:
Fixed minimum	$151,381	$152,868	$163,577
Contingent	6,832	6,805	6,995

Total store rent	158,213	159,673	170,572
Home office, distribution center, and other	8,965	8,551	7,279

Total rent expense	$167,178	$168,224	$177,851

As of January 29, 2011, the Company was committed to noncancelable leases with remaining terms generally from one to ten years. A substantial portion of these commitments consist of store leases generally with an initial term of ten years. Store lease terms generally require additional payments covering real estate taxes, common area maintenance costs, and certain other expenses. The obligations for these additional payments are excluded from the table that follows.

Minimum rent commitments, net of landlord allowances, under noncancelable leases are as follows (in thousands):

2011	$164,442
2012	139,272
2013	124,788
2014	98,919
2015	71,138
Thereafter	161,867

Total	$760,426

The Company’s future sublease income under non-cancelable subleases was $0.4 million as of January 29, 2011.

On April 28, 2008, the Company issued an irrevocable stand-by letter of credit to Limited Brands (“Limited Brands stand-by LC”) for $34.2 million, which related to certain pre-existing store leases guaranteed by Limited Brands that could not be assigned to the Company at or subsequent to the Golden Gate Acquisition. Limited Bands could draw from the Limited Brands stand-by LC if the Company were to default on any of the guaranteed leases. The Limited Brands stand-by LC was reduced through the September 30, 2010 expiration date with the overall reduction in guaranteed lease payments. The available balance of the Limited Brands stand-by LC was $6.4 million as of January 30, 2010.

The Company is party to a store leases agreement which provides for the sublease (with the Company as either the subtenant or sublandlord party) of certain retail space shared by Limited Brands or one of its affiliates and the Company, including the retail space for certain of its stores, as well as the retail space for certain stores operated by Limited Brands or one of its affiliates. Depending on whether the Company or an affiliate of Limited Brands is the tenant under the applicable lease agreement, either the Company or an affiliate of Limited Brands are primarily responsible for the obligations under the applicable lease. As of January 29, 2011, the Company’s receivable balance related to these subleases was $0.3 million.

5. Intangible Assets

The following table provides the significant components of intangible assets:

	January 30, 2010
	Cost	Accumulated Amortization	Ending Net Balance
	(in thousands)
Tradename	$196,144	$—	$196,144
Internet domain name/other	1,270	—	1,270
Net favorable lease obligations	19,750	11,262	8,488
Credit card relationships & customer lists	4,766	3,868	898

	$221,930	$15,130	$206,800

	January 29, 2011
	Cost	Accumulated Amortization	Ending Net Balance
	(in thousands)
Tradename	$196,144	$—	$196,144
Internet domain name/other	1,270	—	1,270
Net favorable lease obligations	19,750	14,449	5,301
Credit card relationships & customer lists	4,766	4,317	449

	$221,930	$18,766	$203,164

The Company’s tradename and internet domain name have indefinite lives. Net favorable lease obligations, credit card relationships, and customer lists have finite lives and are amortized over a period of up to seven years, four years, and two years, respectively, and are included in other assets on the Consolidated Balance Sheets. Amortization expense totaled $6.0 million, $5.0 million, and $3.6 million in 2008, 2009, and 2010, respectively.

Estimated future amortization expense will approximate the following (in thousands):

2011	$2,274
2012	1,537
2013	1,221
2014	718
2015	—
Thereafter	—

Total	$5,750

6. Related Party Transactions

Transactions with Limited Brands

On July 6, 2007, in connection with the Golden Gate Acquisition, the Company entered into a Transition Service Agreement (“Transition Service Agreement”) pursuant to which Limited Brands affiliates , including Mast Global (“Mast”), provided support in various operational areas including, among other things, human resources, real estate, marketing, logistics, technology, and product sourcing. The provision of these services under the Transition Service Agreement expired in July 2010.

Under the Transition Service Agreement, the Company was obligated to purchase a minimum of 90% of its merchandise products through Mast during the first year after the Golden Gate Acquisition, 80% during the

6. Related Party Transactions (continued)

second year, and 60% during the third year. The Company was also liable to Limited Brands in the event of a breach of this provision in the amount of a margin rate defined in the merchandise sourcing Transition Service Agreement, applied to the cost of products for which the Company is otherwise required to source through Mast. After July 6, 2010, the Company may obtain all of its products and related services on the open market as it does with the other 40% of products not sourced through Mast. Although the Transition Service Agreement has expired and the Company is no longer required to purchase minimum amounts through Mast, the Company does not anticipate a change in its sourcing strategy.

The Company entered into a logistics services agreement with Mast on October 5, 2009, which took effect in February 2010 and ends on April 30, 2016, to replace the logistics services provided to the Company by Limited Brands under the Transition Service Agreement. Mast provides certain inbound and outbound transportation and delivery services, distribution services, and customs and brokerage services. The agreement will continue thereafter unless it is terminated by either party on no less than 24 months’ prior notice. In no event may the termination of the agreement occur between October 1 of any calendar year and the last day of February of the next calendar year.

The Company incurred charges from Limited Brands and Mast for various transaction and logistics services that are included in selling, general, and administrative expenses and for merchandise sourcing that are included in cost of goods sold, buying and occupancy costs, as merchandise is sold, in the Consolidated Statements of Income, as follows:

	2008	2009	2010
	(in thousands)
Transaction and Logistics Services	$188,216	$67,467	$58,098
Merchandise Sourcing	$584,527	$464,709	$434,642

The Company’s outstanding liability related to transaction services and merchandise sourcing provided by Limited Brands, included in accounts payable and accrued expenses – related parties on the Consolidated Balance Sheets, was as follows:

	January 30, 2010	January 29, 2011
	(in thousands)
Transaction and Logistics Services	$10,881	$8,563
Merchandise Sourcing	$63,643	$68,255

Furthermore, under the Limited Liability Company Agreement with Limited Brands (“LLC Agreement”), Limited Brands was entitled to receive a cash payment (at the same time payments were made under the Golden Gate Advisory Agreement (“Advisory Agreement”)) equal to the product of (i) the amount of the fees actually paid in cash under the Advisory Agreement and (ii) the quotient of the number of units held by Limited Brands over the number of units held by Golden Gate at the time of payment of such Advisory Agreement fees. Effective May 12, 2010, the LLC Agreement, including the advisory arrangement with Limited Brands, was terminated in connection with the Company’s conversion to a corporation and IPO. As a result of terminating the LLC Agreement, the Company paid Limited Brands a one-time termination fee of $3.3 million.

The Company incurred the following charges from Limited Brands related to advisory fees and the termination of the LLC Agreement. These charges are included in other operating expense, net, in the Consolidated Statements of Income:

	2008	2009	2010
	(in thousands)
Limited Brands LLC Agreement Fee (including termination fee)	$1,262	$2,275	$4,156

6. Related Party Transactions (continued)

The Company’s outstanding liability related to the LLC Agreement fee, included in accounts payable and accrued expenses—related parties on the Consolidated Balance Sheets, was $4.7 million as of January 30, 2010. As a result of the termination of the LLC Agreement, the Company no longer has a financial obligation to Limited Brands related to this agreement as of January 29, 2011.

Transactions with Golden Gate

In connection with the Golden Gate Acquisition, the Company entered into the Advisory Agreement with Golden Gate that was originally scheduled to expire in July 2017. In exchange for on-going consulting and management advisory services provided by Golden Gate, the Company paid Golden Gate an annual management fee equal to the greater of (i) $2.0 million per fiscal year or (ii) 3% of adjusted EBITDA of Express Holding. Additionally, the Company reimbursed Golden Gate for reasonable out-of-pocket expenses incurred as a result of providing on-going advisory services. Effective May 12, 2010, the Advisory Agreement was terminated in connection with the Company’s conversion to a corporation and IPO. As a result of terminating the Advisory Agreement, the Company paid Golden Gate a one-time termination fee of $10.0 million.

The Company incurred the following charges from Golden Gate related to advisory fees, out-of-pocket expenses and the termination of the Advisory Agreement. These charges are included in other operating expense, net in the Consolidated Statements of Income:

	2008	2009	2010
	(in thousands)
Advisory fees and out-of-pocket expenses (including termination fee)	$4,206	$7,153	$12,752

The Company’s outstanding liability related to the Golden Gate Advisory Agreement, included in accounts payable and accrued expenses—related parties on the Consolidated Balance Sheets, was $7.1 million as of January 30, 2010. As a result of the termination of the Advisory Agreement, the Company no longer has a financial obligation to Golden Gate as of January 29, 2011.

Transactions with Other Golden Gate Affiliates

The Company also transacts with affiliates of Golden Gate for software license purchases, consulting and software maintenance services, and e-commerce warehouse and fulfillment services. The Company incurred the following charges, included in selling, general, and administrative expenses in the Consolidated Statements of Income:

	2008	2009	2010
	(in thousands)
Software licenses and maintenance and consulting	$576	$255	$323
E-commerce warehouse and fulfillment	$7,846	$19,248	$8,541

On March 25, 2010, the Company elected to prepay its e-commerce service provider, a Golden Gate affiliate, $10.2 million for services from April 2010 through January 2011 in exchange for a discount on those services. This prepaid amount is expensed as services are rendered. In addition to the amounts shown in the table above, the Company also recognized expense of $10.2 million in 2010 related to the prepaid e-commerce warehouse and fulfillment services. The prepaid balance related to this Golden Gate affiliate was fully amortized as of January 29, 2011. There was not a prepaid balance related to this Golden Gate affiliate as of January 30, 2010.

The Company’s outstanding liability to other Golden Gate affiliates, included in accounts payable and accrued expenses—related parties on the Consolidated Balance Sheets, was $3.5 million and $3.0 million as of January 30, 2010 and January 29, 2011, respectively.

6. Related Party Transactions (continued)

In December 2009, the Company began providing real estate services to multiple Golden Gate affiliates. Income recognized for these services during 2010 was $0.4 million, and minimal income was recognized during 2009. As of January 29, 2011, the Company’s receivable balance related to these services was $0.1 million.

Prior to the prepayment of the Term C and Term B Loans in February 2010 and May 2010, respectively, an affiliate of Golden Gate was owed $50.0 million and $58.3 million, respectively. Total interest expense on the Topco credit facility attributed to the Golden Gate affiliates was $2.9 million, $14.5 million, and $7.9 million in 2008, 2009, and 2010, respectively.

An affiliate of Golden Gate owns $50.0 million in face value of the Senior Notes issued on March 5, 2010 which is described further in Note 8. Interest expense incurred on the Senior Notes attributable to Golden Gate affiliates was $4.0 million during 2010. There was no interest on the Senior Notes in 2009.

7. Income Taxes

Prior to May 2, 2010, the Company was a partnership for federal income tax purposes, and therefore had not been subject to federal and state income tax (subject to exception in a limited number of state and local jurisdictions).

On May 12, 2010, the Company elected to be treated as a corporation under Subchapter C of Chapter 1 of the United States Internal Revenue Code, effective May 2, 2010. The Company, therefore, is subject to federal and state tax expense beginning May 2, 2010.

The Reorganization, for tax purposes, was deemed a contribution by Express Parent of its assets and liabilities to the Company, followed by the liquidation of Express Parent. The Reorganization resulted in a taxable gain to Express Parent. Except in those few jurisdictions where Express Parent is taxed directly, the taxable gain flowed through to the members due to Express Parent’s partnership tax treatment. The taxable gain correspondingly increased the tax basis in the assets acquired by the Company in the Reorganization. Also as a result of the Reorganization, the Company has a liability due to a management holding company totaling $0.8 million as of January 29, 2011. Additionally, as of January 29, 2011, the Company has a net receivable totaling $0.5 million, which is comprised of a gross receivable of $3.5 million from taxing authorities and a gross liability of $3.0 million payable to a Golden Gate entity.

The provision for income taxes consists of the following:

	2008	2009	2010
	(in thousands)
Current:
U.S. federal	$—	$—	$25,623
U.S. state and local	480	1,572	7,746

Total	480	1,572	33,369

Deferred:
U.S. federal	—	—	(16,085)
U.S. state and local	(234)	(336)	(2,930)

Total	(234)	(336)	(19,015)

Provision for income taxes	$246	$1,236	$14,354

7. Income Taxes (continued)

The following table provides a reconciliation between the statutory federal income tax rate and the effective tax rate:

	2008	2009	2010
Federal income tax rate	—%	—%	35.0%
State income taxes, net of federal income tax effect	0.9%	1.6%	4.5%
Entity status change from partnership	—%	—%	(22.5)%
Partnership income not taxable	—%	—%	(7.6)%
Other items, net	—%	—%	0.7%

Effective tax rate	0.9%	1.6%	10.1%

The following table provides the effect of temporary differences that created deferred income taxes as of January 30, 2010 and January 29, 2011. Deferred tax assets and liabilities represent the future effects on income taxes resulting from temporary differences and carry-forwards at the end of the respective periods.

	January 30, 2010	January 29, 2011
	(in thousands)
Deferred tax assets:
Accrued expenses and deferred compensation	$250	$17,964
Property and equipment	89	—
Intangible assets	—	934
Rent	—	5,932

Total deferred tax assets	339	24,830

Deferred tax liabilities:
Inventory	62	1,653
Intangible assets	553	—
Property and equipment	—	1,905
Other	79	1,644

Total deferred tax liabilities	694	5,202

Net deferred tax assets/(liabilities)	$(355)	$19,628

Net deferred tax assets are classified within the Consolidated Balance Sheets and are included in other current assets for current deferred assets and separately identified as deferred taxes for non-current deferred assets. Net deferred tax liabilities are classified within the Consolidated Balance Sheets and are included in accrued expenses for current deferred liabilities and other long-term liabilities for non-current deferred liabilities. The following table summarizes net deferred income tax assets from the balance sheet:

	January 30, 2010	January 29, 2011
	(in thousands)
Current deferred income taxes	$84	$14,115
Non-current deferred income taxes	(439)	5,513

Net deferred tax asset/(liability)	$(355)	$19,628

The Company recorded a valuation allowance against the deferred tax assets arising from the net operating loss of foreign subsidiaries. As of January 30, 2010 and January 29, 2011, the valuation allowance totaled $0 and

7. Income Taxes (continued)

$0.1 million, respectively. The Company has a net operating loss carryover related to operations in Puerto Rico that will begin expiring in 2020.

No other valuation allowances have been provided for deferred tax assets because management believes that it is more likely than not that the full amount of the net deferred tax assets will be realized in the future.

Uncertain Tax Positions

There was no liability for uncertain tax positions as of January 30, 2010. The Company evaluates tax positions using a more-likely-than-not recognition criterion. The Company recorded a liability for uncertain tax positions of $0.1 million as of January 29, 2011.

As part of the Reorganization, Express Investment Corporation, a Golden Gate entity, and the management holding companies merged with and into the Company on May 12, 2010, resulting in a non-cash capital contribution of $0.8 million relating to certain tax assets it received. As a result of the merger, the Company recorded a deferred tax asset of $1.0 million, a valuation allowance of $0.1 million, and a liability for uncertain tax positions of $0.1 million.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

January 29, 2011
(in thousands)
Unrecognized tax benefits, beginning of year	$—
Gross addition as result of Express Investment merger	144

Unrecognized tax benefits, end of year	$144

There was no unrecognized tax benefit as of January 30, 2010. The amount of the above unrecognized tax benefits as of January 29, 2011 that would impact the Company’s effective tax rate, if recognized, is $0.1 million.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. The amount of net accrued interest in tax expense for 2010 was negligible.

The Company does not expect material adjustments to the total amount of unrecognized tax benefits within the next twelve months, but the outcome of tax matters is uncertain and unforeseen results can occur.

The Company is currently not under examination by the IRS or state income taxing authorities.

8. Debt

Borrowings outstanding consisted of the following:

	January 30, 2010	January 29, 2011
	(in thousands)
Opco Term Loan	$121,875	$120,625
Topco Credit Facility, including PIK interest	300,000	—
8 3/4% $250,000 Senior Notes	—	250,000
Debt discount on Topco Credit Facility	(5,112)	—
Debt discount on Senior Notes	—	(3,218)

Total debt	416,763	367,407
Less: current portion	(1,250)	(1,250)

Total long-term debt	$415,513	$366,157

As of January 29, 2011, there were no borrowings outstanding and approximately $163.6 million available under the $200.0 million secured Asset-Based Loan Credit Agreement (the “Opco revolving credit facility”).

Opco Revolving Credit Facility

On July 6, 2007, Express Holding and Express, LLC entered into the $200.0 million secured Opco revolving credit facility. The Opco revolving credit facility is available to be used for working capital and other general corporate purposes and is scheduled to expire on July 6, 2012. The Opco revolving credit facility, as amended, allows for up to $30.0 million of swing line advances and up to $45.0 million to be available in the form of letters of credit.

On February 5, 2010, Express Holding, as parent guarantor, and Express, LLC, as borrower, entered into an amendment to the Opco revolving credit facility that became effective March 5, 2010 in connection with the Senior Notes offering. The amendment, among other things, (1) permitted the issuance of the Senior Notes and the guarantees thereof by Express Holding and its subsidiaries, (2) increased the applicable interest rate margins by 100 basis points and unused line fee from .25% to .50%, (3) permitted a distribution by Express, LLC to allow Express Topco to prepay the Term C Loan under the Topco credit facility in its entirety (plus any applicable prepayment penalties and accrued and unpaid interest thereon) and Parent to make a cash distribution to its equity holders in an aggregate amount equal to approximately $230.0 million, (4) permitted Express, LLC to pay distributions to allow Express Topco to make regularly scheduled interest payments on the Term B Loan under the Topco credit facility, and (5) permits Express Holding to own the equity interests of Express Finance Corp. (“Express Finance”), the co-issuer of the Senior Notes. The Company paid customary amendment fees to consenting lenders in connection with the amendment.

Borrowings under the Opco revolving credit facility bear interest at a rate equal to LIBOR plus an applicable margin rate or the higher of The Wall Street Journal’s prime lending rate and 0.50% per annum above the federal funds rate, plus an applicable margin rate. This applicable margin rate is determined based on excess availability as determined by reference to the Company’s borrowing base. As a result of the amendment described above, effective March 5, 2010, the applicable margin rate for LIBOR-based advances is 2.25% per annum, or 2.00% if excess availability is $100.0 million or greater, and for base rate-based advances is 1.25% per annum, or 1.00% if excess availability is $100.0 million or greater. The borrowing base components are 90% of credit card receivables plus 85% of the liquidation value of eligible inventory, less certain reserves. The Company had no borrowings outstanding and $163.6 million available under the Opco revolving credit facility as of January 29, 2011.

8. Debt (continued)

As a result of the amendment discussed above, effective March 5, 2010, the unused line fees payable under the Opco revolving credit facility are incurred at 0.50% of the average daily unused revolving commitment during each quarter payable quarterly in arrears.

Interest payments under the Opco revolving credit facility are due quarterly on the last calendar day of each April, July, October, and January for base rate-based advances and on the last day of the interest period for LIBOR-based advances for interest periods of one, two, three, and six months (or if available to all lenders, nine or twelve months), and additionally every three months after the first day of the interest period for LIBOR-based advances for interest periods of greater than three months.

The Opco revolving credit facility contains customary covenants and restrictions on Express Holding and its subsidiaries’ activities, including, but not limited to, limitations on the incurrence of additional indebtedness; liens, negative pledges, guarantees, investments, loans, asset sales, mergers, acquisitions, and prepayment of other debt; distributions, dividends, and the repurchase of capital stock; transactions with affiliates; the ability to change the nature of its business or its fiscal year; the ability to amend the terms of the Opco term loan; and permitted activities of Express Holding. All obligations under the Opco revolving credit facility are guaranteed by Express Holding and Express, LLC’s subsidiaries and secured by a lien on substantially all of the assets of Express Holding and its subsidiaries; provided that the liens on certain assets of Express Holding and its subsidiaries shall be junior in priority to the liens securing the Opco term loan.

The Opco revolving credit facility requires Express Holding and its subsidiaries to maintain a fixed charge coverage ratio of 1.00 to 1.00 if excess availability plus eligible cash collateral is less than $30.0 million. The Company’s excess availability was $163.6 million as of January 29, 2011. The Company is not subject to this covenant as of January 29, 2011 because excess availability plus eligible cash collateral was greater than $30.0 million.

Opco Term Loan

On July 6, 2007, Express Holding, as parent guarantor, and Express, LLC, as borrower, entered into a $125.0 million secured term loan. The proceeds of these borrowings were used to finance, in part, the Golden Gate Acquisition and to pay transaction fees and expenses related to the Golden Gate Acquisition. Borrowings under the Opco term loan bear interest at a rate equal to LIBOR plus an applicable margin rate or the higher of The Wall Street Journal’s prime lending rate and 0.50% per annum above the federal funds rate, plus an applicable margin rate.

On February 5, 2010, Express Holding and Express, LLC entered into an amendment to the Opco term loan that became effective March 5, 2010 in connection with the Senior Notes offering. The amendment, among other things, (1) permitted the issuance of the Senior Notes and the guarantees thereof by Express Holding and Express, LLC’s subsidiaries, (2) increased the applicable interest rate margins by 150 basis points (subject to a further 50 basis points increase in the event Express, LLC’s corporate family rating is not B2 or better by Moody’s Investors Service, Inc. (“Moody’s”) and Express, LLC’s corporate credit rating is not B or better by Standard & Poor’s Rating Services (“S&P”), (3) permitted a distribution by Express, LLC to allow Express Topco to prepay the Term C Loan under the Topco credit facility in its entirety (plus any applicable prepayment penalties and accrued and unpaid interest thereon), and Express Parent to make a cash distribution to its equity holders in an aggregate amount equal to approximately $230.0 million, (4) permitted Express, LLC to pay distributions to allow Express Topco to make regularly scheduled interest payments on the Term B Loan under the Topco credit facility, and (5) permits Express Holding to own the equity interests of Express Finance, the co-issuer of the Senior Notes. The Company paid customary amendment fees to consenting lenders in connection with the amendment.

8. Debt (continued)

The applicable margin rate is determined by Express Holding’s leverage ratio of consolidated debt for borrowed money (net of cash and cash equivalents provided that no more than $75.0 million of cash and cash equivalents may be netted against consolidated debt for borrowed money for this purpose), including amounts drawn under letters of credit and any synthetic debt, to Adjusted EBITDA (“Leverage Ratio”), in effect on the first day of each interest period with respect to LIBOR-based advances and by the Leverage Ratio in effect from time to time with respect to base rate-based advances. As a result of the amendment described above, effective March 5, 2010, the applicable margin rate for LIBOR-based advances is 4.25% per annum, or 4.00% if the Leverage Ratio is less than 1.00 to 1.00, and for base rate-based advances is 3.25% per annum, or 3.00% if the Leverage Ratio is less than 1.00 to 1.00. Additionally, these rates may be further increased by 50 basis points per annum in the event that Express, LLC fails to maintain, at the time of determination, a corporate family rating of B2 or better by Moody’s and a corporate credit rating of B or better by S&P. As of January 29, 2011, the interest rate under the Opco term loan was 4.54%.

Interest payments under the Opco term loan are due quarterly on the last calendar day of each April, July, October, and January for base rate-based advances and on the last day of the applicable interest period for LIBOR-based advances for interest periods of one, two, three, and six months (or if available to all lenders, nine or twelve months), and additionally every three months after the first day of the interest period for LIBOR-based advances for interest periods of greater than three months. Principal payments under the Opco term loan are due quarterly on the last business day of each April, July, October, and January through July 6, 2013, in equal installments of 0.25% of the initial principal balance with the balance of principal due on July 6, 2014.

The agreement governing the Opco term loan requires that annual prepayments of principal be made within five business days after the 120th calendar day following the end of each fiscal year in the amount by which an applicable percentage of “excess cash flow” (as defined in the agreement) that corresponds to Express Holding’s Leverage Ratio, exceeds any voluntary prepayments of the Opco term loan over the fiscal year.

The Opco term loan contains customary covenants and restrictions on Express Holding and its subsidiaries’ activities, including, but not limited to, limitations on the incurrence of additional indebtedness; liens, negative pledges, guarantees, investments, loans, asset sales, mergers, acquisitions, and prepayment of other debt; distributions, dividends, and the repurchase of capital stock; transactions with affiliates; the ability to change the nature of its business or its fiscal year; the ability to amend the terms of the Opco revolving credit facility; and permitted activities of Express Holding. All obligations under the Opco term loan are guaranteed by Express Holding and Express, LLC’s subsidiaries and secured by a lien on substantially all of the assets of Express Holding and its subsidiaries; provided that the liens on certain assets of Express Holding and its subsidiaries shall be junior in priority to the liens securing the Opco revolving credit facility.

The Opco term loan also requires that Express Holding maintain a Leverage Ratio for the most recently completed reporting period (last 4 consecutive quarters as of the end of each quarter) of not more than 1.75 to 1.00. Express Holding was in compliance with the covenant requirement as of January 29, 2011.

Effective July 6, 2007, Express, LLC entered into a receive variable/pay fixed interest rate swap agreement to mitigate exposure to interest rate fluctuations on a notional principal amount of $75.0 million of the $125.0 million variable-rate Opco term loan. The interest rate swap agreement terminated on August 6, 2010.

Senior Notes

On March 5, 2010, Express and Express Finance co-issued, in a private placement, $250.0 million of 8 3/4% Senior Notes due 2018 at an offering price of 98.599% of the face value. An affiliate of Golden Gate purchased $50.0 million of Senior Notes in the offering. Interest on the Senior Notes is payable on March 1 and September 1 of each year. On March 5, 2010, net proceeds of $241.4 million (net of original issuance and

8. Debt (continued)

underwriting discount) were received from the Senior Notes. Net proceeds from the Senior Notes offering were used to prepay $154.9 million related to the Term C Loan (including principal, interest, and a prepayment penalty), $85.2 million was allocated to the Company, and the remainder was used to pay related transaction fees and expenses, including $2.7 million to Golden Gate for transaction fees. Of the $154.9 million used to prepay the Term C Loan, $50.0 million of principal, $0.6 million of interest, and $1.0 million of the prepayment penalty was paid to a Golden Gate affiliate that was a lender of the Term C Loan.

In connection with issuing the Senior Notes, $10.8 million of costs were capitalized as debt issuance costs within other assets on the Consolidated Balance Sheets (including the $2.7 million transaction fee paid to Golden Gate described above) and will be amortized over the eight year term of the Senior Notes using the effective interest method. On March 10, 2010, the Company used the $85.2 million of cash received from issuing the Senior Notes, along with cash on hand of $153.8 million to pay a distribution of $230.0 million to its equity holders.

Prior to March 1, 2013, a portion of the Senior Notes may be redeemed at 108.75% of the principal amount plus accrued and unpaid interest with the net proceeds of certain equity offerings. At any time prior to March 1, 2014, the Senior Notes may be redeemed in part or in full at a redemption price equal to 100% of the principal amount plus a make-whole premium, calculated in accordance with the indenture governing the Senior Notes, and accrued and unpaid interest. In addition, On or after March 1, 2014, the Senior Notes may be redeemed in part or in full at the following percentages of the outstanding principal amount prepaid: 104.375% prior to March 1, 2015; 102.188% on or after March 1, 2015, but prior to March 1, 2016; and 100% on or after March 1, 2016.

The indenture governing the Senior Notes contains customary covenants and restrictions on the activities of Express. LLC, Express Finance, and Express, LLC’s restricted subsidiaries, including, but not limited to, the incurrence of additional indebtedness; payment of dividends or distributions in respect of capital stock or certain other restricted payments or investments; entering into agreements that restrict distributions from restricted subsidiaries; the sale or disposal of assets, including capital stock of restricted subsidiaries; transactions with affiliates; the incurrence of liens; and mergers, consolidations, or the sale of substantially all Express, LLC’s assets. The covenants in the Senior Notes indenture are subject to certain thresholds and exceptions described in the Senior Notes indenture, including exceptions that permit Express, Express Finance, and Express’ restricted subsidiaries to enter into affiliate transactions with Golden Gate and Limited Brands under certain circumstances specified in the Senior Notes indenture. Certain of these covenants will be suspended if the Senior Notes are assigned an investment grade rating by both S&P and Moody’s and no default has occurred or is continuing. If either rating on the Senior Notes should subsequently decline to below investment grade, the suspended covenants will be reinstated. The Senior Notes are general unsecured obligations of Express, LLC and Express Finance and rank equally in right of payment with all existing and future senior indebtedness of Express, LLC and Express Finance. The Senior Notes are unconditionally guaranteed by the Company and all of the domestic subsidiaries of Express, other than immaterial subsidiaries.

In connection with the Senior Notes offering, the Company entered into a registration rights agreement, which requires the use of commercially reasonable efforts to register notes having substantially identical terms as the Senior Notes with the SEC. On September 27, 2010, an exchange of $200.0 million of the unregistered Senior Notes for registered Senior Notes having substantially identical terms as the unregistered Senior Notes was completed. The Company intends to register the remaining $50.0 million of unregistered Senior Notes held by a Golden Gate affiliate in accordance with the agreement.

Topco Credit Facility

On June 26, 2008, Express Topco, as borrower, entered into a $300.0 million secured term loan facility. The Topco credit facility was scheduled to mature on June 26, 2015 and was comprised of a $150.0 million Term B

8. Debt (continued)

Loan and a $150.0 million Term C Loan. On March 5, 2010, in connection with the Senior Notes offering, all of the Term C Loan was prepaid, plus prepayment penalties and accrued interest thereon. On May 18, 2010, in connection with the IPO, all of the Term B Loan was prepaid, plus prepayment penalties and accrued and unpaid interest thereon.

Loss on Extinguishment

In connection with the prepayment of the Term C Loan on March 10, 2010, the Company recognized a loss on extinguishment of debt totaling $7.2 million. This amount consisted of a $3.0 million prepayment penalty, the write-off of $2.5 million of unamortized discount, and the write-off of $1.6 million of unamortized debt issuance costs. The loss on extinguishment of debt was recorded as interest expense in the Consolidated Statements of Income. The write-offs of unamortized discount and unamortized debt issuance costs represent a non-cash adjustment to reconcile net income to net cash provided by operating activities within the Consolidated Statements of Cash Flows.

On May 18, 2010, net proceeds from the IPO were used to prepay $164.9 million related to the Term B Loan (including principal, interest, and a prepayment penalty). Of the $164.9 million used to prepay the Term B Loan, $58.3 million of principal, $2.1 million of interest, and $3.5 million of the prepayment penalty was paid to a Golden Gate affiliate. In connection with the prepayment of the Term B Loan on May 18, 2010, the Company recognized a loss on extinguishment of debt totaling $13.6 million. This amount consisted of a $9.0 million prepayment penalty, the write off of $2.5 million of unamortized discount, and the write-off of $2.1 million of unamortized debt issuance costs. The loss on extinguishment of debt was recorded as interest expense in the Consolidated Statements of Income. The write-offs of the unamortized discount and unamortized debt issuance costs represent a non-cash adjustment to reconcile net income to net cash provided by operating activities within the Consolidated Statements of Cash Flows.

Fair Value of Debt

The fair value of the Opco term loan was estimated using quoted market prices for similar debt issues. The fair value of the Senior Notes was estimated using quoted market prices. As of January 29, 2011, the estimated fair value of the Opco term loan and Senior Notes was $132.0 million and $264.7 million, respectively.

Letters of Credit

The Company periodically enters into various trade letters of credit (“trade LCs”) in favor of certain vendors to secure merchandise. These trade LCs are issued for a defined period of time, for specific shipments, and generally expire three weeks after the merchandise shipment date. As of January 29, 2011 and January 30, 2010, there were no outstanding trade LCs. Additionally, the Company enters into stand-by letters of credit (“stand-by LCs”) on an as-need basis to secure merchandise and fund other general and administrative costs. As of January 29, 2011 and January 30, 2010, outstanding stand-by LCs, including the Limited Brands stand-by LC, totaled $1.8 million and $8.2 million, respectively. The Limited Brands stand-by LC expired during the third quarter of 2010, and therefore is only included in the January 30, 2010 outstanding balance.

9. Stockholders’ Equity

Prior to the Reorganization (see Note 1), the Company was a partnership and held Class L, A, and C equity units.

Certain executive management members were provided the opportunity to purchase equity ownership for a combination of cash and promissory notes payable to Express Holding. These seven-year promissory notes were fully-recourse to the employee, accrued interest on an arm’s length rate basis, and were secured by a pledge of all

9. Stockholders’ Equity (continued)

equity interests of Express Holding by the executive management member. On February 9, 2010, management promissory notes totaling $5.6 million were repaid in full by each member of management and therefore interest income received by the Company in 2010 was negligible. The Company received interest income on the notes receivable of $0.3 million and $0.3 million in 2008 and 2009, respectively, which is included in interest income in the Consolidated Statements of Income.

During 2008, 2009, and 2010, the Company repurchased certain shares at cost from employees who were separated from the Company.

In addition to $33.6 million of tax distributions, the Company declared and approved $168.1 million of other distributions to its stockholders during 2008. Also, in July 2008, the Company distributed $289.5 million to stockholders from the proceeds of the Topco credit facility. The Company waived the promissory note mandatory prepayment requirement in connection with the distributions to stockholders during 2008.

On May, 18, 2010, the Company sold 10.5 million shares of newly-issued common stock in the IPO, raising net proceeds of approximately $160.1 million, after deducting the underwriting discount and costs incurred related to the IPO.

In conjunction with the Reorganization described in Note 1, the Company’s certificate of incorporation authorized 500.0 million shares of common stock and 10.0 million shares of preferred stock. No preferred stock was issued or outstanding as of January 29, 2011. Further, effective May 2, 2010, the Company became taxed as a corporation rather than as a partnership. In accordance with Staff Accounting Bulletin (“SAB”) Topic 4B, the Company reclassified $87.2 million in undistributed losses through May 12, 2010 to additional paid-in-capital. In addition, as a result of the merger of EIC and the management holding companies into the Company, the Company recorded a non-cash capital contribution of $0.8 million related to certain tax assets it received.

On November 30, 2010 the Board of Directors (the “Board”) approved a special dividend of $0.56 per share of the Company’s common stock, totaling $49.5 million. The special dividend was paid on December 23, 2010 to shareholders of record as of the close of business on December 16, 2010.

10. Share-Based Compensation

Share-based Compensation Plans

In December 2007, the Board of Managers of Express Parent approved, and the Company implemented, a management equity program (the “Equity Program”). The Equity Program authorized restricted shares to be granted to certain management employees upon the approval of the Board. Pursuant to the Recapitalization, the management members contributed their restricted shares of Express Holding in exchange for an equivalent number of restricted shares of the Company. As of January 29, 2011, the Equity Program was no longer in existence and therefore there were no restricted shares available for grant.

In 2010, the Board of Directors of the Company approved, and the Company implemented the Express, Inc. 2010 Incentive Compensation Plan (“2010 Plan”). The 2010 Plan authorizes the Compensation Committee of the Board to offer eligible employees cash and stock-based incentives as deemed appropriate in order to attract, retain, and reward such individuals. As of January 29, 2011, 15.0 million shares were authorized to be granted under the 2010 Plan and 13.6 million were available for future issuance.

10. Share-Based Compensation (continued)

The following summarizes our share-based compensation expense:

	2008	2009	2010
	(in thousands)
Restricted shares	$2,072	$2,048	$3,150
Stock options	—	—	2,044
Restricted stock units	—	—	102

Total share-based compensation	$2,072	$2,048	$5,296

Stock Options

During 2010 the Company granted stock options under the 2010 Plan. The options granted vest 25% per year over four years and have a 10 year contractual life. None of the options granted in 2010 were exercisable as of January 29, 2011.

The Company’s activity with respect to stock options for 2010 was as follows:

	Number of Shares	Grant Date Weighted Average Exercise Price	Weighted- Average Remaining Contractual Life	Aggregate Intrinsic Value
	(in thousands, except per share amounts and years)
Outstanding, January 30, 2010	—	$—
Granted	1,456	16.94
Exercised	—	—
Forfeited	(73)	17.00

Outstanding, January 29, 2011	1,383	$16.94	9.3	$344

Expected to vest at January 29, 2011	1,322	$16.94	9.3	$331

The weighted average grant date fair value of stock options granted during 2010 was $9.17. No options were granted prior to 2010.

As of January 29, 2011, there was approximately $10.0 million of total unrecognized compensation expense related to stock options, which is expected to be recognized over a weighted-average period of approximately 1.8 years.

The Company uses the Black-Scholes-Merton option-pricing model for valuation of stock options granted to employees and directors. The Company’s determination of the fair value of stock options is affected by the Company’s stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include the Company’s expected stock price volatility over the term of the awards, expected term of the award, dividend yield, and risk-free interest rate.

10. Share-Based Compensation (continued)

The fair value of stock options was estimated at the date of grant using the Black-Scholes-Merton option pricing model with the following weighted-average assumptions:

2010
Risk-free interest rate(1)	2.84%
Price Volatility(2)	54%
Expected term (years)(3)	6.25
Dividend yield(4)	—

(1)	Represents the yield on U.S. Treasury securities with a term consistent with the expected term of the stock options.
(2)	As the Company’s stock has a limited history of being publicly traded this was based on the historical volatility of selected comparable companies over a period consistent with the expected term of the stock options. Comparable companies were selected primarily based on industry, stage of life cycle, and size.
(3)	Calculated utilizing the “simplified” methodology prescribed by SAB No. 107 due to the lack of historical exercise data necessary to provide a reasonable basis upon which to estimate the term.
(4)	Based on the fact that the Company does not currently plan on paying regular dividends.

Restricted Stock Units

During 2010 the Company granted restricted stock units (“RSUs”) under the 2010 Plan. The majority of the RSUs were granted in conjunction with the special dividend in order to equitably compensate option holders for the diminution in value of their stock options as a result of the special dividend, as required under the terms of the 2010 Plan, and consequently did not result in any incremental compensation expense to the Company. These RSUs vest over the remaining vesting period of the stock options they are associated with and contain the same contractual life.

The Company’s activity with respect to RSUs for 2010 was as follows:

	Number of Shares	Grant Date Weighted Average Fair Value
	(in thousands, except per share amounts)
Unvested, January 30, 2010	—	$—
Granted	44	4.88
Vested	—	—
Forfeited	—	—

Unvested, January 29, 2011	44	$4.88

As of January 29, 2011, there was less than $0.1 million of total unrecognized compensation expense related to unvested RSUs. That cost is expected to be recognized over a weighted-average period of approximately 1.5 years.

10. Share-Based Compensation (continued)

Restricted Shares

The Company’s activity with respect to restricted shares for 2010 was as follows:

	Number of Shares	Grant Date Weighted Average Fair Value
	(in thousands, except per share amounts)
Unvested, January 30, 2010	2,836	$1.19
Granted	—	—
Vested	(2,557)	1.24
Repurchased	(59)	0.97

Unvested, January 29, 2011	220	$1.03

No restricted shares were granted in 2010. The weighted average grant date fair value of restricted shares granted during 2008 and 2009 was $0.90 and $1.51, respectively.

On May 12, 2010, in conjunction with the IPO, certain restricted shares became fully vested. The total fair value of restricted shares that vested during 2008, 2009, and 2010 was $3.0 million, $2.0 million, and $3.2 million, respectively.

As of January 29, 2011, there was approximately $0.2 million of total unrecognized compensation expense related to unvested restricted shares. That cost is expected to be recognized over a weighted-average period of approximately 0.9 years.

Valuation of Underlying Restricted Shares

Fair value of the underlying equity shares is determined by applying a contingent claims approach utilizing the Black-Scholes-Merton pricing model and taking into consideration the rights and preferences of the underlying equity shares. This model assumes asset volatility for comparable company’s equity volatility and leverage and a marketability discount to reflect the lack of liquidity and ready market.

The following table illustrates the assumptions used in the Black-Scholes-Merton pricing model for the restricted shares:

	2008	2009
Risk-free interest rate	1.69%	0.20%
Asset volatility	40%	50%
Time to liquidity event	2-3 years	7 months
Marketability discount	34%	10%
Equity dividend yield	—	—

Risk-free interest rate-This is an interpolated rate from the U.S. constant maturity treasury rate for a term corresponding to the time to liquidity event, as described below. An increase in the risk-free interest rate will increase compensation expense.

Asset volatility-This is a measure of the amount by which the price of various comparable companies common stock has fluctuated or is expected to fluctuate, as the Company’s common stock was not publicly-traded. The comparable companies were selected by analyzing public companies in the industry based on various factors including, but not limited to, company size, financial data availability, active trading volume, and capital structure. An increase in the expected volatility will increase compensation expense.

10. Share-Based Compensation (continued)

Time to liquidity event-This is the period of time over which the underlying equity shares are expected to remain outstanding. An increase in the expected term will increase compensation expense.

Marketability discount-This is a measure of the amount by which the value of the underlying equity shares units is reduced as the value of privately-held shares is not directly comparable to the value of publicly-traded shares of similar common stock. An increase in the marketability discount will decrease compensation expense.

The Finnerty Model was utilized to calculate a discount on the underlying equity shares. The Finnerty Model provides for a valuation discount reflecting the holding period restriction embedded in a restricted stock preventing its sale over a certain period of time.

The Finnerty Model proposes to estimate a discount for lack of marketability such as transfer restrictions by using an option pricing theory. This model has gained recognition through its ability to address the magnitude of the discount by considering the volatility of a company’s stock price and the length of restriction. The concept underpinning the Finnerty Model is that restricted stock cannot be sold over a certain period of time. Further simplified, a restricted share of equity in a company can be viewed as having forfeited a put on the average price of the marketable equity over the restriction period (also known as an “Asian Put Option”). If an Asian Put Option is priced and compared to that of the assumed fully marketable underlying stock, the marketability discount can be effectively estimated.

The assumptions utilized in the model included (i) length of holding period of two years and seven months for 2009 and 2008, respectively, (ii) equity volatility of 80% for 2008 and 2009, (iii) dividend yield of zero for each period, and (iv) risk free rate of 1.43% and 0.20% for 2008 and 2009, respectively.

The restricted shares vest over four years in equal 25% increments each year and have pro-rata vesting for each quarter elapsed since the prior annual vesting date.

11. Earnings Per Share

The weighted-average shares used to calculate basic and diluted net income (loss) per share has been retroactively adjusted based on the Reorganization (see Note 1).

The following table provides reconciliation between basic and diluted net income (loss) per share:

	Years Ended
	2008			2009			2010
(in thousands, except per share amounts)	Loss	Weighted Average Shares	Per Share Amount	Income	Weighted Average Shares	Per Share Amount	Income	Weighted Average Share	Per Share Amount
Basic EPS
Net (loss) income	$(29,036)	72,516	$(0.40)	$75,307	74,566	$1.01	$127,388	85,369	$1.49
Effect of Dilutive Securities
Stock options, restricted stock units, and restricted shares	—	—	—	—	1,038	(0.01)	—	681	(0.01)

Diluted EPS	$(29,036)	72,516	$(0.40)	$75,307	75,604	$1.00	$127,388	86,050	$1.48

No potentially dilutive shares were excluded from the computation of diluted EPS in 2009. Stock options to purchase 1.3 million shares of common stock were excluded from the computation of diluted EPS for 2010 as the options would be anti-dilutive.

Diluted net loss per common share is the same as basic net loss per share for 2008. Restricted shares of 5.5 million were excluded from the calculation as they were anti-dilutive due to the Company’s net loss position.

12. Pro forma Information (unaudited)

The pro forma net income applied in computing the pro forma EPS for 2008, 2009, and 2010 is based on the Company’s historical net income as adjusted to reflect the Company’s conversion to a corporation as if it has occurred as of the beginning of the respective periods. In connection with the conversion, effective May 2, 2010, the Company became taxed as a corporation. The Company was previously treated as a partnership for tax purposes, and therefore generally not subject to federal income tax. The pro forma net income includes adjustments for income tax expense as if the Company had been a corporation at an assumed combined federal, state, and local income tax rate of 38.7% for 2008 and 2009 and 40.9% for the first thirteen weeks of 2010.

The pro forma net income for 2010 eliminates the non-cash deferred tax benefit of $31.8 million as a non-recurring item related to the Reorganization (see Note 7).

13. Retirement Benefits

The employees of the Company, if eligible, participate in a qualified defined contribution retirement plan (the “Qualified Plan”) and a non-qualified supplemental retirement plan (the “Non-Qualified Plan”) sponsored by the Company.

Participation in the Company’s Qualified Plan is available to employees who meet certain age and service requirements. The Qualified Plan permits employees to elect contributions up to the maximum limits allowable under the IRC. The Company matches employee contributions according to a pre-determined formula and contributes additional amounts based on a percentage of the employees’ eligible annual compensation and years of service. Employee contributions and Company matching contributions vest immediately.

Additional Company contributions and the related investment earnings are subject to vesting based on years of service. Total expense recognized related to the Qualified Plan was $2.5 million, $0.4 million and $2.7 million in 2008, 2009, and 2010, respectively.

The Company elected not to fund an additional amount to the Qualified Plan for 2008. Additionally, the Company elected to suspend the employer matching contribution to the Qualified Plan effective March 6, 2009. The matching contribution to the Qualified Plan was reinstated for 2010.

Participation in the Non-Qualified Plan is made available to employees who meet certain age, service, job level, and compensation requirements. The Non-Qualified Plan is an unfunded plan which provides benefits beyond the IRC limits for qualified defined contribution plans. The plan permits employees to elect contributions up to a maximum percentage of eligible compensation. The Company matches employee contributions according to a pre-determined formula and credits additional amounts based on a percentage of the employees’ eligible compensation and years of service. The Non-Qualified Plan also permits employees to defer additional compensation up to a maximum amount. The Company does not match the contributions for additional deferred compensation. Employees’ accounts are credited with interest using a rate determined annually by the Retirement Plan Committee based on a methodology consistent with historical practices. Employee contributions and the related interest vest immediately. Company contributions and the related interest are subject to vesting based on years of service. Employees may elect an in-service distribution for the additional deferred compensation component only. Employees are not permitted to take a withdrawal from any other portion of the Non-Qualified Plan while actively employed with the Company. The remaining vested portion of employees’ accounts in the Non-Qualified Plan will be distributed upon termination of employment in either a lump sum or in equal annual installments over a specified period of up to ten years. Total expense recognized related to the Non-Qualified Plan was $2.2 million, $1.3 million, and $2.0 million in 2008, 2009, and 2010, respectively.

The Company elected to account for this cash balance plan based on the participant account balances, excluding actuarial considerations as permitted by the applicable authoritative guidance.

13. Retirement Benefits (continued)

The annual activity for the Company’s Non-Qualified Plan and the year-end liability, which is included in other long-term liabilities on the Consolidated Balance Sheets, was as follows:

	January 30, 2010	January 29, 2011
	(in thousands)
Balance, beginning of period	$11,119	$10,733
Contributions:
Employee	422	2,798
Company	—	—
Interest	762	960
Distributions	(1,541)	(211)
Forfeitures	(29)	(40)

Balance, end of period	$10,733	$14,240

14. Commitments and Contingencies

Express is named as a defendant in a purported class action lawsuit action alleging various California state labor law violations. The complaint was originally filed on February 18, 2009, and an amended complaint was filed on March 18, 2009. The amended complaint contains six counts: (1) failure to provide required meal breaks to the class members and failure to pay the class members for missed meal breaks, including premium payments required by California law; (2) failure to provide required rest breaks to the class members and failure to pay the class members for missed rest breaks, including premium payments required by California law; (3) failure to pay wages in a timely manner to employees who were terminated or quit; (4) failure to pay overtime or premium payments in a timely manner; (5) failure to provide accurate wage statements; and (6) violations of Section 17200 of the California Business and Professions Code.

To avoid the expense and uncertainty of further litigation with respect to this matter, on January 11, 2011, the Company reached a settlement in principle to resolve all claims of plaintiff and other similarly situated class members that were asserted or could have been asserted based on the factual allegations in the final amended complaint for this case. The parties are currently negotiating the terms of the settlement agreement which will be subject to court approval. Under the terms of the proposed settlement, the Company will make up to a total of $4.0 million available to pay (i) current California employees who worked during the period commencing January 1, 2007 and ending on the date the court gives preliminary approval for the settlement, or May 15, 2011, whichever is earlier, (ii) former California employees who worked during the class period and submit valid claims, and (iii) certain legal fees and expenses on behalf of the plaintiff and the class. After deducting legal fees and expenses from the $4.0 settlement amount, the proposed settlement will require the Company to pay at least 55% of the remaining amount to class members, irrespective of how many valid claims are submitted. The Consolidated Balance Sheet as of January 29, 2011 includes a reserve for the Company’s best estimate of the amount it will be required to pay under the terms of the proposed settlement. If the parties cannot agree on the terms of the settlement agreement, the settlement is not approved by the court, the Company elects to revoke the settlement due to 5% or more of the class electing to opt-out of the settlement, or the number of former employees submitting valid claims differs from the Company’s expectations, then the amount of the reserve may increase or decrease. The amount of any such change may be material to the Company’s results of operations or financial condition.

The Company is subject to various other claims and contingencies arising out of the normal course of business. Management believes that the ultimate liability arising from such claims and contingencies, if any, is not likely to have a material adverse effect on the Company’s results of operations, financial condition, or cash flows.

15. Guarantor Subsidiaries

On March 5, 2010, Express, LLC and Express Finance (the “Subsidiary Issuers”), both wholly-owned indirect subsidiaries of the Company, issued $250.0 million Senior Notes at 8 3/4%. The Company (“Guarantor”) and certain of the Company’s indirect wholly-owned subsidiaries (“Guarantor Subsidiaries”) have fully and unconditionally guaranteed, on a joint and several basis, the Company’s obligations under the Senior Notes. The following consolidating schedules present the condensed financial information on a combined basis. In the 2009 consolidating balance sheet that follows, the Company reclassified the Guarantor Subsidiaries’ liability from accrued liabilities to deferred revenue with an offsetting reclassification made to the Subsidiary Issuers’ accrued liabilities and deferred revenue line items. This reclassification had no impact on either the Guarantor Subsidiaries’ or Subsidiary Issuers’ total or current liabilities and was not deemed material.

15. Guarantor Subsidiaries (continued)

EXPRESS, INC.

CONDENSED CONSOLIDATING BALANCE SHEET

(Amounts in thousands)

	January 30, 2010
	Express, Inc.	Subsidiary Issuers	Guarantor Subsidiaries	Other Subsidiaries	Eliminations	Consolidated Total
Assets
Current assets
Cash and cash equivalents	$192	$234,212	$—	$—	$—	$234,404
Receivables, net	—	4,377	—	—	—	4,377
Inventories	—	171,704	—	—	—	171,704
Prepaid minimum rent	—	20,874	—	—	—	20,874
Intercompany receivable	—	856	23,972	—	(24,828)	—
Other	879	4,410	—	—	—	5,289

Total current assets	1,071	436,433	23,972	—	(24,828)	436,648
Property and equipment, net	—	215,237	—	—	—	215,237
Tradename/domain name	—	197,414	—	—	—	197,414
Investment in subsidiary	141,281	2,831	—	448,030	(592,142)	—
Other assets	—	16,962	—	3,293	—	20,255

Total assets	$142,352	$868,877	$23,972	$451,323	$(616,970)	$869,554

Liabilities and stockholders’ equity
Current liabilities
Accounts payable	$—	$61,093	$—	$—	$—	$61,093
Deferred revenue	—	1,106	21,141	—	—	22,247
Accrued bonus	—	22,541	—	—	—	22,541
Accrued expenses	43	58,375	—	15,158	—	73,576
Accounts payable and accrued expenses—related parties	—	89,831	—	—	—	89,831
Intercompany payable	856	23,972	—	—	(24,828)	—

Total current liabilities	899	256,918	21,141	15,158	(24,828)	269,288
Long-term debt	—	120,629	—	294,884	—	415,513
Other long-term liabilities	—	43,300	—	—	—	43,300

Total liabilities	899	420,847	21,141	310,042	(24,828)	728,101
Commitments and Contingencies (Note 14)	—	—	—	—	—	—
Total stockholders’ equity	141,453	448,030	2,831	141,281	(592,142)	141,453

Total liabilities and stockholders’ equity	$142,352	$868,877	$23,972	$451,323	$(616,970)	$869,554

15. Guarantor Subsidiaries (continued)

EXPRESS, INC.

CONDENSED CONSOLIDATING BALANCE SHEET

(Amounts in thousands)

	January 29, 2011
	Express, Inc.	Subsidiary Issuers	Guarantor Subsidiaries	Other Subsidiaries	Eliminations	Consolidated Total
Assets
Current assets
Cash and cash equivalents	$1,647	$186,115	$—	$—	$—	$187,762
Receivables, net	—	9,908	—	—	—	9,908
Inventories	—	185,209	—	—	—	185,209
Prepaid minimum rent	—	22,284	—	—	—	22,284
Intercompany receivable	—	—	26,029	311	(26,340)	—
Other	—	22,130	—	—	—	22,130

Total current assets	1,647	425,646	26,029	311	(26,340)	427,293
Property and equipment, net	—	211,319	—	—	—	211,319
Tradename/domain name	—	197,414	—	—	—	197,414
Investment in subsidiary	127,260	3,147	—	121,757	(252,164)	—
Deferred tax asset	968	3,652	—	893	—	5,513
Other assets	—	21,210	—	—	—	21,210

Total assets	$129,875	$862,388	$26,029	$122,961	$(278,504)	$862,749

Liabilities and stockholders’ equity
Current liabilities
Accounts payable	$—	$85,843	$—	$—	$—	$85,843
Deferred revenue	—	2,185	22,882	—	—	25,067
Accrued bonus	—	14,268	—	—	—	14,268
Accrued expenses	(444)	96,535	—	(4,299)	—	91,792
Accounts payable and accrued expenses—related parties	—	79,865	—	—	—	79,865
Intercompany payable	—	26,340	—	—	(26,340)	—

Total current liabilities	(444)	305,036	22,882	(4,299)	(26,340)	296,835
Long-term debt	—	366,157	—	—	—	366,157
Other long-term liabilities	157	69,438	—	—	—	69,595

Total liabilities	(287)	740,631	22,882	(4,299)	(26,340)	732,587
Commitments and Contingencies (Note 14)	—	—	—	—	—	—
Total stockholders’ equity	130,162	121,757	3,147	127,260	(252,164)	130,162

Total liabilities and stockholders’ equity	$129,875	$862,388	$26,029	$122,961	$(278,504)	$862,749

15. Guarantor Subsidiaries (continued)

EXPRESS, INC.

CONDENSED CONSOLIDATING STATEMENT OF INCOME

(Amounts in thousands)

	2008
	Express, Inc.	Subsidiary Issuers	Guarantor Subsidiaries	Other Subsidiaries	Eliminations	Consolidated Total
Net sales	$—	$1,737,010	$—	$—	$—	$1,737,010
Cost of goods sold, buying and occupancy costs	—	1,280,018	—	—	—	1,280,018

Gross profit	—	456,992	—	—	—	456,992
Selling, general, and administrative expenses	—	446,766	(304)	609	—	447,071
Other operating expense, net	—	6,007	—	—	—	6,007

Operating income (loss)	—	4,219	304	(609)	—	3,914
Interest expense	—	10,991	—	25,540	—	36,531
Income (loss) in subsidiary	62,400	(304)	—	36,376	(98,472)	—
Interest income	(192)	(3,335)	—	—	—	(3,527)
Other income, net	—	(300)	—	—	—	(300)

(Loss) income before income taxes	(62,208)	(2,833)	304	(62,525)	98,472	(28,790)
Income tax expense (benefit)	—	371	—	(125)	—	246

Net (loss) income	$(62,208)	$(3,204)	$304	$(62,400)	$98,472	$(29,036)

EXPRESS, INC.

CONDENSED CONSOLIDATING STATEMENT OF INCOME

(Amounts in thousands)

	2009
	Express, Inc.	Subsidiary Issuers	Guarantor Subsidiaries	Other Subsidiaries	Eliminations	Consolidated Total
Net sales	$—	$1,721,066	$—	$—	$—	$1,721,066
Cost of goods sold, buying and occupancy costs	—	1,175,088	—	—	—	1,175,088

Gross profit	—	545,978	—	—	—	545,978
Selling, general, and administrative expenses	19	409,414	(302)	67	—	409,198
Other operating expense, net	—	9,943	—	2	(2)	9,943

Operating (loss) income	(19)	126,621	302	(69)	2	126,837
Interest expense	—	9,726	—	43,496	—	53,222
(Income) loss in subsidiary	(75,324)	(302)	—	(118,668)	194,294	—
Interest income	—	(484)	—	—	—	(484)
Other income, net	—	(2,444)	—	—	—	(2,444)

Income (loss) before income taxes	75,305	120,125	302	75,103	(194,292)	76,543
Income tax expense (benefit)	—	1,457	—	(221)	—	1,236

Net income (loss)	$75,305	$118,668	$302	$75,324	$(194,292)	$75,307

15. Guarantor Subsidiaries (continued)

EXPRESS, INC.

CONDENSED CONSOLIDATING STATEMENT OF INCOME

(Amounts in thousands)

	2010
	Express, Inc.	Subsidiary Issuers	Guarantor Subsidiaries	Other Subsidiaries	Eliminations	Consolidated Total
Net sales	$—	$1,905,814	$—	$—	$—	$1,905,814
Cost of goods sold, buying and occupancy costs	—	1,227,490	—	—	—	1,227,490

Gross profit	—	678,324	—	—	—	678,324
Selling, general, and administrative expenses	2,984	458,428	(316)	(23)	—	461,073
Other operating expense, net	—	17,997	—	3	—	18,000

Operating (loss) income	(2,984)	201,899	316	20	—	199,251
Interest expense	—	30,510	—	28,983	—	59,493
(Income) loss in subsidiary	(129,939)	(316)	—	(153,742)	283,997	—
Interest income	—	(16)	—	—	—	(16)
Other income, net	—	(1,968)	—	—	—	(1,968)

Income (loss) before income taxes	126,955	173,689	316	124,779	(283,997)	141,742
Income tax (benefit) expense	(433)	19,947	—	(5,160)	—	14,354

Net income (loss)	$127,388	$153,742	$316	$129,939	$(283,997)	$127,388

15. Guarantor Subsidiaries (continued)

EXPRESS, INC.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

(Amounts in thousands)

	2008
	Express, Inc.	Subsidiary Issuers	Guarantor Subsidiaries	Other Subsidiaries	Eliminations	Consolidated Total
Operating Activities
Net cash provided by (used in) operating activities	$192	$44,424	$—	$(9,382)	$—	$35,234

Investing Activities
Capital expenditures	—	(50,551)	—	—	—	(50,551)
Purchase of intangible asset	—	(1,250)	—	—	—	(1,250)
Dividends received	289,548	—	—	210,465	(500,013)	—

Net cash provided by (used in) investing activities	289,548	(51,801)	—	210,465	(500,013)	(51,801)

Financing Activities
Borrowings under short-term debt arrangements	—	75,000	—	—	—	75,000
Borrowings under long-term debt arrangements	—	—	—	294,000	—	294,000
Repayments of long-term debt arrangements	—	(1,250)	—	—	—	(1,250)
Costs incurred in connection with debt arrangements and Senior Notes	—	—	—	(3,870)	—	(3,870)
Repurchase of equity units	—	(24)	—		—	(24)
Repayment of notes receivable	—	10	—	—	—	10
Distributions	(289,548)	(210,465)	—	(491,213)	500,013	(491,213)

Net cash (used in) provided by financing activities	(289,548)	(136,729)	—	(201,083)	500,013	(127,347)

Net increase (decrease) in cash and cash equivalents	192	(144,106)	—	—	—	(143,914)
Cash and cash equivalents, beginning of period	—	320,029	—	—	—	320,029

Cash and cash equivalents, end of period	$192	$175,923	$—	$—	$—	$176,115

15. Guarantor Subsidiaries (continued)

EXPRESS, INC.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

(Amounts in thousands)

	2009
	Express, Inc.	Subsidiary Issuers	Guarantor Subsidiaries	Other Subsidiaries	Eliminations	Consolidated Total
Operating Activities
Net cash provided by (used in) operating activities	$317	$237,586	$—	$(37,182)	$—	$200,721

Investing Activities
Capital expenditures	—	(26,853)	—	—	—	(26,853)
Purchase of intangible asset	—	(20)	—	—	—	(20)
Distributions received	33,000	—	—	76,363	(109,363)	—

Net cash provided by (used in) investing activities	33,000	(26,873)	—	76,363	(109,363)	(26,873)

Financing Activities
Repayments of short-term debt arrangements	—	(75,000)	—	—	—	(75,000)
Repayments of long-term debt arrangements	—	(937)	—	(6,181)	—	(7,118)
Costs incurred in connection with debt arrangements and Senior Notes	—	(123)	—	—	—	(123)
Costs incurred in connection with equity offering	(317)	—	—	—	—	(317)
Repurchase of equity units	—	(3)	—	—	—	(3)
Distributions	(33,000)	(76,363)	—	(33,000)	109,363	(33,000)
Grant of equity shares	—	2	—	—	—	2

Net cash (used in) provided by financing activities	(33,317)	(152,424)	—	(39,181)	109,363	(115,559)

Net increase in cash and cash equivalents	—	58,289	—	—	—	58,289
Cash and cash equivalents, beginning of period	192	175,923	—	—	—	176,115

Cash and cash equivalents, end of period	$192	$234,212	—	$—	$—	$234,404

15. Guarantor Subsidiaries (continued)

EXPRESS, INC.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

(Amounts in thousands)

	2010
	Express, Inc.	Subsidiary Issuers	Guarantor Subsidiaries	Other Subsidiaries	Eliminations	Consolidated Total
Operating Activities
Net cash provided by (used in) operating activities	$(3,330)	$258,783	$—	$(35,495)	$—	$219,958

Investing Activities
Capital expenditures	—	(54,843)	—	—	—	(54,843)
Investment in subsidiary	(170,535)	—	—	(5,633)	176,168	—
Dividends received	319,801	—	—	490,954	(810,755)	—

Net cash provided by (used in) investing activities	149,266	(54,843)	—	485,321	(634,587)	(54,843)

Financing Activities
Borrowings under Senior Notes	—	246,498	—	—	—	246,498
Net proceeds from equity offering	166,898	—	—	—	—	166,898
Repayments of long-term debt arrangements	—	(1,563)	—	(300,000)	—	(301,563)
Costs incurred in connection with debt arrangements and Senior Notes	—	(11,651)	—	(560)	—	(12,211)
Costs incurred in connection with equity offering	(6,498)	—	—	—	—	(6,498)
Equity contributions	5,633	—	—	170,535	(176,168)	—
Repayment of notes receivable	—	5,633	—	—	—	5,633
Distributions	(261,000)	(441,440)	—	(270,287)	711,727	(261,000)
Dividends paid	(49,514)	(49,514)	—	(49,514)	99,028	(49,514)

Net cash (used in) provided by financing activities	(144,481)	(252,037)	—	(449,826)	634,587	(211,757)

Net increase (decrease) in cash and cash equivalents	1,455	(48,097)	—	—	—	(46,642)
Cash and cash equivalents, beginning of period	192	234,212	—	—	—	234,404

Cash and cash equivalents, end of period	$1,647	$186,115	$—	$—	$—	$187,762

16. Quarterly Financial Data (Unaudited)

Summarized unaudited quarterly financial results for 2009 and 2010 follows:

2009 Quarter	First	Second	Third	Fourth
	(in thousands, except per share amounts)
Net sales	$374,358	$373,823	$426,046	$546,839
Gross profit	$112,084	$102,799	$145,346	$185,749
Net income (loss)	$7,599	$(6,756)	$28,467	$45,997
Earnings (loss) per basic share	$0.10	$(0.09)	$0.38	$0.61
Earnings (loss)per diluted share	$0.10	$(0.09)	$0.37	$0.60

2010 Quarter	First	Second	Third	Fourth
	(in thousands, except per share amounts)
Net sales	$426,462	$407,277	$450,577	$621,498
Gross profit	$157,206	$130,017	$164,323	$226,778
Net income	$30,561	$22,114	$26,301	$48,412
Earnings per basic share	$0.40	$0.25	$0.30	$0.55
Earnings per diluted share	$0.39	$0.25	$0.30	$0.55

16,500,000 Shares

Express, Inc.

Common Stock

PROSPECTUS

BofA Merrill Lynch

Piper Jaffray

Morgan Stanley

UBS Investment Bank

Stifel Nicolaus Weisel

Stephens Inc.

                    , 2011

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee.

SEC registration fee	$39,346
FINRA filing fee	$34,389
Printing expenses	$100,000
Legal fees and expenses	$400,000
Accounting fees and expenses	$200,000
Miscellaneous expenses	$50,000

Total expenses	$823,735

Item 14.    Indemnification of Directors and Officers.

Section 102(b)(7) of the General Corporation Law of the State of Delaware (the “DGCL”) allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation of provides for this limitation of liability.

Section 145 of the DGCL (“Section 145”) provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our bylaws provide that we will indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

We have entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL. We have also entered into an indemnification priority agreement with each of Golden Gate Private Equity, Inc. and Limited Brands, Inc. to clarify the priority of advancement of expenses and indemnification obligations among us, our subsidiaries and any of our directors appointed by Golden Gate Private Equity, Inc. or its affiliates and Limited Brands, Inc. or its affiliates and other related matters.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation or bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers. The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification of our directors and officers by the underwriters party thereto against certain liabilities.

Item 15.    Recent Sales of Unregistered Securities.

Set forth below is information regarding securities sold by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

Between September 12, 2008 and December 16, 2009, we sold 1,410,000 Class C Units of Express Management Investors LLC to approximately 70 employees, typically at the vice president level or above in various departments of Express, at a nominal price per unit of $0.0025 through unit purchase agreements. The issuances and sale of our Class A Units and Class C Units described above were deemed to be exempt from the registration provisions under the Securities Act in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act. We relied on Rule 701 because (i) these sales were to employees and were made pursuant to a written compensation contract, which was delivered to each employee purchasing equity, (ii) we were not subject to Section 13 or 15(d) of the Exchange Act at the time of issuance and (iii) these issuances did not exceed the sale price limitations set forth in Rule 701. See “Executive Compensation—Compensation Discussion and Analysis—Elements of Compensation—Equity Incentives—Summary of Our Prior Plan” in the prospectus which is a part of this registration statement.

On March 5, 2010, Express, LLC and Express Finance Corp., each an indirect wholly-owned subsidiary of ours, jointly issued and sold, in a private placement, $250.0 million of their 8 3/4% Senior Notes due 2018 at an offering price of 98.599% of the face value of the Senior Notes. An affiliate of Golden Gate purchased $50.0 million of Senior Notes in the offering. The proceeds from the Senior Notes of $246.5 million, together with cash on hand of $153.8 million, were used to (1) prepay all of the Term C Loan outstanding under the term loan facility of our wholly-owned subsidiary, Express Topco, and to pay accrued and unpaid interest and prepayment penalties in an aggregate amount equal to $154.9 million, (2) make a distribution to the equity holders of Express Parent in an aggregate amount equal to approximately $230.0 million and (3) pay related transaction fees and expenses, including discounts and commissions to the initial purchasers of the Senior Notes, in an aggregate amount equal to $15.4 million. The issuance and sale of the Senior Notes were exempt from the registration requirements of the Securities Act because the Senior Notes were sold to the initial purchasers in transactions not involving a public offering pursuant to Section 4(2) thereof and the Senior Notes were sold by the initial purchasers to qualified institutional investors pursuant to Rule 144A under the Securities Act and to persons outside the United States pursuant to Regulation S under the Securities Act.

Appropriate legends were affixed to the securities issued in all of the above-listed transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

Item 16.    Exhibits and Financial Statement Schedules.

(a)	Exhibits

The exhibit index attached hereto is incorporated herein by reference.

(b)	Financial Statement Schedules

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes.

Item 17.    Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Express, Inc., a Delaware corporation, has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio, on March 22, 2011.

EXPRESS, INC.

By:	/S/ MATTHEW C. MOELLERING
Matthew C. Moellering
Executive Vice President, Chief Administrative Officer, Chief Financial Officer, Treasurer and Secretary

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each officer and director of Express, Inc. whose signature appears below constitutes and appoints Matthew C. Moellering and Lacey J. Bundy, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to execute any or all amendments including any post-effective amendments and supplements to this Registration Statement, and any additional Registration Statement filed pursuant to Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

*    *    *

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement and power of attorney have been signed by the following persons in the capacities indicated on March 22, 2011.

Signature	Title

/S/ MICHAEL A. WEISS Michael A. Weiss	President, Chief Executive Officer and Director (Principal Executive Officer)

/S/ MATTHEW C. MOELLERING Matthew C. Moellering	Executive Vice President, Chief Administrative Officer, Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)

/S/ MICHAEL F. DEVINE, III Michael F. Devine, III	Director

/S/ DAVID C. DOMINIK David C. Dominik	Director

/S/ STEFAN L. KALUZNY Stefan L. Kaluzny	Chairman

/S/ MYLLE H. MANGUM Mylle H. Mangum	Director

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.

2.1	Unit Purchase Agreement, dated as of May 15, 2007, among Express Investment Corp., Limited Brands Store Operations, Inc., Express Holding, LLC and Limited Brands, Inc. (“Unit Purchase Agreement”) (incorporated by reference to Exhibit 2.1 to Express, Inc.’s registration statement on Form S-1, as amended (File No. 333-164906) (the “Express S-1”), filed with the SEC on March 25, 2010).

2.2	Amendment No. 1 to Unit Purchase Agreement, dated as of July 6, 2007 (incorporated by reference to Exhibit 2.2 to the Express S-1, filed with the SEC on March 25, 2010).

2.3	Conversion Agreement, dated as of May 10, 2010, by and among Express Parent LLC, Express Management Investors Blocker, Inc., Express Investment Corp., Limited Brands Store Operations, Inc. and EXP Investments, Inc. (incorporated by reference to Exhibit 2.3 to the Express S-1, filed with the SEC on May 11, 2010).

2.4	Form of Agreement and Plan of Merger among Express, Inc., Express Management Investors Blocker, Inc., Express Management Investors LLC, Express Investment Corp., Multi-Channel Retail Holdings LLC - Series G and Express Holding, LLC (incorporated by reference to Exhibit 2.4 to the Express S-1, filed with the SEC on May 11, 2010).

3.1	Certificate of Incorporation of Express, Inc. (incorporated by reference to Exhibit 4.1 to Express, Inc.’s registration statement on Form S-8 (File No. 333-168097), filed with the SEC on July 14, 2010 (the “Express S-8”)).

3.2	Bylaws of Express, Inc. (incorporated by reference to Exhibit 4.2 to the Express S-8).

4.1	Specimen Common Stock Certificate (incorporate by reference to Exhibit 4.1 to the Express S-1, filed with the SEC on April 30, 2010.)

4.2	Indenture, dated March 5, 2010, among Express, LLC, Express Finance Corp., the Guarantors and U.S. National Bank Association, as trustee (incorporated by reference to Exhibit 4.2 to the Express S-1, filed with the SEC on March 25, 2010).

4.3	Registration Rights Agreement, by and among Express, LLC, Express Finance Corp., Express Parent LLC, Express GC, LLC and Banc of America Securities LLC, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated (incorporated by reference to the Express S-1, filed with the SEC on March 25, 2010).

4.4	Form of Registration Agreement between Express, Inc. and the other signatories thereto (incorporated by reference to Exhibit 4.4 to the Express S-1, filed with the SEC on April 30, 2010).

4.5	Form of Stockholders Agreement by and among Express Inc., Multi-Channel Retail Holding LLC - Series G, Limited Brands Store Operations, Inc. and EXP Investments, Inc. (incorporated by reference to Exhibit 4.5 to the Express S-1, filed with the SEC on April 30, 2010).

4.6	Express Parent LLC Limited Liability Company Agreement, dated as of June 26, 2008 (incorporated by reference to Exhibit 4.6 to the Express S-1, filed with the SEC on May 11, 2010).

5.1†	Opinion of Kirkland & Ellis LLP.

10.1	Asset-Based Loan Credit Agreement, dated as of July 6, 2007, among Express Holding, LLC, as Parent, Express, LLC, as Borrower, the Initial Lenders, the Initial Issuing Bank, the Swing Line Bank, Wells Fargo Retail Finance, LLC, as Administrative Agent and Collateral Agent, Morgan Stanley Senior Funding, Inc., as Syndication Agent, The CIT Group/Business Credit, Inc. and Wachovia Capital Finance Corporation (Central), as Co-Documentation Agents, and Morgan Stanley Senior Funding, Inc., as Sole Lead Arranger and Sole Bookrunner (“Asset-Based Loan Credit Agreement”) (incorporated by reference to Exhibit 10.1 to the Express S-1, filed with the SEC on March 25, 2010).

Exhibit Number	Description
10.2	Amendment No. 1 to Asset-Based Loan Credit Agreement, dated as of June 3, 2008 (incorporated by reference to Exhibit 10.2 to the Express S-1, filed with the SEC on February 16, 2010).

10.3	Amendment No. 2 to Asset-Based Loan Credit Agreement, dated as of February 5, 2010 (incorporated by reference to Exhibit 10.3 to the Express S-1, filed with the SEC on March 25, 2010).

10.4	Term Loan Credit Agreement, dated as of July 6, 2007, among Express Holding, LLC, as Parent, Express, LLC, as Borrower, the Initial Lenders, Morgan Stanley & Co. Incorporated, as Collateral Agent, and Morgan Stanley Senior Funding, Inc., as Administrative Agent, Syndication Agent, Sole Lead Arranger and Sole Bookrunner (“Term Loan Credit Agreement”) (incorporated by reference to Exhibit 10.4 to the Express S-1 filed with the SEC on February 16, 2010).

10.5	Amendment to Term Loan Credit Agreement, dated as of February 5, 2010 (incorporated by reference to the Express S-1, filed with the SEC on March 25, 2010).

10.6	Credit Agreement, dated as of June 26, 2008, among Express Topco LLC, as Borrower, the Lenders party thereto and KKR SCF Loan Administration, LLC, as Administrative Agent (“Topco Credit Agreement”) (incorporated by reference to Exhibit 10.6 to the Express S-1, filed with the SEC on March 25, 2010).

10.7	Amendment to Topco Credit Agreement, dated as of February 5, 2010 (incorporated by reference to Exhibit 10.7 to the Express S-1, filed with the SEC on March 25, 2010).

10.8+	Employment Agreement, dated as of February 12, 2010, by and among Express, LLC, Express Parent LLC and Michael A. Weiss (incorporated by reference to Exhibit 10.8 to the Express S-1, filed with the SEC on March 25, 2010).

10.9+	Form of Employment Agreement (incorporated by reference to Exhibit 10.9 to the Express S-1, filed with the SEC on March 25, 2010).

10.10+	Express, Inc. 2010 Incentive Compensation Plan (incorporated by reference to Exhibit 10.10 to the Express S-1, filed with the SEC on April 30, 2010).

10.11+	Form of Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.11 to the Express S-1, filed with the SEC on April 30, 2010).

10.12	Master Sublease, dated as of July 6, 2007, between Limited Brands, Inc. and Express, LLC (incorporated by reference to Exhibit 10.12 to the Express S-1, filed with the SEC on April 30, 2010).

10.13+	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.13 to the Express S-1, filed with the SEC on April 30, 2010).

10.14	Store Leases Agreement, dated as of July 6, 2007, by and among Limited Stores, LLC, Bath & Body Works, LLC, Victoria’s Secret Stores, LLC, Diva US, LLC, Express, LLC and Limited Brands, Inc. (incorporated by reference to Exhibit 10.14 to the Express S-1, filed with the SEC on February 16, 2010).

10.15	Logistics Services Agreement, dated October 5, 2009, by and between Express, LLC and Limited Logistics Services, Inc. (incorporated by reference to Exhibit 10.15 to the Express S-1, filed with the SEC on February 16, 2010).

10.16	Exchange Agreement, dated June 26, 2008, by and among Express Parent LLC, Express Topco LLC, Express Holding, LLC and the securityholders listed thereto (incorporated by reference to Exhibit 10.16 to the Express S-1, filed with the SEC on February 16, 2010).

10.17+	Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.17 to the Express S-1, filed with the SEC on April 30, 2010).

10.18+	Form of Stock Appreciation Rights Agreement (incorporated by reference to Exhibit 10.18 to the Express S-1, filed with the SEC on April 30, 2010).

Exhibit Number	Description
10.19+	Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.19 to the Express S-1, filed with the SEC on April 30, 2010).

10.20	Amended and Restated Services Agreement, dated as of April 8, 2010, between Express, Inc. and Limited Brands, Inc. (incorporated by reference to Exhibit 10.20 to the Express S-1, filed with the SEC on April 14, 2010)

10.21+	Amendment No. 1 to Employment Agreement, dated as of April 14, 2010, by and among Express, LLC, Express Parent LLC and Michael A. Weiss (incorporated by reference to Exhibit 10.21 to the Express S-1, filed with the SEC on April 19, 2010).

10.22	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.22 to the Express S-1, filed with the SEC on April 30, 2010).

10.23	Form of Letter Agreement by and among Limited Brands, Inc., Express, Inc., Express Topco LLC, Express Holding, LLC, Express, LLC, Express Finance Corp. and Express GC, LLC (incorporated by reference to Exhibit 10.23 to the Express S-1, filed with the SEC on April 30, 2010).

10.24	Form of Letter Agreement by and among Golden Gate Private Equity, Inc., Express, Inc., Express Topco LLC, Express Holding, LLC, Express, LLC, Express Finance Corp. and Express GC, LLC (incorporated by reference to Exhibit 10.24 to the Express S-1, filed with the SEC on April 30, 2010).

10.25	Amendment No. 2 to Topco Credit Agreement, dated as of April 26, 2010 (incorporated by reference to Exhibit 10.25 to the Express S-1, filed with the SEC on April 30, 2010).

10.26	Letter Agreement, dated as of April 28, 2010, between Michael F. Devine, III and Express Parent LLC (incorporated by reference to Exhibit 10.26 to the Express S-1, filed with the SEC on April 30, 2010).

10.27	Letter Agreement, dated as of July 23, 2010, between Mylle H. Mangum and Express, Inc. (incorporated by reference to Exhibit 10.1 to Express, Inc.’s Current Report on Form 8-K, filed with the SEC on August 3, 2010 (File No. 011-34742)).

21.1	List of subsidiaries of registrant (incorporated by reference to the Registrant’s Annual Report on Form 10-K, filed with the SEC on March 22, 2011.).

23.1†	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.2†	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).

24.1	Powers of Attorney (included on signature page).

*	To be filed by amendment.
†	Filed herewith.
+	Indicates a management contract or compensatory plan or arrangement.